Form 10-K405, Exhibit 13
period 1995-12-31
USG CORP
filed 1996-02-29
CIK 757011

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Results of Operations

Consolidated Results (dollars in millions):
                                                      Years ended December 31,
                                                       1995     1994     1993*

Net Sales                                           $ 2,444   $2,290  $ 1,916

Gross Profit                                            603      517      372
   % of net sales                                      24.7%    22.6%    19.4%
Selling and administrative expenses                     244      244      220
   % of net sales                                      10.0%    10.7%    11.5%
Amortization of excess reorganization value             169      169      113
Operating Profit                                        190      104       39

Calculation of EBITDA:
   Operating profit                                     190      104       39
   Amortization of excess reorganization value          169      169      113
   Depreciation and depletion                            58       53       54
   Other                                                 -        (1)      12
   EBITDA                                               417      325      218
      % of net sales                                   17.1%    14.2%    11.4%


*  Due to the May 6, 1993, Restructuring and implementation of fresh start accounting, the
   Corporation's financial statements effective May 7, 1993, are not comparable to financial statements for periods prior to that date. (See "Note 6. Financial Restructuring" for information on the Restructuring and implementation of fresh start accounting.)  Applicable accounting rules require separate reporting of financial results for the restructured company and the predecessor company.  However, information for 1993 is presented in this discussion on an annual basis to facilitate a meaningful year-to-year comparison.

   Net sales of $2,444 million in 1995 represented the fourth consecutive year of improved sales and an increase of $154 million, or 6.7%, over 1994. Net sales in 1994 were up 19.5% over 1993. These increases reflect improved sales for each of USG Corporation's core businesses, North American Gypsum and Worldwide Ceilings. Wallboard selling prices for United States Gypsum Company increased for the third consecutive year in 1995, while wallboard volume was down slightly from the record level set in 1994. Improved ceiling tile sales in 1995 reflect record shipments, surpassing the previous record set in 1994, and higher selling prices.

   Gross profit as a percentage of net sales rose to 24.7% in 1995 from 22.6% in 1994 and 19.4% in 1993 due to higher selling prices for the major product lines, partially offset by increased gypsum wallboard unit manufacturing costs. In addition, the 1994 gross profit margin was adversely affected by a $30 million pretax ($17 million after-tax) charge to cost of products sold recorded by U.S. Gypsum primarily to cover the cash portion of two asbestos litigation settlements. (Approximately $24 million of this amount was paid in 1994 and 1995, with the remainder payable in 1996. See "Note 21. Litigation" for information on these settlements.)

   Excess reorganization value, which was established in connection with USG's financial restructuring in May 1993 (the "Restructuring"), is currently being amortized over a five-year period. This noncash amortization, which has no tax impact, reduced operating profit by $169 million in each of 1995 and 1994 and by $113 million in 1993.

   Because of the continuing amortization of excess reorganization value, the Corporation reports EBITDA (earnings before interest, taxes, depreciation, depletion, amortization and items classified as other (income)/expense). For 1993, EBITDA also excludes the impact of reorganization and extraordinary items and changes in accounting principles. The Corporation believes EBITDA helps to facilitate: (i) comparisons of current and historical results (ii) the monitoring of covenants related to certain long-term debt and (iii) an understanding of cash flow generated from operations that is available for taxes, debt service and capital expenditures. EBITDA amounted to $417 million in 1995, an increase of $92 million, or 28.3%, versus 1994. For 1994, EBITDA amounted to $325 million, an increase of $107 million, or 49.1%, over 1993. (Note: EBITDA should not be considered as an alternative to net earnings as an indicator of operating performance or to cash flows as a measure of overall liquidity.)

Construction Markets

      Based on preliminary data issued by the U.S. Bureau of the Census, the Corporation estimates that U.S. housing starts were approximately 1.350 million units in 1995, down 7% from 1994. However, housing starts improved in the second half of 1995, increasing about 11% as compared with the first half of the year. Housing starts of 1.457 million units in 1994 represented a 13% increase over the 1993 level of 1.288 million units. U.S. nonresidential construction grew 10% over 1994, as measured in contracts awarded. In management's estimation, this should have a favorable impact on USG's 1996 sales, because finishing of nonresidential interiors follows contract awards by as much as a year. Repair and remodel activity continued its upward trend in 1995. Demand for wallboard generated by this market increased 5% for the industry and is expected to grow at about the same pace in 1996.

Core Business Results (dollars in millions):
                                            Net Sales                           EBITDA
                                    Years ended December 31,           Years ended December 31,
                                   1995       1994       1993         1995       1994       1993
North American Gypsum:
      U.S. Gypsum Company        $ 1,309    $ 1,209    $   970      $  327     $  248     $  148
      L&W Supply Corporation         753        659        528          26         15          7
      CGC Inc. (gypsum division)     102        110         91          11         15          9
      Other subsidiaries              75         90         77          22         28         23
      Eliminations                  (315)      (288)      (223)          -         (2)         -
      Total                        1,924      1,780      1,443         386        304        187

Worldwide Ceilings:
      USG Interiors, Inc.            385        400        360          58         53         48
      USG International              235        202        185           5          6          4
      CGC Inc. (interiors
      division)                       28         29         30           4          3          4
      Eliminations                   (39)       (37)       (35)          -          -          -
      Total                          609        594        540          67         62         56

Corporate                              -          -          -         (36)       (41)       (25)
Eliminations                         (89)       (84)       (67)          -          -          -
Total USG Corporation              2,444      2,290      1,916         417        325        218

North American Gypsum

      Net sales of $1,924 million in 1995 for North American Gypsum represented an increase of $144 million, or 8.1%, and EBITDA of $386 million improved $82 million, or 27.0%, compared with 1994. For 1994, net sales of $1,780 million increased $337 million, or 23.4%, while EBITDA of $304 million, which includes the impact of the aforementioned $30 million charge associated with asbestos litigation settlements, increased $117 million, or 62.6%, over 1993.

      Results improved in 1995 for U.S. Gypsum compared to 1994 primarily due to higher wallboard selling prices, partially offset by higher unit manufacturing costs and slightly lower wallboard volume. In addition, sales of nonwallboard products such as joint compound and cement board also increased. U.S.
Gypsum's average wallboard selling price in 1995 was $110.44 per thousand square feet, an increase of 10.4% compared with the 1994 average price of $100.08, which was up 26.6% over the 1993 average price of $79.07. Higher manufacturing costs reflect increases in the cost of purchased recycled paper, the primary raw material of wallboard paper. Compared with 1994, higher recycled paper costs resulted in an aggregate increase of approximately $28 million in cost of products sold. Shipments of U.S. Gypsum's wallboard totaled 7.6 billion square feet in 1995, compared with 7.7 billion square feet in 1994 and 7.3 billion square feet in 1993. U.S. Gypsum's plants operated at 92% of capacity in 1995, compared with the estimated average rate of 91% for the U.S. industry.

      In 1995, L&W Supply Corporation achieved the highest level of sales in its history, reflecting record sales of gypsum wallboard and nonwallboard products. As of December 31, 1995, L&W Supply conducted its business out of 156 centers, an increase of 17 compared with December 31, 1994. On a same-center basis, 1995 sales for L&W Supply also surpassed the previous record set in 1994. EBITDA for L&W Supply improved significantly in each of the past two years as a result of gross profit improvements for all of its product lines.

      CGC Inc.'s gypsum business experienced lower net sales and EBITDA in 1995, as wallboard results were adversely affected by the lowest level of housing starts in eastern Canada in 35 years and the higher cost of wallboard paper. Results in 1994 benefited from higher wallboard prices and increased shipments to the United States as compared with 1993.

Worldwide Ceilings

     Net sales in 1995 for Worldwide Ceilings rose $15 million, or 2.5%, to $609 million, while EBITDA of $67 million increased $5 million, or 8.1%, compared with 1994. (Excluding results for the domestic floors division, which was divested in December 1994, Worldwide Ceilings' 1995 net sales improved $45 million, or 8.0%, and EBITDA increased $5 million, or 8.1%, versus 1994.) For 1994, net sales of $594 million increased $54 million, or 10.0%, and EBITDA totaled $62 million, an increase of $6 million, or 10.7%, over 1993.

     For USG Interiors, Inc., net sales in 1995 and 1994 benefited from record shipments and higher selling prices for ceiling tile. The record volume was largely the result of increased demand from the retail and export markets. EBITDA for USG Interiors continued to improve in 1995, reflecting the increase in selling prices.

      USG International also recorded increased net sales in 1995 and 1994, primarily due to growing international markets, especially in the Asia/Pacific region. However, EBITDA declined in 1995 primarily reflecting competitive market conditions in Europe and write-offs of bad debts and obsolete equipment and inventory during the fourth quarter of 1995.

Other Consolidated Earnings Information

      Interest expense continued to decline as a result of debt repayment and refinancing activities in 1995 and 1994. Interest expense amounted to $99 million in 1995, down $50 million, or 33.6%, from the 1994 level of $149 million, which was down $29 million, or 16.3%, from $178 million recorded in 1993. For 1994, interest expense included a $16 million pretax ($9 million after-tax) noncash charge for the write-off of reorganization debt discount primarily in conjunction with the Corporation's accelerated payment of bank term loans. For 1993, interest expense included $46 million of interest that was forgiven or converted to equity as a result of the Restructuring.

      In the fourth quarter of 1995, the Corporation recorded a $30 million pretax ($24 million after-tax) charge in connection with the planned sale of its insulation manufacturing business in the United States and the closure of its insulation plant in Canada. Included in this charge is a $15 million noncash (no tax impact) write-off of excess reorganization value associated with these businesses. The remainder of the charge primarily reflects a writedown of the assets of these businesses to their net realizable value. The total charge is reflected in other (income)/expense, net in the Consolidated Statement of Earnings.

      The Corporation's income tax expense is computed based on pretax earnings excluding the noncash amortization of excess reorganization value, which is not deductible for federal income tax purposes. In 1995, income tax expense amounted to $97 million, compared with $54 million in 1994 and $46 million in 1993. The Corporation's effective tax rates for 1995 and 1994 were 149.0% and negative 142.1%, respectively. Excluding the amortization of excess reorganization value and, in 1995, the aforementioned $15 million write-off of excess reorganization value, the Corporation's 1995 and 1994 effective tax rates were 39.0% and 41.2%, respectively. See "Note 11. Taxes on Income and Deferred Income Taxes" for additional information on income taxes.

      The Corporation recorded a net loss of $32 million in 1995. However, this loss included: (i) the noncash amortization of excess reorganization value of $169 million (ii) the noncash amortization of reorganization debt discount of $4 million included in interest expense and (iii) the $24 million after-tax writedown of the insulation business. Together, these items reduced 1995 net earnings by $197 million, or $4.38 per common share.

      A net loss of $92 million in 1994 included: (i) noncash amortizations of excess reorganization value and reorganization debt discount of $169 million and $12 million, respectively (ii) the noncash after-tax write-off of reorganization debt discount amounting to $9 million primarily associated with bank term loans and (iii) the after-tax charge of $17 million associated with asbestos litigation settlements. Together, these items reduced 1994 net earnings by $207 million, or $4.81 per common share.

      A net loss of $129 million was recorded in the period of May 7 through December 31, 1993, after the noncash amortizations of excess reorganization value and reorganization debt discount of $113 million and $8 million, respectively, and an after-tax extraordinary loss of $21 million. The extraordinary loss represented the write-off of reorganization debt discount associated with debt issues that were prepaid, redeemed or purchased in connection with a refinancing plan implemented in the first quarter of 1994. See "Note 3. Debt Refinancings" for information on the refinancing plan.

      Net earnings of $1,434 million in the period of January 1 through May 6, 1993, included a reorganization items gain of $709 million, an after-tax extraordinary gain of $944 million and an after-tax charge of $150 million related to changes in accounting principles. The reorganization items gain primarily reflected fresh start accounting adjustments. The extraordinary gain primarily reflected a gain on the exchange of subordinated debt for common stock in connection with the Restructuring. See "Note 6. Financial Restructuring" for additional information on these Restructuring-related issues. In the first quarter of 1993, the Corporation recorded a one-time after-tax net charge of $150 million representing the cumulative impact of the adoption of Statement of Financial Accounting Standards ("SFAS") No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and SFAS No. 109, "Accounting for Income Taxes." See "Note 11. Taxes on Income and Deferred Income Taxes" and "Note 16. Postretirement Benefits" for information related to these accounting changes.


Liquidity and Capital Resources

      The Corporation, which has significantly strengthened its liquidity and capital resources since the Restructuring in 1993, is currently pursuing a strategy of reducing debt and growing its core gypsum and ceilings businesses through a balanced application of free cash flow between debt reduction and capital expenditures, with an objective of achieving investment grade status.

      As a means of enhancing its ability to implement this strategy, the Corporation completed a refinancing in the third quarter of 1995 that included: (i) the establishment of a new seven-year revolving credit facility (the "Revolving Credit Facility") to replace an existing bank credit agreement that was due to expire in 2000 (ii) the sale of $150 million aggregate principal amount of 8.5% senior notes due 2005 and (iii) the redemption of the Corporation's remaining $268 million principal amount of 10.25% senior notes' due 2002 using a combination of proceeds from the sale of the 8.5% senior notes, borrowings under the Revolving Credit Facility and cash on hand. As a result of the refinancing and other debt repayments in 1995, the Corporation reduced its principal amount of total debt to $926 million as of December 31, 1995, from $1,149 million as of December 31, 1994. See "Note 3. Debt Refinancings" and "Note 7. Indebtedness" for additional information on the Revolving Credit Facility.

      In the fourth quarter of 1995, the Corporation filed a shelf registration statement with the Securities and Exchange Commission allowing the Corporation to offer from time to time: (i) debt securities consisting of notes, debentures or other evidences of indebtedness in one or more series (ii) shares of $1.00 par value preferred stock in one or more series (iii) shares of $0.10 par value common stock or (iv) warrants to purchase shares of common stock (collectively, the "Offered Securities"), all having an aggregate initial offering price not to exceed $300 million. The Offered Securities may be offered separately or as units with other Offered Securities. The debt securities may be (i) senior or subordinated or (ii) secured or unsecured.
The Corporation intends to use the net proceeds from the sale of the Offered Securities for general corporate purposes that may include the repayment of existing indebtedness and the financing of capital expenditures and acquisitions. The shelf registration was declared effective by the Securities and Exchange Commission on January 3, 1996. As of the filing date of the Corporation's 1995 Annual Report on Form 10-K, no securities had been issued pursuant to this registration.

      Substantial capital investments to reduce costs and expand capacity were made at North American Gypsum plants in 1995. Cost-reduction projects included the installation of stock-cleaning equipment to utilize lower grades of recycled paper, continued implementation of technology that lowers wallboard weight, and additional use of synthetic gypsum at manufacturing facilities at which it is more economical than natural sources of gypsum rock. Projects completed in 1995 to enhance manufacturing efficiency increased wallboard capacity by approximately 600 million square feet. In the Worldwide Ceilings business, a $45 million expansion under way at USG Interiors' ceiling tile plant in Greenville, Miss., is scheduled for completion in 1996. In 1995, capital expenditures for the Corporation amounted to $147 million compared with $64 million in 1994 and $41 million in 1993. As of December 31, 1995, capital expenditure commitments for the replacement, modernization and expansion of operations amounted to $68 million compared with $61 million as of December 31, 1994. The Corporation's capital investment plans for the next several years contemplate spending approximately one-half of its free cash flow on projects that provide favorable growth and cost-reduction opportunities. In addition, the Corporation periodically evaluates possible acquisitions or combinations involving other businesses or companies in businesses and markets related to its current operations. The Corporation believes that its available liquidity would be generally adequate to support most opportunities and that it has access to additional financial resources to take further advantage of other opportunities.

      As of December 31, 1995, working capital (current assets less current liabilities) amounted to $108 million, and the ratio of current assets to current liabilities was 1.28 to 1. As of December 31, 1994, working capital amounted to $228 million, and the ratio of current assets to current liabilities was 1.55 to 1. In 1995, cash and cash equivalents decreased $127 million, or 64.5%, to $70 million, primarily because of debt repayments. Receivables (net of reserves) decreased $24 million, or 8.9%, to $246 million; inventories increased $2 million, or 1.2%, to $175 million; and accounts payable increased $8 million, or 6.6%, to $130 million.

      One of the Corporation's subsidiaries, U.S. Gypsum, is a defendant in asbestos lawsuits alleging both property damage and personal injury.
Virtually all costs of the Personal Injury Cases are being paid by insurance. However, certain of U.S. Gypsum's insurance carriers continue to contest coverage for the Property Damage Cases, although U.S. Gypsum believes that substantial coverage exists, and the trial court and an appellate court in U.S. Gypsum's Coverage Action have so ruled. In view of the limited insurance funding currently available for the Property Damage Cases resulting from the continued resistance by a number of U.S. Gypsum's insurers to providing coverage, the effect of the asbestos litigation on the Corporation will depend upon a variety of factors, including the damages sought in the Property Damage Cases that reach trial prior to the completion of the Coverage Action, U.S. Gypsum's ability to successfully defend or settle such cases, and the resolution of the Coverage Action. As a result, management is unable to determine whether an adverse outcome in the asbestos litigation will have a material adverse effect on the results of operations or the consolidated financial position of the Corporation.

     The Corporation and certain of its subsidiaries have been notified by state and federal environmental protection agencies of possible involvement as one of numerous "potentially responsible parties" in a number of so-called "Superfund" sites in the United States. The Corporation believes that neither these matters nor any other known governmental proceeding regarding environmental matters will have a material adverse effect upon its earnings or consolidated financial position. See "Note 21. Litigation" for more information on legal proceedings and definitions of terms in initial capital letters.

                                           USG CORPORATION
                                 CONSOLIDATED STATEMENT OF EARNINGS
                            (Dollars in millions, except per share data)


                                                                             May 7  |   January 1
                                                          Years ended       through |   through
                                                         December 31,      Dec. 31, |    May 6,
                                                        1995       1994      1993   |     1993

Net Sales                                             $2,444     $2,290   $   1,325 |   $   591
Cost of products sold                                  1,841      1,773       1,062 |       482
                                                                                    |
Gross Profit                                             603        517         263 |       109
                                                                                    |
Selling and administrative expenses                      244        244         149 |        71
Amortization of excess reorganization value              169        169         113 |         -
                                                                                    |
Operating Profit                                         190        104           1 |        38
                                                                                    |
Interest expense                                          99        149          92 |        86
Interest income                                           (6)       (10)         (4)|        (2)
Other (income)/expense, net                               32          3          (8)|         6
Reorganization items                                       -          -           - |      (709)
                                                                                    |
Earnings/(Loss) Before Taxes on Income,                                             |
 Extraordinary Items and Changes in                                                 |
 Accounting Principles                                    65        (38)        (79)|       657
                                                                                    |
Taxes on income                                           97         54          29 |        17
                                                                                    |
Earnings/(Loss) Before Extraordinary                                                |
  Items and Changes in Accounting                                                   |
  Principles                                             (32)       (92)       (108)|       640
                                                                                    |
Extraordinary gain/(loss), net of taxes                    -          -         (21)|       944
Cumulative effect of changes in accounting                                          |
  principles, net                                          -          -           - |      (150)
                                                                                    |
Net Earnings/(Loss)                                      (32)       (92)       (129)|     1,434
                                                                                    |
Loss Per Common Share:                                                              |
  Before extraordinary loss                            (0.71)     (2.14)      (2.90)|
  Extraordinary loss                                       -           -      (0.56)|
                                                                                    |
Net Loss Per Common Share                              (0.71)     (2.14)      (3.46)|


Per share information for the period January 1 through May 6, 1993, is omitted because, as a result of the Restructuring and implementation of fresh start accounting, it is not meaningful.

The notes to financial statements are an integral part of this statement.

                                        USG CORPORATION
                                  CONSOLIDATED BALANCE SHEET
                                     (Dollars in millions)


                                                                       As of December 31,
                                                                     1995             1994

Assets
Current Assets:
Cash and cash equivalents
 (primarily time deposits)                                       $       70      $      197
Receivables (net of reserves
  of $14 and $14)                                                       246             270
Inventories                                                             175             173
   Total current assets                                                 491             640
Property, Plant and Equipment, Net                                      842             755
Excess Reorganization Value
 (net of accumulated amortization
   of $466 and $282)                                                    379             561
Other Assets                                                            178             168
   Total assets                                                       1,890           2,124

Liabilities and Stockholders' Equity
Current Liabilities:
Accounts payable                                                        130             122
Accrued expenses                                                        190             210
Notes payable                                                             7               1
Long-term debt maturing within
  one year                                                               35              44
Taxes on income                                                          21              35
   Total current liabilities                                            383             412
Long-Term Debt                                                          865           1,077
Deferred Income Taxes                                                   185             179
Other Liabilities                                                       494             464
Stockholders' Equity/(Deficit):
Preferred stock -
   $1 par value; authorized 36,000,000 shares;
   $1.80 convertible preferred stock
     (initial series);
   outstanding - none                                                     -               -
Common stock -
   $0.10 par value; authorized 200,000,000 shares;
   outstanding 45,262,539 and 45,083,211 shares
   (after deducting 33,988 and 33,988 shares
    held in treasury)                                                     5               5
Capital received in excess of par value                                 223             221
Deferred currency translation                                            (6)            (13)
Reinvested earnings/(deficit)                                          (259)           (221)
   Total stockholders' equity/(deficit)                                 (37)             (8)
   Total liabilities and stockholders' equity                         1,890           2,124


The notes to financial statements are an integral part of this statement.

                                        USG CORPORATION
                             CONSOLIDATED STATEMENT OF CASH FLOWS
                                     (Dollars in millions)

                                                                              May 7       |January 1
                                                          Years ended        through      | through
                                                         December 31,     December 31,    | May 6,
                                                        1995       1994       1993        |  1993
Operating Activities:
Net earnings/(loss)                                   $  (32)    $  (92)    $  (129)      |$ 1,434
                                                                                          |
Adjustments to reconcile net                                                              |
 earnings/(loss) to net cash:                                                             |
 Amortization of excess reorganization                                                    |
  value                                                  169        169           113     |      -
 Depreciation, depletion and amortization                 67         84            44     |     22
 Deferred income taxes                                     6         (1)           22     |    (13)
 Net (gain)/loss on asset dispositions                    27         (2)           (9)    |      4
 Extraordinary loss                                        -          -            21     |      -
 Cumulative effect of accounting changes                   -          -             -     |    150
 Interest on pay-in-kind debentures                        -          -             -     |     17
(Increase)/decrease in working capital:                                                   |
 Receivables                                              24        (20)           49     |     18
 Inventories                                              (2)       (28)            4     |     (8)
 Payables                                                 (6)        33            14     |      3
 Accrued expenses                                        (27)        27            29     |     12
(Increase)/decrease in other assets                      (10)         1             9     |    (12)
Increase in other liabilities                             30         30            20     |      7
Changes due to reorganization items:                                                      |
 Increase in reorganization items                          -          -             -     |     65
 Net adjustments to fair market value                      -          -             -     |    (759)
 Gain on discharge of prepetition liabilities              -          -             -     |    (944)
 Payment of liabilities, net of collection                                                |
  of letters of credit                                     -          -             -     |     (7)
Other, net                                               (10)        (3)           (4)    |     (3)
 Net cash flows (to)/from operating activities           236        198           183     |    (14)
                                                                                          |
Investing Activities:                                                                     |
Capital expenditures                                    (147)       (64)          (29)    |    (12)
Net proceeds from asset dispositions                       7         16            29     |      -
 Net cash flows to investing activities                 (140)       (48)            -     |    (12)
                                                                                          |
Financing Activities:                                                                     |
Issuance of debt                                         734        262            36     |      5
Repayment of debt                                       (957)      (650)          (57)    |   (142)
Proceeds from public offering of common stock              -        224             -     |       -
Decrease in restricted assets                              -          -             -     |     32
 Net cash flows to financing activities                 (223)      (164)          (21)    |    (105)
                                                                                          |
Net Increase/(Decrease) in Cash and Cash                                                  |
Equivalents                                             (127)       (14)          162     |    (131)
Cash and cash equivalents as of beginning                                                 |
 of period                                               197        211            49     |    180
Cash and cash equivalents as of end                                                       |
 of period                                                70        197           211     |     49
                                                                                          |
Supplemental Cash Flow Disclosures:                                                       |
Interest paid                                             88        115            73     |     58
Income taxes paid                                        108         38             5     |      3
                                                                                          |

The notes to financial statements are an integral part of this statement.

                                        USG CORPORATION
                                 NOTES TO FINANCIAL STATEMENTS


Note 1.  Principles of Consolidation

 The consolidated financial statements include the accounts of the Corporation and its subsidiaries after elimination of intercompany accounts and transactions. Revenue is recognized upon the shipment of products. Net currency translation gains or losses on foreign subsidiaries are included in deferred currency translation, a component of stockholders' equity. For purposes of the Consolidated Balance Sheet and Consolidated Statement of Cash Flows, all highly liquid investments with a maturity of three months or less at the time of purchase are considered to be cash equivalents. Certain amounts in the prior years' financial statements have been reclassified to conform with the 1995 presentation.

 The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

 Excess reorganization value, which was recorded as a result of the implementation of fresh start accounting, is currently being amortized through April 1998. The Corporation continues to evaluate whether events and circumstances have occurred which indicate that the remaining estimated useful life of excess reorganization value may warrant revision or that the remaining balances may not be recoverable. The Corporation uses an estimate of its undiscounted cash flows over the remaining life of the excess reorganization value in measuring whether the asset is recoverable. See "Note 6. Financial Restructuring" for more information on the implementation of fresh start accounting.

 The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 121 on accounting for the impairment and/or disposal of long-lived assets, certain identifiable intangibles and goodwill related to assets to be held and used. As required, the Corporation will adopt SFAS No. 121 on January 1, 1996. At this time, it is the opinion of management that the adoption of this statement will not have any impact on the results of operations or the consolidated financial position of the Corporation.


Note 2.  Writedown of Assets

 In the fourth quarter of 1995, the Corporation recorded a $30 million pretax ($24 million after-tax) charge in connection with the planned sale of its insulation manufacturing business in the United States and the closure of its insulation plant in Canada. Included in this charge is a $15 million noncash (no tax impact) write-off of excess reorganization value associated with these businesses. The remainder of the charge primarily reflects a writedown of the assets of these businesses to their net realizable value. The total charge is reflected in other (income)/expense, net in the Consolidated Statement of Earnings.


Note 3.  Debt Refinancings

 In the third quarter of 1995, the Corporation completed a refinancing that included: (i) the establishment of a new seven-year revolving credit facility (the "Revolving Credit Facility") to replace an existing bank credit agreement (the "Old Credit Agreement") that was due to expire in 2000 (ii) the sale of $150 million aggregate principal amount of 8.5% senior notes due 2005 and
(iii) the redemption of the Corporation's remaining $268 million principal amount of 10.25% senior notes due 2002 using a combination of proceeds from the sale of the 8.5% senior notes, borrowings under the Revolving Credit Facility and cash on hand. Under the Revolving Credit Facility, the Corporation can borrow up to $500 million, including a $125 million letter of credit subfacility from a syndicate of banks, which are many of the same banks that had been lenders under the Old Credit Agreement. The Revolving Credit Facility provides USG greater financial flexibility as a result of: (i) less-restrictive covenants (ii) the letter of credit subfacility (iii) an expiration in 2002 with no required amortization prior to maturity and (iv) a simplification of the Corporation's capital structure through the elimination of subsidiary guarantees on any of its senior indebtedness.

 In the first quarter of 1994, the Corporation implemented a refinancing plan that included: (i) a public offering of 14,375,000 shares of common stock (the "Equity Offering"), of which 7,900,000 shares, yielding net proceeds to the Corporation of $224 million, were issued by the Corporation and 6,475,000 were sold by Water Street Corporate Recovery Fund I, L.P. ("Water Street"), the Corporation's largest stockholder at that time (ii) the issuance of $150 million of senior notes due 2001 to certain institutional investors in exchange for $30 million aggregate principal amount of its outstanding senior notes due 1996, $35 million aggregate principal amount of its outstanding senior notes due 1997 and $85 million in cash and (iii) an amendment of the
Old Credit Agreement.   In the fourth quarter of 1993, the Corporation
recorded an extraordinary loss of $21 million, net of related income tax benefit of $11 million, reflecting the write-off of the reorganization discount associated with debt issues prepaid, redeemed or purchased in 1994 in connection with this refinancing plan.


Note 4.  Shelf Registration

 In the fourth quarter of 1995, the Corporation filed a shelf registration statement with the Securities and Exchange Commission allowing the Corporation to offer from time to time: (i) debt securities consisting of notes, debentures or other evidences of indebtedness in one or more series (ii) shares of $1.00 par value preferred stock in one or more series (iii) shares of $0.10 par value common stock or (iv) warrants to purchase shares of common stock (collectively, the "Offered Securities"), all having an aggregate initial offering price not to exceed $300 million. The Offered Securities may be offered separately or as units with other Offered Securities. The debt securities may be (i) senior or subordinated or (ii) secured or unsecured.
The Corporation intends to use the net proceeds from the sale of the Offered Securities for general corporate purposes that may include the repayment of existing indebtedness and the financing of capital expenditures and acquisitions. The shelf registration was declared effective by the Securities and Exchange Commission on January 3, 1996. As of the filing date of the Corporation's 1995 Annual Report on Form 10-K, no securities had been issued pursuant to this registration.


Note 5.  Accounts Receivable Facility

 In the fourth quarter of 1994, the Corporation entered into an accounts receivable facility (the "Receivables Facility") in which USG Funding Corporation, a special-purpose subsidiary of the Corporation formed under Delaware law, entered into agreements with U.S. Gypsum and USG Interiors. These agreements provide that USG Funding will purchase trade receivables (excluding intercompany receivables owed by L&W Supply) of U.S. Gypsum and USG Interiors as generated, in a transaction designed to be a "true sale" under applicable law. USG Funding is a party to a Master Trust arrangement (the "Master Trust") under which the purchased receivables are then transferred to Chemical Bank as Trustee to be held for the benefit of certificate holders in such trust. A residual interest in the Master Trust is owned by USG Funding through subordinated certificates. Under a supplement to the Master Trust, certificates representing an ownership interest in the Master Trust of up to $130 million have been issued to Citicorp Securities, Inc. Debt issued under the Receivables Facility will have a final maturity in 2004 but may be prepaid at any time. The interest rate on such debt is fixed at 8.2% through a long-term interest rate swap. Pursuant to the applicable reserve and eligibility requirements, the maximum amount of debt issuable under the Receivables Facility as of December 31, 1995 and 1994 (including $80 million outstanding as of each date) was $98 million and $103 million, respectively. Under the foregoing agreements and related documentation, USG Funding is a separate corporate entity with its own separate creditors that will be entitled to be satisfied out of USG Funding's assets prior to distribution of any value to its shareholder.

 As of December 31, 1995 and 1994, the outstanding balance of receivables sold to USG Funding and held under the Master Trust was $142 million and $151 million, respectively, and debt outstanding under the Receivables Facility was $80 million as of each date. Receivables and debt outstanding in connection with the Receivables Facility remain in receivables and long-term debt, respectively, on the Corporation's Consolidated Balance Sheet.


Note 6.  Financial Restructuring

 On May 6, 1993, the Corporation completed a comprehensive restructuring of its debt (the "Restructuring") through implementation of a "prepackaged" plan of reorganization under United States bankruptcy law (the "Prepackaged Plan"). In accordance with the terms of the Prepackaged Plan, $1.4 billion of debt and accrued interest was converted into equity, interest expense was significantly reduced, and the maturities of a substantial portion of the Corporation's remaining debt were extended. The Corporation accounted for the Restructuring using the principles of fresh start accounting as required by AICPA Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code." Pursuant to such principles, individual assets and liabilities were adjusted to fair market value as of May 6, 1993. Excess reorganization value, the portion of the reorganization value not attributable to specific assets, amounted to $851 million and is currently being amortized over a five-year period, effective May 7, 1993. The Corporation recorded a one-time reorganization items gain of $709 million in the period of January 1 through May 6, 1993, which primarily reflected the recording of excess reorganization value. The Corporation also recorded a one-time after-tax extraordinary gain of $944 million in the period of January 1 through May 6, 1993, primarily reflecting gains of $477 million on the exchange of senior subordinated debentures for stock and $456 million on the exchange of junior subordinated debentures for stock and warrants. Due to the Restructuring and implementation of fresh start accounting, financial statements subsequent to May 6, 1993, are not comparable to financial statements prior to that date. Accordingly, such information for 1993 is presented in separate columns in the financial statements and notes thereto.

 On a pro forma basis, if the consummation of the Restructuring, including the implementation of fresh start accounting, had occurred on January 1, 1993, the Corporation would have recorded a consolidated loss before extraordinary gain and changes in accounting principles of $175 million for the year ended December 31, 1993. This loss includes pro forma adjustments totaling $707 million, primarily reflecting the reversal of the reorganization items gain, which would have been recorded in 1992 had the Restructuring occurred on January 1, 1993.

Note 7.  Indebtedness

 Total debt, including currently maturing debt, consisted of the following
(dollars in millions):
                                                                   As of December 31,
                                                                    1995        1994
      Secured Debt:
      Revolving Credit Facility due 2002                         $  260       $    -
      Receivables Facility due 2003 and 2004                         80           80
      Bank term loans, installments due 1997 through 2000             -          283
      Senior notes and debentures:
          8% senior notes due 1996                                   28           28
          8% senior notes due 1997                                   41           41
          9.25% senior notes due 2001                               150          150
          10.25% senior notes due 2002                                -          298
          7.875% sinking fund debentures due 2004                    22           33
          8.5% senior notes due 2005                                150            -
          8.75% sinking fund debentures due 2017                    140          190
      Other secured debt, average interest rate 7.6% and 9.4%,
           varying payments through 2005                             14            7

      Unsecured Debt:
      Industrial revenue bonds, 5.9% ranging to 8.0%,
           due through 2020                                          41           39
      Total principal amount of debt                                926        1,149
      Less unamortized reorganization discount                      (19)         (27)
      Total carrying amount of debt                                 907        1,122


   On July 27, 1995, the Corporation made effective a seven-year $500 million secured Revolving Credit Facility, which includes a $125 million letter of credit subfacility, with a syndicate of banks under a credit agreement (the "New Credit Agreement"). The Revolving Credit Facility will not require amortization prior to maturity in 2002 and is secured by a pledge of the outstanding capital stock of the Corporation's major domestic subsidiaries, including U.S. Gypsum, USG Interiors, L&W Supply and USG Foreign Investments, Ltd. However, security will be permanently released at such time as the Corporation's senior public debt is rated investment grade.

   The New Credit Agreement contains material restrictions on the operation of the Corporation's business, including, without limitation, covenants pertaining to: (i) liens (ii) sale and leaseback transactions (iii) investments, provided that this covenant would no longer apply once the Corporation's senior public debt rating is investment grade (iv) mergers, consolidations and sales of assets with respect to the Corporation and major subsidiaries (v) acquisitions of businesses not related to the building materials industry (vi) dividends, distributions and repurchases of stock and subordinated debt, provided that this covenant would no longer apply once the Corporation's senior public debt rating is investment grade (vii) use of proceeds, provided that the use of proceeds arising from the issuance of additional debt and equity will be at the Corporation's discretion (viii) debt or guarantees thereof (ix) restrictions in other agreements on the ability of subsidiaries to declare and pay dividends and (x) financial covenants or events of default in other debt agreements that are more restrictive than those contained in the New Credit Agreement. The negative covenants contain certain exceptions to the restrictions imposed upon the operation of the Corporation's business.

   As of December 31, 1995, outstanding revolving loans totaled $260 million and letters of credit issued and outstanding amounted to $52 million, leaving the Corporation with $188 million of unused and available credit under the Revolving Credit Facility. The revolving loans bear interest at the London Interbank Offered Rate ("LIBOR") as determined from time to time plus an applicable spread based on the Corporation's net debt to EBITDA ratio (as defined in the New Credit Agreement) for the preceding four quarters. As of December 31, 1995, the applicable spread was .75%. The average rate of interest on the revolving loans was 6.8% during the period of July 27 through December 31, 1995. See "Note 8. Financial Instruments and Risk Management" for information on instruments used by the Corporation to manage the impact of interest rate changes on LIBOR-based bank debt.

   The average rate of interest on the bank term loans under the Old Credit Agreement was 8.2% in the period of January 1 through July 26, 1995, and 6.4% in the year ended December 31, 1994.

   The weighted average interest rate on outstanding short-term borrowings was 6.2% and 9.2% as of December 31, 1995 and 1994, respectively.

   The fair market value of total debt outstanding was $928 million and $1,109 million as of December 31, 1995 and 1994, respectively, based on indicative bond prices as of those dates, excluding other secured debt, the fair market value of which was not practicable to estimate.

   As of December 31, 1995, aggregate scheduled maturities of long-term debt, excluding amounts classified as current liabilities, were $42 million, zero, $3 million and $4 million for the years 1997 through 2000, respectively.

Note 8.  Financial Instruments and Risk Management

   The Corporation has limited involvement with derivative financial instruments and does not use them for trading purposes. They are used to manage well-defined interest rate and energy cost risks as well as occasional foreign currency exchange exposure. The following table presents the carrying amounts and estimated fair value of theCorporation's derivative portfolio (dollars in millions):


                                                                   As of December 31,
                                                                    1995        1994
      Interest Rate Contracts:
          Notional amount                                        $  305       $  545
          Carrying amount                                             3            5
          Fair value                                                (21)           8


      Energy Price Swaps:
          Notional amount                                            33           23
          Carrying amount                                             -            -
          Fair value                                                  2           (1)


   The amounts reported as fair value represent the market value as obtained from broker quotations. The negative fair values are estimates of the amounts the Corporation would need to pay as of December 31, 1995 and 1994, to cancel the contracts or transfer them to other parties.

   The Corporation is exposed to credit losses in the event of nonperformance by the counterparties on all its derivative contracts but has no off-balance-sheet credit risk of accounting loss. All counterparties have investment grade credit standing; accordingly, the Corporation anticipates that these counterparties will be able to satisfy fully their obligations under the contracts. The Corporation does not obtain collateral or other security to support financial instruments subject to credit risk but monitors the credit standing of counterparties.


Interest Rate Risk Management

   The Corporation enters into swap agreements and purchases interest rate caps to manage the impact of interest rate changes on LIBOR-based bank debt. As of December 31, 1995, the Corporation owned interest rate caps that cap the Corporation's expected LIBOR-based interest payments on $100 million notional principal at 5.0% for 1995, 7.0% for 1996 and 6.7% for 1997. The Corporation also entered into various interest rate swap agreements whereby the Corporation pays a fixed rate in exchange for LIBOR. As of December 31, 1995, the Corporation has agreements in place to pay 7.1% in exchange for LIBOR on $125 million notional principal for the years 1995 through 2000 and on $50 million notional principal for 2001 and 2002. In addition, the Corporation has entered into $80 million of interest rate swap agreements to hedge its Receivables Facility on which the interest payments are based on commercial paper rates. Under these agreements, the Corporation pays a fixed rate of 8.2% in exchange for the monthly commercial paper rate due on the Receivables Facility.

   As of December 31, 1994, the Corporation owned interest rate caps which capped the Corporation's expected LIBOR-based bank debt interest payments at 5.2% for 1995 ($250 million notional principal), 7.0% for 1996 ($120 million notional principal) and 7.0% for 1997 ($75 million notional principal). Additionally, as of December 31, 1994, the Corporation had $100 million of interest rate swap agreements to hedge its Receivables Facility.

   Premiums paid for purchased interest rate cap agreements are amortized to interest expense over the term of the caps. Unamortized premiums are included in other assets on the Consolidated Balance Sheet. Amounts receivable under cap agreements and receivables or payables under swap agreements are accrued as an increase or decrease to interest expense as appropriate.


Energy Cost Risk Management

   The Corporation uses energy price swap agreements to hedge anticipated purchases of fuel to be utilized in the manufacturing process for gypsum wallboard and ceiling tile. Under these swap agreements, the Corporation receives or makes payments based on the differential between a specified price and the actual closing price for the current month's energy price contract.
As of December 31, 1995 and 1994, the Corporation had over-the-counter swap agreements to exchange monthly payments on notional amounts of energy amounting to $33 million and $23 million, respectively, all extending one year or less.

   Upon settlement of energy price contracts, the resulting gain or loss is included in cost of products sold, along with the actual spot energy cost of the corresponding underlying hedged transaction, the combination of which amounts to the predetermined specified contract price.


Foreign Exchange Risk Management

   The Corporation had no foreign currency exchange contracts as of December 31, 1995 and 1994.


Note 9.  Cumulative Effect of Changes in Accounting Principles

   A one-time after-tax charge of $150 million was recorded in the first quarter of 1993. This represented the adoption of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," - $180 million, partially offset by the adoption of SFAS No. 109, "Accounting for Income Taxes," - $30 million. See "Note 16. Postretirement Benefits" and "Note 11. Taxes on Income and Deferred Income Taxes" for information on the adoption of these standards. Neither of these standards impacts cash flow.


Note 10.  Research and Development

   Research and development expenditures are charged to earnings as incurred and amounted to $18 million and $17 million in the years ended December 31, 1995 and 1994, respectively; $10 million in the period of May 7 through December 31, 1993; and $4 million in the period of January 1 through May 6, 1993.

Note 11.  Taxes on Income and Deferred Income Taxes

   Earnings/(loss) before taxes on income, extraordinary items and changes in accounting principles consisted of the following (dollars in millions):

                                                                        May 7      | January 1
                                                Years ended            through     |  through
                                               December 31,         December 31,   |  May 6,
                                             1995         1994          1993       |   1993
      U.S.                               $       73   $      (42)    $      (72)   |$     483
      Foreign                                    (8)           4             (7)   |      174
      Total                                      65          (38)           (79)   |      657


   Taxes on income consisted of the following (dollars in millions):


                                                                        May 7      | January 1
                                                Years ended            through     |  through
                                               December 31,         December 31,   |    May 6,
                                                                                   |
                                             1995         1994          1993       |   1993
      Current:                                                                     |
          Federal                        $       67   $       39     $       12    |$      13
          Foreign                                10           12              5    |        2
          State                                  15           10              1    |        -
                                                 92           61             18    |       15
      Deferred:                                                                    |
          Federal                                 7           (7)            11    |        -
          Foreign                                (2)           -              -    |        2
          State                                   -            -              -    |        -
                                                  5           (7)            11    |        2
      Total                                      97           54             29    |       17

   The difference between the actual provision for taxes on income and the provision for taxes on income at the U.S. federal statutory rate (35% for the years ended December 31, 1995 and 1994, and the period of May 7 through December 31, 1993, and 34% for the period of January 1 through May 6, 1993) is as follows (dollars in millions):


                                                                        May 7      | January 1
                                                Years ended            through     |  through
                                               December 31,         December 31,   |    May 6,
                                             1995         1994          1993       |   1993
                                                                                   |
   Taxes on income at federal                                                      |
     statutory rate                      $    23      $   (13)       $   (28)      |$  223
   Excess reorganization value                                                     |
     amortization                             64           59             39       |     -
   Foreign earnings subject to                                                     |
     different tax rates                       2            4              9       |     9
   State income tax, net of federal                                                |
     benefit                                  10            6              -       |     -
   Percentage depletion                       (3)          (3)             -       |     -
   Statutory rate adjustment to                                                    |
     historical deferred taxes                 -            -              3       |     -
   Change in valuation allowance               -            -              3       |     15
   Nontaxable effects of adopting fresh                                            |
     start accounting                          -            -              -       |   (272)
   Capitalized restructuring fees              -            -              -       |     13
   Unbenefited NOL Carryforward                -            -              -       |     15
   Other, net                                  1            1               3      |     14
   Provision for taxes on income              97           54              29      |     17
                                                                                   |
   Effective income tax rate                 149.0%      (142.1%)        (36.7%)   |      2.6%

   Significant components of the Corporation's deferred tax
(assets)/liabilities are as follows (dollars in millions):

                                                                   As of December 31,
                                                                    1995        1994
      Property, plant and equipment                              $  160       $  164
      Debt discount                                                   8           11
      Deferred tax liabilities                                      168          175

      Pension and postretirement benefits                           (92)         (94)
      Reserves not deductible until paid                            (86)         (71)
      Other                                                           3           (6)
      Deferred tax assets before valuation allowance               (175)        (171)
      Valuation allowance                                            90           90
      Deferred tax assets                                           (85)         (81)
      Net deferred tax liabilities                                   83           94

   A valuation allowance has been provided for deferred tax assets relating to pension and retiree medical benefits due to the long-term nature of their realization. Because of the uncertainty regarding the application of the Internal Revenue Code to the Corporation's net operating loss carryforwards (the "NOL Carryforwards") as a result of the Restructuring, no deferred tax asset is recorded. Under fresh start accounting rules, any benefit realized from utilizing $85 million of the valuation allowance and the NOL Carryforwards will not impact net earnings.

   The Corporation has NOL Carryforwards of $19 million remaining from 1992 after using approximately $30 million in 1995 and $50 million in 1994 to offset U.S. taxable income in those years. These NOL Carryforwards may be used to offset U.S. taxable income through 2007. The Internal Revenue Code limits the Corporation's annual use of its NOL Carryforwards to the lesser of its taxable income or approximately $30 million plus any unused limit from prior years. Furthermore, due to the uncertainty regarding the application of the Internal Revenue Code to the exchange of stock for debt, the Corporation's NOL Carryforwards to 1994 and later years could be reduced or eliminated. The Corporation has a $4 million minimum tax credit that may be used to offset U.S. regular tax liability in future years.

   The Corporation does not provide for U.S. income taxes on the portion of undistributed earnings of foreign subsidiaries that are intended to be permanently reinvested. The cumulative amount of such undistributed earnings totaled approximately $106 million as of December 31, 1995. Any future repatriation of undistributed earnings would not, in the opinion of management, result in significant additional taxes.

   Effective January 1, 1993, the Corporation adopted SFAS No. 109, "Accounting for Income Taxes." The cumulative effect as of January 1, 1993, of adopting SFAS No. 109 was a one-time benefit to first-quarter 1993 net earnings of $30 million, primarily due to adjusting deferred taxes from historical to current tax rates. Financial statements for periods prior to January 1, 1993, were not restated to reflect the adoption of this standard.

Note 12.  Inventories

   Most of the Corporation's domestic inventories are valued under the last-in, first-out ("LIFO") method. As of December 31, 1995 and 1994, the LIFO values of these inventories were $122 million and $121 million, respectively, and would have been higher by $7 million and $5 million, respectively, if they were valued under the first-in, first-out ("FIFO") and average production cost methods. The remaining inventories are stated at the lower of cost or market, under the FIFO or average production cost methods. Inventories include material, labor and applicable factory overhead costs. Inventory classifications were as follows (dollars in millions):


                                                                   As of December 31,
                                                                    1995        1994
      Finished goods and work in process                         $  107       $  102
      Raw materials                                                  60           62
      Supplies                                                        8            9
      Total                                                         175          173

   The LIFO value of U.S. domestic inventories under fresh start accounting exceeded that computed for U.S. federal income tax purposes by $30 million as of December 31, 1995 and 1994.

Note 13.  Property, Plant and Equipment

   Provisions for depreciation of property, plant and equipment are determined principally on a straight-line basis over the expected average useful lives of composite asset groups. Depletion is computed on a basis calculated to spread the cost of gypsum and other applicable resources over the estimated quantities of material recoverable. Interest during construction is capitalized on major additions. Property, plant and equipment classifications were as follows (dollars in millions):


                                                                  As of December 31,
                                                                    1995        1994
      Land and mineral deposits                                  $   58       $   56
      Buildings and realty improvements                             245          230
      Machinery and equipment                                       676          549
                                                                    979          835
      Reserves for depreciation and depletion                      (137)         (80)
      Total                                                         842          755


Note 14.  Leases

   The Corporation leases certain of its offices, buildings, machinery and equipment, and autos under noncancelable operating leases. These leases have various terms and renewal options. Lease expense amounted to $41 million and $37 million in the years ended December 31, 1995 and 1994, respectively; $22 million in the period of May 7 through December 31, 1993; and $11 million in the period of January 1 through May 6, 1993. Future minimum lease payments required under operating leases with initial or remaining noncancelable terms in excess of one year as of December 31, 1995, were $31 million in 1996, $27 million in 1997, $22 million in 1998, $17 million in 1999 and $14 million in 2000. The aggregate obligation subsequent to 2000 was $21 million.

Note 15.  Pension Plans

   The Corporation and most of its subsidiaries have defined benefit retirement plans for all eligible employees. Benefits of the plans are generally based on years of service and employees' compensation during the final years of employment. The Corporation's contributions are made in accordance with independent actuarial reports. In 1995, the Corporation made a special funding of $16 million and a normal funding of $5 million to one of its plans. Minimal funding was required for most plans in 1994 and in the periods of May 7 through December 31, 1993, and January 1 through May 6, 1993. Net pension expense included the following components (dollars in millions):


                                                                        May 7      | January 1
                                                Years ended            through     |  through
                                               December 31,         December 31,   |    May 6,
                                                                                   |
                                             1995         1994          1993       |   1993
   Service cost-benefits earned                                                    |
     during the period                   $        9   $       11     $        7    |$       3
   Interest cost on projected                                                      |
     benefit obligation                          35           31             21    |       11
   Actual (return)/loss on plan assets          (72)           1            (37)   |      (15)
   Unrecognized prior service cost                -            -              -    |        1
   Net amortization/(deferral)                   38          (35)            16    |        2
   Net pension expense                           10            8              7    |        2


   The pension plan assets, which consist primarily of publicly traded common stocks and debt securities, had an estimated fair market value that was lower than the projected benefit obligation as of December 31, 1995 and 1994. The following table presents a reconciliation of the total assets of the pension plans to the projected benefit obligation (dollars in millions):


                                                                   As of December 31,
                                                                    1995        1994
      Amount of assets available for benefits:
          Funded assets of the plans at fair
           market value                                          $  427       $  370
          Accrued pension expense                                    23           29
      Total assets of the plans                                     450          399
      Present value of estimated pension obligation:
          Vested benefits                                           344          300
          Nonvested benefits                                         31           25
      Accumulated benefit obligation                                375          325
      Additional benefits based on projected future
       salary increases                                             110           79
      Projected benefit obligation                                  485          404
      Projected benefit obligation in excess of assets              (35)          (5)

   The projected benefit obligation in excess of assets consisted of an unrecognized net loss in each period due to changes in assumptions and differences between actual and estimated experience.

   The expected long-term rate of return on plan assets was 9% for the years ended December 31, 1995 and 1994. The assumed weighted average discount rate used in determining the accumulated benefit obligation was 7.25% and 8.25% as of December 31, 1995 and 1994, respectively. The rate of increases in projected future compensation levels was 5% for both years.


Note 16.  Postretirement Benefits

   The Corporation maintains plans that provide retiree health care and life insurance benefits for all eligible employees. Employees generally become eligible for the retiree benefit plans when they meet minimum retirement age and service requirements. The cost of providing most of these benefits is shared with retirees.


   The following table summarizes the components of net periodic postretirement benefit cost (dollars in millions):

                                                                        May 7      | January 1
                                                Years ended            through     |  through
                                               December 31,         December 31,   |  May 6,
                                             1995         1994          1993       |   1993
Service cost of benefits earned          $        4   $        6     $        4    |$       1
Interest on accumulated post-                                                      |
  retirement benefit obligation                  13           12              9    |        5
Net amortization/(deferral)                      (1)           -              -    |       -
Net periodic postretirement                                                        |
  benefit cost                                   16           18             13    |        6


   The status of the Corporation's accrued postretirement benefit cost was as follows (dollars in millions):

                                                                   As of December 31,
                                                                    1995        1994
      Accumulated postretirement benefit obligation:
          Retirees                                               $  99        $   81
          Fully eligible active participants                        15            11
          Other active participants                                 71            59
                                                                   185           151
      Unrecognized net gain/(loss)                                  16            42
      Accrued postretirement benefit cost
           liability recognized on the
          Consolidated Balance Sheet                               201           193

   The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 9% and 10% as of December 31, 1995 and 1994, respectively, with a rate gradually declining to 5% by 2000 and remaining at that level thereafter. A one-percentage-point increase in the assumed health care cost trend rate for each year would increase the accumulated postretirement benefit obligation by $20 million as of December 31, 1995 and 1994, and increase the net periodic postretirement benefit cost by $2 million and $3 million for the years ended December 31, 1995 and 1994, respectively. The assumed discount rate used in determining the accumulated postretirement benefit obligation was 7.25% and 8.25% as of December 31, 1995 and 1994, respectively.

   Effective January 1, 1993, the Corporation adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," for its retiree benefit plans. The Corporation elected to recognize this change in accounting principle on the immediate recognition basis. The cumulative effect as of January 1, 1993, of adopting SFAS No. 106 was a one-time after-tax charge to first-quarter 1993 net earnings of $180 million.


Note 17.  Management Performance Plan

   In 1995, an additional 900,000 shares of common stock were reserved in accordance with the Long-Term Equity Plan that was approved by the stockholders of the Corporation at the annual meeting on May 10, 1995. As permitted by the Prepackaged Plan, a certain number of common shares were reserved for future issuance in conjunction with stock options. Options were granted in 1993 and 1994 at an exercise price equal to the mean of the high and low sales prices for a share of the Corporation's common stock as reported on the New York Stock Exchange composite tape on the grant dates. These options become exercisable at the rate of one-third of the aggregate grant on each of the first three anniversaries of the date of the grant and expire on the 10th anniversary of the date of the grant except in the case of retirement, death or disability, in which case they expire on the earlier of the fifth anniversary of such event or the expiration of the original option term.

   On May 6, 1993, all outstanding stock options were canceled without consideration, and all shares of restricted and deferred stock were cashed out pursuant to "change in control" provisions contained in the Management Performance Plan, except for 25,580 shares of restricted stock and awards for deferred stock yet to be issued, which remained outstanding as a consequence of certain waivers of the change in control event by senior members of management. Those shares that remained outstanding on May 6, 1993, were freed of restrictions in 1994, an acceleration from the original terms, which freed the restrictions on incremental portions of the shares through 1998.

    Stock option activity was as follows:

                                                                 Years ended
                                                                December 31,
                                                              1995         1994
      Outstanding at beginning of period                   2,764,500   1,673,000
      Granted                                                      -   1,161,500
      Exercised (at prices ranging from
          $10.3125 to $21.875 per share)                    (172,555)    (23,800)
      Canceled                                               (31,845)    (46,200)
      Outstanding at end of period (at
          prices ranging from $10.3125
          to $32.5625 per share)                           2,560,100   2,764,500

      Exercisable at end of period                         1,369,295     578,020
      Available for grant at end of period                   929,395          50

   The FASB issued a new standard, SFAS No. 123, on accounting for stock-based compensation that the Corporation will adopt on January 1, 1996. As permitted, the Corporation will continue its current method of accounting for stock-based compensation and will comply with the new disclosure requirements of this standard.


Note 18.  Preferred Share Purchase Rights

   On May 6, 1993, a rights plan (the "Rights Agreement") was adopted pursuant to which the Corporation declared a distribution of one right (the "Rights") upon each share of common stock. The Rights, which are intended to protect the Corporation and its stockholders in the event of an unsolicited attempt to acquire the Corporation, generally become exercisable 10 days following the announcement of the acquisition of 20% or more of the outstanding common stock by someone other than the Corporation or one of its employee benefit plans (10% in the case of an acquisition that the Corporation's Board of Directors determines to represent a threat of acquisition not in the best interests of the Corporation's stockholders) or 10 business days after commencement of a tender offer for 30% or more of the outstanding common stock. When exercisable, each of the Rights entitles the registered holder to purchase one-hundredth of a share of a junior participating preferred stock, series C, $1.00 par value per share, at a price of $35.00 per one-hundredth of a preferred share, subject to adjustment. The Rights also provide for a so-called "flip-in" feature and an exchange feature.

   In the event that the Corporation is the surviving corporation and its common stock remains outstanding and unchanged in a merger or other business combination with such acquiring party or the acquiring party engages in one of a number of self-dealing transactions specified in the Rights Agreement, or in the event that there is a 10% acquisition that the Board of Directors determines to represent a threat of acquisition not in the best interests of the Corporation's stockholders, each holder of a Right, other than the acquiring party, will thereafter have the right, subject to the exchange feature, to receive upon exercise thereof that number of shares of common stock having a market value at the time of such transaction of two times the exercise price of the Right.


Note 19.  Warrants

   As of December 31, 1995 and 1994, outstanding warrants amounted to 2,592,228 and 2,594,181, respectively. The warrants are exercisable, subject to applicable securities laws, at any time prior to May 6, 1998. Each share of common stock issued upon exercise of a warrant prior to the distribution date (as defined in the Rights Agreement) and prior to the redemption or expiration of the Rights will be accompanied by an attached Right issued under the terms and subject to the conditions of the Rights Agreement as it may then be in effect.

   On May 6, 1993, a total of 2,602,566 warrants, each to purchase a share of common stock at an exercise price of $16.14 per share, in addition to common stock, were issued to holders of certain debt that was converted to equity in the Restructuring. Upon issuance, each of the warrants entitled the holder to purchase one share of common stock at a purchase price of $16.14 per share, subject to adjustment under certain events.

Note 20.  Stockholders' Equity


   Changes in stockholders' equity are summarized as follows (dollars in millions):

                                                                        May 7      | January 1
                                                Years ended            through     |  through
                                               December 31,         December 31,   |  May 6,
                                             1995         1994          1993       |   1993
   Common Stock:                                                                   |
   Beginning balance                     $        5   $        4     $        4    |$       5
   Equity Offering                                -            1              -    |        -
   Reverse stock split                            -            -              -    |       (4)
   Issuance of new common stock                   -            -              -    |        3
   Ending balance                                 5            5              4    |        4
                                                                                   |
   Capital Received in Excess of                                                   |
     Par Value:                                                                    |
   Beginning balance                            221            -              -    |       23
   Equity Offering                                -          223              -    |        -
   Restructuring adjustment                       -            -              -    |      444
   Fresh start accounting adjustment              -            -              -    |     (467)
   Other, net                                     2           (2)             -    |        -
   Ending balance                               223          221              -    |        -
                                                                                   |
   Deferred Currency Translation:                                                  |
   Beginning balance                            (13)          (9)             -    |       (8)
   Change during the period                       7           (4)            (9)   |        1
   Fresh start accounting adjustment              -            -              -    |        7
   Ending balance                                (6)         (13)            (9)   |        -
                                                                                   |
   Reinvested Earnings/(Deficit):                                                  |
   Beginning balance                           (221)        (129)             -    |   (1,900)
   Net earnings/(loss)                          (32)         (92)          (129)   |    1,434
   Fresh start accounting adjustment              -            -              -    |      467
   Other, net                                    (6)           -              -    |       (1)
   Ending balance                              (259)        (221)          (129)   |        -
                                                                                   |
   Total stockholders' equity/(deficit)         (37)          (8)          (134)   |        4


   There were 33,988 shares of $0.10 par value common stock held in treasury as of December 31, 1995 and 1994. These shares were acquired through the forfeiture of restricted stock and the surrender of shares in settlement of tax withholding obligations.

   In 1994, the Corporation implemented the Equity Offering under which 14,375,000 shares of common stock were sold to the public, consisting of 7,900,000 shares issued by the Corporation and 6,475,000 sold by Water Street. Net proceeds to the Corporation from the Equity Offering amounted to $224 million. The Corporation did not receive any proceeds from the sale of shares by Water Street.

Note 21.  Litigation

   One of the Corporation's subsidiaries, U.S. Gypsum, is among numerous defendants in lawsuits arising out of the manufacture and sale of asbestos-containing building materials. U.S. Gypsum sold certain asbestos-containing products beginning in the 1930s; in most cases the products were discontinued or asbestos was removed from the product formula by 1972, and no asbestos-containing products were sold after 1977. Some of these lawsuits seek to recover compensatory and in many cases punitive damages for costs associated with maintenance or removal and replacement of products containing asbestos (the "Property Damage Cases"). Others of these suits seek to recover compensatory and in many cases punitive damages for personal injury allegedly resulting from exposure to asbestos and asbestos-containing products (the "Personal Injury Cases"). It is anticipated that additional personal injury and property damage cases containing similar allegations will be filed.

   As discussed below, U.S. Gypsum has substantial personal injury and property damage insurance for the years involved in the asbestos litigation. Prior to 1985, when an asbestos exclusion was added to U.S. Gypsum's policies, U.S. Gypsum purchased comprehensive general liability insurance policies covering personal injury and property damage in an aggregate face amount of approximately $850 million. Insurers that issued approximately $106 million of these policies are presently insolvent. After deducting insolvencies and exhaustion of policies, approximately $465 million of insurance remained potentially available as of December 31, 1995. Because U.S. Gypsum's insurance carriers initially responded to its claims for defense and indemnification with various theories denying or limiting coverage and the applicability of their policies, U.S. Gypsum filed a declaratory judgment action against them in the Circuit Court of Cook County, Ill., on December 29, 1983 (U.S. Gypsum Co. v. Admiral Insurance Co., et al.) (the "Coverage Action"). U.S. Gypsum alleges in the Coverage Action that the carriers are obligated to provide indemnification for settlements and judgments and in some cases defense costs incurred by U.S. Gypsum in property damage and personal injury claims in which it is a defendant. The current defendants are seven insurance carriers that provided comprehensive general liability insurance coverage to U.S. Gypsum between the 1940s and 1984. As discussed below, 10 carriers have settled all or a portion of the claims in the Coverage Action.

   U.S. Gypsum's aggregate expenditures for all asbestos-related matters, including property damage, personal injury, insurance coverage litigation and related expenses, exceeded aggregate insurance payments by $8.2 million in 1993 and $33.4 million in 1994. In 1995, insurance payments exceeded aggregate asbestos-related costs by approximately $10 million due to the receipt of reimbursement in 1995 of amounts expended in prior years.


Property Damage Cases

   The Property Damage Cases have been brought against U.S. Gypsum by a variety of plaintiffs, including school districts, state and local governments, colleges and universities, hospitals and private property owners. As of December 31, 1995, 32 Property Damage Cases were pending against U.S. Gypsum; however, the number of buildings involved is greater than the number of cases because many of these cases, including the class actions referred to below, involve multiple buildings. In addition, approximately 23 property damage claims have been threatened against U.S. Gypsum. U.S. Gypsum has denied the substantive allegations of each of the Property Damage Cases and intends to defend them vigorously except when advantageous settlements are possible.

   Class Actions: U.S. Gypsum is one of many defendants in three pending cases that have been certified as class actions, including one that recently
has been settled, as well as others that request such certification.   The
damages claimed against U.S. Gypsum in the class action cases are unspecified. On October 10, 1995, U.S. Gypsum agreed to settle a class action consisting of all owners of buildings leased to the federal government. (Prince George Center, Inc. v. U.S. Gypsum Co., et al., Court of Common Pleas, Philadelphia, Pa.) Under the settlement agreement, which will require court approval after notice to the class, U.S. Gypsum will pay $3.6 million, with half paid during 1995 and the remainder payable over the following 18 months. The remaining two class actions are a conditionally certified class of all colleges and universities in the United States, which certification is presently limited to the resolution of certain allegedly "common" liability issues (Central Wesleyan College v. W.R. Grace & Co., et al., U.S.D.C. S.C.), and a class action on behalf of various public bodies in the State of Texas, including cities, counties, hospitals, port authorities and colleges. (Kirbyville Independent School District v. U.S. Gypsum Co., et al., United States District Court for the Eastern District of Texas, Beaumont Division)

   During 1994, U.S. Gypsum settled two other class actions that are now closed. One suit was brought on behalf of owners and operators of all elementary and secondary schools in the United States that contain or contained friable asbestos-containing material. (In re Asbestos School Litigation, U.S.D.C., E.D. Pa.) Approximately 1,350 school districts opted out of the class, some of which have filed or may file separate lawsuits. The other class action settlement involved approximately 333 school districts in Michigan that had opted out of the nationwide class action. (Board of Education of the City of Detroit, et al. v. The Celotex Corp., et al., Circuit Court for Wayne County, Mich.) The Michigan settlement was approved by the court on December 2, 1994, and no appeal was filed. The settlement of the nationwide class action was approved on September 13, 1995, and became final on October 12, 1995.

   A case pending in state court in South Carolina, which has not been certified as a class action, purports to be a "voluntary" class action on behalf of owners of all buildings containing certain types of asbestos-containing products manufactured by the nine named defendants, including U.S. Gypsum, other than buildings owned by the federal or state governments, single family residences or buildings at issue in the other described class actions (Anderson County Hospital v. W.R. Grace & Co., et al., Court of Common Pleas, Hampton Co., S.C.) (the "Anderson Case"). The Anderson Case also names the Corporation as a defendant, alleging, among other things, that the guarantees executed by U.S. Gypsum in connection with the 1988 Recapitalization, as well as subsequent distributions of cash from U.S. Gypsum to the Corporation, rendered U.S. Gypsum insolvent and constitute a fraudulent conveyance. In July 1994, the court in the Anderson Case ruled that claims involving building owners outside South Carolina cannot be included in the suit.

   Results to Date: In total, U.S. Gypsum has settled approximately 95 Property Damage Cases, involving 211 plaintiffs, in addition to the 3 class action settlements referred to above. Twenty-four cases have been tried to verdict, 15 of which were won by U.S. Gypsum and 5 lost; 3 other cases, 1 won at the trial level and 2 lost, were settled during appeals. Another case that was lost at the trial court level was reversed on appeal and remanded to the trial court, which has now entered judgment for U.S. Gypsum. In the cases lost, compensatory damage awards against U.S. Gypsum have totaled $11.5 million. Punitive damages totaling $5.5 million were entered against U.S. Gypsum in four trials. Two of the punitive damage awards, totaling $1.45 million, were paid after appeals were exhausted; and 2 were settled during the appellate process.

   During 1993, 5 Property Damage Cases were filed against U.S. Gypsum, 7 cases were dismissed before trial, 11 were settled, 1 was closed following trial or appeal, 2 were consolidated into 1, and 61 were pending at year-end; U.S. Gypsum expended $13.9 million for the defense and resolution of Property Damage Cases and received insurance payments of $7.6 million in 1993. In 1994, 5 Property Damage Cases were filed against U.S. Gypsum, 5 cases were dismissed before trial, 19 were settled, 1 was closed following trial or appeal, and 41 were pending at year-end. U.S. Gypsum expended $40.6 million for the defense and resolution of Property Damage Cases and received insurance payments of $9 million in 1994. In 1995, 3 Property Damage Cases were filed against U.S. Gypsum, 7 cases were dismissed before trial, 3 were settled, 2 were closed following trial or appeal, and 32 were pending at year-end. U.S. Gypsum expended $36 million for the defense and resolution of Property Damage Cases and received insurance payments of $48.6 million in 1995.

   Estimated Cost: In the Property Damage Cases litigated to date, a defendant's liability for compensatory damages, if any, has been limited to damages associated with the presence and quantity of asbestos-containing products manufactured by that defendant that are identified in the buildings at issue, although plaintiffs in some cases have argued that principles of joint and several liability should apply. Because of the unique factors inherent in each of the Property Damage Cases, including the lack of reliable information as to product identification and the amount of damages claimed against U.S. Gypsum in many cases, including the class actions described above, management is unable to make a reasonable estimate of the cost of disposing of pending Property Damage Cases.


Personal Injury Cases

   U.S. Gypsum was among numerous defendants in asbestos personal injury suits and administrative claims involving approximately 50,000 claimants pending as of December 31, 1995, although, as discussed below, approximately 15,000 of such claims are settled but not yet closed, and another 8,000 of such claims are enjoined from proceeding because they did not opt out of the Georgine class action referred to below. All asbestos bodily injury claims pending in the federal courts, including approximately one-third of the Personal Injury Cases pending against U.S. Gypsum, have been consolidated in the United States District Court for the Eastern District of Pennsylvania.

   Center for Claims Resolution: U.S. Gypsum is a member, together with 19 other former producers of asbestos-containing products, of the Center for Claims Resolution (the "Center"). The Center has assumed the handling, including the defense and settlement, of all Personal Injury Cases pending against U.S. Gypsum and the other members of the Center. Each member of the Center is assessed a portion of the liability and defense costs of the Center for the Personal Injury Cases handled by the Center, according to predetermined allocation formulas. Five of U.S. Gypsum's insurance carriers that in 1985 signed an Agreement Concerning Asbestos-Related Claims (the "Wellington Agreement") are supporting insurers (the "Supporting Insurers") of the Center. The Supporting Insurers are obligated to provide coverage for the defense and indemnity costs of the Center's members pursuant to the coverage provisions in the Wellington Agreement. Claims for punitive damages are defended but not paid by the Center; if punitive damages are awarded, insurance coverage may be available under the Wellington Agreement depending on the terms of particular policies and applicable state law. Punitive damages have not been awarded against U.S. Gypsum in any of the Personal Injury Cases. Virtually all of U.S. Gypsum's personal injury liability and defense costs are paid by those of its insurance carriers that are Supporting Insurers.

   U.S. Gypsum's average settlement cost for Personal Injury Cases over the past three years has been approximately $1,600 per claim, exclusive of defense costs. Management anticipates that the average settlement cost may increase due to such factors as the possible insolvency of co-defendants, although this increase may be offset to some extent by other factors, including the possibility for block settlements of large numbers of cases and the apparent increase in the percentage of asbestos personal injury cases that appear to have been brought by individuals with little or no physical impairment.

   During 1993, approximately 26,900 Personal Injury Cases were filed against U.S. Gypsum, and approximately 22,900 were settled or dismissed. U.S. Gypsum incurred expenses of $34.9 million in 1993 with respect to Personal Injury Cases, of which $34.0 million was paid by insurance. During 1994, approximately 14,000 Personal Injury Cases were filed against U.S. Gypsum; U.S. Gypsum was added as a defendant in approximately 4,000 cases that had been previously filed; and approximately 23,000 were settled or dismissed. U.S. Gypsum incurred expenses of $38 million in 1994 with respect to Personal Injury Cases, of which $37.3 million was paid by insurance. During 1995, approximately 13,000 Personal Injury Cases were filed against U.S. Gypsum, and 17,600 were settled or dismissed. U.S. Gypsum incurred expenses of $32.1 million in 1995 with respect to Personal Injury Cases, of which $30.9 million was paid by insurance. As of December 31, 1995, 1994, and 1993, approximately 50,000, 54,000, and 59,000 Personal Injury Cases were outstanding against U.S. Gypsum, respectively.

   Georgine Class Action Settlement: On January 15, 1993, U.S. Gypsum and the other members of the Center entered into a class action settlement in the U.S. District Court for the Eastern District of Pennsylvania. (Georgine et al. v. Amchem Products Inc., et al., Case No. 93-CV-0215; hereinafter "Georgine.") The class of plaintiffs includes all persons who have been occupationally exposed to asbestos-containing products manufactured by the defendants, who had not filed an asbestos personal injury suit or "opt out" request as of January 24, 1994. The settlement has been approved by the district court and, if upheld on appeal, will provide an administrative compensation system that will replace judicial claims for all future Personal Injury Cases, except as noted below. The Georgine settlement will provide fair and adequate compensation to future claimants who can demonstrate exposure to asbestos-containing products manufactured by the defendants and the presence of an asbestos-related disease. Each of the defendants has committed to fund a defined portion of the settlement, up to a stated maximum amount, over the initial 10-year period of the agreement (which is automatically extended unless terminated by the defendants). In each year, a limited number of class members will have certain rights to prosecute their claims for compensatory (but not punitive) damages in court in the event they reject the compensation offered by the administrative processing of their claim. In addition, approximately 82,000 purported class members "opted out," or elected to be excluded from, the settlement, thus retaining the right to file suit in the court system without regard to the provisions of Georgine. Claimants who attempt to file suit in the courts but have not opted out of Georgine, including approximately 8,000 of the personal injury claims pending on December 31, 1995, have been enjoined from proceeding against the Center members in the courts and will be required to pursue their claims against them under the administrative procedures in Georgine. This injunction is currently on appeal.

   The Center members, including U.S. Gypsum, have instituted proceedings against those of their insurance carriers that had not consented to support the settlement. The action seeks a declaratory judgment that the settlement is reasonable and, therefore, that the carriers are obligated to fund their portion of it. Consummation of the settlement is contingent upon, among other things, court approval of the settlement and a favorable ruling in the declaratory judgment proceedings against the nonconsenting insurers.

   Estimated Cost: Assuming that the Georgine settlement is implemented in its current form (which depends on the outcome of further proceedings), and based upon figures provided by the Center, management estimates U.S. Gypsum's maximum total exposure in Personal Injury Cases (other than Georgine "opt out" cases) during the next 10 years at approximately $210 million, of which approximately $195 million is expected to be paid by insurance. This estimated exposure encompasses four components. First, U.S. Gypsum, through the Center, has reached settlements in approximately 15,000 of the Personal Injury Cases pending on December 31, 1995, for amounts totaling approximately $25 million, to be expended over a three- to five-year period. Second, the Center estimates that the remaining approximately 26,000 pending Personal Injury Cases that are not subject to the Georgine injunction can be settled for an amount between $40 million and $50 million. This estimate is based primarily upon the Center's and U.S. Gypsum's experience in the Personal Injury Cases disposed of to date and takes into account a number of uncertainties. Third, the Center has calculated U.S. Gypsum's contribution to the Georgine settlement over its 10-year initial term to be a maximum of $120 million. The estimated cost of Georgine is based upon the maximum number of claims that could be processed in each year and the total amount to be made available to the claimants over the 10-year period. U.S. Gypsum's actual contribution to Georgine may be lower, depending upon the number and severity of claims that are filed. Finally, the Center estimates U.S. Gypsum's share of legal fees and expenses at approximately $15 million.

   The above figures do not include possible future Personal Injury Cases filed by persons who opted out of the Georgine class action. U.S. Gypsum's additional exposure for future "opt out" claims would depend on the number and severity of any such claims that are filed, which cannot presently be determined.


Coverage Action

   As indicated above, all of U.S. Gypsum's carriers initially denied coverage for the Property Damage Cases and the Personal Injury Cases, and U.S. Gypsum initiated the Coverage Action to establish its right to such coverage. U.S. Gypsum has voluntarily dismissed the Supporting Insurers from the personal injury portion of the Coverage Action because they committed to providing personal injury coverage in accordance with the Wellington Agreement. U.S. Gypsum's claims against the remaining carriers for coverage for the Personal Injury Cases have been stayed since 1984.

   Property Damage Coverage: In the property damage phase of the Coverage Action, the applicability of U.S. Gypsum's insurance policies to settlements and to one adverse judgment in eight "test" Property Damage Cases has been decided. On November 4, 1994, the Illinois Appellate Court issued a ruling affirming in part and reversing in part an earlier trial court ruling. The Appellate Court ruled that the eight "test" cases were covered under all insurance policies in effect from the date of installation to the date of removal of asbestos-containing products (known as the "continuous trigger" of coverage). The Court awarded reimbursement of approximately $6.2 million spent by U.S. Gypsum to resolve the eight "test" cases. The defendant carriers' rehearing petition was denied by the Appellate Court in January 1995, and on April 5, 1995, the Illinois Supreme Court denied the insurers' petition for leave to appeal to that Court. Although the appellate process has effectively concluded, further proceedings will be necessary in the trial court to apply the Appellate Court's ruling to all Property Damage Cases other than the eight "test" cases, as well as to resolve certain other remaining issues, some of which could, if determined adversely to U.S. Gypsum, affect the amount or accessibility of available coverage. No schedule has yet been established for the resolution of these issues.

   The "continuous trigger" ruling, if applied to the Property Damage Cases generally, and subject to the resolution of the remaining issues referred to above, will allow U.S. Gypsum access to all of its available insurance coverage for Property Damage Cases (although the same coverage must also be used for Personal Injury Cases). Under the continuous trigger, all Property Damage Cases would be covered by insurance unless or until such insurance becomes exhausted. In addition, if applied to the Property Damage Cases generally, the ruling gives U.S. Gypsum the right to reimbursement of its past property damage expenditures, subject to the resolution of the remaining issues referred to above, and further subject to the allocation of costs to insolvent carriers, excess carriers with no defense cost obligations, and carriers that have previously settled. Pursuant to three settlements reached since the appellate ruling, described below, U.S. Gypsum is receiving approximately $67 million from three carriers to reimburse it for past property damage expenses. U.S. Gypsum is also pursuing approximately $60 million from another carrier that it contends is liable for reimbursement of U.S. Gypsum's past expenditures. The timing and amount of additional recoveries for past expenses will depend upon the outcome of settlement negotiations with that carrier or, if a settlement cannot be reached, upon the ultimate resolution of the remaining issues referred to above.

   Settlements: Ten carriers, including three of the Supporting Insurers, have settled U.S. Gypsum's claims for both property damage and personal injury coverage and have been dismissed from the Coverage Action entirely. Four of these carriers paid all or a substantial portion of their policy limits to U.S. Gypsum between 1991 and 1995. Another carrier, which provided both primary and excess policies to U.S. Gypsum during the 1960s and 1970s, has agreed to pay U.S. Gypsum a total of $38.4 million, $25 million of which was paid in April 1995 with the rest to be paid in three annual installments. In August 1995, another carrier that provided both primary and excess insurance (and is a Supporting Insurer) agreed to pay U.S. Gypsum approximately $25 million to reimburse U.S. Gypsum for past property damage costs and to make its remaining $18 million of unexhausted coverage available for future costs as they are incurred. Approximately $19 million of the $25 million was paid in December 1995, with the rest expected in early 1996. An additional carrier, which provided $2 million of coverage per year for a 22-month period in the 1960s, paid U.S. Gypsum $4.2 million in January 1996 as reimbursement for past costs. Three other excess carriers, including two Supporting Insurers, have agreed to provide coverage for the Property Damage Cases and the Personal Injury Cases, subject to certain limitations and conditions, when and if underlying primary and excess coverage is exhausted.

   Taking into account the above settlements, including participation of certain of the settling carriers in the Wellington Agreement and insurance consumption through December 31, 1995, carriers providing a total of approximately $125 million of unexhausted insurance have agreed, subject to the terms of the various settlement agreements, to cover both Personal Injury Cases and Property Damage Cases. Carriers providing an additional $150 million of coverage that was unexhausted as of December 31, 1995, have agreed to cover Personal Injury Cases under the Wellington Agreement but continue to contest coverage for Property Damage Cases and remain defendants in the Coverage Action. U.S. Gypsum continues to seek negotiated resolutions with its carriers in order to minimize the expense and delays of litigation.

   Insolvent Carriers: Insolvency proceedings have been instituted against four of U.S. Gypsum's insurance carriers. Midland Insurance Company, declared insolvent in 1986, provided excess insurance ($4 million excess of $1 million excess of $500,000 primary in each policy year) from February 15, 1975, to February 15, 1978; Transit Casualty Company, declared insolvent in 1985, provided excess insurance ($15 million excess of $1 million primary in each policy year) from August 1, 1980, to December 31, 1985; Integrity Insurance Company, declared insolvent in 1986, provided excess insurance ($10 million quota share of $25 million excess of $90 million) from August 1, 1983, to July 31, 1984; and American Mutual Insurance Company, declared insolvent in 1989, provided the primary layer of insurance ($500,000 per year) from February 1, 1963, to April 15, 1971. It is likely that U.S. Gypsum will be required to pay a presently indeterminable portion of the costs that would otherwise have been covered by these policies. In addition, portions of various policies issued by Lloyd's and other London market companies between 1966 and 1979 have also become insolvent; under the Wellington Agreement, U.S. Gypsum must pay these amounts, which total approximately $12 million.


Conclusion

   It is not possible to predict the number of additional lawsuits alleging asbestos-related claims that may be filed against U.S. Gypsum. Because reliable information concerning U.S. Gypsum's exposure is lacking in many of the Property Damage Cases, the liability therefrom is uncertain. In view of the limited insurance funding currently available for the Property Damage Cases resulting from the continued resistance by a number of U.S. Gypsum's insurers to providing coverage, the effect of the asbestos litigation on the Corporation will depend upon a variety of factors, including the damages sought in the Property Damage Cases that reach trial prior to the completion of the Coverage Action, U.S. Gypsum's ability to successfully defend or settle such cases, and the resolution of the Coverage Action. As a result, management is unable to determine whether an adverse outcome in the asbestos litigation will have a material adverse effect on the results of operations or the consolidated financial position of the Corporation.


Accounting Change

   Effective January 1, 1994, the Corporation adopted the requirements of FASB Interpretation No. 39. At that time, in accordance with Interpretation No. 39, U.S. Gypsum recorded an accrual of $100 million for its liabilities for asbestos-related matters that are deemed probable and can be reasonably estimated and separately recorded an asset of $100 million, the amount of such liabilities that is expected to be paid by uncontested insurance. Due to management's inability to reasonably estimate U.S. Gypsum's liability for Property Damage Cases and (until the implementation of Georgine is deemed probable) future Personal Injury Cases, the liability and asset recorded in 1994 relate only to pending Personal Injury Cases. The implementation of Interpretation No. 39 did not impact earnings, cash flow or net assets.


Environmental Litigation

   The Corporation and certain of its subsidiaries have been notified by state and federal environmental protection agencies of possible involvement as one of numerous "potentially responsible parties" in a number of so-called "Superfund" sites in the United States. In substantially all of these sites, the involvement of the Corporation or its subsidiaries is expected to be minimal. The Corporation believes that appropriate reserves have been established for its potential liability in connection with all Superfund sites but is continuing to review its accruals as additional information becomes available. Such reserves take into account all known or estimated costs associated with these sites, including site investigations and feasibility costs, site cleanup and remediation, legal costs, and fines and penalties, if any. In addition, environmental costs connected with site cleanups on USG-owned property are also covered by reserves established in accordance with the foregoing. The Corporation believes that neither these matters nor any other known governmental proceeding regarding environmental matters will have a material adverse effect upon its earnings or consolidated financial position.


Note 22.  Industry and Geographic Segments

   Through its subsidiaries, USG Corporation is a leading manufacturer of building materials, producing a wide range of products for use in new residential and nonresidential construction and repair and remodel, as well as products used in certain industrial processes. The Corporation's operations are organized into two core businesses: North American Gypsum, which manufactures and markets gypsum wallboard and related products in the United States, Canada and Mexico; and Worldwide Ceilings, which manufactures and markets ceiling tile, ceiling grid and other interior systems products worldwide. Distribution is carried out through L&W Supply Corporation, a wholly owned subsidiary of the Corporation, home improvement centers and other retailers, building materials dealers, contractors and distributors.

   Transactions between geographic areas are accounted for on an "arm's-length" basis. Intercompany transfers between geographic areas are not material. No single customer accounted for 10% or more of consolidated net sales. Export sales to foreign unaffiliated customers represent less than 10% of consolidated net sales. Eliminations reflect intercompany sales between industry segments. Segment operating profit/(loss) includes all costs and expenses directly related to the segment involved and an allocation of expenses that benefit more than one segment. Segment operating profit/(loss) also includes the noncash amortization of excess reorganization value, which had the impact of reducing operating profit and identifiable assets for North American Gypsum and Worldwide Ceilings. The decrease in 1995 corporate identifiable assets primarily reflects a $127 million reduction in cash and cash equivalents primarily because of debt repayments.

   Assets for USG Funding, which was established in 1994, represent the outstanding balance of receivables purchased from U.S. Gypsum and USG Interiors, net of reserves, and are included in "corporate identifiable assets" in the following table. As of December 31, 1995 and 1994, such receivables, net of reserves, amounted to $110 million and $123 million, respectively, including $78 million and $84 million purchased from U.S. Gypsum and $32 million and $39 million purchased from USG Interiors as of the respective dates.


Industry Segments
                                                    Amortization  Depreciation,
                                          Operating   of Excess     Depletion
                                  Net      Profit/ Reorganization      and                Capital   Identifiable
                                 Sales     (Loss)       Value     Amortization         Expenditures   Assets
                                                          (Dollars in millions)
Year ended December 31, 1995

North American Gypsum           $1,924      $  262         $ 82        $  42           $   96            $1,157
Worldwide Ceilings                 609         (34)          87           14               49               531
Corporate                            -         (38)           -           11                2               206
Eliminations                       (89)          -            -            -                -               (4)
Total                            2,444         190          169           67              147             1,890

Year ended December 31, 1994

North American Gypsum            1,780         184           82           38               49             1,178
Worldwide Ceilings                 594         (38)          87           13               15               600
Corporate                            -         (42)           -           33                -               352
Eliminations                       (84)          -            -            -                -               (6)
Total                            2,290         104          169           84               64             2,124

May 7 through December 31, 1993

North American Gypsum             1,005         57            55          25               24             1,218
Worldwide Ceilings                  367        (30)           58           9                5               697
Corporate                             -        (26)            -          10                -               251
Eliminations                        (47)         -             -           -                -                (3)
Total                             1,325          1           113          44               29             2,163

----------------------------------------------------------------------------------------------------------------


January 1 through May 6, 1993

North American Gypsum               438         36              -         14                8             1,285
Worldwide Ceilings                  173         13              -          6                4               771
Corporate                             -        (11)             -          2                -               139
Eliminations                        (20)         -              -          -                -                (1)
Total                               591         38              -         22               12             2,194

Geographic Segments

                                                          Amortization  Depreciation,
                                               Operating    of Excess     Depletion
                                      Net       Profit/  Reorganization      and      Capital     Identifiable
                                     Sales      (Loss)        Value     Amortization  Expenditures  Assets
                                                          (Dollars in millions)
Year ended December 31, 1995

United States                       $  2,161   $   191     $     135       $   56       $ 123      $ 1,557
Canada                                   155        (3)           18            6          19          146
Other Foreign                            246         2            16            5           5          187
Transfers between geographic
 areas                                 (118)         -             -            -           -            -
Total                                 2,444        190           169           67         147        1,890

Year ended December 31, 1994

United States                         2,008         94           135           74           52       1,770
Canada                                  164          2            18            5            9         153
Other Foreign                           228          8            16            5            3         200
Transfers between geographic
 areas                                 (110)         -             -            -            -           1
Total                                 2,290        104           169           84           64       2,124

May 7 through December 31, 1993

United States                         1,147          3            90           36           20       1,789
Canada                                   95         (6)           12            5            6         178
Other Foreign                           143          4            11            3            3         197
Transfers between geographic
 areas                                  (60)         -             -            -            -          (1)
Total                                 1,325          1           113           44           29       2,163

------------------------------------------------------------------------------------------------------------------------


January 1 through May 6, 1993

United States                           507         28             -           18            9        1,776
Canada                                   48          4             -            2            1          198
Other Foreign                            65          6             -            2            2          221
Transfers between geographic
 areas                                  (29)         -             -            -            -           (1)
Total                                   591         38             -           22           12        2,194


                                             USG CORPORATION
                                            MANAGEMENT REPORT

    Management is responsible for the preparation and integrity of the financial statements and related notes included herein. These statements have been prepared in accordance with generally accepted accounting principles and, of necessity, include some amounts that are based on management's best estimates and judgments.

    The Corporation's accounting systems include internal controls designed to provide reasonable assurance of the reliability of its financial records and the proper safeguarding and use of its assets. Such controls are based on established policies and procedures, are implemented by trained personnel, and are monitored through an internal audit program. The Corporation' policies and procedures prescribe that the Corporation and its subsidiaries are to maintain ethical standards and that its business practices are to be consistent with those standards.

    The Audit Committee of the Board, consisting solely of outside Directors of the Corporation, maintains an ongoing appraisal, on behalf of the stockholders, of the effectiveness of the independent auditors and management with respect to the preparation of financial statements, the adequacy of internal controls and the Corporation's accounting policies.

                                REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Stockholders and Board of Directors of USG Corporation:

    We have audited the accompanying consolidated balance sheets of USG Corporation and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of earnings and cash flows for the years ended December 31, 1995 and 1994, and the period of May 7 through December 31, 1993. We have also audited the consolidated statements of earnings and cash flows for the period of January 1 through May 6, 1993. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    As discussed in "Note 6. Financial Restructuring," on May 6, 1993, the Corporation completed a comprehensive financial restructuring through the implementation of a prepackaged plan of reorganization under Chapter 11 of the United States Bankruptcy Code and applied fresh start accounting. As such, results of operations from January 1 through May 6, 1993, are not comparable with results of operations subsequent to that date.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of USG Corporation and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for the years ended December 31, 1995 and 1994, and the periods of May 7 through December 31, 1993, and January 1 through May 6, 1993, in conformity with generally accepted accounting principles.



                                                      /s/ Arthur Andersen LLP

                                                      ARTHUR ANDERSEN LLP
Chicago, Illinois
January 25, 1996

                                             USG CORPORATION
                              SELECTED QUARTERLY FINANCIAL DATA (unaudited)
                              (Dollars in millions, except per share data)

                                 First          Second          Third          Fourth           Total
                                Quarter         Quarter        Quarter         Quarter          Year
    1995
    Net sales                 $     598       $     615      $     629       $     602       $   2,444
    Gross profit                    152             149            152             150             603
    Operating profit (a)             50              47             48              45             190
    Net loss (a)                     (2)             (3)            (2)            (25) (b)        (32)
    Per common share:
      Net loss                    (0.05)          (0.07)         (0.04)          (0.55)          (0.71)
      Price range (c)
                  - high         24.125          26.875         29.625          31.375          31.375
                  - low          19.250          21.625         23.625          26.875          19.250
    EBITDA                          106             103            106             102             417



    1994
    Net sales                       506             562            621             601           2,290
    Gross profit                    110             133            153             121  (d)        517
    Operating profit (a)             11              32             47              14  (d)        104
    Net loss (a)                    (34)            (17)            (6)            (35) (d)        (92)
    Per common share:
      Net loss (e)                (0.87)          (0.38)         (0.13)          (0.79)          (2.14)
      Price range (c)
                - high           36.000          32.250         24.500          21.750          36.000
                - low            27.500          17.750         18.375          17.250          17.250
    EBITDA                           66              87            105              67             325


(a)   Excess reorganization value, which was established in connection with the Restructuring in
      May 1993, is currently being amortized over a five-year period.  This noncash amortization, which has no tax impact, reduced operating profit and net earnings by approximately $42 million in each quarter during 1995 and 1994.

(b)   Fourth-quarter 1995 net loss includes a $30 million pretax ($24 million after-tax) charge in connection with the planned sale of the Corporation's insulation manufacturing business in the United States and the closure of its insulation plant in Canada .

(c)   Stock price ranges are for transactions on the New York Stock Exchange (trading symbol USG), which is the principal market for these securities.  Stockholders of record as of January 31,
      1996:  Common - 4,871; Preferred - none.

(d)   Fourth-quarter 1994 gross profit, operating profit and net loss reflect a $30 million pretax
      ($17 million after-tax) charge to cost of sales for asbestos litigation settlements.  Fourth-
      quarter 1994 net loss also reflects a $16 million pretax ($9 million after-tax) charge for the write-off of reorganization debt discount.

(e)   As a result of common shares issued in the first quarter of 1994 in connection with the
      Equity Offering, the sum of the losses per common share for the four quarters of 1994, which are based on average shares outstanding during each quarter, does not equal the loss per common share for the year ended December 31, 1994, which is based on the average shares outstanding during the year.

                                             USG CORPORATION
                              COMPARATIVE FIVE-YEAR SUMMARY (a) (unaudited)
                              (Dollars in millions, except per share data)

                                                              May 7 |     January 1
                                           Years ended       through|      through       Years ended
                                          December 31,      Dec. 31,|      May 6,       December 31,
                                          1995     1994        1993 |      1993        1992    1991 (b)
Earnings Statement Data:                                            |
  Net sales                             $ 2,444  $ 2,290     $1,325 |    $   591     $ 1,777   $ 1,712
  Gross profit                              603      517        263 |        109         317       327
  Selling and administrative                                        |
    expenses                                244      244        149 |         71         218       194
  Amortization of excess                                            |
    reorganization alue                     169      169        113 |          -           -         -
  Operating profit                          190      104          1 |         38          99       133
  Interest expense                           99      149         92 |         86         334       333
  Interest income                            (6)     (10)        (4)|         (2)        (12)      (11)
  Other (income)/expense, net                32        3         (8)|          6           1         5
  Reorganization items                        -        -          - |       (709)          -         -
  Earnings/(loss) from continuing                                   |
    operations before extraordinary                                 |
    items and changes in accounting                                 |
    principles                              (32)     (92)      (108)|        640        (191)     (141)
  Extraordinary gain/(loss),                                        |
    net of taxes                              -        -        (21)|        944           -         -
  Cumulative effect of accounting                                   |
    changes                                   -        -          - |       (150)          -         -
  Net earnings/(loss)                       (32)     (92)      (129)|      1,434        (191)     (161)
  Net loss per common share (c)           (0.71)   (2.14)     (3.46)|
                                                                    |
Balance Sheet Data (as of the end of                                |
 the period):                                                       |
  Working capital/(deficit)                 108      228        132 |        218      (2,610)   (2,353)
  Current ratio                            1.28     1.55       1.28 |       1.78         .20      .22
Property, plant and equipment,                                      |
    net                                     842      755        754 |        767         800       819
  Total assets                            1,890    2,124      2,163 |      2,194       1,659     1,626
  Total debt (d)                            926    1,149      1,531 |      1,556       2,711     2,660
  Total stockholders'                                               |
    equity/(deficit)                        (37)      (8)      (134)|          4      (1,880)   (1,680)
                                                                    |
Other Information:                                                  |
  EBITDA                                    417      325        155 |         63         159       194
  Capital expenditures                      147       64         29 |         12          49        49
  Gross margin%                            24.7     22.6       19.8 |       18.4        17.8      19.1
  EBITDA margin%                           17.1     14.2       11.7 |       10.7         8.9      11.3
  Market value per common                                           |
    share (c)                             30.00    19.50      29.25 |
  Average number of employees            12,400   12,300     11,900 |     11,750      11,850    11,800

(a)     Due to the Restructuring and implementation of fresh start accounting, financial statements for periods subsequent to May 6, 1993, are not comparable to financial statements for periods prior to that date.  Accordingly, a vertical line has been added to separate such information. See
        "Note 6. Financial Restructuring" for information on the Restructuring and implementation of fresh start accounting.

(b)     Results reflect DAP Inc. (sold in 1991) as a discontinued operation.

(c)     Per share information for the period of January 1 through May 6, 1993, and for the years ended
        December 31, 1992 and 1991, is omitted because, as a result of  the Restructuring and implementation of fresh start accounting, it is not meaningful.  Market value per common share reflects the closing stock price on December 31 of the applicable year.

(d)     Total debt is shown at principal amounts for all periods presented.  The carrying amounts of total debt (net of unamortized reorganization discount) as reflected on the Corporation's balance sheets are $907 million, $1,122 million, $1,476 million and $1,461 million as of
        December 31, 1995, 1994, 1993, and May 6, 1993, respectively.