Form 10-K, Exhibit 13
period 1996-12-31
USG CORP
filed 1997-03-06
CIK 757011

Financial Review

Management's Discussion and Analysis                    23

Consolidated Financial Statements
Statement of Earnings                                   28
Balance Sheet                                           29
Statement of Cash Flows                                 30

Notes to Financial Statements
 1.     Significant Accounting Policies                 31
 2.     Financing Arrangements                          32
 3.     Debt                                            33
 4.     Financial Instruments and Risk Management       34
 5.     Purchase of Subsidiary Minority Interest        35
 6.     Writedown of Assets                             35
 7.     Income Taxes                                    36
 8.     Inventories                                     37
 9.     Property, Plant and Equipment                   37
10.     Leases                                          37
11.     Employee Retirement Plans                       37
12.     Stock-Based Compensation                        39
13.     Stockholders' Equity                            40
14.     Industry and Geographic Segments                41
15.     Litigation                                      42

Report of Management                                    48

Report of Independent Public Accountants                49

Selected Quarterly Financial Data                       50

Comparative Five-Year Summary                           51

Management's Discussion and Analysis of Results of Operations and
Financial Condition

As a result of USG's financial restructuring in 1993 and the restructuring's continuing effect on financial reporting, USG reports EBITDA (earnings before interest, taxes, depreciation, depletion, amortization and certain other income and expense items) to facilitate comparisons of current and historical results. EBITDA is also helpful in understanding cash flow generated from operations that is available for taxes, debt service and capital expenditures. EBITDA should not be considered by investors as an alternative to net earnings as an indicator of the Corporation's operating performance or to cash flows as a measure of its overall liquidity.

Results of Operations

Consolidated Results

A bar chart entitled "Net Sales (millions of dollars)" on page 23 of the Annual Report to Stockholders shows that for the years 1994, 1995 and 1996 (shown on the x-axis) the Corporation had net sales (shown on the y-axis) of $2,290 million, $2,444 million and $2,590 million, respectively.

A bar chart entitled "EBITDA (millions of dollars)" on page 23 of the Annual Report to Stockholders shows that for the years 1994, 1995 and 1996 (shown on the x-axis) the Corporation had EBITDA (shown on the y-axis) of $325 million, $417 million and $437 million, respectively.


Net sales of $2,590 million in 1996 represented the fifth consecutive year of improved sales and an increase of $146 million, or 6.0%, over 1995. Net sales in 1995 were up 6.7% over 1994. EBITDA, which has improved for the fourth consecutive year, amounted to $437 million in 1996, representing an increase of $20 million, or 4.8%, over 1995. EBITDA in 1995 increased 28.3% over 1994. The improved results in 1996 were primarily attributable to record shipments of Sheetrock brand gypsum wallboard and other USG products, including ceiling tile, joint compound and cement board.

Gross profit as a percentage of net sales was 24.9% in 1996 compared with 24.7% in 1995 and 22.6% in 1994. Gross profit in 1996 was lowered by a $7 million provision to cost of products sold associated with actions implemented to improve the operating efficiencies of USG's European businesses by reducing manufacturing and distribution costs. Gross profit in 1994 was adversely affected by a $30 million pretax ($17 million after-tax) charge to cost of products sold recorded by U.S. Gypsum primarily to cover the cash portion of two asbestos litigation settlements.

Selling and administrative expenses of $268 million increased $24 million, or 9.8%, over 1995, reflecting higher levels of expenses related to compensation and benefits and a joint initiative by USG's North American Gypsum and Worldwide Ceilings units to enhance customer service systems by upgrading their order entry and fulfillment processes. Selling and administrative expenses of $244 million in 1995 were unchanged versus 1994.

Excess reorganization value, which was established in connection with USG's financial restructuring in May 1993, is currently being amortized over a five-year period. This noncash amortization, which has no tax impact, reduced operating profit by $169 million in each of 1996, 1995 and 1994.

Interest  expense  continued to decline in 1996 as a result of debt  repayments.
Interest expense amounted to $75 million in 1996, down $24 million, or 24.2%, from the 1995 level of $99 million, which was down $50 million, or 33.6%, from $149 million recorded in 1994. Interest expense in 1994 included a $16 million pretax ($9 million after-tax) noncash charge for the write-off of reorganization debt discount primarily in conjunction with the Corporation's accelerated payment of bank term loans.

In the fourth quarter of 1995, the Corporation recorded a $30 million pretax ($24 million after-tax) charge in connection with the sale of its insulation manufacturing business in the United States and the closure of its insulation plant in Canada. Included in this charge was a $15 million noncash (no-tax-impact) write-off of excess reorganization value associated with these businesses. The remainder of the charge primarily reflected a writedown of the assets of these businesses to their net realizable value. The total charge is reflected in other (income)/expense, net in the Consolidated Statement of Earnings.

The Corporation's income tax expense is computed based on pretax earnings excluding the noncash amortization of excess reorganization value, which is not deductible for federal income tax purposes. In 1996, income tax expense amounted to $117 million, compared with $97 million in 1995 and $54 million in 1994. The Corporation's effective tax rates for 1996, 1995 and 1994 were 88.9%, 149.0% and negative 142.1%, respectively. Excluding the amortization of excess reorganization value and, in 1995, the aforementioned $15 million write-off of excess reorganization value, the Corporation's 1996, 1995 and 1994 effective tax rates were 38.9%, 39.0% and 42.1%, respectively. See "Note 7. Income Taxes" for additional information.

The Corporation reported net earnings of $15 million, or $0.31 per common share, in 1996. However, these earnings included: (i) the noncash amortization of excess reorganization value of $169 million and (ii) the noncash amortization of reorganization debt discount of $1 million included in interest expense. Together, these items reduced 1996 net earnings by $170 million, or $3.58 per common share.

The Corporation recorded a net loss of $32 million, or $0.71 per common share, in 1995. However, this loss included: (i) the noncash amortization of excess reorganization value of $169 million (ii) the noncash amortization of reorganization debt discount of $4 million included in interest expense and
(iii) the $24 million after-tax writedown of the insulation business. Together, these items reduced 1995 net earnings by $197 million, or $4.38 per common share.

A net loss of $92 million, or $2.14 per common share, in 1994 included: (i) noncash amortizations of excess reorganization value and reorganization debt discount of $169 million and $12 million, respectively (ii) the noncash after-tax write-off of reorganization debt discount amounting to $9 million primarily associated with bank term loans and (iii) the after-tax charge of $17 million associated with asbestos litigation settlements. Together, these items reduced 1994 net earnings by $207 million, or $4.81 per common share.

Construction Markets
Based on preliminary data issued by the U.S. Bureau of the Census, U.S. housing starts were an estimated 1.475 million units in 1996, up 9% over 1995. Housing starts of 1.354 million units in 1995 represented a 7% decline from the 1994 level of 1.457 million units. U.S. nonresidential construction grew 12% in 1995 versus 1994, as measured in floor space for which contracts were awarded. This had a favorable impact on USG's 1996 sales, because finishing of nonresidential interiors follows contract awards by as much as a year. Repair and remodel activity continued its upward trend in 1996. Demand for wallboard generated by this market increased an estimated 7%.

Core Business Results

                                                                 NET SALES                                      EBITDA
                                                    ----------------------------------           -----------------------------------
                                                    1996           1995           1994           1996           1995           1994
(dollars in millions)
North American Gypsum:
U.S. Gypsum Company                              $ 1,390        $ 1,309        $ 1,209        $   347        $   327        $   248
L&W Supply Corporation                               841            753            659             29             26             15
CGC Inc. (gypsum division)                           114            102            110             16             11             15
Other subsidiaries                                    83             75             90             25             22             28
Eliminations                                        (361)          (315)          (288)            --             --             (2)
------------------------------------------       -------        -------        -------        -------        -------         -------
Total                                              2,067          1,924          1,780            417            386            304

Worldwide Ceilings:
USG Interiors, Inc.                                  398            385            400             53             58             53
USG International                                    228            235            202              2              5              6
CGC Inc. (interiors division)                         30             28             29              3              4              3
Eliminations                                         (44)           (39)           (37)            --             --             --
------------------------------------------       -------        -------        -------        -------        -------        -------
Total                                                612            609            594             58             67             62

Corporate                                             --             --             --            (38)           (36)           (41)
Eliminations                                         (89)           (89)           (84)            --             --             --
------------------------------------------       -------        -------        -------        -------        -------        -------
Total USG Corporation                              2,590          2,444          2,290            437            417            325
                                                   =====          =====          =====            ===            ===            ===

North American Gypsum

A bar chart entitled "Net Sales (millions of dollars)" on page 25 of the Annual Report to Stockholders shows that for the years 1994, 1995 and 1996 (shown on the x-axis) North American Gypsum had net sales (shown on the y-axis) of $1,780 million, $1,924 million and $2,067 million, respectively.

A bar chart entitled "EBITDA (millions of dollars)" on page 25 of the Annual Report to Stockholders shows that for the years 1994, 1995 and 1996 (shown on the x-axis) North American Gypsum had EBITDA (shown on the y-axis) of $304 million, $386 million and $417 million, respectively.


Net sales of $2,067 million in 1996 for North American Gypsum represented an increase of $143 million, or 7.4%, and EBITDA of $417 million improved $31 million, or 8.0%, compared with 1995. For 1995, net sales of $1,924 million increased $144 million, or 8.1%, while EBITDA of $386 million increased $82 million, or 27.0%, over 1994 EBITDA of $304 million, which included the impact of the aforementioned $30 million charge associated with asbestos litigation settlements.

Results improved in 1996 for U.S. Gypsum compared with 1995 primarily due to record shipments of Sheetrock wallboard that totaled 8.0 billion square feet compared with 7.6 billion square feet in 1995 and 7.7 billion square feet in 1994. In addition, shipments of nonwallboard products such as Sheetrock joint compound and Durock cement board also set records in 1996. U.S. Gypsum's average selling price for Sheetrock wallboard in 1996 was $110.56 per thousand square feet, a slight increase compared with the 1995 average price of $110.44, which was up 10.4% over 1994's average price of $100.08. Manufacturing costs for Sheetrock wallboard were down 3.9% in 1996 largely due to lower furnish prices for wastepaper, the primary raw material of wallboard paper. Comparing 1995 with 1994, higher wastepaper furnish prices resulted in an aggregate increase of approximately $28 million in cost of products sold. U.S. Gypsum's plants operated at 94% of capacity in 1996, which closely approximated the estimated average rate for the U.S. industry. In 1995, U.S. Gypsum's plants operated at 92% of capacity.

L&W Supply Corporation, USG's building products distribution business, reported record net sales in 1996 due to record shipments of wallboard and sales of nonwallboard products. EBITDA for L&W Supply improved significantly in each of the past three years as a result of gross profit improvements for all of its product lines. As of December 31, 1996, L&W Supply conducted its business out of 161 distribution centers, up from 156 centers as of year-end 1995, following the addition of six centers and the closing of one in a consolidation during the year.

CGC Inc.'s gypsum business experienced higher net sales and EBITDA in 1996 due to improved wallboard demand and pricing as a result of increased housing starts in eastern Canada and increased shipments to the United States. Results in 1995, as compared with 1994, were adversely affected by lower demand caused by the lowest level of housing starts in eastern Canada in 35 years and by higher unit costs for wallboard.

Worldwide Ceilings

A bar chart entitled "Net Sales (millions of dollars)" on page 25 of the Annual Report to Stockholders shows that for the years 1994, 1995 and 1996 (shown on the x-axis) Worldwide Ceilings had net sales (shown on the y-axis) of $594 million, $609 million and $612 million, respectively.

A bar chart entitled "EBITDA (in millions)" on page 25 of the Annual Report to Stockholders shows that for the years 1994, 1995 and 1996 (shown on the x-axis) Worldwide Ceilings had EBITDA (shown on the y-axis) of $62 million, $67 million and $58 million, respectively.

Net sales in 1996 for Worldwide Ceilings rose $3 million, or 0.5%, to $612 million, while EBITDA of $58 million declined $9 million, or 13.4%, compared with 1995. The slightly higher sales in 1996 reflect record shipments of ceiling tile at higher average selling prices and increased shipments of ceiling grid. These improvements were partially offset by the absence of full-year results for the insulation manufacturing business in the United States that was sold in April 1996. The lower level of EBITDA was primarily attributable to: (i) a $7 million provision associated with actions implemented to improve the operating efficiencies of USG's European businesses by reducing manufacturing and distribution costs (ii) expenses associated with enhancing customer service systems and (iii) start-up costs related to a new ceiling tile line placed in service in 1996 at the Greenville, Miss., plant.

Net sales in 1995 of $609 million reflect an increase of $15 million, or 2.5%, and EBITDA of $67 million increased $5 million, or 8.1%, compared with 1994. Excluding results for the domestic floors unit, which was divested in December 1994, Worldwide Ceilings' 1995 net sales improved $45 million, or 8.0%, and EBITDA increased $5 million, or 8.1%, versus 1994. The improved 1995 results reflect increased shipments and higher average selling prices for ceiling tile.

Liquidity and Capital Resources

In 1996, the Corporation continued to pursue its strategy of reducing debt and growing its core gypsum and ceilings businesses through a balanced application of free cash flow between debt reduction and capital expenditures with a near-term objective of achieving investment-grade status.


A bar chart entitled "Debt Principal (millions of dollars)" on page 26 of the Annual Report to Stockholders shows that as of December 31, 1994, 1995 and 1996 (shown on the x-axis) the Corporation's principal amount of total debt (shown on the y-axis) was $1,149 million, $926 million and $772 million, respectively.

A bar chart entitled "Capital Spending (millions of dollars)" on page 26 of the Annual Report to Stockholders shows that for the years 1994, 1995 and 1996 (shown on the x-axis) the Corporation had capital spending (shown on the y-axis) of $64 million, $147 million and $120 million, respectively.


Debt Reduction
As of December 31, 1996, the principal amount of total debt was $772 million, reflecting a reduction of $154 million, or 16.6%, from a total of $926 million as of December 31, 1995. The repayments of $150 million of revolving bank loans and $28 million of outstanding 8.0% senior notes due 1996, the redemption of $22 million of outstanding 7.875% senior debentures due 2004 and short-term net foreign repayments of $4 million were partially offset by $50 million of debt incurred to finance the purchase of publicly held shares of CGC common stock. (See "Note 5. Purchase of Subsidiary Minority Interest" for more information on this transaction.)

Capital Expenditures
Capital expenditures amounted to $120 million in 1996, compared with $147 million in 1995. For North American Gypsum, capital investments in 1996 included cost-reduction projects such as the installation of stock cleaning equipment to utilize lower grades of recycled paper and equipment to further utilize synthetic gypsum. In the Worldwide Ceilings business, a $35 million project was started to replace two old production lines with one modern, high-speed line at its ceiling tile plant in Cloquet, Minn. This project is anticipated to be completed by mid-1998. In addition, projects completed in 1996 included a new $45 million Auratone ceiling tile production line at the Greenville, Miss., plant and the installation of ceiling suspension grid manufacturing in Saudi Arabia and Taiwan, all of which have commenced initial operations. As of December 31, 1996, the Corporation's capital expenditure commitments for the replacement, modernization and expansion of operations amounted to $173 million compared with $68 million as of December 31, 1995.

The Corporation periodically evaluates possible acquisitions or combinations involving other businesses or companies in businesses and markets related to its current operations. The Corporation believes that its available liquidity would be generally adequate to support most opportunities and that it has access to additional financial resources to take advantage of other opportunities. In November 1996, the Corporation announced a plan to build a new plant at a cost of $110 million to manufacture Sheetrock brand wallboard in Bridgeport, Ala., to serve growing construction markets in the southeastern United States. The Bridgeport plant, when fully operational, will have annual capacity of 700 million square feet and will use 100% synthetic gypsum in its production of Sheetrock wallboard. It is scheduled to begin operation in 1999 and will replace 350 million square feet of high-cost capacity at the Plasterco, Va., facility, which will cease wallboard production at that time.

Working Capital
Working capital (current assets less current liabilities) as of December 31, 1996, amounted to $108 million, and the ratio of current assets to current liabilities was 1.27 to 1. As of December 31, 1995, working capital was $108 million, and the ratio of current assets to current liabilities was 1.28 to 1.

Cash and cash equivalents as of December 31, 1996, amounted to $44 million compared with $70 million as of December 31, 1995. This decrease reflects 1996 net cash flows to investing and financing activities of $159 million and $154 million, respectively, partially offset by net cash flows from operating activities of $287 million. Receivables (net of reserves) increased to $274 million as of December 31, 1996, from $246 million as of December 31, 1995, while inventories increased to $185 million from $175 million, and accounts payable rose to $141 million from $130 million.

Available  Liquidity
The Corporation has additional liquidity available through several financing arrangements. These include: (i) a revolving credit facility maturing in 2002 that allows the Corporation to borrow up to $500 million, including a $125 million letter of credit subfacility, under which, as of December 31, 1996, outstanding revolving loans totaled $110 million and letters of credit issued and outstanding amounted to $47 million, leaving the Corporation with $343 million of unused and available credit (ii) a revolving accounts receivable facility (see "Note 2. Financing Arrangements"), from which, as of December 31, 1996, the Corporation had additional borrowing capacity of $50 million and (iii) a shelf registration statement filed with the Securities and Exchange Commission allowing the Corporation to offer from time to time debt securities, shares of preferred and common stock or warrants to purchase shares of common stock, all having an aggregate initial offering price not to exceed $300 million. As of the filing date of the Corporation's 1996 Annual Report on Form 10-K, no securities had been issued pursuant to this registration.

Legal Contingencies
One of the Corporation's subsidiaries, U.S. Gypsum, is a defendant in asbestos lawsuits alleging both property damage and personal injury. (See "Note 15. Litigation" for information concerning the asbestos litigation.)

In April 1996, U.S. Gypsum reached a $111 million settlement with one of its insurance carriers for past and future asbestos litigation costs. Under the terms of the settlement, the carrier reimbursed U.S. Gypsum $62 million for past asbestos litigation costs, while the remaining $49 million of the settlement represents coverage in place for future settlements.

The Corporation and certain of its subsidiaries have been notified by state and federal environmental protection agencies of possible involvement as one of numerous "potentially responsible parties" in a number of so-called "Superfund" sites in the United States. The Corporation believes that neither these matters nor any other known governmental proceeding regarding environmental matters will have a material adverse effect upon its earnings or consolidated financial position. (See "Note 15. Litigation" for additional information on environmental litigation.)



Consolidated Statement of Earnings
                                                       Years ended December 31,
                                                       ------------------------
(dollars in millions, except per share data)          1996      1995       1994
                                                      ----      ----       ----

Net sales                                         $ 2,590    $ 2,444    $ 2,290
Cost of products sold                               1,945      1,841      1,773
                                                     ----       ----       ----
Gross profit                                          645        603        517
Selling and administrative expenses                   268        244        244
Amortization of excess reorganization value           169        169        169
                                                     ----       ----       ----
Operating profit                                      208        190        104
Interest expense                                       75         99        149
Interest income                                        (2)        (6)       (10)
Other (income)/expense, net                             3         32          3
                                                     ----       ----       ----
Earnings/(loss) before income taxes                   132         65        (38)
Income taxes                                          117         97         54
                                                     ----       ----       ----
Net earnings/(loss)                                    15        (32)       (92)
                                                     ====       ====       ====
Net earnings/(loss) per common share                 0.31      (0.71)     (2.14)
                                                     ====      =====      =====

The notes to financial statements are an integral part of this statement.


Consolidated Balance Sheet

(dollars in millions)                                                                As of December 31,
                                                                                     ------------------
                                                                                 1996                 1995
                                                                                 ----                 ----
Assets
Current assets:
Cash and cash equivalents (primarily time deposits)                           $    44              $    70
Receivables (net of reserves of $17 and $14)                                      274                  246
Inventories                                                                       185                  175
-----------                                                                      ----                 ----
Total current assets                                                              503                  491
--------------------                                                             ----                 ----
Property, plant and equipment, net                                                887                  842
Excess reorganization value (net of accumulated amortization
        of $635 and $466)                                                         210                  379
Other assets                                                                      218                  178
------------                                                                     ----                 ----
Total assets                                                                    1,818                1,890
                                                                                =====                =====


Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable                                                                  141                  130
Accrued expenses                                                                  200                  190
Notes payable                                                                       7                    7
Current portion of long-term debt                                                  42                   35
Taxes on income                                                                     5                   21
---------------                                                                  ----                 ----
Total current liabilities                                                         395                  383
-------------------------                                                        ----                 ----
Long-term debt                                                                    706                  865
Deferred income taxes                                                             192                  185
Other liabilities                                                                 548                  494
Stockholders' equity/(deficit):
Preferred stock
        $1 par value; authorized 36,000,000 shares;
        $1.80 convertible preferred stock (initial series);
        outstanding-none                                                           --                   --
Common stock
        $0.10 par value; authorized 200,000,000 shares;
        outstanding 45,724,561 and 45,262,539 shares (after
        deducting 31,488 and 33,988 shares held in treasury)                        5                    5
Capital received in excess of par value                                           231                  223
Deferred currency translation                                                     (10)                  (6)
Reinvested earnings/(deficit)                                                    (249)                (259)
-----------------------------                                                    ----                 ----
Total stockholders' equity/(deficit)                                              (23)                 (37)
------------------------------------                                             ----                 ----
Total liabilities and stockholders' equity                                      1,818                1,890
                                                                                =====                =====


The notes to financial statements are an integral part of this statement.

Consolidated Statement of Cash Flows

                                                                        Years ended December 31,
                                                                        ------------------------
                                                                   1996          1995          1994
                                                                   ----          ----          ----
(dollars in millions)

Operating Activities:
Net earnings/(loss)                                               $  15        $  (32)      $   (92)
Adjustments to reconcile net earnings/(loss) to net cash:
        Amortization of excess reorganization value                 169           169           169
        Depreciation, depletion and amortization                     65            67            84
        Deferred income taxes                                         7             6            (1)
        Net (gain)/loss on asset dispositions                        (2)           27            (2)
(Increase)/decrease in working capital:
        Receivables                                                 (28)           24           (20)
        Inventories                                                 (10)           (2)          (28)
        Payables                                                     (5)           (6)           33
        Accrued expenses                                             14           (27)           27
(Increase)/decrease in other assets                                  (2)          (10)            1
Increase in other liabilities                                        64            30            30
Other, net                                                           --           (10)           (3)
----------------------------------------                           ----          ----          ----
Net cash flows from operating activities                            287           236           198
----------------------------------------                           ----          ----          ----

Investing Activities:
Capital expenditures                                               (120)         (147)          (64)
Net proceeds from asset dispositions                                 10             7            16
Purchase of subsidiary minority interest                            (49)           --            --
----------------------------------------                           ----          ----          ----
Net cash flows to investing activities                             (159)         (140)          (48)
----------------------------------------                           ----          ----          ----

Financing Activities:
Issuance of debt                                                     77           576           171
Repayment of debt                                                  (231)         (804)         (558)
Short-term borrowings/(repayments), net                              --             5            (1)
Proceeds from public offering of common stock                        --            --           224
---------------------------------------------                      ----          ----          ----
Net cash flows to financing activities                             (154)         (223)         (164)
---------------------------------------------                      ----          ----          ----

Net Increase/(Decrease) in Cash and Cash Equivalents                (26)         (127)          (14)
Cash and cash equivalents at beginning of period                     70           197           211
------------------------------------------------                   ----          ----          ----
Cash and cash equivalents at end of period                           44            70           197
                                                                   ====          ====          ====

Supplemental Cash Flow Disclosures:
Interest paid                                                        74            88           115
Income taxes paid                                                   116           108            38

The notes to financial statements are an integral part of this statement.

Notes to Financial Statements

1. Significant Accounting Policies

Nature of Operations-Through its subsidiaries, USG Corporation (the "Corporation") is a leading manufacturer of building materials, producing a wide range of products for use in new residential and nonresidential construction and repair and remodel, as well as products used in certain industrial processes. The Corporation's operations are organized into two core businesses: North American Gypsum, which manufactures and markets gypsum wallboard and related products in the United States, Canada and Mexico, and Worldwide Ceilings, which manufactures and markets ceiling tile, ceiling grid and other interior systems products worldwide. Distribution is carried out through L&W Supply Corporation, a wholly owned subsidiary of the Corporation; building materials dealers; home improvement centers and other retailers; contractors; and specialty wallboard distributors.

Consolidation-The consolidated financial statements include the accounts of the Corporation and its subsidiaries. All significant intercompany balances and transactions are eliminated in consolidation.

Use of Estimates-The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from these estimates.

Reclassifications-Certain amounts in the prior years' financial statements have been reclassified to conform with the 1996 presentation.

Revenue Recognition-The Corporation recognizes revenue upon the shipment of products.

Cash and Cash Equivalents-For purposes of the Consolidated Balance Sheet and Consolidated Statement of Cash Flows, all highly liquid investments with a maturity of three months or less at the time of purchase are classified as cash equivalents.

Inventory Valuation-Most of the Corporation's domestic inventories are valued under the last-in, first-out ("LIFO") method. The remaining inventories are stated at the lower of cost or market under the first-in, first-out ("FIFO") or average production cost methods. Inventories include material, labor and applicable factory overhead costs.

Property, Plant and Equipment-Property, plant and equipment are stated at cost, except for those assets that were revalued under fresh start accounting in May 1993. Provisions for depreciation of property, plant and equipment are determined principally on a straight-line basis over the expected average useful lives of composite asset groups. Depletion is computed on a basis calculated to spread the cost of gypsum and other applicable resources over the estimated quantities of material recoverable. Interest during construction is capitalized on major additions.

Excess Reorganization Value-Excess reorganization value, which was established in connection with a financial restructuring and the implementation of fresh start accounting in May 1993, is currently being amortized through April 1998. The Corporation continues to evaluate whether events and circumstances have occurred which indicate that the remaining estimated useful life of excess reorganization value may warrant revision or that the remaining balances may not be recoverable.

Foreign Currency Translation-Net currency translation gains or losses on foreign subsidiaries are included in deferred currency translation, a component of stockholders' equity.

Research and Development-Research and development expenditures are charged to earnings as incurred and amounted to $19 million, $18 million and $17 million in the years ended December 31, 1996, 1995 and 1994, respectively.

2. Financing Arrangements

Refinancings-In the third quarter of 1995, the Corporation completed a refinancing that included: (i) the establishment of a new seven-year revolving credit facility (the "Revolving Credit Facility") to replace an existing bank credit agreement that was due to expire in 2000 (ii) the sale of $150 million aggregate principal amount of 8.5% senior notes due 2005 and (iii) the redemption of the Corporation's remaining $268 million principal amount of 10.25% senior notes due 2002 using a combination of proceeds from the sale of the 8.5% senior notes, borrowings under the Revolving Credit Facility and cash on hand. Under the Revolving Credit Facility, the Corporation can borrow up to $500 million, including a $125 million letter of credit subfacility, from a syndicate of banks, which are many of the same banks that had been lenders under the previous credit agreement. The Revolving Credit Facility provides USG greater financial flexibility as a result of: (i) less-restrictive covenants
(ii) the letter of credit subfacility (iii) an expiration in 2002 with no required amortization prior to maturity and (iv) a simplification of the Corporation's capital structure through the elimination of subsidiary guarantees on any of its senior indebtedness.

In the first quarter of 1994, the Corporation implemented a refinancing plan that included: (i) a public offering of 14,375,000 shares of common stock, of which 7,900,000 shares, yielding net proceeds to the Corporation of $224 million, were issued by the Corporation and 6,475,000 were sold by Water Street Corporate Recovery Fund I, L.P. ("Water Street"), the Corporation's largest stockholder at that time (ii) the issuance of $150 million of senior notes due 2001 to certain institutional investors in exchange for $65 million aggregate principal amount of its outstanding senior notes due 1996 and 1997 and $85 million in cash and (iii) an amendment of the existing bank credit agreement.

Shelf Registration-In the fourth quarter of 1995, the Corporation filed a shelf registration statement with the Securities and Exchange Commission allowing the Corporation to offer from time to time: (i) debt securities consisting of notes, debentures or other evidences of indebtedness in one or more series (ii) shares of $1.00 par value preferred stock in one or more series (iii) shares of $0.10 par value common stock or (iv) warrants to purchase shares of common stock (collectively, the "Offered Securities"), all having an aggregate initial offering price not to exceed $300 million. The Offered Securities may be offered separately or as units with other Offered Securities. The debt securities may be
(i) senior or subordinated or (ii) secured or unsecured. The Corporation intends to use the net proceeds from the sale of the Offered Securities for general corporate purposes that may include the repayment of existing indebtedness and the financing of capital expenditures and acquisitions. The shelf registration was declared effective by the Securities and Exchange Commission on January 3, 1996. As of the filing date of the Corporation's 1996 Annual Report on Form 10-K, no securities had been issued pursuant to this registration.

Accounts Receivable Facility-In the fourth quarter of 1994, the Corporation entered into an accounts receivable facility (the "Receivables Facility") in which USG Funding Corporation, a special-purpose subsidiary of the Corporation formed under Delaware law, entered into agreements with U.S. Gypsum and USG Interiors. These agreements provide that USG Funding will purchase trade receivables (excluding intercompany receivables owed by L&W Supply) of U.S. Gypsum and USG Interiors as generated, in a transaction designed to be a "true sale" under applicable law. USG Funding is a party to a Master Trust arrangement (the "Master Trust") under which the purchased receivables are then transferred to Chase Manhattan Bank as Trustee to be held for the benefit of certificate holders in such trust. A residual interest in the Master Trust is owned by USG Funding through subordinated certificates. Under a supplement to the Master Trust, certificates representing an ownership interest in the Master Trust of up to $130 million have been issued to Citicorp Securities, Inc. Debt issued under the Receivables Facility will have a final maturity in 2004 but may be prepaid at any time. The interest rate on such debt is fixed at 8.2% through a long-term interest rate swap. Pursuant to the applicable reserve and eligibility requirements, the maximum amount of debt issuable under the Receivables Facility as of December 31, 1996 and 1995, (including $80 million outstanding as of each date) was $105 million and $98 million, respectively. Under the foregoing agreements and related documentation, USG Funding is a separate corporate entity with its own separate creditors that will be entitled to be satisfied out of USG Funding's assets prior to distribution of any value to its shareholder.

As of December 31, 1996 and 1995, the outstanding balance of receivables sold to USG Funding and held under the Master Trust was $157 million and $142 million, respectively, and debt outstanding under the Receivables Facility was $80 million as of each date. Receivables and debt outstanding in connection with the Receivables Facility remain in receivables and long-term debt, respectively, on the Consolidated Balance Sheet.


The Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." As required, the Corporation will adopt SFAS No. 125 on January 1, 1997. The adoption of this statement will not have any impact on the results of operations or the consolidated financial position of the Corporation.

3. Debt

Total debt, including currently maturing debt, as of December 31 consisted of the following:

                                                                  1996     1995
 (dollars in millions)                                            ----     ----
Secured Debt:
Revolving Credit Facility due 2002                               $ 110    $ 260
Receivables Facility due 2003 and 2004                              80       80
Senior notes and debentures:
        8% senior notes due 1996                                    --       28
        8% senior notes due 1997                                    41       41
        9.25% senior notes due 2001                                150      150
        7.875% sinking fund debentures due 2004                     --       22
        8.5% senior notes due 2005                                 150      150
        8.75% sinking fund debentures due 2017                     140      140
Unsecured Debt:
Canadian credit facility due 1997                                   50       --
Industrial revenue bonds, 5.9% ranging to 8.8%,
    due through 2020                                                40       41
Other unsecured debt, average interest rate 4.6% and 7.6%,
        varying payments through 2006                               11       14
                                                                  ----     ----
Total principal amount of debt                                     772      926
------------------------------                                    ----     ----
Less unamortized reorganization discount                           (17)     (19)
----------------------------------------                          ----     ----
Total carrying amount of debt                                      755      907
                                                                  ====     ====

On July 27, 1995, the Corporation entered into a seven-year $500 million secured Revolving Credit Facility, which includes a $125 million letter of credit subfacility, with a syndicate of banks under a credit agreement (the "Credit Agreement"). The Revolving Credit Facility will not require amortization prior to maturity in 2002 and is secured by a pledge of the outstanding capital stock of the Corporation's major domestic subsidiaries, including U.S. Gypsum, USG Interiors, L&W Supply and USG Foreign Investments, Ltd. However, the security will be permanently released at such time as the Corporation's senior public debt is rated investment grade.

The Credit Agreement contains material restrictions on the operation of the Corporation's business, including, without limitation, covenants pertaining to:
(i) investments (ii) dividends, distributions and repurchases of stock and subordinated debt, provided that this covenant, as well as the covenant regarding investments, would no longer apply once the Corporation's senior public debt rating is investment grade (iii) liens (iv) sale and leaseback transactions (v) mergers, consolidations and sales of assets with respect to the Corporation and major subsidiaries (vi) acquisitions of businesses not related to the building materials industry (vii) use of proceeds, provided that the use of proceeds arising from the issuance of additional debt and equity will be at the Corporation's discretion (viii) debt or guarantees thereof (ix) restrictions in other agreements on the ability of subsidiaries to declare and pay dividends and (x) financial covenants or events of default in other debt agreements that are more restrictive than those contained in the Credit Agreement. These negative covenants contain certain exceptions to the restrictions imposed upon the operation of the Corporation's business.

As of December 31, 1996, outstanding revolving loans totaled $110 million, and letters of credit issued and outstanding amounted to $47 million, leaving the Corporation with $343 million of unused and available credit under the Revolving Credit Facility. The revolving loans bear interest at the London Interbank Offered Rate ("LIBOR") as determined from time to time plus an applicable spread based on the Corporation's net debt to EBITDA ratio (as defined in the Credit Agreement) for the preceding four quarters. As of December 31, 1996, the applicable spread was .625%. The average rate of interest on the revolving loans was 6.3% during the year ended December 31, 1996, and 6.8% during the period of July 27 through December 31, 1995. The average rate of interest on bank term loans under the former bank credit agreement was 8.2% during the period of January 1 through July 26, 1995. (See "Note 4. Financial Instruments and Risk Management" for information on instruments used by the Corporation to manage the impact of interest rate changes on LIBOR-based bank debt.)


The $50 million Canadian credit facility due 1997 was classified as long-term debt on the Consolidated Balance Sheet because it is the Corporation's intent, and it has the ability, to replace this interim financing facility with a long-term financing arrangement.

The weighted average interest rate on outstanding short-term borrowings was 4.2% and 6.2% as of December 31, 1996 and 1995, respectively.

The fair market value of total debt outstanding was $777 million and $928 million as of December 31, 1996 and 1995, respectively, based on indicative bond prices as of those dates, excluding other unsecured debt, the fair market value of which was not practicable to estimate.

As of December 31, 1996, aggregate scheduled maturities of long-term debt, excluding amounts classified as current liabilities, were zero for each of the years 1998 through 2000 and $150 million for 2001.

4. Financial Instruments and Risk Management

The Corporation has limited involvement with derivative financial instruments and does not use them for trading purposes. They are used to manage well-defined interest rate and energy cost risks as well as occasional foreign currency exchange exposure. The following table presents the carrying amounts and estimated fair value of the Corporation's derivative portfolio as of December 31:

 (dollars in millions)                                    1996             1995
                                                          ----             ----
Interest Rate Contracts:
Notional amount                                          $ 171            $ 305
Carrying amount                                             --                3
Fair value                                                 (10)             (21)
Energy Price Swaps:
Notional amount                                             43               33
Carrying amount                                             --               --
Fair value                                                   4                2
Foreign Exchange Contract:
Notional amount                                             15               --
Carrying amount                                             --               --
Fair value                                                  --               --

The amounts reported as fair value represent the market value as obtained from broker quotations. The negative fair values are estimates of the amounts the Corporation would need to pay as of December 31, 1996 and 1995, to cancel the contracts or transfer them to other parties.

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

Interest Rate Risk Management-The Corporation enters into swap agreements and purchases interest rate caps to manage the impact of interest rate changes on LIBOR-based bank debt. As of December 31, 1996, the Corporation owned an interest rate cap that capped the Corporation's expected LIBOR-based interest payments on $25 million notional principal at 5.6% for 1997. The Corporation also entered into various interest rate swap agreements whereby the Corporation pays a fixed rate in exchange for LIBOR. As of December 31, 1996, the Corporation has agreements in place to pay 7.1% in exchange for LIBOR on $50 million notional principal for the years 1997 through 2000 and on $25 million notional principal for 2001 and 2002. In addition, the Corporation has entered into $80 million of interest rate swap agreements to hedge its Receivables Facility on which the interest payments are based on commercial paper rates. Under these agreements, the Corporation pays a fixed rate of 8.2% in exchange for the monthly commercial paper rate due on the Receivables Facility.

The Corporation also has in place an interest rate swap agreement to hedge the anticipated long-term financing arrangement that will replace the interim financing facility associated with the purchase of the minority interest in its Canadian subsidiary, CGC Inc. ("CGC"). (See "Note 5. Purchase of Subsidiary Minority Interest.") Under this agreement, the Corporation is required to pay a fixed rate of 5.8% on a notional principal amount of $21 million Canadian ($16 million U.S.) in exchange for three-month Canadian Bankers Acceptance Rates. This contract became effective on January 22, 1997, and matures on January 22, 2002.

As of December 31, 1995, the Corporation owned interest rate caps that capped the Corporation's expected LIBOR-based bank debt interest payments on $100 million notional principal at 7.0% for 1996 and 6.7% for 1997. Additionally, as of December 31, 1995, the Corporation had agreements in place to pay 7.1% in exchange for LIBOR on $125 million notional principal for the years 1996 through 2000 and on $50 million notional principal for 2001 and 2002. Also, as of December 31, 1995, the Corporation had $80 million of interest rate swap agreements to hedge its Receivables Facility.

Premiums paid for purchased interest rate cap agreements are amortized to interest expense over the term of the caps. Unamortized premiums are included in other assets on the Consolidated Balance Sheet. Amounts receivable under cap agreements and receivables or payables under swap agreements are accrued as an increase or decrease to interest expense as appropriate.

Energy Cost Risk Management-The Corporation uses energy price swap agreements to hedge anticipated purchases of fuel to be utilized in the manufacturing processes for gypsum wallboard and ceiling tile. Under these swap agreements, the Corporation receives or makes payments based on the differential between a specified price and the actual closing price for the current month's energy price contract. As of December 31, 1996 and 1995, the Corporation had over-the-counter swap agreements to exchange monthly payments on notional amounts of energy amounting to $43 million and $33 million, respectively, all extending one year or less.

Upon settlement of energy price contracts, the resulting gain or loss is included in cost of products sold, along with the actual spot energy cost of the corresponding underlying hedged transaction, the combination of which amounts to the predetermined specified contract price.

Foreign Exchange Risk Management-As of December 31, 1996, the Corporation had a foreign exchange forward contract in place to hedge the refinancing of the purchase of the minority interest in CGC. This contract was for $15 million (U.S.) and matures in January 1997. The deferred gain on this foreign exchange hedge was not significant as of December 31, 1996. The Corporation had no foreign exchange contracts as of December 31, 1995.

5. Purchase of Subsidiary Minority Interest

In the fourth quarter of 1996, the Corporation purchased the minority interest in its Canadian subsidiary, CGC. The common shares of publicly held stock totaled approximately 6 million and were acquired at a price of $11 (Canadian) per share. The total amount paid in U.S. dollars for the shares was $49 million. This payment was financed initially through an interim Canadian credit facility due 1997 and was classified as long-term debt on the Consolidated Balance Sheet and disclosed in "Note 3. Debt." The interim financing facility will be replaced by a long-term financing arrangement. As a result of this transaction, CGC recorded goodwill of $41 million (U.S.), which is included in other assets on the Consolidated Balance Sheet and will be amortized over 40 years.

6. Writedown of Assets

In the fourth quarter of 1995, the Corporation recorded a $30 million pretax ($24 million after-tax) charge in connection with the sale of its insulation manufacturing business in the United States, which was completed in the second quarter of 1996, and the closure of its insulation plant in Canada. Included in this charge is a $15 million noncash (no-tax-impact) write-off of excess reorganization value associated with these businesses. The remainder of the charge primarily reflects a writedown of the assets of these businesses to their net realizable value. The total charge is reflected in other (income)/expense, net in the Consolidated Statement of Earnings.


7. Income Taxes

Earnings/(loss) before income taxes consisted of the following:

(dollars in millions)                                 1996       1995       1994
                                                      ----       ----       ----

U.S.                                                $ 138      $  73      $ (42)
Foreign                                                (6)        (8)         4
                                                     ----        ----       ----
Total                                                 132         65        (38)
                                                     ====        ====       ====

Income taxes consisted of the following:

(dollars in millions)                                1996       1995       1994
                                                     ----       ----       ----

Current:
Federal                                             $  90      $  67      $  39
Foreign                                                 5         10         12
State                                                  17         15         10
                                                     ----       ----       ----
                                                      112         92         61
                                                     ----       ----       ----
Deferred:
Federal                                                 3          7         (7)
Foreign                                                 1         (2)        --
State                                                   1         --         --
                                                     ----       ----       ----
                                                        5          5         (7)
                                                     ----       ----       ----
Total                                                 117         97         54
                                                     ====       ====       ====

Differences between actual provisions for income taxes and provisions for income taxes at the U.S. federal statutory rate (35% for the years ended December 31, 1996, 1995 and 1994) were as follows:


(dollars in millions)                                 1996     1995      1994
                                                      ----     ----      ----
Taxes on income at federal statutory rate           $  46     $  23     $ (13)
Excess reorganization value amortization               59        64        59
Foreign earnings subject to different tax rates         2         2         4
State income tax, net of federal benefit               12        10         6
Percentage depletion                                   (3)       (3)       (3)
Other, net                                              1         1         1
                                                     ----      ----      ----
Provision for income taxes                            117        97        54
--------------------------                           ----      ----      ----
Effective income tax rate                            88.9%    149.0%   (142.1%)

Significant components of deferred tax (assets)/liabilities as of December 31 were as follows:

(dollars in millions)                                          1996        1995
---------------------                                          ----        ----
Property, plant and equipment                                 $ 171       $ 160
Debt discount                                                     7           8
                                                               ----        ----
Deferred tax liabilities                                        178         168
                                                               ----        ----
Pension and postretirement benefits                             (97)        (92)
Reserves not deductible until paid                             (106)        (86)
Other                                                             1           3
                                                               ----        ----
Deferred tax assets before valuation allowance                 (202)       (175)
Valuation allowance                                              90          90
                                                               ----        ----
Deferred tax assets                                            (112)        (85)
-------------------                                            ----        ----
Net deferred tax liabilities                                     66          83
                                                               ====        ====

A valuation allowance has been provided for deferred tax assets relating to pension and retiree medical benefits due to the long-term nature of their realization. Under fresh start accounting rules, any benefit realized from utilizing $85 million of the valuation allowance does not impact net earnings.

The Corporation used net operating loss carryforwards of $20 million in 1996, $30 million in 1995 and $50 million in 1994 (the "NOL Carryforwards") to offset U.S. taxable income in those years. Under fresh start accounting rules, the benefit realized from these carryforwards does not impact net earnings. Because of the uncertainty regarding the application of the Internal Revenue Code to the NOL Carryforwards as a result of USG's financial restructuring in May 1993, these carryforwards could be reduced or eliminated.

The Corporation does not provide for U.S. income taxes on the portion of undistributed earnings of foreign subsidiaries that are intended to be permanently reinvested. The cumulative amount of such undistributed earnings totaled approximately $138 million as of December 31, 1996. Any future repatriation of undistributed earnings would not, in the opinion of management, result in significant additional taxes.

8. Inventories

As of December 31, 1996 and 1995, the LIFO values of domestic inventories were $141 million and $122 million, respectively, and would have been higher by $7 million each if they were valued under the FIFO and average production cost methods. The LIFO value of U.S. domestic inventories under fresh start accounting exceeded that computed for U.S. federal income tax purposes by $30 million as of December 31, 1996 and 1995. Inventory classifications as of December 31 were as follows:

(dollars in millions)                                          1996         1995
                                                               ----         ----
Finished goods and work in process                             $118         $107
Raw materials                                                    58           60
Supplies                                                          9            8
--------                                                       ----         ----
Total                                                           185          175
                                                               ====         ====


9. Property, Plant and Equipment

Property, plant and equipment classifications as of December 31 were as follows:

(dollars in millions)                                       1996           1995
                                                            ----           ----
Land and mineral deposits                                $    58        $    58
Buildings and realty improvements                            248            245
Machinery and equipment                                      758            676
                                                            ----           ----
                                                           1,064            979
Reserves for depreciation and depletion                     (177)          (137)
---------------------------------------                     ----           ----
Total                                                        887            842
                                                            ====           ====

10. Leases

The Corporation leases certain of its offices, buildings, machinery and equipment, and autos under noncancelable operating leases. These leases have various terms and renewal options. Lease expense amounted to $46 million, $41 million and $37 million in the years ended December 31, 1996, 1995 and 1994, respectively. Future minimum lease payments required under operating leases with initial or remaining noncancelable terms in excess of one year as of December 31, 1996, were $34 million in 1997, $30 million in 1998, $25 million in 1999,
$21 million in 2000 and $16 million in 2001. The aggregate obligation subsequent to 2001 was $21 million.

11. Employee Retirement Plans

Pension Plans-The Corporation and most of its subsidiaries have defined benefit retirement plans for all eligible employees. Benefits of the plans are generally based on years of service and employees' compensation during the final years of employment. The Corporation's contributions are made in accordance with independent actuarial reports. The Corporation made special fundings of $13 million and $16 million in 1996 and 1995, respectively, to one of its plans. A normal funding of $5 million also was made in 1995 to one of its plans. Minimal funding was required for most plans in 1994. Net pension expense included the following components:

(dollars in millions)                                    1996     1995     1994
                                                         ----     ----     ----
Service cost-benefits earned during the period           $ 12     $  9     $ 11
Interest cost on projected benefit obligation              35       35       31
Actual (return)/loss on plan assets                       (62)     (72)       1
Net amortization/(deferral)                                27       38      (35)
---------------------------                              ----     ----      ----
Net pension expense                                        12       10        8
                                                         ====     ====      ====

The pension plan assets, which consist primarily of publicly traded common stocks and debt securities, had an estimated fair market value that was lower than the projected benefit obligation as of December 31, 1996 and 1995. The following table presents a reconciliation of the total assets of the pension plans to the projected benefit obligation as of December 31:

(dollars in millions)                                             1996     1995
                                                                  ----     ----
Amount of assets available for benefits:
Funded assets of the plans at fair market value                  $ 464    $ 427
Accrued pension expense                                             26       23
                                                                  ----     ----
Total assets of the plans                                          490      450
                                                                  ----     ----
Present value of estimated pension obligation:
Vested benefits                                                    349      344
Nonvested benefits                                                  32       31
                                                                  ----     ----
Accumulated benefit obligation                                     381      375
Additional benefits based on projected future salary increases     111      110
                                                                  ----     ----
Projected benefit obligation                                       492      485
                                                                  ----     ----
Projected benefit obligation in excess of assets                    (2)     (35)
                                                                  ====     ====

The  projected   benefit   obligation  in  excess  of  assets  consisted  of  an
unrecognized net loss in each period due to changes in assumptions and differences between actual and estimated experience.

The expected long-term rate of return on plan assets was 9% for the years ended December 31, 1996 and 1995. The assumed weighted average discount rate used in determining the accumulated benefit obligation was 7.5% and 7.25% as of December 31, 1996 and 1995, respectively. The rate of increases in projected future compensation levels was 5% for both years.

Postretirement Benefits-The Corporation maintains plans that provide retiree health care and life insurance benefits for all eligible employees. Employees generally become eligible for the retiree benefit plans when they meet minimum retirement age and service requirements. The cost of providing most of these benefits is shared with retirees. The following table summarizes the components of net periodic postretirement benefit cost:

(dollars in millions)                                        1996   1995    1994
                                                             ----   ----    ----
Service cost of benefits earned                              $  6   $  4    $  6
Interest on accumulated postretirement benefit obligation      16     13      12
Net amortization/(deferral)                                    --     (1)     --
                                                             ----    ----   ----
Net periodic postretirement benefit cost                       22     16      18
                                                             ====   ====    ====

The status of the Corporation's accrued postretirement benefit cost as of December 31 was as follows:

(dollars in millions)                                            1996      1995
                                                                 ----      ----
Accumulated postretirement benefit obligation:
Retirees                                                         $119     $ 99
Fully eligible active  participants                                17       15
Other active  participants                                         86       71
                                                                 ----     ----
                                                                  222      185
Unrecognized net gain/(loss)                                       (7)      16
                                                                 ----     ----
Accrued  postretirement benefit cost liability recognized
on the Consolidated Balance Sheet                                 215      201
                                                                 ====     ====

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 9% as of December 31, 1996 and 1995, with a rate gradually declining to 5% by 2000 and remaining at that level thereafter. A one-percentage-point increase in the assumed health care cost trend rate for each year would increase the accumulated postretirement benefit obligation by $33 million and $20 million as of December 31, 1996 and 1995, respectively, and would increase the net periodic postretirement benefit cost by $4 million and $2 million for the years ended December 31, 1996 and 1995, respectively. The assumed discount rate used in determining the accumulated postretirement benefit obligation was 7.5% and 7.25% as of December 31, 1996 and 1995, respectively.

12. Stock-Based Compensation

The Corporation has issued stock options from two compensation plans: the 1995 Long-Term Equity Plan and the Management Performance Plan.

Under the 1995 Long-Term Equity Plan, options were granted at an exercise price equal to the market value on the date of grant. All options granted under the 1995 Long-Term Equity Plan have 10-year terms and vest and become fully exercisable at the end of two years. Under the Management Performance Plan, options were granted at an exercise price equal to the market value on the date of grant. These options become exercisable at the rate of one-third of the aggregate grant on each of the first three anniversaries of the date of the grant and expire on the 10th anniversary of the date of the grant, except in the case of retirement, death or disability, in which case they expire on the earlier of the fifth anniversary of such event or the expiration of the original option term.

The Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation," which the Corporation adopted on January 1, 1996. As permitted, the Corporation continued its current method of accounting for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25.

In accordance with SFAS No. 123, the fair value of each option grant was estimated as of the date of grant using an option pricing model. The Corporation used the Black-Scholes option pricing model with the following weighted-average assumptions for options granted in 1996: (i) zero dividend yield (ii) expected volatility of 33% (iii) risk-free interest rate of 5.9% and (iv) expected option life of 7.4 years. If the Corporation had elected to recognize compensation cost for stock-based compensation grants consistent with the method prescribed by SFAS No. 123, net earnings and net earnings per common share for 1996 and 1995 would not have been materially different from the amounts reported in the Consolidated Statement of Earnings.

Stock option activity was as follows:
                                                        1996                      1995                   1994
                                              -----------------------    ---------------------  ----------------------
                                                             Weighted                 Weighted                Weighted
                                                             Average                   Average                 Average
                                                             Exercise                 Exercise                Exercise
                                               Options        Price      Options       Price     Options        Price
                                               -------        -----      -------       -----     -------        -----



Outstanding at beginning of period            2,560,100     $  19.19    2,764,500     $ 18.78   1,673,000     $ 10.31
Granted                                         359,500        29.40           --          --   1,161,500       30.46
Exercised                                      (343,035)       10.75     (172,555)      10.88     (23,800)      10.31
Canceled                                        (11,150)       28.29      (31,845)      28.33     (46,200)      10.31
--------                                      ---------        -----    ---------       -----   ---------       -----
Outstanding at end of period                  2,565,415        21.71    2,560,100       19.19   2,764,500       18.78
                                              =========        =====    =========       =====   =========       =====
Exercisable at end of period                  1,888,715        18.82    1,369,295       16.31     578,020       10.31
Available for grant at end of period            467,045                   929,395                      50

The weighted average fair value of options, calculated using the Black-Scholes option pricing model, granted during the year ended December 31, 1996, was $14.17. No stock options were granted in 1995. The following table summarizes information about stock options outstanding as of December 31, 1996:


                              Options Outstanding              Options Exercisable
                   ---------------------------------------  -------------------------

                                   Weighted-      Weighted-                 Weighted-
Range of                            Average        Average                   Average
Exercise              Number       Remaining       Exercise   Number        Exercise
 Prices            Outstanding   Contractual Life   Price   Exercisable       Price
 ------            -----------   ----------------   -----   -----------       -----

$ 5 to $15          1,103,700        6.4         $  10.31     1,103,700    $  10.31
 15 to  25            203,300        7.6            21.88       130,700       21.88
 25 to  35          1,258,415        7.7            31.68       654,315       32.56
 ---------          ---------        ---            -----       -------       -----
 Total              2,565,415                                 1,888,715
                    =========                                 =========

13. Stockholders' Equity

Changes in stockholders' equity are summarized as follows:

(dollars in millions)                                1996       1995       1994
                                                     ----       ----       ----
Common Stock:
Beginning balance                                   $   5      $   5      $   4
Equity offering                                        --         --          1
---------------                                      ----       ----       ----
Ending balance                                          5          5          5
                                                     ----       ----       ----

Capital Received in Excess of Par Value:
Beginning balance                                     223        221         --
Equity offering                                        --         --        223
Other, net                                              8          2         (2)
                                                     ----       ----       ----
Ending balance                                        231        223        221
                                                     ----       ----       ----

Deferred Currency Translation:
Beginning balance                                      (6)       (13)        (9)
Change during the period                               (4)         7         (4)
                                                     ----       ----       ----
Ending balance                                        (10)        (6)       (13)
                                                     ----       ----       ----

Reinvested Earnings/(Deficit):
Beginning balance                                    (259)      (221)      (129)
Net earnings/(loss)                                    15        (32)       (92)
Other, net                                             (5)        (6)        --
                                                     -----      -----      -----
Ending balance                                       (249)      (259)      (221)
--------------                                       -----      -----      -----
Total stockholders' equity/(deficit)                  (23)       (37)        (8)
                                                     =====      =====      =====

There were 31,488 and 33,988 shares of $0.10 par value common stock held in treasury as of December 31, 1996 and 1995, respectively. These shares were acquired through the forfeiture of restricted stock and the surrender of shares in settlement of tax withholding obligations.

In 1994, the Corporation implemented an equity offering under which 14,375,000 shares of common stock were sold to the public, consisting of 7,900,000 shares issued by the Corporation and 6,475,000 sold by Water Street. Net proceeds to the Corporation from the equity offering amounted to $224 million. The Corporation did not receive any proceeds from the sale of shares by Water Street.

Warrants-As of December 31, 1996 and 1995, outstanding warrants amounted to 2,591,091 and 2,592,228, respectively. The warrants are exercisable, subject to applicable securities laws, at any time prior to May 6, 1998. Each share of common stock issued upon exercise of a warrant prior to the distribution date (as defined in the Rights Agreement) and prior to the redemption or expiration of the Rights will be accompanied by an attached Right issued under the terms and subject to the conditions of the Rights Agreement as it may then be in effect.

On May 6, 1993, a total of 2,602,566 warrants, each to purchase a share of common stock at an exercise price of $16.14 per share, in addition to common stock, were issued to holders of certain debt that was converted to equity in the financial restructuring implemented on that date. Upon issuance, each of the warrants entitled the holder to purchase one share of common stock at a purchase price of $16.14 per share, subject to adjustment under certain events.

Stockholder Rights Plan-On May 6, 1993, a rights plan (the "Rights Agreement") was adopted pursuant to which the Corporation declared a distribution of one right (the "Rights") upon each share of common stock. The Rights, which are intended to protect the Corporation and its stockholders in the event of an unsolicited attempt to acquire the Corporation, generally become exercisable 10 days following the announcement of the acquisition of 20% or more of the outstanding common stock by someone other than the Corporation or one of its employee benefit plans (10% in the case of an acquisition that the Corporation's Board of Directors determines to represent a threat of acquisition not in the best interests of the Corporation's stockholders) or 10 business days after commencement of a tender offer for 30% or more of the outstanding common stock. When exercisable, each of the Rights entitles the registered holder to purchase one-hundredth of a share of a junior participating preferred stock, series C, $1.00 par value per share, at a price of $35.00 per one-hundredth of a preferred share, subject to adjustment. The Rights also provide for a so-called "flip-in" feature and an exchange feature.

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

14. Industry and Geographic Segments

Transactions between industry and geographic segments are accounted for at transfer prices that are approximately equal to market value. Intercompany transfers between industry and geographic segments are not material. Eliminations reflect intercompany sales between industry segments. No single customer accounted for 10% or more of consolidated net sales. Export sales to foreign unaffiliated customers represent less than 10% of consolidated net sales. Segment operating profit/(loss) includes all costs and expenses directly related to the segment involved and an allocation of expenses that benefit more than one segment. Segment operating profit/(loss) also includes the noncash amortization of excess reorganization value, which had the impact of reducing operating profit and identifiable assets for North American Gypsum and Worldwide Ceilings. The decrease in 1995 corporate identifiable assets versus 1994 primarily reflects a $127 million reduction in cash and cash equivalents primarily because of debt repayments.

Assets for USG Funding, which was established in 1994, represent the outstanding balance of receivables purchased from U.S. Gypsum and USG Interiors, net of reserves, and are included in "corporate identifiable assets" in the following table. As of December 31, 1996, 1995 and 1994, such receivables, net of reserves, amounted to $121 million, $110 million and $123 million, respectively, including $89 million, $78 million and $84 million purchased from U.S. Gypsum and $32 million, $32 million and $39 million purchased from USG Interiors as of the respective dates.

Industry Segments
                                               North
(dollars in millions)                        American  Worldwide
                                              Gypsum   Ceilings  Corporate Eliminations Total
                                              ------   --------  --------- ------------ -----

1996
Net sales                                     $2,067   $  612    $  --      $  (89)    $2,590
Amortization of excess reorganization value       82       87       --          --        169
Operating profit/(loss)                          291      (44)     (39)         --        208
Depreciation, depletion and amortization          44       15        6          --         65
Capital expenditures                              63       56        1          --        120
Identifiable assets                            1,161      478      184          (5)     1,818

1995
Net sales                                      1,924      609       --         (89)     2,444
Amortization of excess reorganization value       82       87       --          --        169
Operating profit/(loss)                          262      (34)     (38)         --        190
Depreciation, depletion and amortization          42       14       11          --         67
Capital expenditures                              96       49        2          --        147
Identifiable assets                            1,157      531      206          (4)     1,890

1994
Net sales                                      1,780      594       --         (84)     2,290
Amortization of excess reorganization value       82       87       --          --        169
Operating profit/(loss)                          184      (38)     (42)         --        104
Depreciation, depletion and amortization          38       13       33          --         84
Capital expenditures                              49       15       --          --         64
Identifiable assets                            1,178      600      352          (6)     2,124

Geographic Segments

                                                                          Transfers
                                                                           Between
                                                                  Other   Geographic
(dollars in millions)                     United States Canada   Foreign    Areas     Total
                                           ------------ -------  -------    -----     -----

1996
Net sales                                     $2,319   $  169    $  242    $ (140)   $2,590
Amortization of excess reorganization value      135       18        16        --       169
Operating profit/(loss)                          209        1        (2)       --       208
Depreciation, depletion and amortization          53        6         6        --        65
Capital expenditures                             102       13         5        --       120
Identifiable assets                            1,472      177       169        --     1,818

1995
Net sales                                      2,161      155       246      (118)    2,444
Amortization of excess reorganization value      135       18        16        --       169
Operating profit/(loss)                          191       (3)        2        --       190
Depreciation, depletion and amortization          56        6         5        --        67
Capital expenditures                             123       19         5        --       147
Identifiable assets                            1,557      146       187        --     1,890

1994
Net sales                                      2,008      164       228      (110)    2,290
Amortization of excess reorganization value      135       18        16        --       169
Operating profit                                  94        2         8        --       104
Depreciation, depletion and amortization          74        5         5        --        84
Capital expenditures                              52        9         3        --        64
Identifiable assets                            1,770      153       200         1     2,124


15. Litigation

Asbestos Litigation-One of the Corporation's subsidiaries, U.S. Gypsum, is among numerous defendants in lawsuits arising out of the manufacture and sale of asbestos-containing building materials. U.S. Gypsum sold certain asbestos-containing products beginning in the 1930s; in most cases the products were discontinued or asbestos was removed from the product formula by 1972, and no asbestos-containing products were sold after 1977. Some of these lawsuits seek to recover compensatory and in many cases punitive damages for costs associated with maintenance or removal and replacement of asbestos-containing products in buildings (the "Property Damage Cases"). Other suits seek compensatory and in many cases punitive damages for personal injury allegedly resulting from exposure to asbestos and asbestos-containing products (the "Personal Injury Cases"). It is anticipated that additional personal injury and property damage cases containing similar allegations will be filed.

As discussed below, U.S. Gypsum had substantial personal injury and property damage insurance during the years involved in the asbestos litigation. After deducting insolvencies and amounts already received from carriers, including approximately $133 million received during 1995 and 1996, approximately $350 million of insurance remained potentially available as of December 31, 1996, of which approximately $130 million is no longer contested and another $145 million is in dispute only for property damage coverage. Remaining coverage disputes with five excess insurance carriers are being litigated in a declaratory judgment action filed by U.S. Gypsum in the Circuit Court of Cook County, Ill., in 1983 (U.S. Gypsum Co. v. Admiral Insurance Co., et al.) (the "Coverage Action"), described below.

U.S. Gypsum's aggregate expenditures for all asbestos-related matters, including property damage, personal injury, insurance coverage litigation and related expenses, exceeded aggregate insurance payments by $33.4 million in 1994.
However, insurance payments exceeded aggregate asbestos-related costs by approximately $10 million in 1995 and $41 million in 1996 due to the receipt of reimbursement for amounts expended in prior years.

Property Damage Cases-The Property Damage Cases have been brought against U.S. Gypsum by a variety of plaintiffs, including state and local governments, colleges and universities, and private property owners. As of December 31, 1996, 23 Property Damage Cases were pending against U.S. Gypsum; however, the number of buildings involved is greater than the number of cases because many of these cases, including the class actions referred to below, involve multiple buildings. In addition, approximately 23 property damage claims have been threatened against U.S. Gypsum. U.S. Gypsum has denied the substantive allegations of each of the Property Damage Cases and intends to defend them vigorously except when advantageous settlements are possible.

Class Actions: U.S. Gypsum is one of several defendants in two pending cases that have been certified as class actions, as well as others that request such certification. The damages claimed against U.S. Gypsum in the class actions are unspecified. The two certified class actions are a conditionally certified class of all colleges and universities in the United States, which certification is presently limited to the resolution of certain allegedly "common" liability issues (Central Wesleyan College v. W.R. Grace & Co., et al., U.S.D.C. S.C.), and a class action on behalf of various public bodies in the State of Texas, including cities, counties, hospitals, port authorities and colleges (Kirbyville Independent School District v. U.S. Gypsum Co., et al., U.S.D.C., E.D. Texas). During 1996, U.S. Gypsum obtained final approval of a $3.6 million settlement of another class action involving owners of buildings leased to the federal government (Prince George Center, Inc. v. U.S. Gypsum Co., et al., Court of Common Pleas, Philadelphia, Pa.).

A case pending in state court in South Carolina, which has not been certified as a class action, purports to be a class action on behalf of owners of most buildings in South Carolina that contain certain types of asbestos-containing products manufactured by the named defendants, including U.S. Gypsum (Anderson County Hospital v. W.R. Grace & Co., et al., Court of Common Pleas, Hampton
Co., S.C.). In September 1996, the plaintiff voluntarily dismissed certain fraudulent conveyance allegations against U.S. Gypsum and the Corporation relating to the Corporation's 1988 restructuring.

Results to Date: In total, U.S. Gypsum has settled approximately 104 Property Damage Cases, involving 235 plaintiffs, in addition to 3 class action settlements. Twenty-four cases have been tried to verdict, 16 of which were won by U.S. Gypsum and 5 lost; 3 other cases, 1 won at the trial level and 2 lost, were settled during appeals. In the cases lost, compensatory damage awards against U.S. Gypsum have totaled $11.5 million. Punitive damages totaling $5.5 million were entered against U.S. Gypsum in four trials. Two of the punitive damage awards, totaling $1.45 million, were paid, and 2 were settled during the appellate process.

In 1994, 5 Property Damage Cases were filed against U.S. Gypsum, 5 cases were dismissed before trial, 19 were settled, 1 was closed following trial or appeal, and 41 were pending at year end. U.S. Gypsum expended $40.6 million for the defense and resolution of Property Damage Cases and received insurance payments of $9 million in 1994. In 1995, 3 Property Damage Cases were filed against U.S. Gypsum, 7 cases were dismissed before trial, 3 were settled, 2 were closed following trial or appeal, and 32 were pending at year end. U.S. Gypsum expended $36 million for the defense and resolution of Property Damage Cases and received insurance payments of $48.6 million in 1995. During 1996, 2 Property Damage Cases were filed against U.S. Gypsum, 3 cases were dismissed before trial, 8 were settled, and 23 were pending at year end; U.S. Gypsum expended $33.4 million for the defense and resolution of Property Damage Cases and received insurance payments of $84 million in 1996. A substantial portion of the insurance payments was reimbursement for amounts expended in prior years.

Estimated Cost: In the Property Damage Cases litigated to date, a defendant's liability for compensatory damages, if any, has been limited to damages associated with the presence and quantity of asbestos-containing products manufactured by that defendant that are identified in the buildings at issue. Because of the unique factors inherent in each of the Property Damage Cases, including the lack of reliable information as to product identification and the amount of damages claimed against U.S. Gypsum in many cases, including the class actions described above, management is unable to make a reasonable estimate of the cost of disposing of pending Property Damage Cases.

Personal Injury Cases-U.S. Gypsum was among numerous defendants in asbestos Personal Injury Cases involving approximately 59,600 claimants pending as of December 31, 1996, although approximately 13,000 of such claims are settled but not yet closed. In addition, 27,000 of such claims are enjoined from proceeding because they did not "opt out" of the Georgine class action referred to below; an appellate court has ruled that the class action must be decertified and the injunction dissolved, although the U.S. Supreme Court is now reviewing that ruling.

Center for Claims Resolution: U.S. Gypsum is a member, together with 19 other former producers of asbestos- containing products, of the Center for Claims Resolution (the "Center"). The Center has assumed the handling, including the defense and settlement, of all Personal Injury Cases pending against U.S. Gypsum and the other members of the Center. Each member of the Center is assessed a portion of the liability and defense costs of the Center for the Personal Injury Cases handled by the Center, according to predetermined allocation formulas. Virtually all of U.S. Gypsum's personal injury liability and defense costs are paid by those of its insurance carriers that in 1985 signed an Agreement Concerning Asbestos-Related Claims (the "Wellington Agreement"), obligating them to provide coverage for the defense and indemnity costs incurred by U.S. Gypsum in Personal Injury Cases. Punitive damages have never been awarded against U.S. Gypsum in a Personal Injury Case, but whether such an award would be covered by insurance under the Wellington Agreement would depend on state law and the terms of the individual policies.

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

During 1994, approximately 14,000 Personal Injury Cases were filed against U.S. Gypsum; U.S. Gypsum was added as a defendant in approximately 4,000 cases that had been previously filed; and approximately 23,000 were settled or dismissed. U.S. Gypsum incurred expenses of $38 million in 1994 with respect to Personal Injury Cases, of which $37.3 million was paid by insurance. During 1995, approximately 13,000 Personal Injury Cases were filed against U.S. Gypsum, and 17,600 were settled or dismissed. U.S. Gypsum incurred expenses of $32.1 million in 1995 with respect to Personal Injury Cases, of which $30.9 million was paid by insurance. During 1996, approximately 28,000 Personal Injury Cases were filed against U.S. Gypsum, and approximately 20,000 were settled or dismissed. U.S. Gypsum incurred expenses of $28.6 million in 1996 with respect to Personal Injury Cases, of which $21.6 million was paid by insurance. (The reduction in the portion of the cost paid by insurance in 1996 was attributable to the impact of certain insurer insolvencies.) As of December 31, 1996, 1995, and 1994, approximately 59,600, 50,000, and 54,000 Personal Injury Cases were outstanding against U.S. Gypsum, respectively.

Georgine Class Action Settlement: On January 15, 1993, U.S. Gypsum and the other members of the Center entered into a class action settlement in the U.S. District Court for the Eastern District of Pennsylvania (Georgine et al. v. Amchem Products Inc., et al., Case No. 93-CV-0215; hereinafter "Georgine"). As noted below, the U.S. Supreme Court is currently reviewing a Court of Appeals ruling that the class should be decertified and the settlement vacated. However, the settlement, if implemented, creates an administrative compensation system that will replace judicial claims for all persons who have been occupationally exposed to asbestos-containing products manufactured by the defendants, unless they filed either an asbestos personal injury suit prior to January 24, 1994, or an "opt out" request (a request to retain the right to file suit in the court system without regard to the provisions of Georgine). The Georgine settlement would provide fair and adequate compensation to future claimants who can demonstrate exposure to asbestos-containing products manufactured by the defendants and the presence of an asbestos-related disease. Each of the defendants committed to fund a defined portion of the settlement, up to a stated maximum amount, over the initial 10-year period of the agreement (which is automatically extended unless terminated by the defendants). In each year, a limited number of class members would have certain rights to prosecute their claims for compensatory damages in court if they reject the compensation provided through the administrative process. In addition, approximately 85,000 individuals opted out of the settlement. (Approximately 33,000 of these individuals had filed suit as of December 31, 1996, although not all of such suits named U.S. Gypsum as a defendant.) Claimants who attempt to file suit in the courts but have not opted out of Georgine, including approximately 27,000 of the pending Personal Injury Cases, are enjoined from further proceeding against the Center members in the courts and will be required to pursue such claims through the Georgine administrative process unless the injunction is vacated. Final consummation of the settlement is contingent upon, among other things, court approval of the settlement, and a ruling that the Center members' insurers, many of which dispute coverage for Georgine, are obligated to fund their portion of it.

On May 10, 1996, the U.S. Court of Appeals for the Third Circuit ruled that Georgine does not meet the requirements for class certification and ordered that the injunction be vacated and that the district court decertify the class. However, on November 1, 1996, the U.S. Supreme Court agreed to review the Third Circuit decision. The Third Circuit ruling is stayed until the Supreme Court issues its decision, which is expected during the first half of 1997. The Center has continued to process and resolve Georgine administrative claims while the appeal is pending. As of December 31, 1996, U.S. Gypsum was named in approximately 5,600 open Georgine claims.

If the Third Circuit ruling is not reversed, the Georgine settlement and injunction will be dissolved and future Personal Injury Cases will be dealt with in the court system unless an alternative to Georgine can be negotiated. It is also expected that plaintiffs in a substantial number of pending personal injury suits against other companies will amend their complaints to add Center members, including U.S. Gypsum, as defendants if the Georgine settlement is dissolved. Filings of Personal Injury Cases increased following the Third Circuit ruling, although most of the new filings were brought on behalf of individuals who did not opt out of Georgine, subjecting their cases to dismissal unless the Third Circuit ruling is affirmed by the Supreme Court.

Estimated Cost: Management has estimated U.S. Gypsum's liability for Personal Injury Cases based upon information provided by the Center, and taking into account the experience of U.S. Gypsum and the Center as well as a number of uncertainties.

Management estimates U.S. Gypsum's probable cost of disposing of all Personal Injury Cases pending on December 31, 1996, to be between $100 million and $115 million, virtually all of which is expected to be paid by insurance.

If Georgine is implemented in its current form (which would require a reversal of the Court of Appeals ruling by the Supreme Court), management estimates U.S. Gypsum's maximum total exposure in all Personal Injury Cases, including both those currently pending and those filed during the next eight years (other than cases filed in the future by persons who opted out of the Georgine class action), to be between $190 million and $200 million, of which all but approximately $10 million is expected to be paid by insurance. The estimated cost of Personal Injury Cases if Georgine is implemented is based upon the maximum number of claims eligible to be processed in each year and the total amount potentially available to the claimants over the remaining eight years of the initial 10-year term of Georgine. U.S. Gypsum's actual liability under Georgine may be lower, depending upon the number and severity of claims that are filed. As noted, these estimates do not include future opt out Personal Injury Cases. U.S. Gypsum's additional exposure for opt out cases would depend on the number and severity of such claims that are filed, which cannot presently be determined.

If Georgine is not implemented, management is unable to estimate U.S. Gypsum's liability in future Personal Injury Cases, because liability in such cases would depend upon the number and severity of such claims that are filed, which cannot presently be determined.

U.S. Gypsum records an accrual for currently pending Personal Injury Cases, and separately records an asset in the amount of such liability that is expected to be paid by uncontested insurance. As of December 31, 1996, this accrual and asset were each in the amount of $100 million. No reserve has been recorded for future Personal Injury Cases due to the uncertainty concerning the ultimate implementation of Georgine and management's current inability to estimate liability in future Personal Injury Cases if Georgine is dissolved.

Coverage Action-U.S. Gypsum has resolved its coverage disputes with twelve carriers. Five carriers remain as defendants in the Coverage Action in connection with coverage for future asbestos-related costs. U.S. Gypsum's only remaining insurance claims relating to its past expenditures are against carriers that are now insolvent. (See "Insolvent Carriers" below.)

The property damage phase of the Coverage Action was tried using eight "test" Property Damage Cases. On November 4, 1994, the Illinois Appellate Court ruled that the eight "test" cases were covered under all insurance policies in effect from the date of installation to the date of removal of asbestos-containing products (known as the "continuous trigger" of coverage). Further proceedings will be necessary in the trial court to resolve certain other remaining issues, some of which, if determined adversely to U.S. Gypsum, could reduce the amount or accessibility of available coverage from carriers that have not yet settled. No schedule has yet been established for the resolution of these issues.

The continuous trigger ruling will, subject to the resolution of the remaining issues referred to above, allow U.S. Gypsum to access all of its available insurance coverage for Property Damage Cases (although the same coverage must also be used for Personal Injury Cases). Under the continuous trigger, all Property Damage Cases would be covered by insurance unless or until such insurance becomes exhausted.

Only three of the remaining defendants in the Coverage Action have not yet agreed to cover Personal Injury Cases. Personal injury coverage issues as to these carriers have been stayed while the parties attempt to reach a settlement. If a settlement cannot be reached, a number of issues regarding personal injury coverage will need to be litigated in the Coverage Action with respect to their policies.

Settlements: Twelve carriers have settled U.S. Gypsum's claims for both property damage and personal injury coverage and are no longer parties in the Coverage Action. Several of these carriers paid all or a substantial portion of their policy limits to U.S. Gypsum as reimbursement for past property damage costs. In April 1996, one of those carriers, which provided $111 million of excess coverage, paid U.S. Gypsum $62 million as reimbursement for past costs and agreed to make its remaining $49 million of coverage available in the future for both bodily injury and property damage costs. In total, U.S. Gypsum received approximately $133 million from insurance settlements during 1995 and 1996. These amounts, in addition to U.S. Gypsum's annual accrual of $18 million, have been added to U.S. Gypsum's additional reserve with respect to asbestos costs. All out-of-pocket asbestos expenditures are charged against this reserve, which was approximately $130 million as of December 31, 1996. Five excess carriers have agreed to provide future coverage for both Property Damage Cases and Personal Injury Cases, subject to certain limitations and conditions, when and if underlying policies are exhausted. Two other excess carriers cover Personal Injury Cases under the Wellington Agreement but have not yet agreed to cover Property Damage Cases.

Insolvent Carriers: Insolvency proceedings have been instituted against four of U.S. Gypsum's domestic insurance carriers, as well as underwriters of portions of various policies issued by Lloyds and other London market companies, that provided a total of approximately $106 million of coverage. Because these policies would already have been consumed by U.S. Gypsum's asbestos expenses to date if the carriers had been solvent, the insolvencies will not adversely affect U.S. Gypsum's coverage for future asbestos-related costs. However, U.S. Gypsum is pursuing claims for reimbursement from the insolvent estates and other sources and expects to recover a presently indeterminable portion of the policy amounts from these sources. In February 1997, U.S. Gypsum was paid approximately $11 million by the receiver for one of the insolvent carriers.

Remaining Insurance: Taking into account the above settlements, including insurance consumption through December 31, 1996, carriers providing a total of approximately $150 million of insurance that was unexhausted as of December 31, 1996, have agreed, subject to the terms of the various settlement agreements, to cover both Personal Injury Cases and Property Damage Cases. Carriers providing an additional $145 million of coverage that was unexhausted as of December 31, 1996, have agreed to cover Personal Injury Cases under the Wellington Agreement but continue to contest coverage for Property Damage Cases and remain defendants in the Coverage Action. An additional $55 million of insurance remains in dispute for both personal injury and property damage coverage. U.S. Gypsum continues to seek negotiated resolutions with its carriers in order to minimize the expense and delays of litigation.

Conclusion-A number of uncertainties continue to exist concerning the impact of the asbestos litigation on the Corporation, including the number of additional asbestos-related claims that will be filed against U.S. Gypsum; U.S. Gypsum's liability in the Property Damage Cases in which exposure information is currently lacking; the fate of the Georgine settlement; and the outcome of negotiations with and, if necessary, proceedings against those of U.S. Gypsum's insurers that continue to deny coverage. Therefore, the effect of the asbestos litigation on the Corporation will depend upon a variety of factors, including U.S. Gypsum's ability to successfully defend or settle the Property Damage Cases that reach trial prior to the completion of the Coverage Action, the outcome of the appeal of the Georgine settlement, and the resolution of U.S. Gypsum's claims against the remaining defendants in the Coverage Action. As a result, management is unable to determine whether an adverse outcome in the asbestos litigation will have a material adverse effect on the results of operations or the consolidated financial position of the Corporation.

Environmental Litigation-The Corporation and certain of its subsidiaries have been notified by state and federal environmental protection agencies of possible involvement as one of numerous "potentially responsible parties" in a number of so-called "Superfund" sites in the United States. In most of these sites, the involvement of the Corporation or its subsidiaries is expected to be minimal. The Corporation believes that appropriate reserves have been established for its potential liability in connection with all Superfund sites but is continuing to review its accruals as additional information becomes available. Such reserves take into account all known or estimated costs associated with these sites, including site investigations and feasibility costs, site cleanup and remediation, legal costs, and fines and penalties, if any. In addition, environmental costs connected with site cleanups on USG-owned property are also covered by reserves established in accordance with the foregoing. The Corporation believes that neither these matters nor any other known governmental proceeding regarding environmental matters will have a material adverse effect upon its earnings or consolidated financial position.

Report of Management

Management of USG Corporation is responsible for the preparation, integrity and fair presentation of the financial information included in this report. The financial statements have been prepared in accordance with generally accepted accounting principles and necessarily include certain amounts that are based on management's estimates and judgment.

Management is responsible for maintaining a system of internal accounting controls to provide reasonable assurance as to the integrity and reliability of the financial statements, the proper safeguarding and use of assets, and the accurate execution and recording of transactions. Such controls are based on established policies and procedures and are implemented by trained personnel. The system of internal accounting controls is monitored by the Corporation's internal auditors to confirm that the system is proper and operating effectively. The Corporation's policies and procedures prescribe that the Corporation and its subsidiaries are to maintain ethical standards and that its business practices are to be consistent with those standards.

The Corporation's financial statements have been audited by Arthur Andersen LLP, independent public accountants. Their audit was conducted in accordance with generally accepted auditing standards and included consideration of the Corporation's internal control system. Management has made available to Arthur Andersen LLP all the Corporation's financial records and related data, as well as minutes of the meetings of the Board of Directors. Management believes that all representations made to Arthur Andersen LLP were valid and appropriate.

The Board of Directors, operating through its Audit Committee composed entirely of nonemployee directors, provides oversight to the financial reporting process. The Audit Committee meets periodically with management, the internal auditors and Arthur Andersen LLP, jointly and separately, to review financial reporting matters, internal accounting controls and audit results to assure that all parties are properly fulfilling their responsibilities. Both Arthur Andersen LLP and the internal auditors have unrestricted access to the Audit Committee.

/s/ William C. Foote
--------------------
William C. Foote
Chairman, President and Chief Executive Officer

/s/ Richard H. Fleming
----------------------
Richard H. Fleming
Senior Vice President and Chief Financial Officer

/s/ Raymond T. Belz
-------------------
Raymond T. Belz
Vice President and Controller


January 27, 1997

Report of Independent Public Accountants

To the Stockholders and Board of Directors of USG Corporation:

We have audited the accompanying consolidated balance sheets of USG Corporation and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of earnings and cash flows for the years ended December 31, 1996, 1995 and 1994. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of USG Corporation and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for the years ended December 31, 1996, 1995 and 1994, in conformity with generally accepted accounting principles.



                                                  /s/ Arthur Andersen LLP
                                                  -----------------------
                                                  ARTHUR ANDERSEN LLP


Chicago, Illinois
January 27, 1997

Selected Quarterly Financial Data (unaudited)

(dollars in millions,                First           Second          Third           Fourth             Total
except per share data)              Quarter          Quarter        Quarter          Quarter             Year
                                    -------          -------        -------          -------             ----
1996
Net sales                          $   602         $   642         $   678         $   668            $ 2,590
Gross profit                           131             160             179             175                645
Operating profit (a)                    22              53              67              66                208
Net earnings/(loss) (a)                (15)              4              13              13                 15
Per common share:
        Net earnings/(loss)(b)       (0.32)           0.09            0.26            0.26               0.31
        Price range (c) high        30.500          29.000          29.875          34.500             34.500
                        low         24.000          24.000          25.750          28.125             24.000
EBITDA                                  79             110             125             123                437


1995
Net sales                              598             615             629             602              2,444
Gross profit                           152             149             152             150                603
Operating profit (a)                    50              47              48              45                190
Net loss (a)                            (2)             (3)             (2)            (25)(d)            (32)
Per common share:
        Net loss                     (0.05)          (0.07)          (0.04)          (0.55)             (0.71)
        Price range (c) high        24.125          26.875          29.625          31.375             31.375
                        low         19.250          21.625          23.625          26.875             19.250
EBITDA                                 106             103             106             102                417

(a) Excess reorganization value, which was established in connection with a financial restructuring in May 1993, is currently being amortized over a five-year period. This noncash amortization, which has no tax impact, reduced operating profit and net earnings by approximately $42 million in each quarter during 1996 and 1995.

(b) Net earnings/(loss) per common share is calculated using average shares and, if applicable, common stock equivalents, outstanding during the period. Consequently, for 1996, the sum of the four quarters does not equal the total for the year.

(c) Stock price ranges are for transactions on the New York Stock Exchange (trading symbol USG), which is the principal market for these securities. Stockholders of record as of January 31, 1997: Common-4,508; Preferred-none.

(d) Fourth-quarter 1995 net loss includes a $30 million pretax ($24 million after-tax) charge in connection with the sale of the Corporation's insulation manufacturing business in the United States, which was completed in the second quarter of 1996, and the closure of its insulation plant in Canada.

Comparative Five-Year Summary (a) (unaudited)

                                                                 Years ended December 31,        May 7-     Jan. 1-  Year ended
                                                                 ------------------------        Dec. 31,    May 6    Dec. 31,
                                                              1996        1995        1994        1993        1993      1992
                                                              ----        ----        ----      --------     -----    --------
(dollars in millions, except per share data)
Earnings Statement Data:
Net sales                                                 $  2,590    $  2,444    $  2,290    $  1,325    $    591    $  1,777
Gross profit                                                   645         603         517         263         109         317
Selling and administrative expenses                            268         244         244         149          71         218
Amortization of excess reorganization value                    169         169         169         113          --          --
Operating profit                                               208         190         104           1          38          99
Interest expense                                                75          99         149          92          86         334
Interest income                                                 (2)         (6)        (10)         (4)         (2)        (12)
Other (income)/expense, net                                      3          32           3          (8)          6           1
Reorganization items                                            --          --          --          --        (709)         --
Earnings/(loss) from continuing
        operations before extraordinary items
        and changes in accounting principles                    15         (32)        (92)       (108)        640        (191)
Extraordinary gain/(loss), net of taxes                         --          --          --         (21)        944          --
Cumulative effect of accounting changes                         --          --          --          --        (150)         --
Net earnings/(loss)                                             15         (32)        (92)       (129)      1,434        (191)
Net earnings/(loss) per common share (b)                      0.31       (0.71)      (2.14)      (3.46)

Balance Sheet Data (as of the end of the period):
Working capital/(deficit)                                      108         108         228         132         218      (2,610)
Current ratio                                                 1.27        1.28        1.55        1.28        1.78        0.20
Property, plant and equipment, net                             887         842         755         754         767         800
Total assets                                                 1,818       1,890       2,124       2,163       2,194       1,659
Total debt (c)                                                 772         926       1,149       1,531       1,556       2,711
Total stockholders' equity/(deficit)                           (23)        (37)         (8)       (134)          4      (1,880)

Other Information:
EBITDA                                                         437         417         325         155          63         159
Capital expenditures                                           120         147          64          29          12          49
Gross margin %                                                24.9        24.7        22.6        19.8        18.4        17.8
EBITDA margin %                                               16.9        17.1        14.2        11.7        10.7         8.9
Market value per common share (b)                             33.88       30.00       19.50       29.25
Average number of employees                                 12,500      12,400      12,300      11,900      11,750      11,850

(a) Due to a financial restructuring and implementation of fresh start accounting, financial statements for periods subsequent to May 6, 1993, are not comparable to financial statements for periods through that date. Accordingly, a vertical line has been added to separate such information.

(b) Per share information for the period of January 1 through May 6, 1993, and for the year ended December 31, 1992, is omitted because, as a result of the financial restructuring and implementation of fresh start accounting, it is not meaningful. Market value per common share reflects the closing stock price on December 31 of the applicable year.

(c) Total debt is shown at principal amounts for all periods presented. The carrying amounts of total debt (net of unamortized reorganization discount) as reflected on the Corporation's balance sheets are $755 million, $907 million, $1,122 million, $1,476 million and $1,461 million as of December 31, 1996, 1995, 1994 and 1993, and May 6, 1993, respectively.