Form 10-K, Exhibit 13
period 1997-12-31
USG CORP
filed 1998-02-20
CIK 757011


                                   EXHIBIT 13
                                 USG CORPORATION
                                FINANCIAL REVIEW

                                                                                                     Page

                  MANAGEMENT'S DISCUSSION AND ANALYSIS                                                65

                  CONSOLIDATED FINANCIAL STATEMENTS
                  Statement of Earnings                                                               70
                  Balance Sheet                                                                       71
                  Statement of Cash Flows                                                             72

                  NOTES TO FINANCIAL STATEMENTS
                  1.  Significant Accounting Policies                                                 73
                  2.  Earnings Per Share                                                              74
                  3.  Financing Arrangements                                                          74
                  4.  Debt                                                                            75
                  5.  Financial Instruments and Risk Management                                       76
                  6.  Purchase of Subsidiary Minority Interest                                        77
                  7.  Writedown of Assets                                                             77
                  8.  Income Taxes                                                                    77
                  9.  Inventories                                                                     78
                  10. Property, Plant and Equipment                                                   78
                  11. Leases                                                                          78
                  12. Employee Retirement Plans                                                       78
                  13. Stock-Based Compensation                                                        79
                  14. Stockholders' Equity                                                            80
                  15. Industry and Geographic Segments                                                81
                  16. Litigation                                                                      83

                  REPORT OF MANAGEMENT                                                                87

                  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                            87

                  SELECTED QUARTERLY FINANCIAL DATA                                                   88

                  FIVE-YEAR SUMMARY                                                                   89


                                 USG CORPORATION


MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Overview

1997 was an excellent year for USG Corporation. Strong operating results were realized by all of USG's businesses. Increased demand led to record levels of shipments for all major product lines. In pursuit of its goal of improving financial flexibility, USG achieved its debt reduction objective and was awarded an investment grade BBB rating by Standard & Poor's. Significant progress also was made toward the Corporation's strategic objectives of investing for growth and maintaining operational excellence.

USG continues to report EBITDA (earnings before interest, taxes, depreciation, depletion, amortization and certain other income and expense items) as a result of its financial restructuring in 1993 and the restructuring's effect (i.e., fresh start accounting charges) on financial reporting through September 30, 1997. While EBITDA is primarily used to facilitate comparisons of current and historical results, it can also be helpful in understanding cash flow generated from operations that is available for taxes, debt service and capital expenditures. However, EBITDA should not be considered by investors as an alternative to net earnings as an indicator of the Corporation's operating performance or to cash flows as a measure of its overall liquidity.

Results of Operations

Consolidated Results. A bar chart entitled "Net Sales (millions of dollars)" on page 19 of the Annual Report to Stockholders shows that for the years 1995, 1996 and 1997 (shown on the x-axis) the Corporation had net sales (shown on the y-axis) of $2,444 million, $2,590 million and $2,874 million, respectively. A bar chart entitled "EBITDA (millions of dollars)" on page 19 of the Annual Report to Stockholders shows that for the years 1995, 1996 and 1997 (shown on the x-axis) the Corporation had EBITDA (shown on the y-axis) of $417 million, $437 million and $572 million, respectively.

Net sales of $2,874 million in 1997 represented the sixth consecutive year of improved sales and an increase of $284 million, or 11%, over 1996. EBITDA increased for the fifth consecutive year, amounting to $572 million, up $135 million, or 31%, from 1996. The strong results in 1997 were attributable to (i) records for average selling price and shipments of SHEETROCK brand gypsum wallboard (ii) record sales of ceiling tile and DONN ceiling grid and (iii) record shipments of SHEETROCK joint compound and DUROCK cement board. In 1996, net sales were up 6%, while EBITDA increased 5% versus 1995.

Gross profit as a percentage of net sales was 27.4% in 1997, compared with 24.9% in 1996, and 24.7% in 1995. Gross profit in 1996 was lowered by a $7 million provision to cost of products sold associated with actions implemented to improve the operating efficiencies of USG's European businesses.

In 1997, USG began modifying its computer-based systems that are affected by the year 2000 date change. Anticipated spending for this modification is not expected to have a material impact on the Corporation's ongoing results of operations.

Selling and administrative expenses of $281 million in 1997 increased $13 million, or 5%, over 1996. Expenses of $268 million in 1996 were up $24 million, or 10%, compared with 1995. The increase for each year primarily reflects higher levels of expenses related to incentive compensation and benefits as well as costs to consolidate and upgrade customer service functions for the gypsum and ceilings businesses. As a percent of net sales, selling and administrative expenses were 9.8% in 1997, 10.3% in 1996 and 10.0% in 1995.

The noncash, no-tax-impact amortization of excess reorganization value reduced operating profit by $127 million in 1997 and by $169 million in each of 1996 and 1995. Excess reorganization value was established in connection with USG's 1993 financial restructuring that was accounted for using the principles of fresh start accounting. Excess reorganization value was scheduled to be amortized over a five-year period through April 1998. However, as of September 30, 1997, the remaining balance of $83 million was offset by the elimination of a valuation allowance. See "Note 8. Income Taxes" for additional information.

Interest expense continued to decline in 1997 as a result of debt reduction. Interest expense of $60 million in 1997 was down 20% from 1996. Interest expense of $75 million in 1996 declined 24% from the 1995 level of $99 million.

In 1995, the Corporation recorded a $30 million pretax ($24 million after-tax) charge in connection with the disposal of its insulation manufacturing business. This charge is reflected in other expense, net in the Consolidated Statement of Earnings. See "Note 7. Writedown of Assets" for additional information.

The Corporation's income tax expense is computed based on pretax earnings excluding the noncash amortization of excess reorganization value, which is not deductible for federal income tax purposes. In 1997, income tax expense amounted to $172 million, compared with $117 million in 1996 and $97 million in 1995. The Corporation's effective tax rates for 1997, 1996 and 1995 were 53.9%, 88.9% and 149.0%, respectively. Excluding the amortization of excess reorganization value and, in 1995, a $15 million write-off of excess reorganization value associated with the writedown of the insulation business, the Corporation's 1997, 1996 and 1995 effective tax rates were 38.6%, 38.9% and 39.0%, respectively. See "Note 8. Income Taxes" for additional information.

USG's reported net earnings in 1997 were $148 million, and diluted earnings per share were $3.03. These earnings were net of the noncash amortization of excess reorganization value of $127 million, or $2.60 per diluted share.

In 1996, reported net earnings amounted to $15 million, and diluted earnings per share were $0.31. These earnings were net of (i) the noncash amortization of excess reorganization value of $169 million and (ii) the noncash amortization of reorganization debt discount of $1 million included in interest expense. Together, these items reduced 1996 net earnings by $170 million, or $3.58 per diluted share.

In 1995, USG reported a net loss of $32 million and a loss per share of $0.71. This loss included (i) the noncash amortization of excess reorganization value of $169 million (ii) the noncash amortization of reorganization debt discount of $4 million included in interest expense and (iii) the $24 million after-tax writedown of the insulation business. Together, these items reduced 1995 net earnings by $197 million, or $4.37 per share.


Market Conditions and Outlook. Based on preliminary data issued by the U.S. Bureau of the Census, U.S. housing starts were an estimated 1.474 million units in 1997. Housing starts totaled 1.477 million units in 1996 and 1.354 million units in 1995. Despite the virtually unchanged level of housing starts in 1997 as compared with 1996, the U.S. wallboard market continued to grow in 1997. Record U.S. industry shipments of wallboard were up 3% versus 1996, due in part to very strong demand from remodeling and nonresidential markets. Repair and remodel activity continued its upward trend in 1997. As for new nonresidential construction, the finishing of nonresidential interiors follows contract awards by as much as a year. As a result, demand from this market improved in 1997 due to a 1% increase in U.S. nonresidential construction in 1996 versus 1995 as measured in floor space for which contracts were awarded.

Barring any major change in the U.S. economy, new residential construction should continue at a relatively high level in 1998. Demand for USG products from both residential and nonresidential repair and remodeling is expected to continue its upward trend in 1998. Nonresidential construction rose 10% in 1997 as compared with 1996. This increase should be beneficial to USG in 1998 due to the lag in the finishing of nonresidential interiors of roughly one year. Construction activity in Canada and Mexico is expected to maintain the recovery begun in 1997. USG's exposure to markets outside North America is primarily concentrated in Europe but also includes sales to Asia and Latin America. We anticipate that demand in Eastern Europe and Latin America will continue to grow, while conditions in Western Europe will remain stable. The prospects for Asian construction markets are not good, but USG's presence there is relatively minor.

                                                  USG CORPORATION

Core Business Results
(millions)                                           Net Sales                                  EBITDA
----------                                -------------------------------           ------------------------------
                                          1997         1996          1995           1997         1996         1995
                                          ----         ----          ----           ----         ----         ----
North American Gypsum:
U.S. Gypsum Company                   $   1,565    $   1,390    $    1,309      $   458      $   347      $    327
L&W Supply Corporation                      981          841           753           36           29            26
CGC Inc. (gypsum)                           124          114           102           20           16            11
Other subsidiaries                           95           83            75           28           25            22
Eliminations                               (427)        (361)         (315)          (3)           -             -
                                          -----        -----         -----          ---          ---           ---
Total                                     2,338        2,067         1,924          539          417           386
                                          -----        -----         -----          ---          ---           ---

Worldwide Ceilings:
USG Interiors, Inc.                         425          398           385           65           53            58
USG International                           229          228           235           13            2             5
CGC Inc. (ceilings)                          34           30            28            3            3             4
Eliminations                                (54)         (44)          (39)           -            -             -
                                            ---          ---           ---           --           --            --
Total                                       634          612           609           81           58            67
                                            ---          ---           ---           --           --            --

Corporate                                     -            -            -           (48)         (38)          (36)
Eliminations                               (98)         (89)           (89)           -            -             -
                                           ---          ---            ---          ---          ---           ---

Total USG Corporation                     2,874        2,590         2,444          572          437           417
                                          =====        =====         =====          ===          ===           ===


North American Gypsum. A bar chart entitled "Net Sales (millions of dollars)" on page 21 of the Annual Report to Stockholders shows that for the years 1995, 1996 and 1997 (shown on the x-axis) North American Gypsum had net sales (shown on the y-axis) of $1,924 million, $2,067 million and $2,338 million, respectively. A bar chart entitled "EBITDA (millions of dollars)" on page 21 of the Annual Report to Stockholders shows that for the years 1995, 1996 and 1997 (shown on the x-axis) North American Gypsum had EBITDA (shown on the y-axis) of $386 million, $417 million and $539 million, respectively.

Net sales of $2,338 million in 1997 were up $271 million, or 13%, and EBITDA of $539 million rose $122 million, or 29%, compared with 1996. For 1996, net sales of $2,067 million increased $143 million, or 7%, while EBITDA of $417 million increased $31 million, or 8%, over 1995.

Strong results in 1997 for United States Gypsum Company primarily reflect records for average price and shipments of SHEETROCK gypsum wallboard. The average selling price of SHEETROCK wallboard in 1997 was $122.65 per thousand square feet, up 11% compared with the 1996 average price of $110.56. The average price in 1995 was $110.44. Shipments of SHEETROCK wallboard totaled 8.4 billion square feet, compared with 8.0 billion square feet in 1996 and 7.6 billion square feet in 1995. In addition, shipments of SHEETROCK joint compound and DUROCK cement board also set records in 1997. U.S. Gypsum's manufacturing costs for SHEETROCK wallboard were down slightly in 1997 due to improved operating efficiencies resulting from cost-reduction projects implemented in 1996 and 1997. Comparing 1996 with 1995, lower furnish prices for wastepaper, the primary raw material of wallboard paper, resulted in a 4% decrease in manufacturing costs. U.S. Gypsum's plants operated at 99% of capacity in 1997, compared with the estimated average rate of 96% for the U.S. industry. In 1996, U.S. Gypsum's plants operated at 94% of capacity.

L&W Supply Corporation, USG's building products distribution business, reported record net sales in 1997 due to record shipments of wallboard and record sales of complementary building materials. EBITDA for L&W Supply improved significantly in each of the past three years as a result of gross profit improvements for all of its product lines. As of December 31, 1997, L&W Supply operated a total of 176 locations in the United States.

CGC Inc.'s gypsum business experienced improved net sales and EBITDA in both 1997 and 1996 primarily due to stronger domestic shipments in eastern Canada and exports to the United States.

Worldwide Ceilings. A bar chart entitled "Net Sales (millions of dollars)" on page 22 of the Annual Report to Stockholders shows that for the years 1995, 1996 and 1997 (shown on the x-axis) Worldwide Ceilings had net sales (shown on the y-axis) of $609 million, $612 million and $634 million, respectively. A bar chart entitled "EBITDA (millions of dollars)" on page 22 of the Annual Report to Stockholders shows that for the years 1995, 1996 and 1997 (shown on the x-axis) Worldwide Ceilings had EBITDA (shown on the y-axis) of $67 million, $58 million and $81 million, respectively.

Net sales of $634 million in 1997 were up $22 million, or 4%, and EBITDA of $81 million increased $23 million, or 40%, compared with 1996. Adjusting for a $7 million charge taken in 1996 to improve operating efficiencies for USG's European businesses, EBITDA in 1997 increased 25%. The increase in net sales reflects record sales of ceiling tile and DONN ceiling grid. These records were attributable to strong demand in the U.S. nonresidential market (both new construction and renovation) and growing international demand. EBITDA in 1997 was favorably affected by higher volume and prices, reduced manufacturing costs and improved international operating efficiencies. USG's international sales, which are primarily concentrated in Europe, have not been materially affected by recent economic events in Asia.

Net sales in 1996 for Worldwide Ceilings rose slightly to $612 million, while EBITDA of $58 million fell $9 million, or 13%, compared with 1995. The slightly higher sales in 1996 reflect record shipments of ceiling tile at higher average selling prices and increased shipments of ceiling grid. These improvements were partially offset by the absence of full-year results for the U.S. insulation manufacturing business that was sold in April 1996. The lower level of EBITDA was primarily attributable to (i) a $7 million provision associated with actions implemented to improve the operating efficiencies of USG's European businesses
(ii) expenses associated with enhancing customer service systems and (iii) start-up costs related to a new ceiling tile line placed in service in 1996 at the Greenville, Miss., plant.


Liquidity and Capital Resources

Following its 1993 financial restructuring, USG was engaged in a financial strategy of reducing debt and growing its gypsum, ceilings and distribution businesses through a balanced application of free cash flow between debt reduction and capital expenditures. Two objectives of this strategy involved reaching a target debt level of $650 million within five years and achieving an investment grade rating on its capital structure.

As of December 31, 1997, total debt amounted to $620 million, reflecting a net reduction since May 1993 of $936 million. In the fourth quarter of 1997, Standard & Poor's raised its rating of USG's debt to investment grade BBB. As of December 31, 1997, Moody's rating of USG debt was Ba1, one level below investment grade. Going forward, USG's financial strategy will be to increase the proportion of free cash flow it spends on capital projects, while reviewing possible applications of its cash for other corporate purposes.

A bar chart entitled "Debt Principal (millions of dollars)" on page 23 of the Annual Report to Stockholders shows that as of December 31, 1995, 1996 and 1997 (shown on the x- axis) the Corporation's principal amount of total debt (shown on the y-axis) was $926 million, $772 million and $620 million, respectively. A bar chart entitled "Capital Spending (millions of dollars)" on page 23 of the Annual Report to Stockholders shows that for the years 1995, 1996 and 1997 (shown on the x-axis) the Corporation had capital spending (shown on the y-axis) of $147 million, $120 million and $172 million, respectively.

Debt Reduction. In 1997, total debt was reduced $152 million, or 20%, from the December 31, 1996, total of $772 million. Debt repayments during 1997 primarily consisted of $85 million of revolving bank loans, $48 million of 8.75% senior debentures due 2017 and $41 million of 8% senior notes due 1997. These repayments were partially offset by increased borrowing on the Corporation's Canadian credit facility.

Capital Expenditures. Capital expenditures amounted to $172 million in 1997, compared with $120 million in 1996. As of December 31, 1997, the Corporation's capital expenditure commitments for the replacement, modernization and expansion of operations amounted to $363 million, compared with $173 million as of December 31, 1996.

In the North American Gypsum business, ground was broken in June 1997 for a new $110 million plant in Bridgeport, Ala. This facility will manufacture SHEETROCK brand wallboard using 100% synthetic gypsum and is expected to begin operation in mid-1999. Construction is also under way to build a $90 million facility to manufacture gypsum wood fiber panels at the Gypsum, Ohio, plant. The new production line is expected to begin operating by the end of 1999. Complementing this investment in the gypsum wood fiber business was the acquisition of a gypsum fiber panel plant in Port Hawkesbury, Nova Scotia, in late 1997. Gypsum wood fiber products manufactured at these plants will be marketed under the FIBEROCK brand name. In October 1997, USG announced that it will invest $90 million to rebuild and modernize its wallboard manufacturing line at the East Chicago, Ind., plant. This new line is also expected to begin production by the end of 1999. Additional capital investments in 1997 included cost-reduction projects such as the installation of stock cleaning equipment to utilize lower grades of recycled paper and the installation of processes to accommodate the use of synthetic gypsum at manufacturing facilities where it is more economical than natural sources of gypsum rock.

In the Worldwide Ceilings business, construction began in early 1997 on a $35 million project that includes the replacement of two old production lines with one modern, high-speed line at the ceiling tile plant in Cloquet, Minn. This project will be completed by mid-1998.


The Corporation periodically evaluates possible acquisitions or combinations involving other businesses or companies in industries and markets related to its current operations. The Corporation believes that its available liquidity is generally adequate to support most opportunities and that it has access to additional financial resources to take advantage of other opportunities.


Working Capital. Working capital (current assets less current liabilities) as of December 31, 1997, amounted to $264 million, and the ratio of current assets to current liabilities was 1.7 to 1. As of December 31, 1996, working capital was $159 million, and the ratio of current assets to current liabilities was 1.4 to 1.

Cash and cash equivalents as of December 31, 1997, amounted to $72 million, compared with $44 million as of December 31, 1996. This increase reflects 1997 net cash flows from operating activities of $332 million, partially offset by net cash flows to investing and financing activities of $170 million and $134 million, respectively. Receivables (net of reserves) were $297 million as of December 31, 1997, up from $274 million as of year-end 1996, while inventories increased to $208 million from $185 million, and accounts payable rose to $146 million from $141 million. These increases reflect the greater level of business in 1997.


Available Liquidity. The Corporation has additional liquidity available through several financing arrangements. Revolving credit facilities in the United States, Canada and Europe allow the Corporation to borrow up to an aggregate of $611 million (including a $125 million letter of credit subfacility in the United States), under which, as of December 31, 1997, outstanding revolving loans totaled $97 million and letters of credit issued and outstanding amounted to $84 million, leaving the Corporation with $430 million of available credit. The Corporation had additional borrowing capacity of $50 million as of December 31, 1997, under a revolving accounts receivable facility (see "Note 3. Financing Arrangements"). A shelf registration statement filed with the Securities and Exchange Commission allows the Corporation to offer from time to time debt securities, shares of preferred and common stock or warrants to purchase shares of common stock, all having an aggregate initial offering price not to exceed $300 million. As of the filing date of the Corporation's 1997 Annual Report on Form 10-K, no securities had been issued pursuant to this registration.


Legal Contingencies. One of the Corporation's subsidiaries, U.S. Gypsum, is a defendant in asbestos lawsuits alleging both property damage and personal injury. See "Note 16. Litigation" for information concerning the asbestos litigation.

The Corporation and certain of its subsidiaries have been notified by state and federal environmental protection agencies of possible involvement as one of numerous "potentially responsible parties" in a number of so-called "Superfund" sites in the United States. The Corporation believes that neither these matters nor any other known governmental proceeding regarding environmental matters will have a material adverse effect upon its earnings or consolidated financial position. See "Note 16. Litigation" for additional information on environmental litigation.


Forward-Looking Statements. This Management Discussion and Analysis, "Note 16. Litigation" and other sections of this report contain forward-looking statements related to management's expectations about future conditions. Actual business or other conditions may differ significantly from management's expectations and accordingly affect the Corporation's sales and profitability or other results. Actual results may differ due to factors over which the Corporation has no control, including economic activity such as new housing construction, interest rates and consumer confidence; competitive activity such as price and product competition; increases in raw material and energy costs; and the outcome of contested litigation. The Corporation assumes no obligation to update any forward-looking information contained in this report.

                                                  USG CORPORATION
                                        CONSOLIDATED STATEMENT OF EARNINGS




(millions, except per share data)                                              Years ended December 31,
---------------------------------                                              ------------------------
                                                                          1997           1996            1995
                                                                          ----           ----            ----
Net sales.......................................................  $       2,874   $      2,590   $      2,444
Cost of products sold...........................................          2,087          1,945          1,841
                                                                          -----          -----          -----

Gross profit....................................................            787            645            603
   % of net sales...............................................           27.4           24.9           24.7

Selling and administrative expenses.............................            281            268            244
Amortization of excess reorganization value.....................            127            169            169
                                                                            ---            ---            ---

Operating profit................................................            379            208            190

Interest expense................................................             60             75             99
Interest income.................................................             (3)            (2)            (6)
Other expense, net..............................................              2              3             32
                                                                            ---            ---            ---

Earnings before income taxes....................................            320            132             65

Income taxes....................................................            172            117             97
                                                                            ---            ---            ---

Net earnings (loss).............................................            148             15            (32)
                                                                            ===            ===            ===

Net Earnings (Loss) Per Common Share:

   Basic........................................................           3.19           0.32          (0.71)
                                                                           ====           ====          =====

   Diluted......................................................           3.03           0.31          (0.71)
                                                                           ====           ====          =====

The notes to financial statements are an integral part of this statement.

                                                  USG CORPORATION
                                            CONSOLIDATED BALANCE SHEET




(millions, except share data)                                                           As of December 31,
-----------------------------                                                           ------------------
                                                                                       1997                1996
                                                                                       ----                ----
Assets
Current assets:
Cash and cash equivalents....................................................   $         72       $         44
Receivables (net of reserves of $17 and $17).................................            297                274
Inventories..................................................................            208                185
Current and deferred income taxes............................................             63                 46
                                                                                         ---                ---
     Total current assets....................................................            640                549
                                                                                         ---                ---
Property, plant and equipment, net...........................................            982                887
Excess reorganization value (net of accumulated amortization as
     of December 31, 1996 - $635)............................................              -                210
Other assets.................................................................            304                218
                                                                                         ---                ---
     Total assets............................................................          1,926              1,864
                                                                                       =====              =====

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable.............................................................            146                141
Accrued expenses.............................................................            220                200
Debt maturing within one year................................................             10                 49
                                                                                         ---                ---
     Total current liabilities...............................................            376                390
                                                                                         ---                ---
Long-term debt...............................................................            610                706
Deferred income taxes........................................................            163                243
Other liabilities............................................................            630                548
Stockholders' equity (deficit):
Preferred stock - $1 par  value;  authorized  36,000,000  shares;  $1.80 convertible preferred stock (initial series);
                  outstanding - none.........................................              -                  -
Common stock -    $0.10 par value; authorized 200,000,000 shares;
                  outstanding 46,780,845 and 45,724,561 shares (after
                  deducting 48,919 and 31,488 shares held in treasury).......              5                  5
Capital received in excess of par value......................................            258                231
Deferred currency translation................................................            (25)               (10)
Reinvested earnings (deficit)................................................            (91)              (249)
                                                                                         ---               ----
     Total stockholders' equity (deficit)....................................            147                (23)
                                                                                         ---                ---
     Total liabilities and stockholders' equity..............................          1,926              1,864
                                                                                       =====              =====


The notes to financial statements are an integral part of this statement.

                                                  USG CORPORATION
                                       CONSOLIDATED STATEMENT OF CASH FLOWS





(millions)                                                                      Years ended December 31,
----------                                                                      ------------------------
                                                                           1997           1996            1995
                                                                           ----           ----            ----
Operating Activities:
Net earnings (loss).............................................  $         148   $         15   $        (32)

Adjustments to reconcile net earnings (loss) to net cash:
   Amortization of excess reorganization value..................            127            169            169
   Depreciation, depletion and amortization.....................             70             65             67
   Current and deferred income taxes............................             (2)            (8)            (8)
   Net (gain) loss on asset dispositions........................              -             (2)            27
(Increase) decrease in working capital:
   Receivables..................................................            (23)           (28)            24
   Inventories..................................................            (23)           (10)            (2)
   Payables.....................................................              5             10              8
   Accrued expenses.............................................             20             14            (27)
Increase in other assets........................................            (10)            (2)           (10)
Increase in other liabilities...................................             19             64             30
Other, net......................................................              1             (4)           (12)
                                                                            ---            ---            ---
   Net cash flows from operating activities.....................            332            283            234
                                                                            ---            ---            ---

Investing Activities:
Capital expenditures............................................           (172)          (120)          (147)
Net proceeds from asset dispositions............................              2             10              7
Purchase of subsidiary minority interest........................              -            (49)             -
                                                                            ---            ---            ---
   Net cash flows to investing activities ......................           (170)          (159)          (140)
                                                                           ----           ----           ----

Financing Activities:
Issuance of debt................................................            116             77            576
Repayment of debt...............................................           (265)          (231)          (804)
Short-term borrowings (repayments), net.........................             (3)             -              5
Issuances of common stock.......................................             18              4              2
                                                                            ---            ---            ---
   Net cash flows to financing activities.......................           (134)          (150)          (221)
                                                                           ----           ----           ----

Net Increase (Decrease) in Cash and Cash Equivalents............             28            (26)          (127)
Cash and cash equivalents at beginning of period................             44             70            197
                                                                            ---            ---            ---
Cash and cash equivalents at end of period......................             72             44             70
                                                                            ===            ===            ===

Supplemental Cash Flow Disclosures:
Interest paid...................................................             64             74             88
Income taxes paid...............................................            168            116            108


The notes to financial statements are an integral part of this statement.


                                 USG CORPORATION
                          NOTES TO FINANCIAL STATEMENTS

1. Significant Accounting Policies

Nature of Operations. Through its subsidiaries, USG Corporation (the "Corporation") is a leading manufacturer and distributor of building materials, producing a wide range of products for use in new residential, new nonresidential and repair and remodel construction, as well as products used in certain industrial processes. The Corporation's operations are organized into two core businesses: North American Gypsum, which manufactures and markets gypsum wallboard and related products in the United States, Canada and Mexico, and Worldwide Ceilings, which manufactures and markets ceiling tile, ceiling grid and other interior systems products worldwide. Distribution is carried out through L&W Supply Corporation, a wholly owned subsidiary of the Corporation; building materials dealers; home improvement centers and other retailers; specialty wallboard distributors; and contractors.

Consolidation. The consolidated financial statements include the accounts of the Corporation and its subsidiaries. All significant intercompany balances and transactions are eliminated in consolidation.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from these estimates.

Reclassifications. Certain amounts in the prior years' financial statements and notes thereto have been reclassified to conform with the 1997 presentation.

Revenue Recognition. The Corporation recognizes revenue upon the shipment of products.

Cash and Cash Equivalents. Cash and cash equivalents primarily consist of time deposits with original maturities of three months or less.

Inventory Valuation. Most of the Corporation's domestic inventories are valued under the last-in, first-out ("LIFO") method. The remaining inventories are stated at the lower of cost or market under the first-in, first-out ("FIFO") or average production cost methods. Inventories include material, labor and applicable factory overhead costs.

Property, Plant and Equipment. Property, plant and equipment are stated at cost, except for those assets that were revalued under fresh start accounting in May 1993. Provisions for depreciation of property, plant and equipment are determined principally on a straight-line basis over the expected average useful lives of composite asset groups. Depletion is computed on a basis calculated to spread the cost of gypsum and other applicable resources over the estimated quantities of material recoverable.

Excess Reorganization Value. In the third quarter of 1997, the remaining $83 million balance of excess reorganization value was eliminated. This balance, which would have been amortized through April 1998, was offset by the elimination of a valuation allowance in accordance with AICPA Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7"). See "Note 8. Income Taxes" for additional information. Excess reorganization value totaling $851 million was recorded in 1993 in connection with a comprehensive restructuring of the Corporation's debt. The Corporation accounted for the restructuring using the principles of fresh start accounting as required by SOP 90- 7. Pursuant to these principles, individual assets and liabilities were adjusted to fair market value. Excess reorganization value was the portion of the reorganization value not attributable to specific assets.

Goodwill. Goodwill is amortized on a straight-line basis over a period of 40 years. On a periodic basis, the Corporation estimates the future undiscounted cash flows of the businesses to which goodwill relates in order to ensure that the carrying value of goodwill has not been impaired. Goodwill is included in other assets on the Consolidated Balance Sheet.

Financial Instruments. The Corporation uses derivative instruments to manage well-defined interest rate, energy cost and foreign currency exposures. The Corporation does not use derivative instruments for trading purposes. The criteria used to determine if hedge accounting treatment is appropriate are (i) the designation of the hedge to an underlying exposure (ii) whether or not overall uncertainty is being reduced and (iii) if there is a correlation between the value of the derivative instrument and the underlying obligation.

Interest Rate Derivative Instruments: The Corporation utilizes interest rate swap agreements to manage the impact of interest rate changes on its underlying floating-rate debt. These agreements are designated as hedges and qualify for hedge accounting. Amounts payable or receivable under these swap agreements are accrued as an increase or decrease to interest expense on a current basis. To the extent the underlying floating-rate debt is reduced, the Corporation terminates swap agreements accordingly so as not to be in an overhedged position. In such cases, the Corporation recognizes gains and/or losses in the period the agreement is terminated.

Energy Derivative Instruments: The Corporation uses swap agreements to hedge anticipated purchases of fuel to be utilized in the manufacturing processes for gypsum wallboard and ceiling tile. Under these swap agreements, the Corporation receives or makes payments based on the differential between a specified price and the actual closing price for the current month's energy price contract. These contracts are designated as hedges and qualify for hedge accounting. Amounts payable or receivable under these swap agreements are accrued as an increase or decrease to cost of products sold, along with the actual spot energy cost of the corresponding underlying hedge transaction, the combination of which amounts to the predetermined specified contract price.

Foreign  Exchange  Derivative  Instruments:  The Corporation has operations in a number of countries and has intercompany transactions among them and, as a result, is exposed to changes in foreign currency exchange rates. The Corporation manages these exposures on a consolidated basis, which allows netting of certain exposures to take advantage of any natural offsets. To the extent the net exposures are hedged, forward contracts are used. Gains and/or losses on these foreign currency hedges are included in net earnings in the period in which the exchange rates change.

Foreign Currency Translation. Net currency translation gains or losses on foreign subsidiaries are included in deferred currency translation, a component of stockholders' equity.

Research and Development. Research and development expenditures are charged to earnings as incurred and amounted to $19 million, $19 million and $18 million in the years ended December 31, 1997, 1996 and 1995, respectively.

2.  Earnings Per Share

     In accordance with Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share," basic earnings per share were computed by dividing net earnings by the weighted average number of shares of common stock outstanding during the year. The reconciliation of basic earnings per share to diluted earnings per share is shown in the following table. Computation of the loss per share for 1995, on a diluted basis, is omitted because options and warrants have an antidilutive effect.

(millions, except         Net      Shares    Per Share
 share data)           Earnings     (000)     Amount
 ---------------------------------------------------------
1997
Basic earnings        $    148        46,269     $    3.19
Effect of Dilutive
 Securities:
Options                                  930
Warrants                               1,528
----------------------------------------------------------
Diluted earnings           148        48,727          3.03
==========================================================

1996
Basic earnings              15        45,542          0.32
Effect of Dilutive
 Securities:
Options                                  853
Warrants                               1,115
----------------------------------------------------------
Diluted earnings            15        47,510          0.31
==========================================================

As a result of the adoption of SFAS No. 128, the Corporation's reported earnings per share ("EPS") for 1996 were restated as follows:
Primary EPS as reported                     $    0.31
Effect of SFAS No. 128                           0.01
-----------------------------------------------------
Basic EPS as restated                            0.32
=====================================================

Fully diluted EPS as reported                    0.30
Effect of SFAS No. 128                           0.01
-----------------------------------------------------
Diluted EPS as restated                          0.31
=====================================================


3. Financing Arrangements

Accounts Receivable Facility. The Corporation has an accounts receivable facility (the "Receivables Facility") in which USG Funding Corporation, a special-purpose subsidiary of the Corporation formed under Delaware law, entered into agreements with United States Gypsum Company and USG Interiors, Inc. These agreements provide that USG Funding purchases trade receivables (excluding intercompany receivables owed by L&W Supply) of U.S. Gypsum and USG Interiors as generated, in a transaction designed to be a "true sale" under applicable law. USG Funding is a party to a Master Trust arrangement (the "Master Trust") under which the purchased receivables are then transferred to Chase Manhattan Bank as Trustee to be held for the benefit of certificate holders in such trust. A residual interest in the Master Trust is owned by USG Funding through subordinated certificates. Under a supplement to the Master Trust, certificates representing an ownership interest in the Master Trust of up to $130 million have been issued to Citicorp Securities, Inc. Debt issued under the Receivables Facility has a final maturity in 2004 but may be prepaid at any time. The interest rate on such debt is fixed at 8.2% through a long-term interest rate swap. Pursuant to the applicable reserve and eligibility requirements, the maximum amount of debt issuable under the Receivables Facility as of December 31, 1997 and 1996, (including $80 million outstanding as of each date) was $107 million and $105 million, respectively. Under the foregoing agreements and related documentation, USG Funding is a separate corporate entity with its own separate creditors that will be entitled to be satisfied out of USG Funding's assets prior to distribution of any value to its shareholder.

As of December 31, 1997 and 1996, the outstanding balance of receivables sold to USG Funding and held under the Master Trust was $179 million and $157 million, respectively, and debt outstanding under the Receivables Facility was $80 million as of each date. Receivables and debt outstanding in connection with the Receivables Facility remain in receivables and long-term debt, respectively, on the Consolidated Balance Sheet.

Shelf Registration. In 1996, the Securities and Exchange Commission declared effective a shelf registration statement that allows the Corporation to offer from time to time (i) debt securities (ii) shares of $1.00 par value preferred stock (iii) shares of $0.10 par value common stock and/or (iv) warrants to purchase shares of common stock, all having an aggregate initial offering price not to exceed $300 million. As of the filing date of the Corporation's 1997 Annual Report on Form 10-K, no securities had been issued pursuant to this registration.


4. Debt

Total debt, including debt maturing within one year, as of
December 31 consisted of the following:
(millions)                                   1997       1996
------------------------------------------------------------
Revolving credit facility due 2002          $  25      $ 110
Receivables Facility due 2003 and 2004         80         80
8% senior notes due 1997                        -         41
9.25% senior notes due 2001                   150        150
8.5% senior notes due 2005                    150        150
8.75% sinking fund debentures due 2017         92        140
Canadian credit facility due 2002              72          -
Canadian credit facility due 1997               -         50
Industrial revenue bonds                       46         40
Other debt                                      5         11
Less unamortized discount                       -        (17)
-------------------------------------------------------------
Total                                         620        755
=============================================================

The Corporation maintains a $500 million unsecured revolving credit facility, which includes a $125 million letter of credit subfacility, with a syndicate of banks under a credit agreement. The revolving credit facility expires in 2002 with no required amortization prior to maturity. As of December 31, 1997, outstanding revolving loans totaled $25 million, and letters of credit issued and outstanding amounted to $84 million, leaving the Corporation with $391 million of available credit under the revolving credit facility. The revolving loans bear interest at the London Interbank Offered Rate ("LIBOR") as determined from time to time plus an applicable spread based on the Corporation's net debt to EBITDA ratio (as defined in the credit agreement) for the preceding four quarters. As of December 31, 1997, the applicable spread was 0.4%. The average rate of interest on the revolving loans was 6.1% and 6.3% during the years ended December 31, 1997 and 1996, respectively. See "Note 5. Financial Instruments and Risk Management" for information on instruments used by the Corporation to manage the impact of interest rate changes on LIBOR-based bank debt. The credit agreement contains restrictions on the operation of the Corporation's business, including covenants pertaining to liens, sale and leaseback transactions, and mergers and acquisitions of businesses not related to the building industry.

On June 2, 1997, the Corporation executed through CGC Inc. a $77 million (U.S.) ($110 million Canadian), parent-guaranteed, Canadian credit facility due 2002. This facility was later amended to increase the credit line by $14 million (U.S.) ($20 million Canadian) for one year. As of December 31, 1997, outstanding loans totaled $72 million (U.S.), leaving $19 million (U.S.) of available credit under this facility. The method of calculating interest and the covenants related to this facility are virtually the same as those for the U.S. facility described above. The average rate of interest on the Canadian loans was 4.6% during the period of June 2, 1997, through December 31, 1997. The average rate of interest on a different Canadian credit facility that was in effect during the period of January 1, 1997, through its termination on June 4, 1997, was 6.2%.

The Corporation also maintains a parent-guaranteed, multicurrency ($20 million U.S. equivalent), European line of credit. As of December 31, 1997, there were no outstanding loans under this facility.

The industrial revenue bonds had interest rates ranging from 3.7% to 8.8%, with maturities through 2032. All debt classified as "other debt" had average interest rates of 4.5% and 4.6% as of December 31, 1997 and 1996, respectively, with varying payments due through 2006.

There were no short-term borrowings outstanding as of December 31, 1997. Short-term borrowings outstanding as of December 31, 1996, totaled $7 million, and the weighted average interest rate on these borrowings as of that date was 4.2%.

The fair market value of total debt outstanding was $646 million and $788 million as of December 31, 1997 and 1996, respectively, based on indicative bond prices as of those dates.

As of December 31, 1997, aggregate scheduled maturities of long-term debt were $10 million for each year 1998 through 2000, $160 million in 2001 and $107 million in 2002.


5. Financial Instruments and Risk Management

The following table presents the carrying amounts and estimated fair value of the Corporation's derivative portfolio as of December 31:

(millions)                       1997         1996
--------------------------------------------------

Interest Rate Contracts:
Notional amount              $   105      $    171
Carrying amount                    -             -
Fair value                       (10)          (10)

Energy Swaps:
Notional amount                   30            39
Carrying amount                    -             -
Fair value                         -             4

Foreign Exchange Contracts:
Notional amount                   22            15
Carrying amount                    -             -
Fair value                         -             -
--------------------------------------------------

The amounts reported as fair value represent the market value as obtained from broker quotations. The negative fair values are estimates of the amounts the Corporation would need to pay as of December 31, 1997 and 1996, to cancel the contracts or transfer them to other parties.

The Corporation is exposed to credit losses in the event of nonperformance by the counterparties on all its derivative contracts. All counterparties have investment grade credit standing; accordingly, the Corporation anticipates that these counterparties will be able to satisfy fully their obligations under the contracts. The Corporation does not obtain collateral or other security to support financial instruments subject to credit risk but monitors the credit standing of counterparties.

Interest Rate Risk Management. As of December 31, 1997, the Corporation had a swap agreement in place to pay 7.2% in exchange for LIBOR on $25 million notional principal for the years 1998 through 2000. In addition, the Corporation has entered into $80 million of interest rate swap agreements to hedge its Receivables Facility on which the interest payments are based on commercial paper rates. Under these agreements, the Corporation pays a fixed rate of 8.2% in exchange for the monthly commercial paper rate due on the Receivables Facility.

As of December 31, 1996, the Corporation owned an interest rate cap that capped the Corporation's expected LIBOR-based interest payments on $25 million notional principal at 5.6% for 1997. The Corporation also had swap agreements in place to pay 7.1% in exchange for LIBOR on $50 million notional principal for the years 1997 through 2000 and on $25 million notional principal for 2001 and 2002. Also, as of December 31, 1996, the Corporation had interest rate swap agreements to hedge $80 million of its Receivables Facility.

Energy Risk Management. As of December 31, 1997 and 1996, the Corporation had over-the-counter swap agreements to exchange monthly payments on notional amounts of energy amounting to $30 million and $39 million, respectively, all extending one year or less.

Foreign Exchange Risk Management. As of December 31, 1997, the Corporation had a number of foreign currency forward contracts in place (primarily Canadian dollars and Belgian francs) to hedge its exposure to exchange rate fluctuations on foreign currency transactions. These foreign exchange contracts mature on the anticipated cash requirement date of the hedged transaction, generally, within one year. As of December 31, 1996, the Corporation had a foreign exchange forward contract in place to hedge the refinancing of the purchase of the minority interest in CGC. This contract was for $15 million (U.S.) and matured in January 1997. The deferred gain on this foreign exchange hedge was not significant as of December 31, 1996.


6. Purchase of Subsidiary Minority Interest


In the fourth quarter of 1996, the Corporation purchased the minority interest in its Canadian subsidiary, CGC. The common shares of publicly held stock totaled approximately 6 million and were acquired at a price of $11 (Canadian) per share. The total amount paid in U.S. dollars for the shares was $49 million. This payment was financed initially through an interim Canadian credit facility due 1997 that was replaced in 1997 by a long-term Canadian credit facility due 2002. As a result of the transaction, CGC recorded goodwill of $41 million (U.S.), which is included in other assets on the Consolidated Balance Sheet and is being amortized over 40 years.


7. Writedown of Assets

In the fourth quarter of 1995, the Corporation recorded a $30 million pretax ($24 million after-tax) charge in connection with the sale of its insulation manufacturing business in the United States, which was completed in the second quarter of 1996, and the closure of its insulation plant in Canada. Included in this charge is a $15 million noncash, no-tax-impact write-off of excess reorganization value associated with these businesses. The remainder of the charge primarily reflects a writedown of the assets of these businesses to their net realizable value. The total charge is reflected in other expense, net in the Consolidated Statement of Earnings.


8. Income Taxes

Earnings before income taxes consisted of the following:

(millions)                1997       1996       1995
----------------------------------------------------
U.S.                  $    301   $    138   $     73
Foreign                     19         (6)        (8)
-----------------------------------------------------
Total                      320        132         65
=====================================================

Income taxes consisted of the following:
(millions)                1997       1996       1995
----------------------------------------------------
Current:
Federal               $    147   $     90   $     67
Foreign                     10          5         10
State                       26         17         15
----------------------------------------------------
                           183        112         92
----------------------------------------------------
Deferred:
Federal                    (12)         3          7
Foreign                      2          1         (2)
State                       (1)         1          -
----------------------------------------------------
                           (11)         5          5
----------------------------------------------------
Total                      172        117         97
====================================================

Differences between actual provisions for income taxes and provisions for income taxes at the U.S. federal statutory rate (35%) were as follows:


(millions)                    1997       1996       1995
--------------------------------------------------------
Taxes on income at
   federal statutory rate   $  112   $    46    $    23
Excess reorganization
   value amortization           44        59         64
Foreign earnings subject
   to different tax rates        2         2          2
State income tax, net of
   federal benefit              16        12         10
Percentage depletion            (3)       (3)        (3)
Other, net                       1         1          1
--------------------------------------------------------
Provision for income
   taxes                       172       117         97
========================================================

Effective income tax rate     53.9%     88.9%     149.0%
========================================================

Significant components of deferred tax (assets) liabilities as of December 31 were as follows:

(millions)                           1997       1996
----------------------------------------------------
Property, plant and equipment    $    155   $    171
Debt discount                           -          7
----------------------------------------------------
Deferred tax liabilities              155        178
----------------------------------------------------

Pension and postretirement benefits   (78)       (97)
Reserves not deductible until paid   (126)      (106)
Other                                   2          1
----------------------------------------------------
Deferred tax assets before
   valuation allowance               (202)      (202)
Valuation allowance                     -         90
----------------------------------------------------
Deferred tax assets                  (202)      (112)
-----------------------------------------------------
Net deferred tax (assets) liabilities (47)        66
=====================================================

A valuation allowance of $90 million, which had been provided for deferred tax assets relating to pension and retiree medical benefits prior to the Corporation's financial restructuring in 1993, was eliminated in the third quarter of 1997. The elimination of this allowance reflects a change in management's judgment regarding the realizability of these assets in future years as a result of the Corporation's pretax earnings levels and improved capital structure over the past three years. In accordance with SOP 90-7, the benefit realized from the elimination of this allowance was used to reduce the balance of excess reorganization value to zero in the third quarter of 1997.

The Corporation used a net operating loss carryforward of $100 million to offset U.S. taxable income in 1994 through 1996. Because of the uncertainty regarding the application of the Internal Revenue Code to this carryforward as a result of the Corporation's financial restructuring in 1993, the carryforward could be reduced or eliminated.

The Corporation does not provide for U.S. income taxes on the portion of undistributed earnings of foreign subsidiaries that are intended to be permanently reinvested. The cumulative amount of such undistributed earnings totaled approximately $144 million as of December 31, 1997. These earnings would become taxable in the United States upon the sale or liquidation of these foreign subsidiaries or upon the remittance of dividends. It is not practicable to estimate the amount of the deferred tax liability on such earnings.


9. Inventories

     As of December 31, 1997 and 1996, the LIFO values of domestic inventories were $153 million and $141 million, respectively, and would have been higher by $4 million and $7 million, respectively, if they were valued under the FIFO and average production cost methods. The LIFO value of U.S. domestic inventories exceeded that computed for U.S. federal income tax purposes by $30 million as of December 31, 1997 and 1996. Inventory classifications as of December 31 were as follows:

(millions)                              1997        1996
--------------------------------------------------------
Finished goods and work in progress   $  132   $     118
Raw materials                             65          58
Supplies                                  11           9
--------------------------------------------------------
Total                                    208         185
========================================================


10. Property, Plant and Equipment

Property, plant and equipment classifications as of
December 31 were as follows:
(millions)                              1997       1996
-------------------------------------------------------
Land and mineral deposits           $     61   $     58
Buildings and realty improvements        262        248
Machinery and equipment                  895        758
-------------------------------------------------------
                                       1,218      1,064
Reserves for depreciation and
   depletion                            (236)      (177)
-------------------------------------------------------
Total                                    982        887
=======================================================


11. Leases

The Corporation leases certain of its offices, buildings, machinery and equipment, and autos under noncancelable operating leases. These leases have various terms and renewal options. Lease expense amounted to $51 million, $46 million and $41 million in the years ended December 31, 1997, 1996 and 1995, respectively. Future minimum lease payments required under operating leases with initial or remaining noncancelable terms in excess of one year as of December 31, 1997, were $36 million in 1998, $31 million in 1999, $26 million in 2000,
$20 million in 2001 and $18 million in 2002. The aggregate obligation subsequent to 2002 was $19 million.


12. Employee Retirement Plans

Pension Plans. The Corporation and most of its subsidiaries have defined benefit retirement plans for all eligible employees. Benefits of the plans are generally based on years of service and employees' compensation during the final years of employment. The Corporation's contributions are made in accordance with independent actuarial reports. The Corporation made fundings of $25 million and $13 million in 1997 and 1996, respectively, to one of its plans. Pension plan assets consist primarily of publicly traded common stocks and debt securities. Net pension expense included the following components:

(millions)                           1997       1996       1995
---------------------------------------------------------------
Service cost-benefits
  earned during the period      $     12   $     12   $      9
Interest cost on projected
  benefit obligation                  36         35         35
Actual return on plan assets         (96)       (62)       (72)
Net amortization                      57         27         38
--------------------------------------------------------------
Net pension expense                    9         12         10
==============================================================


The following table presents a reconciliation of the funded status of the pension plans as of December 31:

(millions)                                       1997        1996
-----------------------------------------------------------------

Amount of assets available for benefits:
Funded assets of the plans at fair
   market value                               $    554   $    464
Accrued pension expense                             13         26
------------------------------------------------------------------
Total assets of the plans                          567        490
------------------------------------------------------------------
Present value of estimated pension
   obligation:
Vested benefits                                    369        349
Nonvested benefits                                  33         32
------------------------------------------------------------------
Accumulated benefit obligation                     402        381
Additional benefits based on
   projected future salary increases               126        111
------------------------------------------------------------------
Projected benefit obligation                       528        492
------------------------------------------------------------------
Plan assets in excess of (less than)
   projected benefit obligation                     39         (2)
==================================================================

The expected long-term rate of return on plan assets was 9% for the years ended December 31, 1997 and 1996. The assumed weighted average discount rate used in determining the accumulated benefit obligation was 7.25% and 7.5% as of December 31, 1997 and 1996, respectively. The rate of increases in projected future compensation levels was 5% for both years.

Postretirement Benefits. The Corporation maintains plans that provide retiree health care and life insurance benefits for all eligible employees. Employees generally become eligible for the retiree benefit plans when they meet minimum retirement age and service requirements. The cost of providing most of these benefits is shared with retirees. The following table summarizes the components of net periodic postretirement benefit cost:

(millions)                       1997     1996      1995
--------------------------------------------------------
Service cost of benefits
   earned                      $   6    $   6    $    4
Interest on accumulated
   postretirement benefit
   obligation                     15       16        13
Net amortization (deferral)        -        -        (1)
--------------------------------------------------------
Net periodic postretirement
   benefit cost                   21       22        16
========================================================

The status of the Corporation's accrued postretirement benefit obligation recognized on the Consolidated Balance Sheet as of December 31 was as follows:

(millions)                                 1997       1996
-----------------------------------------------------------
Accumulated postretirement benefit
obligation:
Retirees                               $    123   $    119
Fully eligible active participants           14         17
Other active participants                    82         86
-----------------------------------------------------------
                                            219        222
Unrecognized net gain (loss)                  9         (7)
-----------------------------------------------------------
Accrued postretirement benefit
   obligation                               228        215
===========================================================

The assumed health-care-cost trend rate used in measuring the accumulated postretirement benefit obligation was 8% as of December 31, 1997, and 9% as of December 31, 1996, with a rate gradually declining to 5% by 2000 and remaining at that level thereafter. A one-percentage-point increase in the assumed health-care-cost trend rate for each year would increase the accumulated postretirement benefit obligation by $31 million and $33 million as of December 31, 1997 and 1996, respectively, and would increase the net periodic postretirement benefit cost by $3 million and $4 million for the years ended December 31, 1997 and 1996, respectively. The assumed discount rate used in determining the accumulated postretirement benefit obligation was 7.25% and 7.5% as of December 31, 1997 and 1996, respectively.

13. Stock-Based Compensation

The Corporation has issued stock options from three successive plans under its long-term equity program. Under each of the plans, options were granted at an exercise price equal to the market value on the date of grant. All options granted under the plans have 10-year terms and vesting schedules ranging from two to three years. The options expire on the 10th anniversary of the date of the grant, except in the case of retirement, death or disability, in which case they expire on the earlier of the fifth anniversary of such event or the expiration of the original option term.

The Corporation accounts for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25 and discloses such compensation under the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation."

The fair value of each option grant was estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for options granted in 1997 and 1996; no options were granted in
1995:
                                    1997       1996
---------------------------------------------------
Expected lives (years)              7.4        7.4
Risk-free interest rate             6.8%       5.9%
Expected volatility                29.6%      33.0%
Dividend yield                        -          -
---------------------------------------------------

The weighted average fair value of options granted during the years ended December 31, 1997 and 1996, was $15.61 and $14.17, respectively.

If the Corporation had elected to recognize compensation cost for stock-based compensation grants consistent with the method prescribed by SFAS No. 123, net earnings and net earnings per common share for 1997 and 1996 would have changed to the following pro forma amounts:

(millions, except per share amounts)  1997       1996
-----------------------------------------------------

Net earnings:         As reported    $ 148       $ 15
                      Pro forma        144         13

Basic EPS:            As reported     3.19       0.32
                      Pro forma       3.12       0.29

Diluted EPS:          As reported     3.03       0.31
                      Pro forma       2.96       0.28
-----------------------------------------------------

Stock option activity was as follows:

(options in thousands)                1997     1996     1995
------------------------------------------------------------
Options:
Outstanding, January 1               2,565    2,560    2,765
Granted                                378      359        -
Exercised                             (882)    (343)    (173)
Canceled                               (12)     (11)     (32)
-------------------------------------------------------------
Outstanding, December 31             2,049    2,565    2,560
Exercisable, December 31             1,339    1,889    1,369
Available for grant, December 31     1,671      467      929

Weighted average exercise price:
Outstanding, January 1            $  21.71 $  19.19 $  18.78
Granted                              34.60    29.40        -
Exercised                            18.20    10.75    10.88
Canceled                             32.00    28.29    28.33
Outstanding, December 31             25.54    21.71    19.19
Exercisable, December 31             22.06    18.82    16.31
------------------------------------------------------------

The following table summarizes information about stock options outstanding as of December 31, 1997:

           Options Outstanding           Options Exercisable
           -------------------           -------------------
                                Weighted
                     Weighted   Average              Weighted
Range of             Average   Remaining              Average
Exercise   Options  Exercise   Contractual  Options  Exercise
 Prices     (000)     Price    Life (yrs.)   (000)     Price
 -----------------------------------------------------------
$  5 - 15     545     $  10       5.4         545     $  10
  15 - 25     181        22       6.6         181        22
  25 - 35   1,323        32       7.4         613        33
------------------------------------------------------------
 Total      2,049                           1,339
============================================================

14. Stockholders' Equity

Changes in stockholders' equity as of December 31 are
summarized as follows:
(millions)                 1997       1996       1995
-----------------------------------------------------
Common Stock:
Beginning balance     $      5   $      5   $      5
Ending balance               5          5          5
----------------------------------------------------

Capital Received in Excess
of Par Value:
Beginning balance          231        223        221
Issuances of common stock   18          4          2
Other, net                   9          4          -
----------------------------------------------------
Ending balance             258        231        223
----------------------------------------------------

Deferred Currency
Translation:
Beginning balance          (10)        (6)       (13)
Change during the
   period                  (15)        (4)         7
-----------------------------------------------------
Ending balance             (25)       (10)        (6)
-----------------------------------------------------

Reinvested Earnings (Deficit):
Beginning balance         (249)      (259)      (221)
Net earnings (loss)        148         15        (32)
Other, net                  10         (5)        (6)
-----------------------------------------------------
Ending balance             (91)      (249)      (259)
-----------------------------------------------------

Total stockholders' equity
(deficit)                  147        (23)       (37)
=====================================================

There were 48,919 and 31,488 shares of $0.10 par value common stock held in treasury as of December 31, 1997 and 1996, respectively. These shares were acquired through the forfeiture of restricted stock and the surrender of shares in settlement of tax withholding obligations.

Warrants. As of December 31, 1997 and 1996, outstanding warrants amounted to 2,489,898 and 2,591,091, respectively. The warrants are exercisable, subject to applicable securities laws, at any time prior to May 6, 1998, at which time they expire. Each share of common stock issued upon exercise of a warrant prior to the distribution date (as defined in the Rights Agreement described below) and prior to the redemption or expiration of the Rights will be accompanied by an attached Right issued under the terms and subject to the conditions of the Rights Agreement as it may then be in effect.

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

Stockholder Rights Plan. On May 6, 1993, a rights plan (the "Rights Agreement") was adopted pursuant to which the Corporation declared a distribution of one right (the "Rights") upon each share of common stock. The Rights, which are intended to protect the Corporation and its stockholders in the event of an unsolicited attempt to acquire the Corporation, generally become exercisable 10 days following the announcement of the acquisition of 20% or more of the outstanding common stock by someone other than the Corporation or one of its employee benefit plans (10% in the case of an acquisition that the Corporation's Board of Directors determines to represent a threat of acquisition not in the best interests of the Corporation's stockholders) or 10 business days after commencement of a tender offer for 30% or more of the outstanding common stock. When exercisable, each of the Rights entitles the registered holder to purchase one-hundredth of a share of a junior participating preferred stock, series C, $1.00 par value per share, at a price of $35 per one-hundredth of a preferred share, subject to adjustment. The Rights also provide for a so-called "flip-in" feature and an exchange feature.

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


15. Industry and Geographic Segments

Transactions between industry and geographic segments are accounted for at transfer prices that are approximately equal to market value. Intercompany transfers between industry and geographic segments are not material. Eliminations reflect intercompany sales between industry segments. No single customer accounted for 10% or more of consolidated net sales. Export sales to foreign unaffiliated customers represent less than 10% of consolidated net sales. Segment operating profit (loss) includes all costs and expenses directly related to the segment involved and an allocation of expenses that benefit more than one segment. Segment operating profit (loss) also includes the noncash amortization of excess reorganization value, which had the impact of reducing operating profit and identifiable assets for North American Gypsum and Worldwide Ceilings.

Corporate identifiable assets include the assets of USG Funding, which represent the outstanding balances of receivables purchased from U.S. Gypsum and USG Interiors, net of reserves. As of December 31, 1997, 1996 and 1995, such receivables, net of reserves, amounted to $128 million, $121 million and $110 million, respectively, including $95 million, $89 million and $78 million purchased from U.S. Gypsum and $33 million, $32 million and $32 million purchased from USG Interiors as of the respective dates.


                                                  USG CORPORATION

Industry Segments
                                                    North
                                                  American     Worldwide
(millions)                                         Gypsum      Ceilings    Corporate   Eliminations    Total
------------------------------------------------------------------------------------------------------------

1997
----
Net sales...................................     $  2,338     $    634     $      -     $    (98)    $  2,874
Amortization of excess reorganization value.           62           65            -            -          127
Operating profit (loss).....................          429           (1)         (49)           -          379
Depreciation, depletion and amortization....           48           17            5            -           70
Capital expenditures........................          126           45            1            -          172
Identifiable assets.........................        1,247          398          289           (8)       1,926

1996
----
Net sales...................................        2,067          612            -          (89)       2,590
Amortization of excess reorganization value.           82           87            -            -          169
Operating profit (loss).....................          291          (44)         (39)           -          208
Depreciation, depletion and amortization....           44           15            6            -           65
Capital expenditures........................           63           56            1            -          120
Identifiable assets.........................        1,161          478          230           (5)       1,864

1995
----
Net sales...................................        1,924          609            -          (89)       2,444
Amortization of excess reorganization value.           82           87            -            -          169
Operating profit (loss).....................          262          (34)         (38)           -          190
Depreciation, depletion and amortization....           42           14           11            -           67
Capital expenditures........................           96           49            2            -          147
Identifiable assets.........................        1,157          531          243           (4)       1,927

Geographic Segments

                                                                                          Transfers
                                                                                           Between
                                                   United                      Other     Geographic
(millions)                                         States       Canada        Foreign       Areas        Total
--------------------------------------------------------------------------------------------------------------
1997
----
Net sales...................................     $  2,570     $    184     $    251     $   (131)    $  2,874
Amortization of excess reorganization value.          101           14           12            -          127
Operating profit............................          356            9           14            -          379
Depreciation, depletion and amortization....           57            8            5            -           70
Capital expenditures........................          136           30            6            -          172
Identifiable assets.........................        1,610          178          138            -        1,926

1996
----
Net sales...................................        2,319          169          242         (140)       2,590
Amortization of excess reorganization value.          135           18           16            -          169
Operating profit (loss).....................          209            1           (2)           -          208
Depreciation, depletion and amortization....           53            6            6            -           65
Capital expenditures........................          102           13            5            -          120
Identifiable assets.........................        1,518          177          169            -        1,864

1995
----
Net sales...................................        2,161          155          246         (118)       2,444
Amortization of excess reorganization value.          135           18           16            -          169
Operating profit (loss).....................          191           (3)           2            -          190
Depreciation, depletion and amortization....           56            6            5            -           67
Capital expenditures........................          123           19            5            -          147
Identifiable assets.........................        1,594          146          187            -        1,927

16. Litigation

Asbestos and Related Insurance Litigation. One of the Corporation's subsidiaries, U.S. Gypsum, is among many defendants in lawsuits arising out of the manufacture and sale of asbestos-containing materials. U.S. Gypsum sold certain asbestos-containing products beginning in the 1930s; in most cases, the products were discontinued or asbestos was removed from the formula by 1972, and no asbestos-containing products were sold after 1977. Some of these lawsuits seek to recover compensatory and in many cases punitive damages for costs associated with the maintenance or removal and replacement of asbestos-containing products in buildings (the "Property Damage Cases"). Others seek compensatory and in many cases punitive damages for personal injury allegedly resulting from exposure to asbestos-containing products (the "Personal Injury Cases").

Property Damage Cases. U.S. Gypsum is a defendant in 16 Property Damage Cases, many of which involve multiple buildings. One of the cases is a conditionally certified class action comprised of all colleges and universities in the United States, which certification is presently limited to the resolution of certain allegedly "common" liability issues (Central Wesleyan College v. W.R. Grace & Co., et al., U.S.D.C. S.C.). Another class action, brought on behalf of various public entities in the state of Texas, was settled in August 1997. The settlement amount will be paid over the next 12 months and will be partially funded by insurance. Sixteen additional property damage claims have been threatened against U.S. Gypsum.

Results to Date: In total, U.S. Gypsum has settled approximately 110 Property Damage Cases involving 240 plaintiffs, in addition to four class action settlements. Twenty-four cases have been tried to verdict, 16 of which were won by U.S. Gypsum and five lost; three other cases, one won at the trial level and two lost, were settled during appeals. In the cases lost, compensatory damage awards against U.S. Gypsum have totaled $11.5 million. Punitive damages totaling $5.5 million were entered against U.S. Gypsum in four trials. Two of the punitive damage awards, totaling $1.45 million, were paid, and two were settled during the appellate process.

In 1997, one Property Damage Case was filed against U.S. Gypsum, three cases were dismissed before trial, six were settled, one closed case was reopened, and 16 were pending at year end. U.S. Gypsum expended $7.8 million for the defense and resolution of Property Damage Cases and received insurance payments of $15.5 million in 1997. During 1996, two Property Damage Cases were filed against U.S. Gypsum, three cases were dismissed before trial, eight were settled, and 23 were pending at year end; U.S. Gypsum expended $33.4 million for the defense and resolution of Property Damage Cases in 1996 and received insurance payments of $84 million. In 1995, three Property Damage Cases were filed against U.S. Gypsum, seven cases were dismissed before trial, three were settled, two were closed following trial or appeal, and 32 were pending at year end. U.S. Gypsum expended $36 million for the defense and resolution of Property Damage Cases and received insurance payments of $48.6 million in 1995. A substantial portion of the insurance payments received during the years 1995 through 1997 constituted reimbursement for amounts expended in connection with Property Damage Cases in prior years.

U. S. Gypsum's estimated cost of resolving pending Property Damage Cases is discussed below. (See "Estimated Cost.")

Personal Injury Cases. U.S. Gypsum is also a defendant in approximately 67,000 Personal Injury Cases pending at December 31, 1997, as well as an additional approximately 7,000 cases that have been settled but will be closed over time. Filings of new Personal Injury Cases totaled 23,500 claims in 1997, compared with 28,000 new claims in 1996 and 14,000 in 1995. U.S. Gypsum's average settlement cost for Personal Injury Cases over the past three years has been approximately $1,600 per claim, exclusive of defense costs. Management does not anticipate that the average settlement cost for currently pending claims will vary significantly from historical amounts, due largely to opportunities for block settlements of large numbers of claims and the apparently high percentage of asbestos personal injury claims that appear to have been brought by individuals with little or no physical impairment. However, other factors, including the possible insolvency of co-defendants, could have an adverse impact on settlement costs.

U.S. Gypsum is a member, together with 19 other former producers of asbestos-containing products, of the Center for Claims Resolution (the "Center"), which has assumed the handling of all Personal Injury Cases pending against U.S. Gypsum and the other members of the Center. Costs of defense and settlement are shared among the members of the Center pursuant to predetermined sharing formulae. Virtually all of U.S. Gypsum's personal injury liability and defense costs are paid by those of its insurance carriers that in 1985 signed an Agreement Concerning Asbestos-Related Claims (the "Wellington Agreement"), obligating them to provide coverage for the defense and indemnity costs incurred by U.S. Gypsum in Personal Injury Cases. Punitive damages have never been awarded against U.S. Gypsum in a Personal Injury Case; whether such an award would be covered by insurance under the Wellington Agreement would depend on state law and the terms of the individual policies.

U. S. Gypsum and the Center were parties to a class action settlement known as "Georgine" that would have required most future Personal Injury Cases to be resolved through an administrative system and provided prescribed levels of benefits based on the nature of the claimants' physical impairment. However, on June 25, 1997, the Supreme Court affirmed a May 1996 ruling by a federal appellate court finding that class certification in Georgine was improper (Amchem Products, Inc. v. Windsor, Case No. 96-270). Since the invalidation of the Georgine settlement, U.S. Gypsum and the other Center members have been named in a substantial number of additional Personal Injury Cases. The defendants in Georgine, including U.S. Gypsum, have stated their intention to pursue another claims-handling vehicle that would serve as an alternative to the tort system, although there can be no assurance that such an alternative can be found and implemented.

During 1997, approximately 23,500 Personal Injury Cases were filed against U.S. Gypsum, approximately 5,000 claims were refiled or amended to add U.S. Gypsum as a defendant, and approximately 14,000 were settled or dismissed. U.S. Gypsum incurred expenses of $31.6 million in 1997 with respect to Personal Injury Cases, of which $27.2 million is being paid by insurance. During 1996, approximately 28,000 Personal Injury Cases were filed against U.S. Gypsum, and approximately 20,000 were settled or dismissed. U.S. Gypsum incurred expenses of $28.6 million in 1996 with respect to Personal Injury Cases, of which $21.6 million was paid by insurance. (The reduction in the portion of the cost paid by insurance in 1996 was attributable to the impact of certain insurer insolvencies.) During 1995, approximately 13,000 Personal Injury Cases were filed against U.S. Gypsum, and 17,600 were settled or dismissed. U.S. Gypsum incurred expenses of $32.1 million in 1995 with respect to Personal Injury Cases, of which $30.9 million was paid by insurance. As of December 31, 1997, 1996 and 1995, approximately 74,000, 59,600 and 50,000 Personal Injury Cases, respectively, were pending against U.S. Gypsum.

U. S. Gypsum's estimated cost of resolving the pending Personal Injury Cases is discussed below. (See "Estimated Cost.")

Insurance Coverage Action. U.S. Gypsum sued its insurance carriers in 1983 to obtain coverage for asbestos cases (the "Coverage Action") and has settled all disputes with 12 of its 17 solvent carriers. As of December 31, 1997, after deducting insolvent coverage and insurance paid out to date, approximately $325 million of potential insurance remained, including approximately $140 million of insurance from five carriers that have agreed, subject to certain limitations and conditions, to cover both property damage and personal injury costs; $140 million from two carriers that have agreed, subject to certain limitations and conditions, to cover personal injury but not yet property damage; and approximately $45 million from three carriers that have not yet agreed to cover either. U.S. Gypsum is attempting to negotiate a resolution of the Coverage Action with the five remaining defendant carriers but may be required to litigate additional issues in its effort to secure the contested coverage.

During 1995 and 1996, following an Illinois Appellate Court ruling awarding U.S. Gypsum coverage for Property Damage Cases, several carriers paid U.S. Gypsum approximately $133 million as reimbursement for past property damage costs. These amounts were added to U.S. Gypsum's reserve for asbestos costs (discussed below).

Aggregate insurance payments exceeded U.S. Gypsum's total expenditures for all asbestos-related matters, including property damage, personal injury, insurance coverage litigation and related expenses, by $2.3 million for 1997, $41 million in 1996 and $10 million in 1995, due primarily to nonrecurring reimbursement for amounts expended in prior years.

Insolvent Carriers: Four of U.S. Gypsum's domestic insurance carriers, as well as underwriters of portions of various policies issued by Lloyds and other London market companies, providing a total of approximately $106 million of coverage, are insolvent. Because these policies would already have been consumed by U.S. Gypsum's asbestos expenses to date if the carriers had been solvent, the insolvencies will not adversely affect U.S. Gypsum's coverage for future asbestos-related costs. However, U.S. Gypsum is pursuing claims for reimbursement from the insolvent estates and other sources and expects to recover a presently indeterminable portion of the policy amounts from these sources. In February 1997, U.S. Gypsum was paid approximately $11 million by the receiver for one of the insolvent carriers.

Estimated Cost. The asbestos litigation involves numerous uncertainties that affect U.S. Gypsum's ability to estimate reliably its probable liability in the Personal Injury and Property Damage Cases. In the Property Damage Cases, such uncertainties include the identification and volume of asbestos-containing products in the buildings at issue in each case, which is often disputed; the claimed damages associated therewith; the viability of statute of limitations, product identification and other defenses, which varies depending upon the facts and jurisdiction of each case; the amount for which such cases can be resolved, which has normally (but not uniformly) been substantially lower than the claimed damages; and the viability of claims for punitive and other forms of multiple damages. Uncertainties in the Personal Injury Cases include the number, characteristics and venue of Personal Injury Cases that are filed against U.S. Gypsum; the Center's ability to continue to negotiate pretrial settlements at historical or acceptable levels; the level of physical impairment of claimants; the viability of claims for punitive damages; and the Center's ability to develop an alternate claims-handling vehicle that retains the key benefits of Georgine. As a result, any estimate of U.S. Gypsum's liability, while based upon the best information currently available, may not be an accurate prediction of actual costs and is subject to revision as additional information becomes available and developments occur.

Currently Pending Cases: Subject to the above uncertainties and based in part on information provided by the Center, U.S. Gypsum estimates that it is probable that currently pending Property Damage and Personal Injury Cases can be resolved for an amount totaling between $200 million and $265 million, including defense costs. These amounts are expected to be expended over the next three to five years. Significant insurance funding is available for these costs, as detailed below.

Future Cases: U.S. Gypsum is unable to reasonably estimate the cost of resolving Property Damage Cases and Personal Injury Cases that will be filed in the future. The company anticipates that few additional Property Damage Cases will be filed, as a result of the operation of statutes of limitations and the impact of certain other factors, although it is possible that any cases that are filed may seek substantial damages. It is anticipated that Personal Injury Cases will continue to be filed in substantial numbers for the foreseeable future, although the percentage of such cases filed by claimants with little or no physical impairment is expected to remain high. However, the company does not believe that the number and severity of future cases can be predicted with sufficient accuracy to provide the basis for a reasonable estimate of the liability that will be associated with such cases.

Accounting for Asbestos Liability: As of December 31, 1997, U.S. Gypsum had reserved $200 million for liability from pending Property Damage and Personal Injury Cases (equaling the lower end of the estimated range of costs provided above). U.S. Gypsum had a corresponding receivable from insurance carriers of approximately $160 million, the estimated portion of the reserved amount that is expected to be paid or reimbursed by committed insurance. Additional amounts may be reimbursed by insurance depending upon the outcome of litigation and negotiations relating to insurance that is presently disputed.

U.S. Gypsum had an additional reserve of $110 million as of December 31, 1997, that was available for future asbestos liabilities and asbestos-related expenses. The company continues to accrue $18 million per year for asbestos costs, and will periodically compare its estimates of liability to then-existing reserves and available insurance assets and adjust its reserves as appropriate. It is possible that U.S. Gypsum will determine in the future that additional charges to results of operations are necessary, although whether additional charges will be required and, if so, the timing and amount of such charges, cannot presently be predicted.

Conclusion. The above estimates and reserves will be re-evaluated periodically as additional information becomes available. It is possible that additional charges to earnings may be necessary in the future if the amounts reflected above prove insufficient in light of future events, and that any such charge could be material to results of operations in the period in which it is taken. However, it is management's opinion, taking into account all of the above information and uncertainties, including currently available information concerning U.S. Gypsum's liabilities, reserves and probable insurance coverage, that the asbestos litigation will not have a material adverse effect on the liquidity or consolidated financial position of the Corporation.

Environmental Litigation. The Corporation and certain of its subsidiaries have been notified by state and federal environmental protection agencies of possible involvement as one of numerous "potentially responsible parties" in a number of so-called "Superfund" sites in the United States. In most of these sites, the involvement of the Corporation or its subsidiaries is expected to be minimal. The Corporation believes that appropriate reserves have been established for its potential liability in connection with all Superfund sites but is continuing to review its accruals as additional information becomes available. Such reserves take into account all known or estimated costs associated with these sites, including site investigations and feasibility costs, site cleanup and remediation, legal costs, and fines and penalties, if any. In addition, environmental costs connected with site cleanups on USG-owned property are also covered by reserves established in accordance with the foregoing. The Corporation believes that neither these matters nor any other known governmental proceeding regarding environmental matters will have a material adverse effect upon its earnings or consolidated financial position.

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

William C. Foote
Chairman and Chief Executive Officer

Richard H. Fleming
Senior Vice President and Chief Financial Officer

Raymond T. Belz
Vice President and Controller

                          REPORT OF INDEPENDENT PUBLIC
                                   ACCOUNTANTS


To the Stockholders and Board of Directors of USG Corporation:
     We have audited the accompanying consolidated balance sheets of USG Corporation and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of earnings and cash flows for the years ended December 31, 1997, 1996 and 1995. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of USG Corporation and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for the years ended December 31, 1997, 1996 and 1995, in conformity with generally accepted accounting principles.




/s/ Arthur Andersen LLP
-----------------------
ARTHUR ANDERSEN LLP
Chicago, Illinois

January 22 , 1998

                                                  USG CORPORATION
                                   SELECTED QUARTERLY FINANCIAL DATA (unaudited)
                                         (millions, except per share data)


                                     First           Second             Third            Fourth            Total
                                    Quarter          Quarter           Quarter           Quarter           Year
                                    -------          -------           -------           -------           ----
     1997
     ----
     Net sales.................  $      673        $      723        $      757       $      721        $    2,874
     Gross profit..............         177               202               210              198               787
     Operating profit (a)......          69                88                97              125               379
     Net earnings (a)..........          15                27                34               72               148
     Per common share:
       Net earnings (b) - basic        0.33              0.57              0.74             1.53              3.19
                        - diluted      0.32              0.55              0.70             1.45              3.03
       Price range  (c) - high       38.750            38.625            48.000           51.500            51.500
                        - low        30.000            29.875            35.750           41.375            29.875
     EBITDA....................         127               147               156              142               572


     1996
     ----
     Net sales.................         602               642               678              668             2,590
     Gross profit..............         131               160               179              175               645
     Operating profit (a)......          22                53                67               66               208
     Net earnings (loss) (a)...         (15)                4                13               13                15
     Per common share:
     Net earnings (loss)(b)- basic    (0.32)             0.09              0.27             0.28              0.32
                           - diluted  (0.32)             0.09              0.26             0.26              0.31
       Price range (c)     - high    30.500            29.000            29.875           34.500            34.500
                           - low     24.000            24.000            25.750           28.125            24.000
     EBITDA....................          79               110               125              123               437


(a) The noncash amortization of excess reorganization value, which had no tax impact, reduced operating profit and net earnings by approximately $42 million in each quarter during 1996 and in the first, second and third quarters of 1997. Excess reorganization value, which was established in connection with a financial restructuring in 1993, was scheduled to be amortized through April 1998. However, in the third quarter of 1997, the remaining balance of $83 million was offset by the elimination of a valuation allowance.

(b) Basic earnings per common share were calculated using average shares outstanding during the period. Diluted earnings per common share were calculated using average shares and common stock equivalents outstanding during the period. Consequently, the sum of the four quarters is not necessarily additive to the total for the year.

(c) Stock price ranges are for transactions on the New York Stock Exchange (trading symbol USG), which is the principal market for these securities. Stockholders of record as of January 31, 1998: Common - 4,704; Preferred - none.

                                                  USG CORPORATION
                                         FIVE-YEAR SUMMARY (a) (unaudited)
                                   (dollars in millions, except per share data)



                                                                                                  May 7    January 1
                                                            Years ended December 31,             through    through
                                                            ------------------------            December 31   May 6,
                                                       1997       1996       1995       1994       1993       1993
                                                       ----       ----       ----       ----       ----       ----
Earnings Statement Data:
Net sales........................................  $   2,874  $   2,590  $   2,444  $   2,290  $   1,325  $    591
Gross profit.....................................        787        645        603        517        263       109
Selling and administrative expenses..............        281        268        244        244        149        71
Amortization of excess reorganization value......        127        169        169        169        113         -
Operating profit.................................        379        208        190        104          1        38
Interest expense.................................         60         75         99        149         92        86
Interest income..................................        (3)         (2)        (6)       (10)        (4)       (2)
Other expense (income), net......................         2           3         32          3         (8)        6
Reorganization items.............................         -           -          -          -          -      (709)
Earnings (loss) before extraordinary items
   and changes in accounting principles..........       148          15        (32)       (92)      (108)      640
Extraordinary gain (loss), net of taxes..........         -           -          -          -        (21)      944
Cumulative effect of accounting changes..........         -           -          -          -          -      (150)
Net earnings (loss)..............................       148          15        (32)       (92)      (129)    1,434
Net earnings (loss) per common share (b):
   Basic.........................................      3.19        0.32      (0.71)     (2.14)     (3.46)
   Diluted.......................................      3.03        0.31      (0.71)     (2.14)     (3.46)

Balance Sheet Data (as of the end of the period):
Working capital .................................       264         159        167        311        185       271
Current ratio....................................      1.70        1.41       1.46       1.83       1.41      2.02
Property, plant and equipment, net...............       982         887        842        755        754       767
Total assets.....................................     1,926       1,864      1,927      2,173      2,195     2,234
Total debt (c)...................................       620         772        926      1,149      1,531     1,556
Total stockholders' equity (deficit).............       147         (23)       (37)        (8)      (134)        4

Other Information:
EBITDA...........................................       572         437        417        325        155        63
Capital expenditures.............................       172         120        147         64         29        12
Gross margin %...................................      27.4        24.9       24.7       22.6       19.8      18.4
EBITDA margin %..................................      19.9        16.9       17.1       14.2       11.7      10.7
Market value per common share (b)................     49.00       38.88      30.00      19.50      29.25
Average number of employees......................    13,000      12,500     12,400     12,300     11,900    11,750


(a) Due to a financial restructuring and implementation of fresh start accounting, financial statements for periods subsequent to May 6, 1993, are not comparable to financial statements for periods through that date. Accordingly, a vertical line has been added to separate such information.

(b) Per share information for the period of January 1 through May 6, 1993, was omitted because, as a result of the financial restructuring and implementation of fresh start accounting, it is not meaningful. Market value per common share reflects the closing stock price on December 31 of the applicable year.

(c) Total debt is shown at principal amounts for all periods presented. The carrying amounts of total debt (net of unamortized reorganization discount) as reflected on the Corporation's balance sheets were $755 million, $907 million, $1,122 million, $1,476 million and $1,461 million as of December 31, 1996, 1995, 1994 and 1993, and May 6, 1993, respectively.