Form 10-K405, Exhibit 13
period 1998-12-31
USG CORP
filed 1999-03-01
CIK 757011

EXHIBIT 13


                                 USG CORPORATION
                                FINANCIAL REVIEW

                                                                                                      Page

                  MANAGEMENT'S DISCUSSION AND ANALYSIS                                                33

                  CONSOLIDATED FINANCIAL STATEMENTS
                  Statement of Earnings                                                               42
                  Balance Sheet                                                                       43
                  Statement of Cash Flows                                                             44
                  Statements of Stockholders' Equity and Comprehensive Income                         45

                  NOTES TO FINANCIAL STATEMENTS
                  1.  Significant Accounting Policies                                                 46
                  2.  Earnings Per Share                                                              48
                  3.  Common Stock                                                                    48
                  4.  Debt                                                                            49
                  5.  Financing Arrangements                                                          50
                  6.  Financial Instruments and Risk Management                                       50
                  7.  Purchase of Subsidiary Minority Interest                                        51
                  8.  Inventories                                                                     51
                  9.  Property, Plant and Equipment                                                   51
                  10. Leases                                                                          51
                  11. Income Taxes                                                                    52
                  12. Employee Retirement Plans                                                       53
                  13. Stock-Based Compensation                                                        54
                  14. Segments                                                                        55
                  15. Litigation                                                                      56



                  REPORT OF MANAGEMENT

                  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                            60

                  SELECTED QUARTERLY FINANCIAL DATA                                                   61

                  FIVE-YEAR SUMMARY                                                                   62

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Consolidated Results

NET SALES

USG's net sales in 1998 were a record $3.13 billion, up 9% from $2.87 billion in 1997. Conditions in all segments of the U.S. construction industry were favorable in 1998. The highest level of U.S. housing starts in more than a decade and continued growth of repair and remodel activity led to record shipments and selling prices of SHEETROCK brand gypsum wallboard. Strong demand from the nonresidential construction market produced record shipments of ceiling tile and DONN brand suspension grid. These results reflect a continuation of the favorable trends experienced in 1997, when net sales increased 11% versus 1996.

A bar chart entitled "Net Sales (millions of dollars)" on page 17 of the Annual Report to Stockholders shows that for the years 1996, 1997 and 1998, the Corporation had net sales of $2,590 million, $2,874 million and $3,130 million, respectively.

GROSS PROFIT

Gross profit as a percentage of net sales was 28.2% in 1998, compared with 27.4% in 1997 and 24.9% in 1996. Gross margins improved in 1998 and 1997 primarily due to higher selling prices and lower unit costs each year for SHEETROCK brand wallboard.

SELLING AND ADMINISTRATIVE EXPENSES

Selling and administrative expenses increased to $299 million in 1998, from $281 million in 1997 and $268 million in 1996. However, selling and administrative expenses as a percent of net sales improved to 9.6% in 1998, from 9.8% in 1997 and 10.3% in 1996. The increase in expense dollars in 1998 primarily relates to marketing programs and information technology initiatives. The increase in 1997 versus 1996 primarily reflects higher levels of expenses related to incentive compensation and benefits as well as costs to consolidate and upgrade customer service functions for the gypsum and ceilings businesses.

AMORTIZATION OF EXCESS REORGANIZATION VALUE

The noncash, no-tax-impact amortization of excess reorganization value, which concluded September 30, 1997, reduced operating profit by $127 million in 1997 and by $169 million in 1996. Excess reorganization value was established in connection with USG's 1993 financial restructuring that was accounted for using the principles of fresh start accounting. See "Note 11. Income Taxes" for additional information related to this amortization.

INTEREST  EXPENSE

Interest expense declined in 1998 and 1997 as a result of debt reduction. Interest expense of $53 million in 1998 was down 12% from $60 million in 1997. This followed a 20% decrease in 1997 from $75 million in 1996.

INCOME TAXES

Income tax expense amounted to $202 million in 1998, compared with $172 million in 1997 and $117 million in 1996. In 1997 and 1996, the Corporation's income tax expense was computed based on pretax earnings excluding the amortization of excess reorganization value, which was not deductible for income tax purposes. The Corporation's effective tax rates for 1998, 1997 and 1996 were 37.8%, 53.9% and 88.9%, respectively. Excluding the amortization of excess reorganization value, the Corporation's 1997 and 1996 effective tax rates were 38.6% and 38.9%, respectively. See "Note 11. Income Taxes" for additional information.

NET EARNINGS

Net earnings in 1998 were a record $332 million. Diluted earnings per share were $6.61. In 1997, net earnings of $148 million, or $3.03 per diluted share, were net of the amortization of excess reorganization value of $127 million, or $2.60 per diluted share. In 1996, net earnings amounted to $15 million, or $0.31 per diluted share. These results were net of the amortizations of excess reorganization value of $169 million and reorganization debt discount of $1 million, which together reduced 1996 net earnings by $170 million, or $3.58 per diluted share.

EBITDA

EBITDA represents earnings before interest, taxes, depreciation, depletion, amortization and certain other income and expense items. Because of the effect on earnings of the amortization of excess reorganization value through September 30, 1997, USG reports EBITDA to facilitate comparisons of current and historical results. EBITDA is also helpful in understanding cash flow generated from operations that is available for taxes, debt service and capital expenditures. EBITDA should not be considered by investors as an alternative to net earnings as an indicator of USG's operating performance or to cash flows as a measure of its overall liquidity.

EBITDA of $659 million in 1998 represented a 15% increase versus $572 million in 1997. This followed a 31% increase in 1997 from $437 million in 1996.

A bar chart entitled "EBITDA (millions of dollars)" on page 17 of the Annual Report to Stockholders shows that for the years 1996, 1997 and 1998, the Corporation had EBITDA of $437 million, $572 million and $659 million, respectively.

Core Business Results

(millions)                                          Net Sales                                   EBITDA
----------                                          ---------                                   ------
                                          1998         1997          1996           1998         1997         1996
                                          ----         ----          ----           ----         ----         ----

North American Gypsum:
U.S. Gypsum Company                   $   1,721    $   1,565    $    1,390      $   533      $   458      $    347
L&W Supply Corporation                    1,103          981           841           44           36            29
CGC Inc. (gypsum)                           145          124           114           25           20            16
Other subsidiaries                           95           95            83           28           28            25
Eliminations                               (488)        (427)         (361)          (1)          (3)            -
                                         ------       ------        ------       ------       ------        ------
Total                                     2,576        2,338         2,067          629          539           417
                                         ------       ------        ------       ------       ------        ------

Worldwide Ceilings:
USG Interiors, Inc.                         446          425           398           66           65            53
USG International                           237          229           228           13           13             2
CGC Inc. (ceilings)                          37           34            30            4            3             3
Eliminations                                (63)         (54)          (44)           -            -             -
                                         ------       ------        ------       ------       ------        ------
Total                                       657          634           612           83           81            58
                                         ------       ------        ------       ------       ------        ------

Corporate                                     -            -             -          (53)         (48)          (38)
Eliminations                               (103)         (98)          (89)           -            -             -
                                         ------       ------        ------       ------       ------        ------
Total USG Corporation                     3,130        2,874         2,590          659          572           437

NORTH AMERICAN  GYPSUM

Net sales in 1998 were $2.58 billion, up 10% from $2.34 billion in 1997. EBITDA in 1998 was $629 million, up 17% from $539 million in 1997. Net sales and EBITDA in 1997 increased 13% and 29%, respectively, versus 1996.

A bar chart entitled "Net Sales (millions of dollars)" on page 18 of the Annual Report to Stockholders shows that for the years 1996, 1997 and 1998, North American Gypsum had net sales of $2,067 million, $2,338 million and $2,576 million, respectively. A bar chart entitled "EBITDA (millions of dollars)" shows that for the years 1996, 1997 and 1998, North American Gypsum had EBITDA of $417 million, $539 million and $629 million, respectively.

United States Gypsum Company: Strong results in 1998 for U.S. Gypsum primarily reflect records for average price and shipments of SHEETROCK brand gypsum wallboard. The average selling price of SHEETROCK brand wallboard in 1998 was $129.50 per thousand square feet, up 6% compared with the 1997 average price of $122.65. The average price in 1996 was $110.56. Shipments of SHEETROCK brand wallboard totaled 8.8 billion square feet in 1998, compared with 8.4 billion square feet in 1997 and 8.0 billion square feet in 1996. In addition, shipments of SHEETROCK brand joint compound and DUROCK brand cement board set records in 1998. U.S. Gypsum's manufacturing costs for SHEETROCK brand wallboard were lower in 1998 largely due to lower prices for wastepaper, the primary raw material of wallboard paper. Comparing 1997 with 1996, lower unit costs were largely the result of improved operating efficiencies resulting from cost-reduction projects implemented in those years. U.S. Gypsum's plants operated at 100% of capacity in 1998, compared with the estimated average rate of 99% for the U.S. wallboard industry.

L&W Supply Corporation: Net sales for L&W Supply, the leading specialty building products distribution business in the United States, exceeded $1.1 billion, establishing a new record. This performance reflects record sales of wallboard and complementary building materials. EBITDA for L&W Supply has improved significantly in each of the past three years as a result of gross profit improvements for all of its product lines. In 1998, L&W Supply added a net 11 locations, bringing the total to a record 187. In addition, L&W Supply's market representation increased to 36 states from 34.

CGC Inc.: The gypsum business of USG's principal Canadian subsidiary experienced improved net sales and EBITDA in both 1998 and 1997. These trends reflect higher SHEETROCK brand wallboard selling prices and increased wallboard shipments in Canada and exports to the United States.

WORLDWIDE CEILINGS

Net sales in 1998 were $657 million, up 4% from $634 million in 1997. EBITDA in 1998 was $83 million, compared with $81 million in 1997. Record shipments of ceiling tile and DONN brand suspension grid were attributable to strong demand in the U.S. nonresidential market (both new construction and renovation) and favorable demand in Western Europe and Latin America. USG's international sales, which are primarily concentrated in Western Europe, have not been materially affected by economic problems in Asia and Russia.

Comparing 1997 with 1996, net sales increased 4% to $634 million, while EBITDA increased 40% to $81 million. Adjusting for a $7 million charge taken in 1996 to improve operating efficiencies for USG's European businesses, EBITDA in 1997 increased 25%. The higher level of sales reflects improved sales of ceiling tile and DONN brand suspension grid. EBITDA in 1997 was favorably affected by higher volume and prices, reduced manufacturing costs and improved international operating efficiencies.

A bar chart entitled "Net Sales (millions of dollars)" on page 19 of the Annual Report to Stockholders shows that for the years 1996, 1997 and 1998, Worldwide Ceilings had net sales of $612 million, $634 million and $657 million, respectively. A bar chart entitled "EBITDA (millions of dollars)" shows that for the years 1996, 1997 and 1998, Worldwide Ceilings had EBITDA of $58 million, $81 million and $83 million, respectively.

Market Conditions and Outlook

Industry shipments of wallboard in the United States grew in 1998 to an estimated 28.2 billion square feet, a record level and a 6% rise from 1997. This increase was supported by growth in new residential construction and repair and remodel activity. Very strong demand from nonresidential construction was also a contributing factor.

Based on preliminary data issued by the U.S. Bureau of the Census, U.S. housing starts in 1998 were an estimated 1.616 million units, up 10% over 1997. Although management believes that new residential construction may not maintain this high level in 1999, housing starts are expected to approximate the healthy pace of the past several years. Housing starts totaled 1.474 million units in 1997 and
1.477 million units in 1996.

The repair and remodel market is the fastest growing segment for USG and accounts for the second-largest portion of its sales. Opportunity from repair and remodel activity continued to grow in 1998, increasing approximately 7%. Sales of existing homes were a record 4.8 million units in 1998. Because many buyers remodel an existing home within 18 months of purchase, the residential repair and remodel market should be healthy over the next several years. Repair and remodel activity is expected to continue to account for an increasing proportion of USG's sales.

Sales of USG products to the nonresidential construction market increased in 1998 and are expected to remain strong in 1999. Future demand for USG products from new nonresidential construction is gauged by floor space for which contracts are signed. Installation of gypsum and ceilings products follows signing of the construction contract by about a year. Floor space for which contracts were signed rose 10% in 1997 and increased 5% in 1998, although segments that are most relevant to USG's business, such as offices, stores, hotels and motels, grew at a much higher rate.

Most of USG's sales outside of the United States come from Canada, Western Europe and Latin America. USG's exposure to the economic problems of Asia and Russia is small. Conditions in Canadian construction are expected to be positive in 1999, as is the outlook for Western Europe and Latin America, despite some economic uncertainties in each region.

Liquidity and Capital Resources

FINANCIAL STRATEGY

USG is executing a strategy to create future earnings growth through investment in its businesses and immediate returns to investors through dividends and share repurchases.

Earnings Growth: USG's plan for earnings growth includes: introducing new products and product platforms; improving service; strengthening its brands; adding capacity to serve growing customers and markets; renovating manufacturing capacity to make USG the undisputed low-cost producer; and expanding distribution. USG anticipates that these initiatives will also reduce the impact of cyclicality on its earnings.

Dividends: In September 1998, USG's board of directors voted to initiate a quarterly cash dividend of $0.10 per share, beginning in December 1998. This was the first cash dividend USG has paid since 1988.

Share Repurchases: USG has also begun a multiyear share-repurchase program, under which it will repurchase up to 5 million shares, or approximately 10% of USG's common stock currently outstanding. Share repurchases are being made in the open market or through privately negotiated transactions and are being financed with available cash from operations. As of December 31, 1998, USG had purchased 225,000 shares. See "Note 3. Common Stock" for additional information.

CAPITAL EXPENDITURES

Capital spending amounted to $309 million in 1998, compared with $172 million in 1997. As of December 31, 1998, capital expenditure commitments for the replacement, modernization and expansion of operations amounted to $481 million, compared with $363 million as of December 31, 1997. USG's capital expenditures program includes the following projects:

A bar chart entitled "Capital Spending (millions of dollars)" on page 21 of the Annual Report to Stockholders shows that for the years 1996, 1997 and 1998, USG had capital spending of $120 million, $172 million and $309 million, respectively.

Wallboard Capacity Modernization and Expansion: As a major part of USG's earnings growth strategy, U.S. Gypsum is replacing high-cost wallboard capacity with new, low-cost plants and lines. These projects also will add a net 2 billion square feet of capacity to serve growing markets and customers in five regions of the United States.

In the Southeast, construction of a new plant in Bridgeport, Ala., is nearly complete. This facility, which will manufacture SHEETROCK brand wallboard using 100% synthetic gypsum, is expected to begin operation in the second quarter of 1999.

In the Midwest, U.S. Gypsum is building a new production line for SHEETROCK brand wallboard at its East Chicago, Ind., plant. This new line is scheduled for startup in the fourth quarter of 1999.

In the Northeast, ground was broken in 1998 for a new wallboard plant in Aliquippa, Pa. The Aliquippa plant will manufacture SHEETROCK brand wallboard using 100% synthetic gypsum. Construction of this facility is expected to be completed in early 2000.

In September 1998, U.S. Gypsum announced the following two projects, one in the Northwest and one in the Southwest, both of which are expected to be fully operational in 2001.

In the Northwest, a new facility to be located in Rainier, Ore., will include a 142,000-square-foot manufacturing plant and a 247,000-square-foot distribution center. The facility will serve the wallboard needs of the northwestern United States and western Canada. A significant portion of the new capacity provided by this plant will replace existing USG shipments into the region from plants as far away as Iowa, Texas and Ontario, Canada.

In the Southwest, a new production line at U.S. Gypsum's plant in Plaster City, Calif., will provide annual capacity of 700 million square feet of wallboard and replace a 41-year-old, high-cost production line.

Gypsum  Fiber  Project:  Construction  continues  on a facility  to  manufacture
FIBEROCK brand gypsum fiber panels, USG's newest product platform. This production line, which is being built at the Gypsum, Ohio, wallboard plant, is scheduled for startup in the third quarter of 1999. It will complement the gypsum fiber panel plant in Port Hawkesbury, Nova Scotia, acquired in 1997.

Cost-Reduction Projects: Additional capital investments include cost-reduction projects such as the installation of stock-cleaning equipment to utilize lower grades of recycled paper and process control upgrades to improve raw material usage and operating efficiencies.

Ceiling Tile Capacity Modernization: A project that replaced two old production lines with one modern, high-speed line at the ceiling tile plant in Cloquet, Minn., was completed during the first quarter of 1998. The startup of the new line occurred during the second quarter, and the new line is now fully operational.

WORKING CAPITAL

Working capital (current assets less current liabilities) as of December 31, 1998, amounted to $368 million, and the ratio of current assets to current liabilities was 1.9 to 1. As of December 31, 1997, working capital was $264 million, and the ratio of current assets to current liabilities was 1.7 to 1.

Receivables increased to $349 million as of December 31, 1998, from $297 million as of December 31, 1997. Inventories increased to $234 million from $208 million, and accounts payable rose to $157 million from $146 million. These variations reflect the increased level of business in 1998.

Cash and cash equivalents as of December 31, 1998, amounted to $152 million, an increase of $80 million from the December 31, 1997, level. During 1998, net cash flows from operating and financing activities were $374 million and $13 million, respectively, while net cash flows to investing activities were $307 million.

Net cash flows related to financing activities included cash proceeds of $40 million from the exercise of approximately 2.46 million warrants issued on May 6, 1993, in connection with a debt restructuring. Each warrant entitled the holder to purchase one share of USG common stock at a price of $16.14 any time prior to May 6, 1998. The proceeds from the exercises were added to the cash resources of the Corporation and used for general corporate purposes.

DEBT

Total debt  amounted to $596  million as of December  31,  1998,  down from $620 million as of year end 1997. During 1998, USG retired $67 million of 8.75% debentures, increased industrial revenue bonds by $38 million and increased seasonal foreign borrowings by $5 million.

USG intends to retire in 1999 the remaining $25 million of 8.75% debentures due 2017 and, therefore, has classified this debt as a current liability on its consolidated balance sheet.

A bar chart entitled "Total Debt (as of December 31 - millions of dollars)" on page 21 of the Annual Report to Stockholders shows that for the years 1996, 1997 and 1998, USG had total debt of $772 million, $620 million and $596 million, respectively.

AVAILABLE LIQUIDITY

The Corporation has additional liquidity available through several financing arrangements. Revolving credit facilities in the United States, Canada and Europe allow the Corporation to borrow up to an aggregate of $605 million (including a $125 million letter of credit subfacility in the United States), under which, as of December 31, 1998, outstanding revolving loans totaled $104 million and letters of credit issued and outstanding amounted to $20 million, leaving the Corporation with $481 million of unused and available credit.

The Corporation had additional borrowing capacity of $50 million as of December 31, 1998, under a revolving accounts receivable facility. See "Note 5. Financing Arrangements."

A shelf registration statement filed with the Securities and Exchange Commission allows the Corporation to offer from time to time debt securities, shares of preferred and common stock or warrants to purchase shares of common stock, all having an aggregate initial offering price not to exceed $300 million. As of the filing date of the Corporation's 1998 Annual Report on Form 10-K, no securities had been issued pursuant to this registration.

Other Matters

MARKET RISK

In the normal course of business, USG uses financial instruments, including fixed and variable rate debt, to finance its operations. In addition, USG uses derivative instruments to manage well-defined interest rate, energy cost and foreign currency exposures. USG does not use derivative instruments for trading purposes.

Interest Rate Risk: The table below provides information about USG's financial instruments that are sensitive to changes in interest rates, specifically debt obligations and interest rate swaps. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected (contractual) maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average variable rates are based on implied forward rates at the reporting date. The information is presented in U.S. dollar equivalents, which is USG's reporting currency.

(dollars in millions)                             Maturity Date
                      -----------------------------------------------------------------
                         1999       2000       2001       2002       2003    Thereafter        Total       Fair Value
                         ----       ----       ----       ----       ----    ----------        -----       ----------
Debt
U.S. Dollar:
Fixed rate            $    25           -   $   150   $      1          -   $       236      $   412       $     435
Average interest rate     8.8%          -       9.3%       7.1%         -           6.3%         7.2%
Variable rate               -           -         -   $     25    $    40   $        40      $   105       $     105
Average interest rate       -           -         -        5.7%       5.6%          5.6%         5.6%

Canadian Dollar:
Variable rate               -           -         -   $     69          -             -      $    69       $      69
Average interest rate       -           -         -        5.4%         -             -          5.4%

European Multicurrency Line:
Variable rate         $    10           -         -          -          -             -      $    10       $      10
Average interest rate     3.8%          -         -          -          -             -          3.8%

Interest Rate Swaps
U.S. Dollar:
Notional amount             -    $     25   $    80          -          -             -      $   105       $      (8)
Average pay rate            -         7.2%      8.2%         -          -             -          8.1%
Average receive rate        -         5.1%      5.2%         -          -             -          5.2%

Canadian Dollar:
Notional amount             -           -   $    26          -          -             -      $    26               -
Average pay rate            -           -       5.5%         -          -             -          5.5%
Average receive rate        -           -       5.0%         -          -             -          5.0%



Foreign Currency Exchange Risk: The table below summarizes USG's foreign currency forward contracts as of December 31, 1998. The table presents the notional amounts (in millions of U.S. dollar equivalents) and weighted average contract rates. All outstanding foreign currency forward contracts mature within 12 months.


   Currency             Currency             Notional        Contract
     Sold               Purchased             Value            Rate

British Pounds       Belgian Francs       $     8               56.25
Australian Dollars   New Zealand Dollars        1                1.20
U.S. Dollars         Canadian Dollars          40                1.49
Australian Dollars   U.S. Dollars               3                0.64
Singapore Dollars    U.S. Dollars               1                1.60
Belgian Francs       U.S. Dollars               7               33.95

Commodity Price Risk: USG uses natural gas swap contracts to manage price exposure on anticipated natural gas purchases. A sensitivity analysis has been prepared to estimate the potential loss in fair value of such instruments assuming a hypothetical 10% increase in market prices. The sensitivity analysis includes the underlying exposures that are being hedged. Based on the results of the sensitivity analysis, which may differ from actual results, USG's potential loss in fair value is $8 million.

See "Note 1. Significant Accounting Policies" and "Note 6. Financial Instruments and Risk Management" for additional information on USG's financial exposures.

STOCKHOLDER RIGHTS PLAN

On March 27, 1998, the Corporation approved the redemption of the preferred share purchase rights declared under a 10-year rights agreement adopted in May 1993 and adopted a new share purchase rights plan. The new plan is designed to strengthen the previous provisions assuring fair and equal treatment for all stockholders in the event of any unsolicited attempt to acquire USG. See "Note
3. Common Stock" for additional information.

YEAR 2000 COMPLIANCE

In 1996, USG began an evaluation of its computer-based systems to determine the extent of the modifications required to make those systems year 2000 compliant and to devise a plan to complete such modifications prior to January 1, 2000. The plan that was devised is divided into five phases: identification (a basic inventory of all systems), assessment, remediation, testing and completion. The plan encompasses all of USG's computer systems including mainframe, midrange, client server and desktop systems as well as all specialized control systems for plant operations or other facilities including those that are considered embedded systems. USG's mainframe systems are responsible for most of the information processing done by the Corporation and will receive a majority of the efforts dedicated to this project as well as a majority of the budget allocated to it.

Of the plan phases, identification and assessment are essentially completed, and the process of modification, encompassing the three phases of remediation, testing and completion, is substantially under way. As of December 31, 1998, approximately 84% of the planned modifications to USG's mainframe systems had been completed. The remaining 16% of the modifications are currently in the process of remediation, testing and completion and are expected to be completed by the second quarter of 1999. With respect to the midrange, client server and desktop systems, upgrading to these systems is expected to be completed by mid-1999. With respect to embedded systems, all operations have been assessed and remediation plans, where necessary, are under way. All necessary upgrades and remediation are scheduled for completion by the middle of 1999. For purposes of this description, embedded systems are intended to cover manufacturing plant control equipment and building information and mechanical systems such as telecommunication systems, HVAC, security systems and other monitoring equipment.

USG's  year  2000   compliance  plan  also  includes  an  analysis  of  critical third-party suppliers of material and services to determine their year 2000 compliance status. Virtually all critical suppliers to U.S. and Canadian operations have been surveyed regarding their compliance status. Any remaining unsurveyed critical suppliers and those supporting other operations will be contacted by early 1999. At this point, based on responses received to date, it is not possible to forecast whether there will be, or the extent of, any significant disruption due to third-party supplier failures. However, the plan contemplates that USG will be in ongoing contact with its critical suppliers through at least January 1, 2000, to assure that those suppliers either are able to continue to perform without disruption or where feasible are replaced by ones that can so perform. USG also has been in contact with most of its major customers on the status of each party's year 2000 compliance plans and expects to continue such information exchanges through January 1, 2000, in order to maintain those business relationships and to obtain updated information for its own ongoing contingency planning.

The cost of carrying out USG's compliance plan is currently estimated at $12 million. In the Corporation's third-quarter report for 1998, it was projected that by the end of the fourth quarter of 1998, 64% of the total budget would have been spent. Due to timing differences and decreases in the actual expenditures for certain items as compared to budget, the total amount incurred as of December 31, 1998, was actually 47%. The remainder will be spent in 1999, most of it in the first half.

At this time, USG expects to be internally compliant with respect to year 2000 issues by the middle of 1999. It is too soon to know whether it might experience significant disruptions due to year 2000 problems that affect the operating environment in which it conducts business such as disruptions to transportation, communications and electric power or other energy systems or due to other similar causes. However, the inability of USG or its critical suppliers and customers to effectuate solutions to their respective year 2000 issues on a timely and cost-effective basis may have a material adverse effect on USG.

In view of the uncertainties that USG faces with respect to year 2000 issues, it has begun to formulate contingency plans to provide for continuation of its operations in the event of possible year 2000 disruptions. It expects to complete an initial version of its contingency planning by midyear 1999, but its plans will be continually evaluated and modified as required by developments and circumstances that may emerge between now and January 1, 2000.

EURO CURRENCY CONVERSION

Effective January 1, 1999, 11 of the 15 countries that are members of the European Union introduced a new, single currency unit, the euro. Prior to full implementation of the new currency for the participating countries on January 1, 2002, there will be a three-year transition period during which parties may use either the existing currencies or the euro. However, during the transition period, all exchanges between currencies of the participating countries are required to be first converted through the euro.

USG has conducted a comprehensive analysis to address the euro currency issue. USG's efforts are focused on two phases. The first phase addresses USG's European operations during the transition period. The second phase covers the full conversion of these operations to the euro. The Corporation is ready for the transition period that began on January 1, 1999, and expects to be ready for the full conversion by January 1, 2001, one year ahead of the mandatory conversion date. USG also is prepared to deal with its critical suppliers and customers during the transition period and will communicate with them as appropriate. The Corporation does not expect the introduction of the euro currency to have a material adverse impact on its business, results of operations or financial position.

LEGAL CONTINGENCIES

One of the Corporation's subsidiaries, U.S. Gypsum, is a defendant in asbestos lawsuits alleging both property damage and personal injury. U.S. Gypsum historically has accrued $18 million annually for asbestos-related costs. In view of the high level of personal injury filings that followed the termination of the Georgine settlement, as discussed in "Note 15. Litigation," U.S. Gypsum accrued an additional $8 million in the fourth quarter of 1998. Although U.S. Gypsum expects that this increased level of accrual will continue to be necessary during 1999 and possibly longer, the amount of future periodic accruals will depend upon factors that include, but may not be limited to, the rate at which new asbestos-related claims are filed, the imposition of medical criteria through legislation or negotiated agreements, U.S. Gypsum's average settlement cost and the necessity of higher-cost settlements in particular jurisdictions. In addition, U.S. Gypsum will continue to evaluate whether its ultimate probable liability for future personal injury cases can be reasonably estimated. If such an estimate can be made, it is probable that additional charges to results of operations would be necessary, although whether such an estimate can be made and, if so, the timing and amount of the resulting charge to results of operations cannot presently be determined. However, the amount of the periodic and other charges described above could be material to results of operations in the period in which they are taken. The asbestos litigation is not expected to have a significant impact on the Corporation's liquidity or cash flows during 1999. See "Note 15. Litigation" for additional information on asbestos litigation.

The Corporation and certain of its subsidiaries have been notified by state and federal environmental protection agencies of possible involvement as one of numerous "potentially responsible parties" in a number of so-called "Superfund" sites in the United States. The Corporation believes that neither these matters nor any other known governmental proceeding regarding environmental matters will have a material adverse effect upon its results of operations or financial position. See "Note 15. Litigation" for additional information on environmental litigation.

Forward-Looking Statements

This report contains forward-looking statements related to management's expectations about future conditions. Actual business or other conditions may differ significantly from management's expectations and accordingly affect the Corporation's sales and profitability or other results. Actual results may differ due to factors over which the Corporation has no control, including economic activity such as new housing construction, interest rates and consumer confidence; competitive activity such as price and product competition; increases in raw material and energy costs; risk of disruption due to year 2000 issues such as those described above; euro currency issues such as the ability and willingness of third parties to convert affected systems in a timely manner and the actions of governmental agencies or other third parties; and the outcome of contested litigation. The Corporation assumes no obligation to update any forward-looking information contained in this report.

                                                  USG CORPORATION
                                         CONSOLIDATED STATEMENT OF EARNINGS




(dollars in millions, except per share data)                                Years Ended December 31,
                                                                  -------------------------------------------
                                                                         1998           1997            1996
                                                                  --------------  ------------   ------------

Net sales.......................................................  $        3,130  $      2,874   $      2,590
Cost of products sold...........................................           2,246         2,087          1,945
                                                                  --------------  ------------   ------------
Gross profit....................................................             884           787            645
   % of net sales...............................................            28.2          27.4           24.9
Selling and administrative expenses.............................             299           281            268
Amortization of excess reorganization value.....................               -           127            169
                                                                  --------------  ------------   ------------
Operating profit................................................             585           379            208
Interest expense................................................              53            60             75
Interest income.................................................              (5)           (3)            (2)
Other expense, net..............................................               3             2              3
                                                                  --------------  ------------   ------------
Earnings before income taxes....................................             534           320            132
Income taxes....................................................             202           172            117
                                                                  --------------  ------------   ------------
Net earnings ...................................................             332           148             15
                                                                  ==============  ============   ============
Net Earnings Per Common Share:
Basic...........................................................            6.81          3.19           0.32
                                                                  ==============  ============   ============
Diluted.........................................................            6.61          3.03           0.31
                                                                  ==============  ============   ============

The notes to financial statements are an integral part of this statement.

                                                  USG CORPORATION
                                            CONSOLIDATED BALANCE SHEET




(dollars in millions, except per share data)                                            As of December 31,
                                                                                -------------------------------
                                                                                     1998                1997
                                                                                ------------       ------------

Assets
Current Assets:
Cash and cash equivalents....................................................   $        152       $         72
Receivables (net of reserves of $18 and $17).................................            349                297
Inventories..................................................................            234                208
Current and deferred income taxes............................................             62                 63
                                                                                ------------       ------------
     Total current assets....................................................            797                640
                                                                                ------------       ------------
Property, plant and equipment, net...........................................          1,214                982
Other assets.................................................................            346                304
                                                                                ------------       ------------
     Total assets............................................................          2,357              1,926
                                                                                ============       ============

Liabilities and Stockholders' Equity
Current Liabilities:
Accounts payable.............................................................            157                146
Accrued expenses.............................................................            237                220
Notes payable................................................................             10                  -
Current portion of long-term debt............................................             25                 10
                                                                                ------------       ------------
     Total current liabilities...............................................            429                376
                                                                                ------------       ------------
Long-term debt...............................................................            561                610
Deferred income taxes........................................................            169                163
Other liabilities............................................................            680                630
Stockholders' Equity:
Preferred stock - $1 par  value;  authorized  36,000,000  shares;  $1.80 convertible preferred stock (initial series);
                  outstanding - none.........................................              -                  -
Common stock    - $0.10 par value; authorized 200,000,000 shares; outstanding
                  49,524,952 and 46,780,845 shares (after deducting 296,235
                  and 48,919 shares held in treasury)........................              5                  5
Treasury stock    ...........................................................            (10)                 -
Capital received in excess of par value......................................            317                258
Deferred currency translation................................................            (30)               (25)
Reinvested earnings (deficit)................................................            236                (91)
                                                                                ------------       ------------
     Total stockholders' equity .............................................            518                147
                                                                                ------------       ------------
     Total liabilities and stockholders' equity..............................          2,357              1,926
                                                                                ============       ============


The notes to financial statements are an integral part of this statement.

                                                 USG CORPORATION
                                       CONSOLIDATED STATEMENT OF CASH FLOWS



(millions)                                                                   Years Ended December 31,
                                                                  --------------------------------------------
                                                                       1998           1997            1996
                                                                  --------------  ------------   -------------

Operating Activities
Net earnings ...................................................  $          332  $        148   $          15
Adjustments to Reconcile Net Earnings to Net Cash:
   Amortization of excess reorganization value..................               -           127             169
   Depreciation, depletion and amortization.....................              81            70              65
   Current and deferred income taxes............................               7            (2)             (8)
   Net gain on asset dispositions...............................               -            -               (2)
(Increase) Decrease in Working Capital:
   Receivables..................................................             (52)          (23)            (28)
   Inventories..................................................             (26)          (23)            (10)
   Payables.....................................................              11             5              10
   Accrued expenses.............................................              17            20              14
(Increase) decrease in other assets.............................               6           (10)             (2)
Increase in other liabilities...................................               -            19              64
Other, net......................................................              (2)            1              (4)
                                                                  --------------  -------------   ------------
   Net cash from operating activities...........................             374           332             283
                                                                  --------------  -------------   ------------

Investing Activities
Capital expenditures............................................            (309)         (172)           (120)
Net proceeds from asset dispositions............................               2             2              10
Purchase of subsidiary minority interest........................               -             -             (49)
                                                                  --------------  -------------   ------------
   Net cash to investing activities ............................            (307)        (170)            (159)
                                                                  --------------  -------------   ------------

Financing Activities
Issuance of debt................................................              78           116              77
Repayment of debt...............................................            (107)         (265)           (231)
Short-term borrowings (repayments), net.........................               9            (3)              -
Issuances of common stock.......................................              48            18               4
Purchases of common stock.......................................             (10)            -               -
Cash dividends paid.............................................              (5)            -               -
                                                                  --------------  -------------   ------------
   Net cash from (to) financing activities......................              13          (134)           (150)
                                                                  --------------  -------------   ------------

Net Increase (Decrease) in Cash and Cash Equivalents............              80            28             (26)
Cash and cash equivalents at beginning of period................              72            44              70
                                                                  --------------  -------------   ------------
Cash and cash equivalents at end of period......................             152            72              44
                                                                  ==============  =============   ============

Supplemental Cash Flow Disclosures:
Interest paid...................................................              56            64              74
Income taxes paid...............................................             186           168             116


The notes to financial statements are an integral part of this statement.

                                                    USG CORPORATION
                      CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME



                                                                              Years Ended December 31,
                                                                  -------------------------------------------

(millions)                                                             1998           1997            1996
                                                                  -------------   ------------   ------------



Stockholders' Equity
Common Stock:
Balance at January 1..............................................$            5  $          5   $          5
Balance at December 31............................................             5             5              5
                                                                  --------------  ------------   ------------

Treasury Stock:
Balance at January 1..............................................             -             -              -
Purchases of common stock.........................................           (10)            -              -
                                                                  --------------  ------------   ------------
Balance at December 31............................................           (10)            -              -
                                                                  --------------  ------------   ------------

Capital Received in Excess of Par Value:
Balance at January 1..............................................           258            231            223
Issuances of common stock.........................................            48             18              4
Other, net........................................................            11              9              4
                                                                  --------------  -------------   ------------
Balance at December 31............................................           317            258            231
                                                                  --------------  -------------   ------------

Reinvested Earnings (Deficit):
Balance at January 1..............................................           (91)          (239)          (254)
Net earnings......................................................           332            148             15
Cash dividends paid...............................................            (5)             -              -
                                                                  --------------  -------------   ------------
Balance at December 31............................................           236            (91)          (239)
                                                                  --------------  -------------   ------------

Accumulated Other Comprehensive Income:
Balance at January 1..............................................           (25)           (20)           (11)
Other comprehensive income........................................            (5)            (5)            (9)
                                                                  --------------  -------------  -------------
Balance at December 31............................................           (30)           (25)           (20)
                                                                  --------------  -------------  -------------

Total stockholders' equity (deficit)..............................           518            147            (23)
                                                                  ==============  =============  =============


Comprehensive Income
Net earnings......................................................$          332  $        148   $          15
                                                                  --------------  -------------  -------------

Other Comprehensive Income (net of tax):
Foreign currency translation adjustments..........................           (5)           (15)             (4)
Minimum pension liability.........................................            -             10              (5)
                                                                  --------------  ------------   -------------
                                                                             (5)            (5)             (9)
                                                                  --------------  ------------   -------------

Total comprehensive income........................................          327            143               6
                                                                  ==============  ============   =============

The notes to financial statements are an integral part of these statements.

                          NOTES TO FINANCIAL STATEMENTS


1.  Significant Accounting Policies

NATURE OF OPERATIONS

Through its subsidiaries, USG Corporation (the "Corporation") is a leading manufacturer and distributor of building materials, producing a wide range of products for use in new residential, new nonresidential and repair and remodel construction, as well as products used in certain industrial processes. USG's operations are organized into two operating segments: North American Gypsum, which manufactures and markets gypsum wallboard and related products in the United States, Canada and Mexico, and Worldwide Ceilings, which manufactures and markets ceiling tile, ceiling grid and other interior systems products worldwide. USG's products are distributed through its wholly owned subsidiary, L&W Supply Corporation, as well as through building materials dealers, home improvement centers and other retailers, specialty wallboard distributors, and contractors.

CONSOLIDATION

The consolidated financial statements include the accounts of the Corporation and its subsidiaries. All significant intercompany balances and transactions are eliminated in consolidation.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from these estimates.

RECLASSIFICATIONS

Certain amounts in the prior years' financial statements and notes thereto have been reclassified to conform with the 1998 presentation.

REVENUE RECOGNITION

The Corporation recognizes revenue upon the shipment of products.

EARNINGS PER SHARE

Basic earnings per share is computed by dividing net earnings by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share includes the dilutive effect of the potential exercise of outstanding stock options and warrants under the treasury stock method.

COMPREHENSIVE INCOME

In 1998, the Corporation adopted Statement of Financial Accounting Standards ("SFAS") 130, "Reporting Comprehensive Income." For USG, components of comprehensive income include net earnings, foreign currency translation gain or loss adjustments and, for 1997 and 1996, minimum pension liability adjustments. Taxes related to the minimum pension liability adjustment for 1997 were $7 million. For the 1996 adjustment, a $4 million tax benefit was recorded. There was no tax impact on the foreign currency translation adjustments.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents primarily consist of time deposits with original maturities of three months or less.

INVENTORY VALUATION

Most of the Corporation's domestic inventories are valued under the last-in, first-out ("LIFO") method. The remaining inventories are stated at the lower of cost or market under the first-in, first-out ("FIFO") or average production cost methods. Inventories include material, labor and applicable factory overhead costs.

PROPERTY, PLANT AND EQUIPMENT

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


EXCESS REORGANIZATION VALUE

In the third quarter of 1997, the remaining balance of excess reorganization value was eliminated. The $83 million balance, which would have been amortized through April 1998, was offset by the elimination of a valuation allowance in accordance with AICPA Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7"). See "Note
11. Income Taxes" for additional information. Excess reorganization value was recorded in 1993 in connection with a comprehensive restructuring of the Corporation's debt under the principles of fresh start accounting as required by SOP 90-7.

GOODWILL

Goodwill is amortized on a straight-line basis over a period of 40 years. On a periodic basis, the Corporation estimates the future undiscounted cash flows of the businesses to which goodwill relates in order to ensure that the carrying value of goodwill has not been impaired. Goodwill is included in other assets on the consolidated balance sheet.

FINANCIAL INSTRUMENTS

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

Interest Rate Derivative Instruments: The Corporation utilizes interest rate swap agreements to manage the impact of interest rate changes on its underlying floating-rate debt. These agreements are designated as hedges and qualify for hedge accounting. Amounts payable or receivable under these swap agreements are accrued as an increase or decrease to interest expense on a current basis. To the extent the underlying floating-rate debt is reduced, the Corporation terminates swap agreements accordingly so as not to be in an overhedged position. In such cases, the Corporation recognizes gains and/or losses in the period in which the agreement is terminated.


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

RESEARCH AND DEVELOPMENT

Research and development expenditures are charged to earnings as incurred and amounted to $20 million, $19 million and $19 million in the years ended December 31, 1998, 1997 and 1996, respectively.

RECENT ACCOUNTING PRONOUNCEMENT

In 1998, the Financial Accounting Standards Board issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." This statement is effective for fiscal years beginning after June 15, 1999, and cannot be applied retroactively. SFAS 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded on the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The Corporation plans to adopt SFAS 133 effective January 1, 2000, and will determine both the method and impact of adoption prior to that date.

2.  Earnings Per Share

The reconciliation of basic earnings per share to diluted earnings per share is shown in the following table:

(millions, except                  Net         Shares     Per Share
 share data)                    Earnings       (000)       Amount
--------------------------------------------------------------------

1998
Basic earnings                  $  332         48,710     $  6.81

Effect of Dilutive Securities:
Options                                           861
Warrants                                          613
--------------------------------------------------------------------
Diluted earnings                   332         50,184        6.61
====================================================================

1997
Basic earnings                     148         46,269        3.19
Effect of Dilutive Securities:
Options                                           930
Warrants                                        1,528
--------------------------------------------------------------------
Diluted earnings                   148         48,727        3.03
====================================================================

1996
Basic earnings                      15         45,542        0.32
Effect of Dilutive Securities:
Options                                           853
Warrants                                        1,115
--------------------------------------------------------------------
Diluted earnings                    15         47,510        0.31
====================================================================

3.  Common Stock

TREASURY STOCK

There were 296,235 and 48,919 shares of $0.10 par value common stock held in treasury as of December 31, 1998 and 1997, respectively. The increase in 1998 primarily reflects shares acquired under the new share repurchase program described below.

CASH DIVIDENDS

In September 1998, USG's board of directors voted to initiate a quarterly cash dividend of $0.10 per share. The first dividend was paid on December 16, 1998, to stockholders of record as of November 27, 1998.

SHARE REPURCHASES

In September 1998, USG's board of directors also voted to initiate a multiyear share-repurchase program, under which up to 5 million shares of common stock may be purchased. Under the program, USG intends to acquire shares in a systematic manner to offset the issuance of shares under its long-term equity compensation plans for employees and directors. USG also intends to acquire shares from time to time that will be utilized for general corporate purposes. The volume and timing of the latter purchases will depend on market and business conditions. Share repurchases are being made in the open market or through privately negotiated transactions and are being financed with available cash from operations. As of December 31, 1998, USG had purchased 225,000 shares.

STOCKHOLDER RIGHTS PLAN

In March 1998, the Corporation approved the redemption of the preferred share purchase rights declared under a 10-year rights agreement adopted in 1993 and adopted a new share purchase rights plan. The new rights plan, which became effective on April 15, 1998, and will expire on March 27, 2008, has four basic provisions. First, if an acquirer buys 15% or more of USG's outstanding common stock, the plan allows other stockholders to buy, with each right, additional USG shares at a 50% discount. Second, if USG is acquired in a merger or other business combination transaction, rights holders will be entitled to buy shares of the acquiring company at a 50% discount. Third, if an acquirer buys between 15% and 50% of USG's outstanding common stock, the Corporation can exchange part or all of the rights of the other holders for shares of the Corporation's stock on a one-for-one basis, or shares of the new junior preferred stock on a one-for-one-hundredth basis. Fourth, before an acquirer buys 15% or more of USG's outstanding common stock, the rights are redeemable for $0.01 per right at the option of the board of directors. This provision permits the board to enter into an acquisition transaction that is determined to be in the best interests of stockholders. The board is authorized to reduce the 15% threshold to not less than 10%.

WARRANTS

In 1998, the Corporation received cash proceeds of $40 million from the exercise of 2,455,383 warrants issued in connection with a financial restructuring implemented in 1993. Each warrant entitled the holder to purchase one share of common stock at a purchase price of $16.14 per share, subject to adjustment under certain events, at any time prior to the May 6, 1998, expiration date. The proceeds from the exercises were added to the cash resources of the Corporation and used for general corporate purposes.

4.  Debt

Total debt, including debt maturing within one year, as of December 31 consisted of the following:

(millions)                                     1998       1997
----------------------------------------------------------------

European line of credit due 1999             $   10     $    -
9.25% senior notes due 2001                     150        150
U.S. revolving credit facility due 2002          25         25
Canadian credit facility due 2002                69         72
Receivables facility due 2003 and 2004           80         80
8.5% senior notes due 2005                      150        150
8.75% sinking fund debentures due 2017           25         92
Industrial revenue bonds                         84         46
Other                                             3          5
--------------------------------------------------------------
Total                                           596        620
==============================================================

U.S. REVOLVING CREDIT FACILITY

USG maintains a $500 million unsecured revolving credit facility, which includes a $125 million letter of credit subfacility, with a syndicate of banks under a credit agreement. The revolving credit facility expires in 2002 with no required amortization prior to maturity.

As of December 31, 1998, outstanding revolving loans totaled $25 million, and letters of credit issued and outstanding amounted to $20 million, leaving the Corporation with $455 million of available credit under the revolving credit facility.

The revolving loans bear interest at the London Interbank Offered Rate ("LIBOR") as determined from time to time plus an applicable spread based on the Corporation's net debt to EBITDA ratio (as defined in the credit agreement) for the preceding four quarters. As of December 31, 1998, the applicable spread was 0.4%. The average rate of interest on the revolving loans was 6.0% during 1998 and 6.1% during 1997. See "Note 6. Financial Instruments and Risk Management" for information on instruments used by the Corporation to manage the impact of interest rate changes on LIBOR-based bank debt.

The credit agreement contains restrictions on the operation of the Corporation's business, including covenants pertaining to liens, sale and leaseback transactions, and mergers with and acquisitions of businesses not related to the building industry.

CANADIAN CREDIT FACILITY

On June 2, 1997, the Corporation executed through CGC Inc. a $72 million (U.S.) ($110 million Canadian), parent-guaranteed Canadian credit facility due 2002. This facility was later supplemented by a 364-day facility for $13 million (U.S.) ($20 million Canadian) that was established in December 1997 and renewed in December 1998.

As of year end 1998, outstanding loans totaled $69 million (U.S.), leaving $16 million (U.S.) of available credit under these facilities.

The method of calculating interest and the covenants related to these facilities are virtually the same as those for the U.S. facility described above. The average rate of interest on the Canadian loans was 6.0% during 1998 and 4.6% during the period of June 2, 1997, through December 31, 1997. The average rate of interest on a different Canadian credit facility that was in effect during the period of January 1, 1997, through its termination on June 4, 1997, was 6.2%.

EUROPEAN LINE OF CREDIT

USG also maintains a parent-guaranteed, multicurrency ($20 million U.S. equivalent) European line of credit. As of December 31, 1998, short-term borrowings outstanding under this line of credit amounted to $10 million (U.S.). The weighted average interest rate on these borrowings during 1998 was 4.2%.

INDUSTRIAL REVENUE BONDS

Industrial revenue bonds reflected in the above table had interest rates ranging from 5.6% to 8.8%, with maturities through 2032.

USG uses industrial revenue bonds to finance certain capital projects. Proceeds from these bonds are deposited into construction escrow accounts. The bonds are recorded incrementally on USG's books as funds are drawn from the escrow accounts throughout the construction process. In 1998 and 1997, USG issued industrial revenue bonds totaling $99 million, of which $38 million was drawn and recorded in 1998 and $7 million was drawn and recorded in 1997.

OTHER INFORMATION

The fair market value of total debt outstanding was $619 million and $646 million as of December 31, 1998 and 1997, respectively, based on indicative market prices as of those dates.

As of December 31, 1998, aggregate scheduled maturities of long-term debt were zero in 2000, $150 million in 2001, $95 million in 2002 and $40 million in 2003. The $25 million of 8.75% debentures due 2017 was classified as a current liability on the consolidated balance sheet in 1998, since USG will retire this debt at par in 1999.

5.  Financing Arrangements

ACCOUNTS RECEIVABLE FACILITY

The Corporation has an accounts receivable facility in which USG Funding Corporation, a special-purpose subsidiary of the Corporation formed under Delaware law, entered into agreements with U.S. Gypsum and USG Interiors, Inc. These agreements provide that USG Funding purchases trade receivables (excluding intercompany receivables owed by L&W Supply) of U.S. Gypsum and USG Interiors as generated, in a transaction designed to be a "true sale" under applicable law. USG Funding is a party to a Master Trust arrangement (the "Master Trust") under which the purchased receivables are then transferred to Chase Manhattan Bank as Trustee to be held for the benefit of certificate holders in such trust. A residual interest in the Master Trust is owned by USG Funding through subordinated certificates. Under a supplement to the Master Trust, certificates representing an ownership interest in the Master Trust of up to $130 million have been issued to Citicorp Securities, Inc. Debt issued under the receivables facility has a final maturity in 2004 but may be prepaid at any time. The interest rate on such debt is fixed through 2001 at 8.2% through a long-term interest rate swap. Pursuant to the applicable reserve and eligibility requirements, the maximum amount of debt issuable under the receivables facility as of December 31, 1998 and 1997, (including $80 million outstanding as of each date) was $112 million and $107 million, respectively.

Under the foregoing agreements and related documentation, USG Funding is a separate corporate entity with its own separate creditors that will be entitled to be satisfied out of USG Funding's assets prior to distribution of any value to its shareholder.

As of December 31, 1998 and 1997, the outstanding balance of receivables sold to USG Funding and held under the Master Trust was $189 million and $179 million, respectively, and debt outstanding under the receivables facility was $80 million as of each date. Receivables and debt outstanding in connection with the receivables facility remain in receivables and long-term debt, respectively, on the consolidated balance sheet.

SHELF REGISTRATION

In 1996, the Securities and Exchange Commission declared effective a shelf registration statement that allows the Corporation to offer from time to time
(i) debt securities (ii) shares of $1.00 par value preferred stock (iii) shares of $0.10 par value common stock and/or (iv) warrants to purchase shares of common stock, all having an aggregate initial offering price not to exceed $300 million. As of the filing date of the Corporation's 1998 Annual Report on Form 10-K, no securities had been issued pursuant to this registration.

6.  Financial Instruments and Risk Management

The amounts reported below as fair values represent the market value as obtained from broker quotations. Any negative fair values are estimates of the amounts USG would need to pay to cancel the contracts or transfer them to other parties.

INTEREST RATE RISK MANAGEMENT

USG uses interest rate swap agreements to manage the impact of interest rate changes on the underlying floating-rate debt. USG's swap portfolio consists of pay fixed/receive floating swaps, which effectively convert floating-rate obligations into fixed-rate instruments. As of December 31, 1998 and 1997, USG had swap agreements in place to convert $131 million and $105 million, respectively, of notional principal from floating-rate to fixed-rate instruments. As of December 31, 1998, all swap agreements mature within three years. The fair values of these swap agreements as of December 31, 1998 and 1997, were $(8) million and $(10) million, respectively.

ENERGY RISK MANAGEMENT

USG uses swap agreements to hedge anticipated purchases of fuel to be utilized in its manufacturing processes. As of December 31, 1998 and 1997, USG had swap agreements to exchange monthly payments on notional amounts of energy amounting to $57 million and $30 million, respectively. These agreements mature within three years. The fair value of these swap agreements as of December 31, 1998 and 1997, was $(6) million and zero, respectively.

FOREIGN EXCHANGE RISK MANAGEMENT

As of December 31, 1998 and 1997, USG had a number of foreign currency forward contracts in place (primarily Canadian dollars and Belgian francs) to hedge its exposure to exchange rate fluctuations on foreign currency transactions. These foreign exchange contracts mature on the anticipated cash requirement date of the hedged transaction, all within 12 months. The notional amounts of foreign currency forward contracts as of December 31, 1998 and 1997, were $60 million and $22 million, respectively. The fair values of these contracts as of December 31, 1998 and 1997, were $(1) million and zero, respectively.

COUNTERPARTY RISK

USG is exposed to credit losses in the event of nonperformance by the counterparties on its financial instruments. All counterparties have investment grade credit standing; accordingly, USG anticipates that these counterparties will be able to satisfy fully their obligations under the contracts. USG does not obtain collateral or other security to support financial instruments subject to credit risk but monitors the credit standing of all counterparties.


7.  Purchase of Subsidiary Minority Interest

In the fourth quarter of 1996, the Corporation purchased the minority interest in its Canadian subsidiary, CGC Inc. The common shares of publicly held stock totaled approximately 6 million and were acquired at a price of $11 (Canadian) per share. The total amount paid in U.S. dollars for the shares was $49 million. This payment was financed initially through an interim Canadian credit facility due 1997 that was replaced in 1997 by a long-term Canadian credit facility due 2002. As a result of the transaction, CGC recorded goodwill of $41 million (U.S.), which is included in other assets on the consolidated balance sheet and is being amortized over 40 years.

8.  Inventories

As of December 31, 1998 and 1997, the LIFO values of domestic inventories were $168 million and $153 million, respectively, and would have been $1 million lower for 1998 and $4 million higher for 1997 if they were valued under the FIFO and average production cost methods. The LIFO value of U.S. domestic inventories exceeded that computed for U.S. federal income tax purposes by $30 million as of December 31, 1998 and 1997. Inventory classifications as of December 31 were as follows:

(millions)                                    1998         1997
----------------------------------------------------------------

Finished goods and work in progress         $  151    $     132
Raw materials                                   69           65
Supplies                                        14           11
----------------------------------------------------------------
Total                                          234          208
================================================================

9.  Property, Plant and Equipment

Property, plant and equipment classifications as of December 31 were as follows:

(millions)                                     1998       1997
---------------------------------------------------------------

Land and mineral deposits                   $     63   $     61
Buildings and realty improvements                331        262
Machinery and equipment                        1,118        895
---------------------------------------------------------------
                                               1,512      1,218

Reserves for depreciation and depletion         (298)      (236)
---------------------------------------------------------------
Total                                          1,214        982
===============================================================

10.  Leases

The Corporation leases certain of its offices, buildings, machinery and equipment, and autos under noncancelable operating leases. These leases have various terms and renewal options. Lease expense amounted to $59 million, $51 million and $46 million in the years ended December 31, 1998, 1997 and 1996, respectively. Future minimum lease payments required under operating leases with initial or remaining noncancelable terms in excess of one year as of December 31, 1998, were $42 million in 1999, $37 million in 2000, $30 million in 2001,
$25 million in 2002 and $14 million in 2003. The aggregate obligation subsequent to 2003 was $16 million.

11.  Income Taxes

Earnings before income taxes consisted of the following:

(millions)                1998       1997       1996
----------------------------------------------------

U.S.                  $    487   $    301   $    138
Foreign                     47         19         (6)
----------------------------------------------------
Total                      534        320        132
====================================================

   Income taxes consisted of the following:

(millions)                1998       1997       1996
----------------------------------------------------
Current:
Federal               $    165   $    147   $     90
Foreign                     12         10          5
State                       29         26         17
----------------------------------------------------
                           206        183        112
====================================================
Deferred:
Federal                     (3)       (12)         3
Foreign                     (1)         2          1
State                        -         (1)         1
----------------------------------------------------
                            (4)       (11)         5
----------------------------------------------------
Total                      202        172        117
====================================================

Differences between actual provisions for income taxes and provisions for income taxes at the U.S. federal statutory rate (35%) were as follows:

(millions)                       1998        1997       1996
------------------------------------------------------------

Taxes on income at
   federal statutory rate    $    187    $    112    $    46
Excess reorganization
   value amortization               -          44         59
Foreign sales corporation          (1)          -          -
Foreign earnings subject
   to different tax rates          (1)          2          2
State income tax, net of
   federal benefit                 19          16         12
Percentage depletion               (3)         (3)        (3)
Other, net                          1           1          1
------------------------------------------------------------
Provision for income taxes        202         172        117
============================================================

Effective income tax rate       37.8%       53.9%      88.9%
============================================================

Significant components of deferred tax (assets) liabilities as of December 31 were as follows:

(millions)                                 1998         1997
------------------------------------------------------------

Property, plant and equipment           $   173    $    155
Other                                         1           -
------------------------------------------------------------
Deferred tax liabilities                    174         155
------------------------------------------------------------
Pension and postretirement benefits         (87)        (78)
Reserves not deductible until paid         (137)       (126)
Other                                         -           2
------------------------------------------------------------
Deferred tax assets                        (224)       (202)
------------------------------------------------------------
Net deferred tax assets                     (50)        (47)
============================================================

A valuation allowance of $90 million, which had been provided for deferred tax assets relating to pension and postretirement benefits prior to the Corporation's financial restructuring in 1993, was eliminated in the third quarter of 1997. The elimination of this allowance reflected a change in management's judgment regarding the realizability of these assets in future years as a result of the Corporation's pretax earnings levels and improved capital structure over the prior three years. In accordance with SOP 90-7, the benefit realized from the elimination of this allowance was used to reduce the balance of excess reorganization value to zero in the third quarter of 1997.

The Corporation used a net operating loss carryforward of $100 million to offset U.S. taxable income in 1994 through 1996. Because of the uncertainty regarding the application of the Internal Revenue Code to this carryforward as a result of the Corporation's financial restructuring in 1993, the carrryforward could be reduced or eliminated.

The Corporation does not provide for U.S. income taxes on the portion of undistributed earnings of foreign subsidiaries that are intended to be permanently reinvested. The cumulative amount of such undistributed earnings totaled approximately $173 million as of December 31, 1998. These earnings would become taxable in the United States upon the sale or liquidation of these foreign subsidiaries or upon the remittance of dividends. It is not practicable to estimate the amount of the deferred tax liability on such earnings.

12.  Employee Retirement Plans

The Corporation and most of its subsidiaries have defined benefit pension plans for all eligible employees. Benefits of the plans are generally based on years of service and employees' compensation during the final years of employment. The Corporation also maintains plans that provide retiree health care and life insurance benefits for all eligible employees. Employees generally become eligible for the retiree benefit plans when they meet minimum retirement age and service requirements. The cost of providing most retiree health care benefits is shared with retirees.

In 1998, the Financial Accounting Standards Board issued SFAS 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," which the Corporation adopted as of December 31, 1998.

The components of net pension and postretirement benefit costs are summarized in the following tables:

                                                Pension Benefits
                                       ------------------------------
(millions)                                1998        1997       1996
---------------------------------------------------------------------

Service cost of benefits
   earned                              $    14     $    12    $    12
Interest cost on projected
   benefit obligation                       39          36         35
Expected return on plan assets             (44)        (39)       (35)
Net amortization                             1           -          -
---------------------------------------------------------------------
Net pension cost                            10           9         12
=====================================================================


                                           Postretirement Benefits
                                       ------------------------------
(millions)                                1998       1997        1996
---------------------------------------------------------------------
Service cost of benefits
   earned                                    6          6           6
Interest cost on projected
   benefit obligation                       14         15          16
Net amortization                            (1)         -           -
---------------------------------------------------------------------
Net postretirement cost                     19         21          22
=====================================================================

The following tables summarize pension and postretirement benefit obligations, plan assets and funded status as of December 31:

                                              Pension              Postretirement
                                         ----------------        ----------------
 (millions)                               1998       1997         1998       1997
---------------------------------------------------------------------------------

Change in Benefit Obligation:
Benefit obligation as of January 1       $ 528      $ 492        $ 219      $ 222
Service cost                                14         12            6          6
Interest cost                               39         36           14         15
Employee contributions                       9          8            2          2
Benefits paid                              (47)       (37)         (13)       (10)
Plan amendment                               3          -            -          -
Actuarial (gain) loss                       90         17          (14)       (16)
Foreign currency rate change                (3)         -            -          -
---------------------------------------------------------------------------------
Benefit obligation
   as of December 31                       633        528          214        219
=================================================================================

Change in Plan Assets:
Fair value as of January 1                 554        464            -          -
Actual return on plan assets                79         96            -          -                     -
Employer contributions                       7         27            -          -
Employee contributions                       9          8            -          -
Benefits paid                              (47)       (37)           -          -
Foreign currency rate change                (5)         -            -          -
Other                                        -         (4)           -          -
---------------------------------------------------------------------------------
Fair value as of December 31               597        554            -          -
=================================================================================

Funded Status:
As of December 31                          (36)        26         (214)     (219)
Unrecognized prior service                   4          -            1         1
Unrecognized net (gain) loss                14        (39)         (23)      (10)
---------------------------------------------------------------------------------
Net balance sheet liability                (18)       (13)        (236)     (228)
=================================================================================

Assumptions as of December 31:
Discount rate                             6.75%      7.25%        6.75%     7.25%
Pension plans expected return                9%         9%            -         -
Compensation increase rate                   5%         5%           5%        5%
---------------------------------------------------------------------------------

The  assumed  health-care-cost  trend  rate used in  measuring  the  accumulated postretirement  benefit  obligation was 7% as of December 31, 1998, and 8% as of
December 31, 1997,  with a rate gradually  declining to 5% by 2000 and remaining
at  that  level  thereafter.  A  one-percentage-point   change  in  the  assumed
health-care-cost trend rate would have the following effects:



                                    One Percentage             One Percentage
(millions)                          Point Increase             Point Decrease
---------------------------------------------------------------------------------

Effect on total service and
   interest cost components           $        3                $        (3)
Effect on postretirement
   benefit obligation                         32                        (26)
---------------------------------------------------------------------------------


13.  Stock-Based Compensation

The Corporation has issued stock options from three successive plans under its long-term equity program. Under each of the plans, options were granted at an exercise price equal to the market value on the date of grant. All options granted under the plans have 10-year terms and vesting schedules of two or three years. The options expire on the 10th anniversary of the date of grant, except in the case of retirement, death or disability, in which case they expire on the earlier of the fifth anniversary of such event or the expiration of the original option term.

The Corporation accounts for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25 and discloses such compensation under the provisions of SFAS 123, "Accounting for Stock-Based Compensation."

The fair value of each option grant was estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for options granted in 1998, 1997 and 1996.


                                  1998        1997       1996
-------------------------------------------------------------

Expected life (years)             7.4         7.4        7.4
Risk-free interest rate           5.7%        6.8%       5.9%
Expected volatility              30.7%       29.6%      33.0%
Dividend yield                       -           -          -
-------------------------------------------------------------

     The weighted average fair values of options granted on January 2 and January 19, 1998, were $22.32 and $24.53, respectively. The weighted average fair values of options granted during the years ended December 31, 1997 and 1996, were $15.61 and $14.17, respectively.

     If the Corporation had elected to recognize compensation cost for stock-based compensation grants consistent with the method prescribed by SFAS No. 123, net earnings and net earnings per common share for 1998, 1997 and 1996 would have changed to the following pro forma amounts:


(millions, except per share data)           1998        1997        1996
------------------------------------------------------------------------

Net Earnings: As reported                $   332       $ 148      $   15
              Pro forma                      328         144          13
Basic EPS:    As reported                   6.81        3.19        0.32
              Pro forma                     6.73        3.12        0.29
Diluted EPS:  As reported                   6.61        3.03        0.31
              Pro forma                     6.54        2.96        0.28
------------------------------------------------------------------------

     Stock option activity was as follows:

(options in thousands)                      1998        1997        1996
------------------------------------------------------------------------
Options:
Outstanding, January 1                     2,049       2,565       2,560
Granted                                      413         378         359
Exercised                                   (388)       (882)       (343)
Canceled                                     (40)        (12)        (11)
------------------------------------------------------------------------
Outstanding, December 31                   2,034       2,049       2,565
Exercisable, December 31                   1,292       1,339       1,889
Available for grant, December 31           1,122       1,671         467

Weighted Average Exercise Price:
Outstanding, January 1                  $  25.54    $  21.71    $  19.19
Granted                                    48.44       34.60       29.40
Exercised                                  22.72       18.20       10.75
Canceled                                   40.53       32.00       28.29
Outstanding, December 31                   30.43       25.54       21.71
Exercisable, December 31                   23.80       22.06       18.82
------------------------------------------------------------------------

The following table summarizes information about stock options outstanding as of December 31, 1998:

       Options Outstanding                        Options Exercisable
----------------------------------      -------------------------------------
                                        Weighted
                          Weighted      Average                      Weighted
Range of                  Average       Remaining                    Average
Exercise      Options     Exercise      Contractual     Options      Exercise
 Prices        (000)      Price         Life (yrs.)      (000)       Price

$  5 - 15       391         $ 10            4.4           391         $  10
  15 - 25       161           22            5.6           161            22
  25 - 35     1,086           32            6.6           740            31
  35 - 55       396           48            9.0             -             -
-----------------------------------------------------------------------------
Total         2,034                                     1,292
=============================================================================

14.  Segments

USG adopted SFAS 131, "Disclosures about Segments of an Enterprise and Related Information," as of December 31, 1998. This statement established new disclosure requirements related to operating and geographic segments as presented in the following tables:

OPERATING SEGMENTS

(millions)                    1998            1997          1996
----------------------------------------------------------------

Net Sales:
North American Gypsum      $ 2,576      $    2,338    $    2,067
Worldwide Ceilings             657             634           612
Eliminations                  (103)            (98)          (89)
----------------------------------------------------------------
Total                        3,130           2,874         2,590
================================================================

Amortization of Excess
   Reorganization Value:
North American Gypsum            -              62            82
Worldwide Ceilings               -              65            87
----------------------------------------------------------------
Total                            -             127           169
================================================================

Operating Profit (Loss):
North American Gypsum          574             429           291
Worldwide Ceilings              65              (1)          (44)
Corporate                      (54)            (49)          (39)
----------------------------------------------------------------
Total                          585             379           208
================================================================

Depreciation, Depletion
   and Amortization:
North American Gypsum           55              48            44
Worldwide Ceilings              18              17            15
Corporate                        8               5             6
----------------------------------------------------------------
Total                           81              70            65
================================================================

Capital Expenditures:
North American Gypsum          269             126            63
Worldwide Ceilings              39              45            56
Corporate                        1               1             1
----------------------------------------------------------------
Total                          309             172           120
================================================================

Assets:
North American Gypsum        1,548           1,247         1,161
Worldwide Ceilings             434             398           478
Corporate                      383             289           230
Eliminations                    (8)             (8)           (5)
----------------------------------------------------------------
Total                        2,357           1,926         1,864
================================================================

GEOGRAPHIC SEGMENTS

(millions)                    1998           1997           1996
----------------------------------------------------------------

Net Sales:
United States             $  2,829     $    2,570     $    2,319
Canada                         206            184            169
Other Foreign                  256            251            242
Geographic transfers          (161)          (131)          (140)
----------------------------------------------------------------
Total                        3,130          2,874          2,590
================================================================

Long-Lived Assets:
United States                1,094            869            947
Canada                         155            156            159
Other Foreign                   83             71             99
----------------------------------------------------------------
Total                        1,332          1,096          1,205
================================================================

Transactions between operating and geographic segments are accounted for at transfer prices that are approximately equal to market value. Intercompany transfers between operating and geographic segments are not material. Eliminations represent intercompany sales between operating segments. No single customer accounted for 10% or more of consolidated net sales. Revenues are attributed to geographic areas based on the location of the assets producing the revenues. Export sales to foreign unaffiliated customers represent less than 10% of consolidated net sales. Segment operating profit (loss) includes all costs and expenses directly related to the segment involved and an allocation of expenses that benefit more than one segment. Segment operating profit (loss) for 1997 and 1996 also includes the noncash amortization of excess reorganization value, which had the impact of reducing operating profit for North American Gypsum and Worldwide Ceilings.

Corporate  assets  include  the  assets  of USG  Funding,  which  represent  the outstanding balances of receivables purchased from U.S. Gypsum and USG Interiors, net of reserves. As of December 31, 1998, 1997 and 1996, such receivables, net of reserves, amounted to $141 million, $128 million and $121 million, respectively, including $106 million, $95 million and $89 million purchased from U.S. Gypsum and $35 million, $33 million and $32 million purchased from USG Interiors as of the respective dates.

15.  Litigation

ASBESTOS AND RELATED INSURANCE LITIGATION

One of the Corporation's subsidiaries, U.S. Gypsum (or "the Company"), is among many defendants in lawsuits arising out of the manufacture and sale of asbestos-containing materials. U.S. Gypsum sold certain asbestos-containing products beginning in the 1930s; in most cases, the products were discontinued or asbestos was removed from the formula by 1972, and no asbestos-containing products were produced after 1977. Some of these lawsuits seek to recover compensatory and in many cases punitive damages for costs associated with the maintenance or removal and replacement of asbestos-containing products in buildings (the "Property Damage Cases"). Others seek compensatory and in many cases punitive damages for personal injury allegedly resulting from exposure to asbestos-containing products (the "Personal Injury Cases").

Property Damage Cases: U.S. Gypsum is a defendant in 12 Property Damage Cases, most of which involve multiple buildings. One of the cases is a conditionally certified class action comprised of all colleges and universities in the United States, which certification is presently limited to the resolution of certain allegedly "common" liability issues (Central Wesleyan College v. W.R. Grace & Co., et al., U.S.D.C. S.C.). Fourteen additional property damage claims have been threatened against U.S. Gypsum. The Company anticipates that few additional Property Damage Cases will be filed as a result of the operation of statutes of limitations and the impact of certain other factors, although if the class action referred to above is decertified, it is likely that some colleges and universities will file individual Property Damage Cases against U.S. Gypsum. It is possible that any cases that are filed will seek substantial damages.

In total, U.S. Gypsum has settled approximately 114 Property Damage Cases involving 244 plaintiffs, in addition to four class action settlements. Twenty-four cases have been tried to verdict, 16 of which were won by U.S. Gypsum and five lost; three other cases, one won at the trial level and two lost, were settled during appeals. In the cases lost, compensatory damage awards against U.S. Gypsum totaled $11.5 million. Punitive damages totaling $5.5 million were entered against U.S. Gypsum in four trials. Two of the punitive damage awards, totaling $1.45 million, were paid, and two were settled during the appellate process.

In 1998, two Property Damage Cases were filed against U.S. Gypsum, two cases were dismissed before trial, four were settled, and 12 were pending at year end. U.S. Gypsum expended $29.5 million for the defense and resolution of Property Damage Cases (most of which consisted of payments for settlements agreed to in the prior year) and received insurance payments of $22.0 million in 1998. In 1997, one Property Damage Case was filed against U.S. Gypsum, three cases were dismissed before trial, six were settled, one closed case was reopened, and 16 were pending at year end. U.S. Gypsum expended $7.8 million for the defense and resolution of Property Damage Cases and received insurance payments of $15.5 million in 1997. During 1996, two Property Damage Cases were filed against U.S. Gypsum, three cases were dismissed before trial, eight were settled, and 23 were pending at year end; U.S. Gypsum expended $33.4 million for the defense and resolution of Property Damage Cases in 1996 and received insurance payments of $84 million. A substantial portion of the insurance payments received during the years 1996-1997 constituted reimbursement for amounts expended in connection with Property Damage Cases in prior years.

U.S. Gypsum's estimated cost of resolving pending Property Damage Cases is discussed below (see "Estimated Cost").

Personal Injury Cases: U.S. Gypsum is also a defendant in approximately 98,000 Personal Injury Cases pending at December 31, 1998, as well as an additional approximately 43,000 cases that have been settled but will be closed over time. Filings of new Personal Injury Cases increased to 80,000 claims in 1998, compared to 23,500 claims in 1997 and 28,000 claims in 1996. The higher rate of personal injury case filings in 1998 is believed to have resulted, at least in part, from the Supreme Court ruling striking down the Georgine settlement described below. It is anticipated that Personal Injury Cases will continue to be filed in substantial numbers for the foreseeable future, although the percentage of such cases filed by claimants with little or no physical impairment is expected to remain high.

U.S. Gypsum's average settlement cost for Personal Injury Cases over the past several years has been approximately $1,600 per claim, exclusive of defense costs. In 1998, U.S. Gypsum (through the Center for Claims Resolution, discussed below) agreed to settlements of approximately 60,000 Personal Injury Cases, including 39,000 cases that will be closed in future years at an average cost of approximately $1,600 per case, and 21,000 claims closed during 1998 for an average settlement of approximately $2,600 per case. The higher cost of settlements of those cases actually closed in 1998 was due primarily to more costly settlements in particular jurisdictions, and an increase in the number of such claims that came from individuals alleging serious illness, due in part to the courts' accelerated treatment of such claims. Management anticipates that the average settlement cost for most pending claims will continue to be moderated by opportunities for block settlements of large numbers of claims and the apparently high percentage of claims that appear to have been brought by individuals with little or no physical impairment. However, other factors, including the litigation strategies of certain co-defendants and an increasingly adverse litigation environment in particular jurisdictions, are expected to have an adverse impact on settlement costs for some pending and future cases and, therefore, on U.S. Gypsum's overall settlement costs.

U.S. Gypsum is a member, together with 18 other former producers of asbestos-containing products, of the Center for Claims Resolution (the "Center"), which has assumed the handling of all Personal Injury Cases pending against U.S. Gypsum and the other members of the Center. Costs of defense and settlement are shared among the members of the Center pursuant to predetermined sharing formulae. Most of U.S. Gypsum's personal injury liability and defense costs have been paid by those of its insurance carriers that in 1985 signed an Agreement Concerning Asbestos-Related Claims (the "Wellington Agreement"), obligating them to provide coverage for the defense and indemnity costs incurred by U.S. Gypsum in Personal Injury Cases. Punitive damages have never been awarded against U.S. Gypsum in a Personal Injury Case; whether such an award would be covered by insurance under the Wellington Agreement would depend on state law and the terms of the individual policies.

U.S. Gypsum and the Center were parties to a class action settlement known as Georgine that would have required most future Personal Injury Cases to be resolved through an administrative system and provided prescribed levels of benefits based on the nature of the claimants' physical impairment. However, on June 25, 1997, the Supreme Court affirmed a May 1996 ruling by a federal appellate court finding that class certification in Georgine was improper (Amchem Products, Inc. v. Windsor, Case No. 96-270). Since the invalidation of the Georgine settlement, U.S. Gypsum and the other Center members have been named in a substantial number of additional Personal Injury Cases. A number of defendants in asbestos personal injury claims, including U.S. Gypsum, have stated their intention to continue pursuit of an alternative to the current tort system, including possible federal legislation that would impose objective disease criteria on asbestos cases, although there can be no assurance that such an alternative can be implemented. In addition, some settlements negotiated by the Center during 1998 included agreements by plaintiffs' firms to recommend to their future clients that they defer filing personal injury claims unless and until they meet established disease criteria. The Center will continue to attempt to negotiate similar agreements in the future. The impact of such agreements cannot be determined at this time.

During 1998, approximately 80,000 Personal Injury Cases were filed against U.S. Gypsum, and 21,000 were settled or dismissed. U.S. Gypsum incurred expenses of $61.1 million in 1998 with respect to the resolution and defense of Personal Injury Cases, of which $45.5 million was paid by insurance. During 1997, approximately 23,500 Personal Injury Cases were filed against U.S. Gypsum, approximately 5,000 claims were refiled or amended to add U.S. Gypsum as a defendant, and approximately 14,000 were settled or dismissed. U.S. Gypsum incurred expenses of $31.6 million in 1997 with respect to Personal Injury Cases, of which $27.2 million was paid by insurance. During 1996, approximately 28,000 Personal Injury Cases were filed against U.S. Gypsum, and approximately 20,000 were settled or dismissed. U.S. Gypsum incurred expenses of $28.6 million in 1996 with respect to Personal Injury Cases, of which $21.6 million was paid by insurance.

U.S. Gypsum's estimated cost of resolving the pending Personal Injury Cases is discussed below (see "Estimated Cost").

Insurance Coverage Action: U.S. Gypsum sued its insurance carriers in 1983 to obtain coverage for asbestos cases (the "Coverage Action") and has settled all disputes with most of its solvent carriers. As of December 31, 1998, after deducting insolvent coverage and insurance paid out to date, approximately $262 million of potential insurance remained, including approximately $217 million of insurance from six carriers that have agreed, subject to certain limitations and conditions, to cover asbestos-related costs, and approximately $45 million from three carriers that have not yet agreed to make their coverage available on acceptable terms. A minimum of $10 million of the disputed coverage is expected to be available regardless of the outcome of further proceedings. U.S. Gypsum is attempting to resolve its disputes with the nonsettling carriers through either a negotiated resolution or further litigation in the Coverage Action.

U.S. Gypsum's total expenditures for all asbestos-related matters, including property damage, personal injury, insurance coverage litigation and related expenses, exceeded aggregate insurance payments by $24 million in 1998, but insurance payments exceeded asbestos-related expenses by $0.7 million in 1997 and $41 million in 1996, due primarily to nonrecurring reimbursement for amounts expended in prior years.

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

Estimated Cost: The asbestos litigation involves numerous uncertainties that affect U.S. Gypsum's ability to estimate reliably its probable liability in the Personal Injury and Property Damage Cases. In the Property Damage Cases, such uncertainties include the identification and volume of asbestos-containing products in the buildings at issue in each case, which is often disputed; the claimed damages associated therewith; the viability of statute of limitations, product identification and other defenses, which varies depending upon the facts and jurisdiction of each case; the amount for which such cases can be resolved, which normally (but not uniformly) has been substantially lower than the claimed damages; and the viability of claims for punitive and other forms of multiple damages. Uncertainties in the Personal Injury Cases include the number, characteristics and venue of Personal Injury Cases that are filed against U.S. Gypsum; the Center's ability to continue to negotiate pretrial settlements at historical or acceptable levels; the level of physical impairment of claimants; the viability of claims for punitive damages; any changes in membership in the Center and the ability to develop an alternate claims-handling vehicle that retains the key benefits of Georgine. As a result, any estimate of U.S. Gypsum's liability, while based upon the best information currently available, may not be an accurate prediction of actual costs and is subject to revision as additional information becomes available and developments occur.

Subject to the above uncertainties, and based in part on information provided by the Center, U.S. Gypsum estimates that it is probable that Property Damage and Personal Injury Cases pending at December 31, 1998, can be resolved for an amount totaling between $330 million and $410 million, including defense costs. Most of these amounts are expected to be expended over the next three to five years, although settlements of some Personal Injury Cases will be consummated over periods as long as seven years. Significant insurance funding is available for these costs, as detailed below, although resolution of the pending cases is expected to consume U.S. Gypsum's remaining insurance. At this time, U.S. Gypsum does not believe that the number and severity of asbestos-related cases that ultimately will be filed in the future can be predicted with sufficient accuracy to provide the basis for a reasonable estimate of the liability that will be associated with such cases.

Accounting for Asbestos Liability: As of December 31, 1998, U.S. Gypsum had reserved $330 million for liability from pending Property Damage and Personal Injury Cases (equaling the lower end of the estimated range of costs provided above). U.S. Gypsum had a corresponding receivable from insurance carriers of approximately $227 million, the estimated portion of the reserved amount that is expected to be paid or reimbursed by insurance that is either committed or probable of recovery. Additional amounts may be reimbursed by insurance depending upon the outcome of litigation and negotiations relating to the $35 million of insurance that is presently disputed.

U.S. Gypsum compares its estimates of liability to then-existing reserves and available insurance assets and adjusts its reserves as appropriate. As of December 31, 1998, U.S. Gypsum had an additional $43 million reserved for asbestos liabilities and asbestos-related expenses. The Company historically has accrued $18 million annually for asbestos costs. In view of the high level of personal injury filings that followed the termination of Georgine, U.S. Gypsum accrued an additional $8 million in the fourth quarter of 1998. The Company expects that an increased level of accrual will continue to be necessary during 1999 and possibly longer. The amount of future periodic accruals will depend upon factors that include, but may not be limited to, the rate at which new asbestos-related claims are filed, the imposition of medical criteria through legislation or negotiated agreements, U.S. Gypsum's average settlement cost, and the necessity of higher-cost settlements in particular jurisdictions. In addition, the Company will continue to evaluate whether its ultimate probable liability for future Personal Injury Cases can be reasonably estimated. If such an estimate can be made, it is probable that additional charges to results of operations would be necessary, although whether such an estimate can be made and, if so, the timing and amount of the resulting charge to results of operations cannot presently be determined. However, the amount of the periodic and other charges described above could be material to results of operations in the period in which they are taken.

Conclusion: The above estimates and reserves are re-evaluated periodically as additional information becomes available. Additional periodic charges to results of operations are expected to be necessary in light of future events, and such charges could be material to results of operations in the period in which they are taken. However, it is management's opinion, taking into account all of the above information and uncertainties, including currently available information concerning U.S. Gypsum's liabilities, reserves and probable insurance coverage, that the asbestos litigation will not have a material adverse effect on the liquidity or financial position of the Corporation.

ENVIRONMENTAL LITIGATION

The Corporation and certain of its subsidiaries have been notified by state and federal environmental protection agencies of possible involvement as one of numerous "potentially responsible parties" in a number of so-called "Superfund" sites in the United States. In most of these sites, the involvement of the Corporation or its subsidiaries is expected to be minimal. The Corporation believes that appropriate reserves have been established for its potential liability in connection with all Superfund sites but is continuing to review its accruals as additional information becomes available. Such reserves take into account all known or estimated costs associated with these sites, including site investigations and feasibility costs, site cleanup and remediation, legal costs, and fines and penalties, if any. In addition, environmental costs connected with site cleanups on USG-owned property also are covered by reserves established in accordance with the foregoing. The Corporation believes that neither these matters nor any other known governmental proceeding regarding environmental matters will have a material adverse effect upon its results of operations or financial position.


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


/s/ William C. Foote
----------------------
Chairman and Chief Executive Officer

/s/ Richard H. Fleming
----------------------
Executive Vice President and Chief Financial Officer

/s/ Raymond T. Belz
----------------------
Senior Vice President and Controller


                          REPORT OF INDEPENDENT PUBLIC
                                   ACCOUNTANTS

To the Stockholders and Board of Directors of USG Corporation:

We have audited the accompanying consolidated balance sheets of USG Corporation and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of earnings, cash flows, stockholders' equity and comprehensive income for the years ended December 31, 1998, 1997 and 1996. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of USG Corporation and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for the years ended December 31, 1998, 1997 and 1996, in conformity with generally accepted accounting principles.


/s/ Arthur Andersen LLP
-----------------------
ARTHUR ANDERSEN LLP
Chicago, Illinois

January 22, 1999


                                                  USG CORPORATION
                                   SELECTED QUARTERLY FINANCIAL DATA (unaudited)
                                         (millions, except per share data)


                                     First              Second          Third            Fourth            Total
                                    Quarter            Quarter         Quarter           Quarter           Year
                                    -------            -------         -------           -------          -------

     1998
     Net sales.................  $      735        $       775      $      814        $      806      $     3,130
     Gross profit..............         196                221             233               234              884
     Operating profit .........         124                147             158               156              585
     Net earnings .............          67                 82              91                92              332
     Per Common Share:
       Net earnings (a)   - basic      1.42               1.68            1.83              1.85             6.81
                          - diluted    1.35               1.63            1.80              1.83             6.61
       Price range  (b)   - high     56.750             58.000          58.750            51.625           58.750
                          - low      47.000             49.500          41.375            35.500           35.500
       Cash dividends paid ....           -                  -               -              0.10             0.10
     EBITDA....................         142                165             177               175              659


     1997
     Net sales.................         673                723             757               721            2,874
     Gross profit..............         177                202             210               198              787
     Operating profit (c)......          69                 88              97               125              379
     Net earnings (c)..........          15                 27              34                72              148
     Per Common Share:
       Net earnings (a)   - basic      0.33               0.57            0.74              1.53             3.19
                          - diluted    0.32               0.55            0.70              1.45             3.03
       Price range  (b)   - high     38.750             38.625          48.000            51.500           51.500
                          - low      30.000             29.875          35.750            41.375           29.875
     EBITDA....................         127                147             156               142              572

(a)  Basic  earnings per share is calculated  using average  shares  outstanding during the period.  Diluted  earnings per share is calculated using average
     shares  and  common  stock  equivalents   outstanding  during  the  period.
     Consequently,  the sum of the four quarters is not  necessarily the same as the total for the year.

(b)  Stock  price  ranges are for  transactions  on the New York Stock  Exchange
     (trading symbol USG), which is the principal  market for these  securities.
     Stockholders of record as of January 31, 1999: Common - 4,773; Preferred - none.

(c) Includes excess reorganization value amortization of $42 million in each of the first and second quarters and $43 million in the third quarter of 1997.
     Excess reorganization value, which was established in connection with a financial restructuring in 1993, was eliminated as of September 30, 1997.

                                                           USG CORPORATION
                                                  FIVE-YEAR SUMMARY (unaudited)
                                          (dollars in millions, except per share data)

                                                                             Years Ended December 31,
                                                              -----------------------------------------------------
                                                                  1998       1997        1996       1995      1994
                                                              ---------  ---------  ---------  ---------  --------

Earnings Statement Data:
Net sales........................................             $   3,130  $   2,874  $   2,590  $   2,444  $   2,290
Gross profit.....................................                   884        787        645        603        517
Selling and administrative expenses..............                   299        281        268        244        244
Amortization of excess reorganization value......                     -        127        169        169        169
Operating profit.................................                   585        379        208        190        104
Interest expense.................................                    53         60         75         99        149
Interest income..................................                    (5)        (3)        (2)        (6)       (10)
Other expense, net...............................                     3          2          3         32          3
Income taxes.....................................                   202        172        117         97         54
Net earnings (loss)..............................                   332        148         15        (32)       (92)
Net Earnings (Loss) Per Common Share:
   Basic.........................................                  6.81       3.19       0.32      (0.71)     (2.14)
   Diluted.......................................                  6.61       3.03       0.31      (0.71)     (2.14)

Balance Sheet Data (as of the end of the period):
Working capital .................................                   368        264        159        167        311
Current ratio....................................                  1.86       1.70       1.41       1.46       1.83
Property, plant and equipment, net...............                 1,214        982        887        842        755
Total assets.....................................                 2,357      1,926      1,864      1,927      2,173
Total debt (a)...................................                   596        620        772        926      1,149
Total stockholders' equity (deficit).............                   518        147        (23)       (37)        (8)

Other Information:
EBITDA...........................................                   659        572        437        417        325
Capital expenditures.............................                   309        172        120        147         64
Gross margin %...................................                  28.2       27.4       24.9       24.7       22.6
EBITDA margin %..................................                  21.1       19.9       16.9       17.1       14.2
Stock price (per common share) (b)...............                 50.94      49.00      33.88      30.00      19.50
Average number of employees......................                13,700     13,000     12,500     12,400     12,300

(a) Total debt is shown at principal amounts for all periods presented. The carrying amounts of total debt (net of unamortized reorganization discount) as reflected on the consolidated balance sheets as of December 31, 1996, 1995 and 1994, were $755 million, $907 million and $1,122 million, respectively.

(b) Stock price per common  share  reflects  the closing  price on December  31.