Form 10-K405, Exhibit 13
period 1999-12-31
USG CORP
filed 2000-03-01
CIK 757011

                                   EXHIBIT 13


                                 USG CORPORATION
                                FINANCIAL REVIEW



                                                                            Page

              MANAGEMENT'S DISCUSSION AND ANALYSIS                            50

              CONSOLIDATED FINANCIAL STATEMENTS
              Statement of Earnings                                           60
              Balance Sheet                                                   61
              Statement of Cash Flows                                         62
              Statement of Stockholders' Equity                               63
              Statement of Comprehensive Income                               63

              NOTES TO FINANCIAL STATEMENTS
              1.  Significant Accounting Policies                             64
              2.  Acquisition of Sybex, Inc.                                  66
              3.  Shutdown of Plasterco                                       66
              4.  Earnings Per Share                                          66
              5.  Common Stock                                                66
              6.  Inventories                                                 67
              7.  Property, Plant and Equipment                               67
              8.  Leases                                                      67
              9.  Debt                                                        68
              10. Financing Arrangements                                      68
              11. Financial Instruments and Risk Management                   69
              12. Employee Retirement Plans                                   70
              13. Stock-Based Compensation                                    71
              14. Income Taxes                                                72
              15. Segments                                                    73
              16. Litigation                                                  74

              REPORT OF MANAGEMENT                                            78

              REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                        78

              SELECTED QUARTERLY FINANCIAL DATA                               79

              FIVE-YEAR SUMMARY                                               80

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

CONSOLIDATED RESULTS

NET SALES
1999 was another record-setting year for USG due to continued strong demand from all sectors of the construction industry in North America. Net sales of $3.60 billion represented a new record level, the eighth consecutive year of higher sales and a 15% increase from the previous record of $3.13 billion in 1998. Growth in repair and remodeling and new residential construction resulted in record shipments and selling prices for USG's SHEETROCK brand gypsum wallboard. Increased opportunity from nonresidential construction led to record shipments of DONN brand suspension grid and solid demand for USG's ceiling tile products. Similar market trends resulted in a 9% increase in 1998 net sales as compared with 1997.

GROSS PROFIT
Gross profit as a percentage of net sales increased to 29.7% in 1999, compared with 28.2% in 1998 and 27.4% in 1997. The improved margin in 1999 reflects higher selling prices for SHEETROCK brand gypsum wallboard, which more than offset increased asbestos-related costs and a $22 million charge related to a plant closing.
     Asbestos charges in 1999 totaled $80.5 million compared with $26 million in 1998. See "Legal Contingencies" below and "Note 16. Litigation" for additional information on asbestos-related costs.

SELLING AND ADMINISTRATIVE EXPENSES
Selling and administrative expenses increased to $338 million in 1999, from $299 million in 1998 and $281 million in 1997. However, these expenses as a percentage of net sales improved to 9.4% in 1999, from 9.6% in 1998 and 9.8% in 1997. The increase in expense dollars in 1999 primarily related to incentive compensation and information technology initiatives. The increase in 1998 versus 1997 was primarily attributable to higher levels of expenses related to marketing programs and information technology initiatives.

INTEREST EXPENSE
Interest expense amounted to $53 million in both 1999 and 1998 as the level of total debt remained relatively constant over the two-year period. Interest expense in 1998 was down 12% from $60 million in 1997 as a result of a lower average level of debt in 1998.

INCOME TAXES
Income tax expense amounted to $263 million in 1999, compared with $202 million in 1998 and $172 million in 1997. The Corporation's effective tax rates for 1999, 1998 and 1997 were 38.4%, 37.8% and 53.9%, respectively.
     In 1997, the Corporation's income tax expense was computed based on pretax earnings excluding the amortization of excess reorganization value, which was not deductible for income tax purposes. Excess reorganization value was established in 1993 in connection with a financial restructuring. Excluding the amortization of excess reorganization value, the Corporation's 1997 effective tax rate was 38.6%. See "Note 14. Income Taxes" for additional information.

NET EARNINGS
Net earnings in 1999 were a record $421 million, up 27% from $332 million in 1998. This increase marked the fifth consecutive year of improved earnings. Diluted earnings per share were $8.39 in 1999 versus $6.61 in 1998.
     In 1997, net earnings of $148 million, or $3.03 per diluted share, were net of the amortization of excess reorganization value of $127 million, or $2.60 per diluted share.

[Bar Graphs]
USG Corporation - Net Sales (millions of dollars) $2,874, $3,130 and $3,600 for 1997, 1998 and 1999, respectively.
     USG Corporation - Net Earnings (millions of dollars) $275 (excludes amortization of excess reorganization value of $127 million), $332 and $421 for 1997, 1998 and 1999, respectively.

CORE BUSINESS RESULTS


------------------------------------------------------------------------------------------------------------
(millions)                                       Net Sales                      Operating Profit (Loss)
                                    ---------------------------------      ---------------------------------
                                      1999        1998         1997         1999         1998         1997*
                                    -------      -------      -------      -------      -------      -------
NORTH AMERICAN GYPSUM:
U.S. Gypsum Company                 $ 2,034      $ 1,732      $ 1,565      $   597      $   494      $   376
CGC Inc. (gypsum)                       161          134          124           27           18            2
Other subsidiaries                      108           95           95           27           22           24
Eliminations                           (122)        (135)        (116)           -            -            -
                                    -------      -------      -------      -------      -------      -------
Total                                 2,181        1,826        1,668          651          534          402
                                    -------      -------      -------      -------      -------      -------

WORLDWIDE CEILINGS:
USG Interiors, Inc.                     455          446          425           60           53           (1)
USG International                       212          237          229            -            9           (3)
CGC Inc. (ceilings)                      39           37           34            3            3            3
Eliminations                            (58)         (63)         (54)           -            -            -
                                    -------      -------      -------      -------      -------      -------
Total                                   648          657          634           63           65           (1)
                                    -------      -------      -------      -------      -------      -------

BUILDING PRODUCTS DISTRIBUTION:
L&W Supply Corporation                1,345        1,103          981           87           40           29
                                    -------      -------      -------      -------      -------      -------

Corporate                                 -            -            -          (64)         (54)         (49)
Eliminations                           (574)        (456)        (409)          (7)           -           (2)
                                    -------      -------      -------      -------      -------      -------
TOTAL USG CORPORATION                 3,600        3,130        2,874          730          585          379
                                    =======      =======      =======      =======      =======      =======

*Operating profit (loss) in 1997 includes the amortization of excess reorganization value of $127 million ($60 million for North American Gypsum, $65 million for Worldwide Ceilings and $2 million for Building Products Distribution).

Effective with this annual report, USG's operations are organized into three operating segments - North American Gypsum, Worldwide Ceilings and Building Products Distribution. Previously, L&W Supply Corporation was a component of North American Gypsum. Because of the growth of L&W Supply, it is now presented as a separate operating segment.
     Following is a discussion of the results for each of USG's operating segments beginning with North American Gypsum.

NORTH AMERICAN GYPSUM
Net sales in 1999 were $2.18 billion, up 19% from 1998. Operating profit in 1999 was $651 million, up 22% from 1998. Net sales in 1998 increased 9% versus 1997. Operating profit in 1998 rose 33% due in part to the absence of amortization of excess reorganization value of $60 million recorded in 1997.

United States Gypsum Company: With its plants running at full capacity, shipments of SHEETROCK brand gypsum wallboard totaled a record 9.2 billion square feet in 1999, up 5% from 8.8 billion square feet in 1998. Shipments in 1997 totaled 8.4 billion square feet. The average selling price of SHEETROCK brand gypsum wallboard in 1999 was a record $153.40 per thousand square feet, up 18% compared with the 1998 average price of $129.50. The average price in 1997 was $122.65. These improved results for wallboard were complemented by record shipments of SHEETROCK brand joint compound and DUROCK brand cement board in 1999. U.S. Gypsum's manufacturing costs for SHEETROCK brand gypsum wallboard were higher in 1999 largely due to higher prices for wastepaper, the primary raw material of wallboard paper. Lower unit costs in 1998 versus 1997 were largely due to lower prices for wastepaper. U.S. Gypsum's plants operated at 100% of capacity in 1999, compared with the estimated average rate of 98% for the U.S. wallboard industry.

CGC Inc.: The gypsum business of Canada-based CGC experienced improved net sales and operating profit in both 1999 and 1998. Increased levels of housing starts in eastern Canada resulted in greater demand and higher selling prices for CGC's SHEETROCK brand gypsum wallboard in each year. Improved results in 1998 versus 1997 also reflected a higher level of exports to the United States.

[Bar Graphs]
NorthAmerican Gypsum - Net Sales (millions of dollars) $1,668, $1,826 and $2,181 for 1997, 1998 and 1999, respectively.
     North American Gypsum - Operating Profit (millions of dollars) $462 (excludes amortization of excess reorganization value of $60 million), $534 and $651 for 1997, 1998 and 1999, respectively.

WORLDWIDE CEILINGS
Net sales in 1999 were $648 million, down slightly from 1998. Operating profit in 1999 was $63 million, compared with $65 million in 1998. Record sales and operating profit for USG Interiors, Inc., record domestic shipments of DONN brand suspension grid and solid demand for ceiling tile products were attributable to increased opportunity from the U.S. nonresidential construction market (both new construction and renovation). Operating profit in 1999 for USG Interiors also benefited from reduced manufacturing costs. However, these results were offset by weak economic conditions in Eastern Europe and in the Asia Pacific region.
     Comparing 1998 with 1997, net sales increased 4% to $657 million as sales improved for ceiling tile and DONN brand suspension grid. Operating profit of $65 million in 1998 was favorably affected by higher volume and selling prices, reduced manufacturing costs and improved international operating efficiencies. An operating loss of $1 million in 1997 reflected the amortization of excess reorganization value of $65 million.

[Bar Graphs]
Worldwide Ceilings - Net Sales (millions of dollars) $634, $657 and $648 for 1997, 1998 and 1999, respectively.
     Worldwide Ceilings - Operating Profit (millions of dollars) $64 (excludes amortization of excess reorganization value of $65 million), $65 and $63 for 1997, 1998 and 1999, respectively.

BUILDING PRODUCTS DISTRIBUTION
Net sales and operating profit for L&W Supply, the leading specialty building products distributor in the United States, reached record levels in 1999. Net sales exceeded $1.3 billion, a 22% increase over 1998. Operating profit totaled $87 million, more than double the 1998 level of $40 million. This performance reflects record sales of gypsum wallboard and complementary building materials such as drywall metal, ceiling products and joint compound. During 1999, L&W Supply had a net increase of six locations, bringing the total to 193, representing 37 states. Net sales and operating profit in 1998 increased 12% and 38%, respectively, versus 1997. Operating profit in 1997 for L&W Supply was lowered by the amortization of excess reorganization value of $2 million.

[Bar Graphs]
Building Products Distribution - Net Sales (millions of dollars) $981, $1,103 and $1,345 for 1997, 1998 and 1999, respectively.
     Building Products Distribution - Operating Profit (millions of dollars) $31 (excludes amortization of excess reorganization value of $2 million), $40 and $87 for 1997, 1998 and 1999, respectively.

MARKET CONDITIONS AND OUTLOOK
Overall market conditions were robust in 1999, and management is optimistic about key market fundamentals in 2000.
     Industry shipments of wallboard in the United States grew in 1999 to an estimated 31.0 billion square feet, a record level and a 10% rise from 1998. This increase was supported by growth in new residential construction and repair and remodel activity. Strong demand from nonresidential construction was also a contributing factor.
     Based on preliminary data issued by the U.S. Bureau of the Census, U.S. housing starts in 1999 were an estimated 1.665 million units, up 3% over 1998. Although management believes that new residential construction may not maintain this high level in 2000, housing starts are expected to approximate the healthy pace of the past several years. In addition, demand for larger homes with higher ceilings and more amenities, and whose purchasers are less affected by interest rate changes, remains strong. Housing starts totaled 1.617 million units in 1998 and 1.474 million units in 1997.
     Repair and remodel is the fastest-growing market for USG and accounts for the second-largest portion of its sales. Opportunity from repair and remodel activity continued to grow in 1999, increasing approximately 10%. Sales of existing homes were a record 5.2 million units in 1999. Because many buyers remodel an existing home within two years of purchase, the residential repair and remodel market should be healthy over the next several years. Lease rates, government tax receipts and other factors should support continued renovation of nonresidential space, such as offices and schools. Repair and remodel activity of all types is expected to continue to account for an increasing proportion of USG's sales.
     Sales of USG products to the new nonresidential construction market increased in 1999 and are expected to remain strong in 2000. Future demand for USG products from new nonresidential construction is gauged by floor space for which contracts are signed. Installation of gypsum and ceilings products follows signing of the construction contract by about a year. Floor space for which contracts were signed rose 13% in 1998 and increased another 3% in 1999.
     While market conditions continue to be good in the United States and Canada, certain international markets remain weak. Most of USG's sales outside of North America come from Western Europe, Latin America and the Asia Pacific region. USG's exposure to the economic problems of Asia and Eastern Europe is small. Business conditions continue to be soft in Asia and parts of Europe, but have remained solid in Latin America.

LIQUIDITY AND CAPITAL RESOURCES

FINANCIAL STRATEGY
USG is focused on building long-term stockholder value through dividends, share repurchases and the five elements of its strategic growth plan.

Dividends: In 1999, USG paid cash dividends of $0.10 per share in the first, second and third quarters. Because of record earnings in 1999 and the forecast of a stronger performance in 2000, USG increased its quarterly dividend to $0.15 in the fourth quarter of 1999.

Share Repurchases: USG has purchased nearly 1.7 million shares since its multiyear share-repurchase program began in the fourth quarter of 1998. Under the program, USG may repurchase up to 5 million shares. Share repurchases are being made in the open market or through privately negotiated transactions and are being funded with available cash from operations.

Strategic Growth Plan: USG is investing in its businesses under five central strategies - building for growth by adding capacity and lowering production costs (see "Capital Expenditures" below), leading in product innovation, expanding its building products distribution business, enhancing customer service and promoting its brand names.

CAPITAL EXPENDITURES
Capital spending amounted to $426 million in 1999, compared with $309 million in 1998. As of December 31, 1999, capital expenditure commitments for the replacement, modernization and expansion of operations amounted to $260 million, compared with $481 million as of December 31, 1998. USG's capital expenditures program includes the following projects:

Wallboard Capacity Modernization and Expansion: To meet growing demand, USG is investing in state-of-the- art manufacturing facilities. New production capacity will serve to meet the demands of USG's customers and improve profitability. Upon completion of the five projects described below, USG will have added more than 2 billion square feet of net new capacity with lower operating costs than those of the old facilities it is replacing.
     In the Southeast, construction of a new plant in Bridgeport, Ala., was successfully completed. This facility, which has more than 700 million square feet of SHEETROCK brand gypsum wallboard manufacturing capacity, began operation in the second quarter of 1999.
     In the Midwest, U.S. Gypsum completed construction of a new production line for SHEETROCK brand gypsum wallboard at its East Chicago, Ind., plant. This new line replaced an existing high-cost line and began operation in the fourth quarter of 1999.
     In the Northeast, U.S. Gypsum is building a new SHEETROCK brand gypsum wallboard plant in Aliquippa, Pa. Construction of this facility is expected to be completed in the second quarter of 2000.
     In the Northwest, ground was broken during 1999 for a new SHEETROCK brand gypsum wallboard plant in Rainier, Ore. A significant portion of the new capacity provided by this plant will replace existing USG shipments into the region from plants as far away as Iowa, Texas and Ontario, Canada. This facility is expected to be fully operational in 2001.

     In the Southwest, construction began in 1999 on a new production line for SHEETROCK brand gypsum wallboard at U.S. Gypsum's plant in Plaster City, Calif., which will replace a 41-year-old, high-cost production line. This facility also is expected to be fully operational in 2001.

Gypsum Fiber Project: Construction was completed on a facility to manufacture FIBEROCK brand gypsum fiber panels, USG's newest product platform. This production line, which is located at the Gypsum, Ohio, wallboard plant, began operation in late 1999.

ACQUISITION OF SYBEX, INC.
On November 30, 1999, USG acquired Sybex, Inc., the holding company of Beadex Manufacturing Company, Inc. and The Synkoloid Company of Canada. Sybex operates joint compound and paper-faced metal corner bead plants in the United States and Canada. With annual sales of approximately $58 million, Sybex is the leader in joint compound in the Pacific Northwest and western Canada and the leader in paper-faced metal corner bead in North America.
     USG continues to evaluate potential acquisitions of companies in the building products industry, as well as divestitures and joint ventures, on an ongoing basis. USG has external sources of capital available and adequate financial resources and liquidity to fund future growth opportunities such as new products, acquisitions and joint ventures.

SHUTDOWN OF PLASTERCO
In the third quarter of 1999, U.S. Gypsum announced the planned shutdown of 350 million square feet of high-cost manufacturing capacity at its 90-year-old Plasterco, Va., plant. In conjunction with the announcement, U.S. Gypsum recorded a $22 million pretax ($14 million after-tax; $0.27 per share) charge to cost of products sold for expenses related to the closing of the plant and adjacent gypsum mine. The Plasterco facility was closed on December 23, 1999, following the start-up of U.S. Gypsum's new plant in Bridgeport, Ala., earlier in the year.

WORKING CAPITAL
Working capital (current assets less current liabilities) as of December 31, 1999, amounted to $382 million, compared with $368 million as of December 31, 1998. The ratio of current assets to current liabilities was 1.78 to 1 as of December 31, 1999, compared with 1.86 to 1 as of December 31, 1998.
     Receivables increased to $361 million as of December 31, 1999, from $349 million as of December 31, 1998. Inventories increased to $256 million from $234 million, and accounts payable rose to $172 million from $157 million. These variations reflect an increased level of business in 1999 as compared with 1998.
     Cash and cash equivalents as of December 31, 1999, amounted to $197 million, up from $152 million as of December 31, 1998. During 1999, net cash flows from operating activities totaled $631 million. Net cash flows to investing activities of $498 million primarily reflect capital spending of $426 million and the acquisition of Sybex, Inc. Net cash flows to financing activities of $88 million primarily reflect $72 million used for stock repurchases and $22 million used for cash dividends, partially offset by $12 million received from the exercise of stock options.

DEBT
As of December 31, 1999, total debt amounted to $593 million, down slightly from $596 million at December 31, 1998. During 1999, USG retired $25 million of 8.75% debentures due 2017, $25 million of Canadian credit facility borrowings and $24 million of old higher-cost industrial revenue bonds ("IRBs"). These retirements were offset by a $64 million increase in IRBs associated with the Gypsum, Ohio, and East Chicago, Ind., capital projects and a $7 million increase in short-term and long-term notes payable.

Available Liquidity
USG has additional liquidity available through several financing arrangements. Revolving credit facilities in the United States, Canada and Europe allow the Corporation to borrow up to an aggregate of $602 million (including a $125 million letter of credit subfacility in the United States), under which, as of December 31, 1999, outstanding revolving loans totaled $85 million and letters of credit issued and outstanding amounted to $15 million, leaving the Corporation with $502 million of unused and available credit.
     USG had additional borrowing capacity of $50 million as of December 31, 1999, under a revolving accounts receivable facility. See "Note 10. Financing Arrangements."
    A shelf registration statement filed with the Securities and Exchange Commission allows the Corporation to offer from time to time debt securities, shares of preferred and common stock or warrants to purchase shares of common stock, all having an aggregate initial offering price not to exceed $300 million. As of the filing date of USG's 1999 Annual Report on Form 10-K, no securities had been issued pursuant to this registration.

[Bar Graphs]

USG Corporation - Capital Spending (millions of dollars) $172, $309 and $426 for 1997, 1998 and 1999, respectively.

USG Corporation - Debt (as of December 31, millions of dollars) $620, $596 and $593 for 1997, 1998 and 1999, respectively.


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

(dollars in millions)                                   Maturity Date
                             -----------------------------------------------------------------
                                2000       2001       2002       2003       2004    Thereafter          Total      Fair Value
                             ---------  ---------  ---------  ---------  ---------  ----------          -----      ----------
DEBT
U.S. Dollar:
Fixed rate                         -      $ 150          -          -          -     $   278          $  428          $   417
Average interest rate              -        9.3%         -          -          -         5.8%            6.4%
Variable rate                 $    2          -      $  25      $  40    $    40           -          $  107          $   107
Average interest rate            8.5%         -        7.4%       7.3%       7.4%          -             7.4%

Canadian Dollar:
Variable rate                      -          -      $  44          -          -           -          $   44          $    44
Average interest rate              -          -        6.9%         -          -           -             6.9%

European Multicurrency Line:
Variable rate                 $   14          -          -          -          -           -          $   14          $    14
Average interest rate            4.7%         -          -          -          -           -             4.7%

INTEREST RATE SWAPS
U.S. Dollar:
Notional amount               $   25          -          -          -          -           -          $   25                -
Average pay rate                 7.2%         -          -          -          -           -             7.2%
Average receive rate             6.2%         -          -          -          -           -             6.2%

Canadian Dollar:
Notional amount                    -      $  28          -          -          -           -          $   28                -
Average pay rate                   -        5.5%         -          -          -           -             5.5%
Average receive rate               -        6.3%         -          -          -           -             6.3%
---------------------------------------------------------------------------------------------------------------------------


Foreign Currency Exchange Risk: The table below summarizes USG's foreign currency hedge contracts as of December 31, 1999. The table presents the notional amounts (in millions of U.S. dollar equivalents) and weighted average contract rates. Virtually all outstanding foreign currency hedge contracts mature within 12 months.

----------------------------------------------------------------
   Currency           Currency            Notional    Contract
     Sold             Purchased              Value        Rate
----------------------------------------------------------------
Forward Contracts:
U.S. Dollars          Canadian Dollars         $24     $  1.48
British Pounds        Euros                      7        0.68
U.S. Dollars          Euros                      3        1.05
Australian Dollars    New Zealand Dollars        2        1.24
Australian Dollars    U.S. Dollars               2        0.65
Singapore Dollars     U.S. Dollars               2        1.65
Option Contracts:
Australian Dollars    U.S. Dollars               1        0.63
----------------------------------------------------------------

Commodity Price Risk: USG uses natural gas swap contracts to manage price exposure on anticipated natural gas purchases. A sensitivity analysis has been prepared to estimate the potential loss in fair value of such instruments assuming a hypothetical 10% increase in market prices. The sensitivity analysis includes the underlying exposures that are being hedged. Based on the results of the sensitivity analysis, which may differ from actual results, USG's potential loss in fair value is $17 million.

     See "Note 1. Significant Accounting Policies" and "Note 11. Financial Instruments and Risk Management" for additional information on USG's financial exposures.

YEAR 2000 COMPLIANCE
In 1996, USG began an evaluation of its computer-based systems to determine the extent of the modifications required to make those systems year 2000 compliant and to devise a plan to complete such modifications prior to January 1, 2000. The plan was divided into five phases: identification (a basic inventory of all systems), assessment, remediation, testing and completion. The plan encompassed all of USG's computer systems including mainframe, midrange, client server and desktop systems as well as all specialized control systems for plant operations or other facilities including those that are considered embedded systems. USG's mainframe systems are responsible for most of the information processing done by the Corporation and have received a majority of the efforts dedicated to this project as well as a majority of the budget allocated to it. All plan phases have been completed.

Current Status: USG's computer-based systems did not experience any disruptions on the critical date of January 1, 2000. The USG plan contemplates that the Corporation will continue to monitor its internal operating systems and continue the ongoing contacts regarding year 2000 matters with its critical suppliers at least through early 2000. Furthermore, there may be potential computer problems related to year 2000 that may not surface until after January 2000 (e.g., software applications affected by the leap day, software applications that are run only on a quarterly or annual basis, or automatic shutdown of embedded systems and any related processes based on failure to perform timely maintenance.)

Suppliers and Customers: USG's year 2000 compliance plan also included an analysis and survey of critical third-party suppliers of material and services to determine their year 2000 compliance status. As of the filing date of USG's Annual Report on Form 10-K, no disruption to USG's business has occurred as a result of performance issues affecting suppliers. However, there continues to be a small degree of uncertainty as to whether there will be, or the extent of, any significant disruption due to third- party supplier failures. USG also has been in contact with most of its major customers on the status of each party's year 2000 compliance plans and expects to continue such information exchanges beyond January 1, 2000, in order to maintain those business relationships and to obtain updated information for its own ongoing planning. Based on the survey responses received to date, these ongoing contacts, internal review of its collection history from major customers, the steps taken to prepare for the critical period and USG's experience since January 1, 2000, USG does not expect to experience any lack of liquidity which would affect its ability to continue business operations in whatever circumstances should come about.

Costs: The cost of carrying out USG's compliance plan is currently estimated at $11 million, a reduction of $1 million from the previous estimate. As of December 31, 1999, about 82% of this amount has been incurred. Much of the balance may be expended in early 2000.

Contingency Plans: While USG has not to date experienced any significant systems or other year 2000 problems, it is still possible that USG might later experience significant disruptions due to year 2000 problems that affect the operating environment in which it conducts business. The inability of USG or its critical suppliers and customers to effectuate solutions to their respective year 2000 issues on a timely and cost-effective basis could still have a material adverse effect on USG.
     In view of the continuing uncertainty, albeit much reduced, that USG faces with respect to year 2000 issues, it maintains its ability to implement its contingency plan to provide for continuation of its operations in the event of possible year 2000 disruptions. The plan will be continually evaluated and modified as required by developments and circumstances that may emerge through the course of 2000.
     USG's contingency plan provides for the continuation of its business and operations in the period following January 1, 2000. The planning process involved detailed reviews by operating personnel of all of the information that has been gathered concerning critical suppliers, customers and internal systems to determine all foreseeable risks to the continuation of business operations. Based on that review process, USG prepared a set of operating procedures for dealing with the identified risks. These procedures provide for flexible responses to conditions, as they may be expected to develop after the critical date of January 1, 2000.

Worst-Case Scenario: In the view of USG's year 2000 contingency planning team, the most reasonably likely worst-case scenario is that there might be a local or regional disruption to its plant production due to disruptions in the supply chain. However, as of the filing date of its Annual Report on Form 10-K, USG has not experienced any local or regional disruption to its plant production due to disruptions in the supply chain.

Conclusion: While USG will continue to maintain its contingency plan even beyond January 1, 2000, management believes that, in terms of the Corporation's internal operating systems, it has been and will be able to continue its operations without material disruption. Based on management's present knowledge, it also does not foresee any significant disruptions to USG's businesses from external causes.

EURO CURRENCY CONVERSION
Effective January 1, 1999, 11 of the 15 countries that are members of the European Union introduced a new, single currency unit, the euro. Prior to full implementation of the new currency for the participating countries on January 1, 2002, there is a three-year transition period during which parties may use either the existing currencies or the euro. However, during the transition period, all exchanges between currencies of the participating countries are required to be first converted through the euro.
     USG has conducted a comprehensive analysis to address the euro currency issue. USG's efforts are focused on two phases. The first phase addresses USG's European operations during the transition period. The second phase covers full conversion of these operations to the euro. The Corporation was ready for the transition period that began on January 1, 1999, and expects to be ready for full conversion by January 1, 2002, the mandatory conversion date. USG also is prepared to deal with its critical suppliers and customers during the transition period and will communicate with them as appropriate. The Corporation does not expect the introduction of the euro currency to have a material adverse impact on its business, results of operations or financial position.

LEGAL CONTINGENCIES
One of the Corporation's subsidiaries, U.S. Gypsum, is a defendant in asbestos lawsuits alleging both property damage and personal injury. Asbestos charges in 1999 totaled $80.5 million compared with $26 million in 1998. Although new personal injury cases were filed in 1999 at a significantly lower rate than that at which cases were filed in 1998, asbestos charges to results of operations have been higher in 1999 because the estimated cost of resolving cases pending during 1998 will, when expended, consume all of U.S. Gypsum's remaining insurance. As a result, the estimated liability from new case filings is currently being charged against reported earnings.
     U.S. Gypsum expects that periodic charges will continue to be necessary in the future in amounts that could be higher or lower than recent quarters, and which could be material to the period in which they are taken. The amount of future periodic charges will depend upon factors that include, but may not be limited to, the rate at which new asbestos-related claims are filed, the potential imposition of medical criteria, the impact of changes in membership of the Center for Claims Resolution (of which U.S. Gypsum is a member), U.S. Gypsum's settlement cost and the estimated cost of resolving pending claims, and the necessity of higher-cost settlements in particular jurisdictions. In addition, U.S. Gypsum will continue to evaluate whether its probable liability for future personal injury cases can be reasonably estimated. The ability to make such an estimate will require an assessment of the impact on future case filings and settlement values of a number of uncertainties. When such an estimate can be made, it is probable that an additional charge to results of operations will be necessary. Although the timing and amount of the resulting charge cannot presently be determined, the amount is expected to be material to results of operations in the period in which it is taken. However, the asbestos litigation is not expected to have a significant impact on the Corporation's liquidity or cash flows. See "Note 16. Litigation" for additional information on asbestos litigation.
     The Corporation and certain of its subsidiaries have been notified by state and federal environmental protection agencies of possible involvement as one of numerous "potentially responsible parties" in a number of so-called "Superfund" sites in the United States. The Corporation believes that neither these matters nor any other known governmental proceeding regarding environmental matters will have a material adverse effect upon its results of operations or financial position. See "Note 16. Litigation" for additional information on environmental litigation.


FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements related to management's expectations about future conditions. Actual business or other conditions may differ significantly from management's expectations and accordingly affect the Corporation's sales and profitability or other results. Actual results may differ due to factors over which the Corporation has no control, including economic activity such as new housing construction, interest rates and consumer confidence; competitive activity such as price and product competition; increases in raw material and energy costs; risk of disruption due to year 2000 issues such as those described above; euro currency issues such as the ability and willingness of third parties to convert affected systems in a timely manner and the actions of governmental agencies or other third parties; and the outcome of contested asbestos-related litigation, the rate of new asbestos-related filings and the other factors described herein. The Corporation assumes no obligation to update any forward-looking information contained in this report.

CONSOLIDATED STATEMENT OF EARNINGS


(dollars in millions, except per share data)              Years Ended December 31,
--------------------------------------------------------------------------------------------
                                                     1999           1998            1997
--------------------------------------------------------------------------------------------
Net sales                                         $ 3,600        $ 3,130         $ 2,874
Cost of products sold                               2,532          2,246           2,087
--------------------------------------------------------------------------------------------
Gross profit                                        1,068            884             787
   % of net sales                                    29.7           28.2            27.4
Selling and administrative expenses                   338            299             281
Amortization of excess reorganization value             -              -             127
--------------------------------------------------------------------------------------------
Operating profit                                      730            585             379
Interest expense                                       53             53              60
Interest income                                       (10)            (5)             (3)
Other expense, net                                      3              3               2
--------------------------------------------------------------------------------------------
Earnings before income taxes                          684            534             320
Income taxes                                          263            202             172
--------------------------------------------------------------------------------------------
Net earnings                                          421            332             148
============================================================================================
Net Earnings Per Common Share:
Basic                                                8.48           6.81            3.19
============================================================================================
Diluted                                              8.39           6.61            3.03
============================================================================================



The notes to financial statements are an integral part of this statement.

CONSOLIDATED BALANCE SHEET


(dollars in millions, except per share data)                                                  As of December 31,
-------------------------------------------------------------------------------------------------------------------
                                                                                          1999                1998
-------------------------------------------------------------------------------------------------------------------

ASSETS
Current Assets:
Cash and cash equivalents                                                              $   197             $   152
Receivables (net of reserves of $18 and $18)                                               361                 349
Inventories                                                                                256                 234
Current and deferred income taxes                                                           59                  62
-------------------------------------------------------------------------------------------------------------------
     Total current assets                                                                  873                 797
-------------------------------------------------------------------------------------------------------------------
Property, plant and equipment, net                                                       1,568               1,214
Other assets                                                                               332                 346
-------------------------------------------------------------------------------------------------------------------
     Total assets                                                                        2,773               2,357
===================================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable                                                                           172                 157
Accrued expenses                                                                           303                 237
Notes payable                                                                               16                  10
Current portion of long-term debt                                                            -                  25
-------------------------------------------------------------------------------------------------------------------
     Total current liabilities                                                             491                 429
===================================================================================================================
Long-term debt                                                                             577                 561
Deferred income taxes                                                                      138                 169
Other liabilities                                                                          700                 680
Stockholders' Equity:
Preferred stock - $1 par value; authorized 36,000,000 shares; $1.80 convertible preferred stock (initial series);
                  outstanding - none                                                         -                   -
Common stock -    $0.10 par value; authorized 200,000,000 shares;
                  outstanding 48,859,531 and 49,524,952 shares (after
                  deducting 1,125,691 and 296,235 shares held in treasury)                   5                   5
Treasury stock                                                                             (56)                (10)
Capital received in excess of par value                                                    316                 317
Deferred currency translation                                                              (33)                (30)
Reinvested earnings                                                                        635                 236
-------------------------------------------------------------------------------------------------------------------
     Total stockholders' equity                                                            867                 518
-------------------------------------------------------------------------------------------------------------------
     Total liabilities and stockholders' equity                                          2,773               2,357
===================================================================================================================



The notes to financial statements are an integral part of this statement.

CONSOLIDATED STATEMENT OF CASH FLOWS

(millions)                                                                       Years Ended December 31,
---------------------------------------------------------------------------------------------------------------
                                                                            1999           1998           1997
---------------------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES
Net earnings                                                              $  421         $  332          $ 148
Adjustments to Reconcile Net Earnings to Net Cash:
   Amortization of excess reorganization value                                 -              -            127
   Depreciation, depletion and amortization                                   91             81             70
   Current and deferred income taxes                                         (31)             7             (2)
(Increase) Decrease in Working Capital:
   Receivables                                                                (4)           (52)           (23)
   Inventories                                                               (15)           (26)           (23)
   Payables                                                                   12             11              5
   Accrued expenses                                                           58             17             20
(Increase) decrease in other assets                                          (20)             6            (10)
Increase in other liabilities                                                121              -             19
Other, net                                                                    (2)            (2)             1
---------------------------------------------------------------------------------------------------------------
   Net cash from operating activities                                        631            374            332
---------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Capital expenditures                                                        (426)          (309)          (172)
Net proceeds from asset dispositions                                           2              2              2
Acquisition of business, net of acquired cash                                (74)            -               -
---------------------------------------------------------------------------------------------------------------
   Net cash to investing activities                                         (498)          (307)          (170)
---------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Issuance of debt                                                              65             78            116
Repayment of debt                                                            (50)          (107)          (265)
Short-term borrowings (repayments), net                                      (21)             9             (3)
Issuances of common stock                                                     12             48             18
Purchases of common stock                                                    (72)           (10)             -
Cash dividends paid                                                          (22)            (5)             -
---------------------------------------------------------------------------------------------------------------
   Net cash (to) from financing activities                                   (88)            13           (134)
---------------------------------------------------------------------------------------------------------------

NET INCREASE IN CASH AND CASH EQUIVALENTS                                     45             80             28
Cash and cash equivalents at beginning of period                             152             72             44
---------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                                   197            152             72
===============================================================================================================

Supplemental Cash Flow Disclosures:
Interest paid                                                                 56             56             64
Income taxes paid                                                            281            186            168


The notes to financial statements are an integral part of this statement.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY


(millions)                                                      Years Ended December 31,
-------------------------------------------------------------------------------------------------
                                                          1999          1998           1997
-------------------------------------------------------------------------------------------------
Common Stock:
Balance at January 1                                     $   5         $   5          $   5
-------------------------------------------------------------------------------------------------
Balance at December 31                                       5             5              5
-------------------------------------------------------------------------------------------------

Treasury Stock:
Balance at January 1                                       (10)            -              -
Purchases of common stock                                  (72)          (10)             -
Stock option and restricted stock activity, net             26             -              -
-------------------------------------------------------------------------------------------------
Balance at December 31                                     (56)          (10)             -
-------------------------------------------------------------------------------------------------

Capital Received in Excess of Par Value:
Balance at January 1                                       317           258            231
Stock option and restricted stock activity, net             (1)           19             25
Warrants exercised                                           -            40              2
-------------------------------------------------------------------------------------------------
Balance at December 31                                     316           317            258
-------------------------------------------------------------------------------------------------

Reinvested Earnings (Deficit):
Balance at January 1                                       236           (91)          (239)
Net earnings                                               421           332            148
Cash dividends paid                                        (22)           (5)             -
-------------------------------------------------------------------------------------------------
Balance at December 31                                     635           236            (91)
-------------------------------------------------------------------------------------------------

Accumulated Other Comprehensive Income:
Balance at January 1                                       (30)          (25)           (20)
Other comprehensive income                                  (3)           (5)            (5)
-------------------------------------------------------------------------------------------------
Balance at December 31                                     (33)          (30)           (25)
-------------------------------------------------------------------------------------------------

Total stockholders' equity                                 867           518            147
=================================================================================================

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME


(millions)                                                      Years Ended December 31,
-------------------------------------------------------------------------------------------------
                                                          1999          1998           1997
-------------------------------------------------------------------------------------------------
Net earnings                                             $ 421         $ 332          $ 148

Other Comprehensive Income (net of tax):
Foreign currency translation adjustments                    (3)           (5)           (15)
Minimum pension liability                                    -             -             10
-------------------------------------------------------------------------------------------------
                                                            (3)           (5)            (5)
-------------------------------------------------------------------------------------------------

Total comprehensive income                                 418           327            143
=================================================================================================

The notes to financial statements are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS


1.  SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS
Through its subsidiaries, USG Corporation ("USG" or "the Corporation") is a leading manufacturer and distributor of building materials, producing a wide range of products for use in new residential, new nonresidential and repair and remodel construction, as well as products used in certain industrial processes. USG's operations are organized into three operating segments: North American Gypsum, which manufactures and markets SHEETROCK brand gypsum wallboard and related products in the United States, Canada and Mexico; Worldwide Ceilings, which manufactures and markets ceiling tile, DONN brand suspension grid and other interior systems products worldwide; and Building Products Distribution, which distributes gypsum wallboard, drywall metal, ceiling products, joint compound and other building products throughout the United States. USG's products also are distributed through building materials dealers, home improvement centers and other retailers, specialty wallboard distributors, and contractors.

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

RECLASSIFICATIONS
Certain amounts in the prior years' financial statements and notes thereto have been reclassified to conform with the 1999 presentation.

REVENUE RECOGNITION
Revenue is recognized upon the shipment of products to customers.

EARNINGS PER SHARE
Basic earnings per share is computed by dividing net earnings by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share includes the dilutive effect of the potential exercise of outstanding stock options and warrants under the treasury stock method.

COMPREHENSIVE INCOME
The components of comprehensive income for USG include net earnings, foreign currency translation gain or loss adjustments and, in 1997, a minimum pension liability adjustment. Taxes related to the minimum pension liability adjustment in 1997 were $7 million. There was no tax impact on the foreign currency translation adjustments.

CASH AND CASH EQUIVALENTS
Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less.

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

EXCESS REORGANIZATION VALUE
In the third quarter of 1997, the remaining balance of excess reorganization value was eliminated. The $83 million balance, which would have been amortized through April 1998, was offset by the elimination of a valuation allowance in accordance with AICPA Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7"). See "Note
14. Income Taxes" for additional information. Excess reorganization value was recorded in 1993 in connection with a comprehensive restructuring of the Corporation's debt under the principles of fresh start accounting as required by SOP 90-7.

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

Foreign Exchange Derivative Instruments: The Corporation has operations in a number of countries and due to intercompany and third-party transactions is exposed to changes in foreign currency exchange rates. The Corporation manages these exposures on a consolidated basis, which allows netting of certain exposures to take advantage of any natural offsets. To the extent the net exposures are hedged, forward and/or option contracts are used. Gains and/or losses on these foreign currency hedges are included in net earnings in the period in which the exchange rates change.

RESEARCH AND DEVELOPMENT
Research and development expenditures are charged to earnings as incurred and amounted to $21 million, $20 million and $19 million in the years ended December 31, 1999, 1998 and 1997, respectively.

RECENT ACCOUNTING PRONOUNCEMENT
In 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") 133, "Accounting for Derivative Instruments and Hedging Activities." The effective date of this statement was delayed under SFAS 137 to fiscal years beginning after June 15, 2000, and cannot be applied retroactively. SFAS 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded on the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The Corporation plans to adopt SFAS 133 effective January 1, 2001, and will determine both the method and impact of adoption prior to that date.

2.  ACQUISITION OF SYBEX, INC.

On November 30, 1999, USG acquired Sybex, Inc., the holding company of Beadex Manufacturing Company, Inc. and The Synkoloid Company of Canada. Sybex operates joint compound and paper-faced metal corner bead plants in the United States and Canada and has annual sales of approximately $58 million.

3.  SHUTDOWN OF PLASTERCO

In the third quarter of 1999, U.S. Gypsum announced the planned shutdown of its Plasterco, Va., plant. In conjunction with the announcement, U.S. Gypsum recorded a $22 million pretax ($14 million after-tax; $0.27 per share) charge to cost of products sold for expenses related to the closing of the plant and adjacent gypsum mine. The Plasterco facility was closed on December 23, 1999, following the start-up of U.S. Gypsum's new plant in Bridgeport, Ala., earlier in the year.

4.  EARNINGS PER SHARE

The reconciliation of basic earnings per share to diluted earnings per share is shown in the following table:

                                              Average
(millions, except                     Net      Shares   Per Share
 share data)                       Earnings    (000)      Amount
-----------------------------------------------------------------

1999:
Basic earnings                      $  421     49,697      $8.48
Effect of Dilutive Securities:
Options                                           519
-----------------------------------------------------------------
Diluted earnings                       421     50,216       8.39
=================================================================

1998:
Basic earnings                         332     48,710       6.81
Effect of Dilutive Securities:
Options                                           861
Warrants                                          613
-----------------------------------------------------------------
Diluted earnings                       332     50,184       6.61
=================================================================

1997:
Basic earnings                         148     46,269       3.19
Effect of Dilutive Securities:
Options                                           930
Warrants                                        1,528
-----------------------------------------------------------------
Diluted earnings                       148     48,727       3.03
=================================================================

5.  COMMON STOCK

Changes in outstanding common stock are summarized as follows:

(shares in thousands)                 1999       1998       1997
-----------------------------------------------------------------
Common Stock:
Balance at January 1                49,525     46,781     45,725
Stock option and restricted
   stock activity, net                 165        536        973
Warrants exercised                       -      2,455        101
Treasury stock                        (830)      (247)       (18)
-----------------------------------------------------------------
Balance at December 31              48,860     49,525     46,781
=================================================================

Treasury Stock:
Balance at January 1                  (296)       (49)       (31)
Purchases of common stock           (1,425)      (225)         -
Stock option and restricted
   stock activity, net                 595        (22)       (18)
-----------------------------------------------------------------
Balance at December 31              (1,126)      (296)       (49)
=================================================================

STOCK REPURCHASES
In the fourth quarter of 1998, USG initiated a multiyear stock-repurchase program, under which up to 5 million shares of common stock may be purchased. Stock repurchases are being made in the open market or through privately negotiated transactions and are being financed with available cash from operations.

STOCKHOLDER RIGHTS PLAN
The Corporation's stockholder rights plan which will expire on March 27, 2008, has four basic provisions. First, if an acquirer buys 15% or more of USG's outstanding common stock, the plan allows other stockholders to buy, with each right, additional USG shares at a 50% discount. Second, if USG is acquired in a merger or other business combination transaction, rights holders will be entitled to buy shares of the acquiring company at a 50% discount. Third, if an acquirer buys between 15% and 50% of USG's outstanding common stock, the Corporation can exchange part or all of the rights of the other holders for shares of the Corporation's stock on a one-for-one basis, or shares of a new junior preferred stock on a one-for-one-hundredth basis. Fourth, before an acquirer buys 15% or more of USG's outstanding common stock, the rights are redeemable for $0.01 per right at the option of the board of directors. This provision permits the board to enter into an acquisition transaction that is determined to be in the best interests of stockholders. The board is authorized to reduce the 15% threshold to not less than 10%.

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


6.  INVENTORIES

As of December 31, 1999 and 1998, the LIFO values of domestic inventories were $191 million and $168 million, respectively, and would have been $3 million higher for 1999 and $1 million lower for 1998 if they were valued under the FIFO and average production cost methods. The LIFO value of U.S. domestic inventories exceeded that computed for U.S. federal income tax purposes by $30 million as of December 31, 1999 and 1998. Inventory classifications as of December 31 were as follows:

(millions)                                   1999       1998
------------------------------------------------------------
Finished goods and work in progress          $164       $151
Raw materials                                  77         69
Supplies                                       15         14
------------------------------------------------------------
Total                                         256        234
============================================================

7.  PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment classifications as of December 31 were as follows:

(millions)                                   1999       1998
------------------------------------------------------------
Land and mineral deposits                 $    79    $    63
Buildings and realty improvements             423        331
Machinery and equipment                     1,439      1,118
------------------------------------------------------------
                                            1,941      1,512
Reserves for depreciation and depletion      (373)      (298)
------------------------------------------------------------
Total                                       1,568      1,214
============================================================


8.  LEASES

The Corporation leases certain of its offices, buildings, machinery and equipment, and autos under noncancelable operating leases. These leases have various terms and renewal options. Lease expense amounted to $62 million, $59 million and $51 million in the years ended December 31, 1999, 1998 and 1997, respectively. Future minimum lease payments required under operating leases with initial or remaining noncancelable terms in excess of one year as of December 31, 1999, were $45 million in 2000, $37 million in 2001, $31 million in 2002,
$19 million in 2003 and $15 million in 2004. The aggregate obligation subsequent to 2004 was $23 million.

9.  DEBT

Total debt, including debt maturing within one year, as of December 31 consisted of the following:

(millions)                                1999   1998
-----------------------------------------------------
European line of credit due 2000          $ 14   $ 10
9.25% senior notes due 2001                150    150
U.S. revolving credit facility due 2002     25     25
Canadian credit facility due 2002           44     69
Receivables facility due 2003 and 2004      80     80
8.5% senior notes due 2005                 150    150
Industrial revenue bonds                   124     84
8.75% sinking fund debentures                -     25
Other                                        6      3
-----------------------------------------------------
Total                                      593    596
=====================================================

U.S. REVOLVING CREDIT FACILITY
USG maintains a $500 million unsecured revolving credit facility, which includes a $125 million letter of credit subfacility, with a syndicate of banks under a credit agreement. The revolving credit facility expires in 2002 with no required amortization prior to maturity.
     As of December 31, 1999, outstanding revolving loans totaled $25 million, and letters of credit issued and outstanding amounted to $15 million, leaving the Corporation with $460 million of available credit under the revolving credit facility.
     The revolving loans bear interest at the London Interbank Offered Rate ("LIBOR") as determined from time to time plus an applicable spread based on the Corporation's net debt to EBITDA ratio (as defined in the credit agreement) for the preceding four quarters. As of December 31, 1999, the applicable spread was 0.4%. The average rate of interest on the revolving loans was 5.7% during 1999 and 6.0% during 1998. See "Note 11. Financial Instruments and Risk Management" for information on instruments used by the Corporation to manage the impact of interest rate changes on LIBOR-based bank debt.
     The credit agreement contains restrictions on the operation of the Corporation's business, including covenants pertaining to liens, sale and leaseback transactions, and mergers with and acquisitions of businesses not related to the building industry.

CANADIAN CREDIT FACILITY
USG maintains through CGC Inc. a $76 million (U.S.) ($110 million Canadian), parent-guaranteed Canadian credit facility due 2002.
     As of December 31, 1999, outstanding loans totaled $44 million (U.S.), leaving $32 million (U.S.) of available credit under this facility.
     The method of calculating interest and the covenants related to this facility are virtually the same as those for the U.S. facility described above. The average rate of interest on the Canadian loans was 5.8% during 1999 and 6.0% during 1998.

EUROPEAN LINE OF CREDIT
USG maintains a parent-guaranteed, multicurrency ($20 million U.S. equivalent) European line of credit. As of December 31, 1999, short-term borrowings outstanding under this line of credit amounted to $14 million (U.S.). The average rate of interest on these borrowings was 3.3% during 1999 and 4.2% during 1998.

INDUSTRIAL REVENUE BONDS
Industrial revenue bonds reflected in the above table had interest rates ranging from 5.5% to 8.8%, with maturities through 2034.
     USG uses industrial revenue bonds to finance certain capital projects. Proceeds from these bonds are deposited into construction escrow accounts. The bonds are recorded incrementally on USG's books as funds are drawn from the escrow accounts throughout the construction process. In 1999, USG issued $140 million of industrial revenue bonds, of which $10 million were drawn and recorded. Industrial revenue bonds issued in 1998 totaling $54 million were also drawn and recorded in 1999.

OTHER INFORMATION
The fair market value of total debt outstanding was $582 million and $619 million as of December 31, 1999 and 1998, respectively, based on indicative market prices as of those dates.
     Aggregate scheduled maturities of debt during the five years subsequent to December 31, 1999, are $16 million in 2000, $150 million in 2001, $69 million in 2002, $40 million in 2003 and $40 million in 2004.

10.  FINANCING ARRANGEMENTS

ACCOUNTS RECEIVABLE FACILITY
The Corporation has an accounts receivable facility in which USG Funding Corporation, a special-purpose subsidiary of the Corporation formed under Delaware law, entered into agreements with U.S. Gypsum and USG Interiors, Inc. These agreements provide that USG Funding purchases trade receivables (excluding intercompany receivables owed by L&W Supply) of U.S. Gypsum and USG Interiors as generated, in a transaction designed to be a "true sale" under applicable law. USG Funding is a party to a Master Trust arrangement (the "Master Trust") under which the purchased receivables are then transferred to Chase Manhattan Bank as trustee to be held for the benefit of certificate holders in such trust. A residual interest in the Master Trust is owned by USG Funding through subordinated certificates. Under a supplement to the Master Trust, certificates representing an ownership interest in the Master Trust of up to $130 million have been issued to Citicorp Securities, Inc. Debt issued under the receivables facility has a final maturity in 2004 but may be prepaid at any time. The underlying interest rate on this facility is based on the commercial paper index. However, the interest rate on such debt was fixed at 8.2% through December 31, 1999, through a long-term interest rate swap that expired on that date. Pursuant to the applicable reserve and eligibility requirements, the maximum amount of debt issuable under the receivables facility as of December 31, 1999 and 1998, (including $80 million outstanding as of each date) was $108 million and $112 million, respectively.
     Under the foregoing agreements and related documentation, USG Funding is a separate corporate entity with its own separate creditors that will be entitled to be satisfied out of USG Funding's assets prior to distribution of any value to its shareholder.
     As of December 31, 1999 and 1998, the outstanding balance of receivables sold to USG Funding and held under the Master Trust was $192 million and $189 million, respectively, and debt outstanding under the receivables facility was $80 million as of each date. Receivables and debt outstanding in connection with the receivables facility remain in receivables and long-term debt, respectively, on the consolidated balance sheet.

SHELF REGISTRATION
In 1996, the Securities and Exchange Commission declared effective a shelf registration statement that allows the Corporation to offer from time to time
(i) debt securities (ii) shares of $1.00 par value preferred stock (iii) shares of $0.10 par value common stock and/or (iv) warrants to purchase shares of common stock, all having an aggregate initial offering price not to exceed $300 million. As of the filing date of the Corporation's 1999 Annual Report on Form 10-K, no securities had been issued pursuant to this registration.

11.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The amounts reported below as fair values represent the market value as obtained from broker quotations. Any negative fair values are estimates of the amounts USG would need to pay to cancel the contracts or transfer them to other parties.

INTEREST RATE RISK MANAGEMENT
USG uses interest rate swap agreements to manage the impact of interest rate changes on the underlying floating-rate debt. USG's swap portfolio consists of pay fixed/receive floating swaps, which effectively convert floating-rate obligations into fixed-rate instruments. As of December 31, 1999 and 1998, USG had swap agreements in place to convert $53 million and $131 million, respectively, of notional principal from floating-rate to fixed-rate instruments. As of December 31, 1999, all swap agreements mature within two years. The fair values of these swap agreements as of December 31, 1999 and 1998, were zero and $(8) million, respectively.

ENERGY RISK MANAGEMENT
USG uses swap agreements to hedge anticipated purchases of fuel to be utilized in its manufacturing processes. As of December 31, 1999 and 1998, USG had swap agreements to exchange monthly payments on notional amounts of energy amounting to $53 million and $57 million, respectively. These agreements mature within three years. The fair values of these swap agreements as of December 31, 1999 and 1998, were zero and $(6) million, respectively.

FOREIGN EXCHANGE RISK MANAGEMENT
As of December 31, 1999 and 1998, USG had a number of foreign currency contracts in place (primarily Canadian dollars and euros) to hedge its exposure to exchange rate fluctuations on foreign currency transactions. These foreign exchange contracts mature on the anticipated cash requirement date of the hedged transaction, virtually all within 12 months. The notional amounts of foreign currency contracts as of December 31, 1999 and 1998, were $41 million and $60 million, respectively. The fair values of these contracts as of December 31, 1999 and 1998, were zero and $(1) million, respectively.

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

                                   Pension Benefits
                                 --------------------
(millions)                       1999    1998    1997
-----------------------------------------------------
Service cost of benefits
   earned                        $ 19    $ 14    $ 12
Interest cost on projected
   benefit obligation              43      39      36
Expected return on plan assets    (49)    (44)    (39)
Net amortization                    2       1       -
-----------------------------------------------------
Net pension cost                   15      10       9
=====================================================

                              Postretirement Benefits
                              -----------------------
(millions)                       1999    1998    1997
-----------------------------------------------------
Service cost of benefits
   earned                           7       6       6
Interest cost on projected
   benefit obligation              15      14      15
Net amortization                    -      (1)      -
-----------------------------------------------------
Net postretirement cost            22      19      21
=====================================================

     The following tables summarize pension and postretirement benefit obligations, plan assets and funded status as of December 31:

                                      Pension          Postretirement
                                  ---------------     ---------------
(millions)                         1999      1998      1999      1998
---------------------------------------------------------------------
Change in Benefit Obligation:
Benefit obligation
   as of January 1                $ 633     $ 528     $ 214     $ 219
Service cost                         19        14         7         6
Interest cost                        43        39        15        14
Employee contributions                9         9         2         2
Benefits paid                       (49)      (47)      (12)      (13)
Plan amendment                        2         3        (7)        -
Actuarial (gain) loss               (28)       90       (24)      (14)
Foreign currency rate change          3        (3)        -         -
---------------------------------------------------------------------
Benefit obligation
    as of December 31               632       633       195       214
=====================================================================

Change in Plan Assets:
Fair value as of January 1          597       554         -         -
Actual return on plan assets         97        79         -         -
Employer contributions                9         7         -         -
Employee contributions                9         9         -         -
Benefits paid                       (49)      (47)        -         -
Foreign currency rate change          4        (5)        -         -
---------------------------------------------------------------------
Fair value as of December 31        667       597         -         -
=====================================================================

Funded Status:
As of December 31                    35       (36)     (195)     (214)
Unrecognized prior service cost       7         4        (6)        1
Unrecognized net (gain) loss        (65)       14       (48)      (23)
---------------------------------------------------------------------
Net balance sheet liability         (23)      (18)     (249)     (236)
=====================================================================

Assumptions as of December 31:
Discount rate                      7.75%     6.75%     7.75%     6.75%
Pension plans expected return         9%        9%        -         -
Compensation increase rate            5%        5%        5%        5%
---------------------------------------------------------------------

   The assumed health-care-cost trend rate used in measuring the accumulated postretirement benefit obligation was 6% as of December 31, 1999, and 7% as of December 31, 1998, with a rate gradually declining to 5% by 2000 and remaining at that level thereafter. A one-percentage-point change in the assumed health-care-cost trend rate would have the following effects:
                               One Percentage       One Percentage
(millions)                     Point Increase       Point Decrease
Effect on total service and
   interest cost components    $        4           $         (3)
Effect on postretirement
   benefit obligation                  34                    (27)
-----------------------------------------------------------------

13.  STOCK-BASED COMPENSATION

The Corporation has issued stock options from three successive plans under its long-term equity program. Under each of the plans, options were granted at an exercise price equal to the market value on the date of grant. All options granted under the plans have 10-year terms and vesting schedules of two or three years. The options expire on the 10th anniversary of the date of grant, except in the case of retirement, death or disability, in which case they expire on the earlier of the fifth anniversary of such event or the expiration of the original option term.
     The Corporation accounts for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25 and discloses such compensation under the provisions of SFAS 123, "Accounting for Stock-Based Compensation."
     The fair value of each option grant was estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for options granted:

                            1999      1998        1997
-------------------------------------------------------
Expected life (years)        7.4       7.4         7.4
Risk-free interest rate      6.5%      5.7%        6.8%
Expected volatility         31.4%     30.7%       29.6%
Dividend yield               .88%        -           -
-------------------------------------------------------

     The weighted average fair value of options granted on January 2, 1999, was $22.05. The weighted average fair values of options granted on January 2 and January 19, 1998, were $22.32 and $24.53, respectively. The weighted average fair value of options granted during 1997 was $15.61.
     If the Corporation had elected to recognize compensation cost for stock-based compensation grants consistent with the method prescribed by SFAS No. 123, net earnings and net earnings per common share would have changed to the following pro forma amounts:

(millions, except per share data)       1999     1998     1997
--------------------------------------------------------------
Net Earnings: As reported               $421     $332     $148
              Pro forma                  416      328      144
Basic EPS:    As reported               8.48     6.81     3.19
              Pro forma                 8.38     6.73     3.12
Diluted EPS:  As reported               8.39     6.61     3.03
              Pro forma                 8.29     6.54     2.96
--------------------------------------------------------------

Stock option activity was as follows:

(options in thousands)                  1999     1998     1997
--------------------------------------------------------------
Options:
Outstanding, January 1                 2,034    2,049    2,565
Granted                                  316      413      378
Exercised                               (553)    (388)    (882)
Canceled                                  (7)     (40)     (12)
--------------------------------------------------------------
Outstanding, December 31               1,790    2,034    2,049
Exercisable, December 31               1,087    1,292    1,339
Available for grant, December 31         566    1,122    1,671

Weighted Average Exercise Price:
Outstanding, January 1                $30.43   $25.54   $21.71
Granted                                50.87    48.44    34.60
Exercised                              22.29    22.72    18.20
Canceled                               48.99    40.53    32.00
Outstanding, December 31               36.49    30.43    25.54
Exercisable, December 31               28.05    23.80    22.06
--------------------------------------------------------------

     The following table summarizes information about stock options outstanding as of December 31, 1999:

                Options Outstanding          Options Exercisable
         ----------------------------------  -------------------
                    Weighted
                    Average       Weighted             Weighted
Range of           Remaining      Average               Average
Exercise  Options  Contractual    Exercise   Options    Exercise
Prices     (000)   Life (yrs.)     Price      (000)      Price
-------  --------- ----------   -----------  ----------- -----
$ 5 - 15    157        3.4          $10        157        $10
 15 - 25    121        4.6           22        121         22
 25 - 35    809        5.7           32        809         32
 35 - 55    703        8.5           50          -          -
--------------------------------------------------------------
Total     1,790        6.5           36      1,087         28
==============================================================

14.  INCOME TAXES

Earnings before income taxes consisted of the following:

(millions)                 1999       1998       1997
-----------------------------------------------------
U.S.                       $633       $487       $301
Foreign                      51         47         19
-----------------------------------------------------
Total                       684        534        320
=====================================================

   Income taxes consisted of the following:

(millions)                 1999       1998       1997
-----------------------------------------------------
Current:
Federal                    $246       $165       $147
Foreign                      10         12         10
State                        47         29         26
-----------------------------------------------------
                            303        206        183
-----------------------------------------------------
Deferred:
Federal                     (38)        (3)       (12)
Foreign                       5         (1)         2
State                        (7)         -         (1)
-----------------------------------------------------
                            (40)        (4)       (11)
-----------------------------------------------------
Total                       263        202        172
=====================================================

   Differences between actual provisions for income taxes and provisions for income taxes at the U.S. federal statutory rate (35%) were as follows:

(millions)                 1999       1998       1997
-----------------------------------------------------
Taxes on income at
   federal statutory rate  $240       $187       $112
Excess reorganization
   value amortization         -          -         44
Foreign sales corporation    (1)        (1)         -
Foreign earnings subject
   to different tax rates     -         (1)         2
State income tax, net of
   federal benefit           26         19         16
Percentage depletion         (4)        (3)        (3)
Other, net                    2          1          1
-----------------------------------------------------
Provision for income taxes  263        202        172
=====================================================

Effective income tax rate  38.4%      37.8%     53.9%
=====================================================


     Significant components of deferred tax (assets) liabilities as of December 31 were as follows:

(millions)                           1999      1998
-----------------------------------------------------
Property, plant and equipment        $189      $173
Other                                   -         1
-----------------------------------------------------
Deferred tax liabilities              189       174
-----------------------------------------------------
Pension and postretirement benefits   (93)      (87)
Reserves not deductible until paid   (178)     (137)
Other                                  (7)        -
-----------------------------------------------------
Deferred tax assets                  (278)     (224)
-----------------------------------------------------
Net deferred tax assets               (89)      (50)
=====================================================

     A valuation allowance of $90 million, which had been provided for deferred tax assets relating to pension and postretirement benefits prior to the Corporation's financial restructuring in 1993, was eliminated in the third quarter of 1997. The elimination of this allowance reflected a change in management's judgment regarding the realizability of these assets in future years as a result of the Corporation's pretax earnings levels and improved capital structure over the prior three years. In accordance with SOP 90-7, the benefit realized from the elimination of this allowance was used to reduce the balance of excess reorganization value to zero in the third quarter of 1997.
         The Corporation does not provide for U.S. income taxes on the portion of undistributed earnings of foreign subsidiaries that are intended to be permanently reinvested. The cumulative amount of such undistributed earnings totaled approximately $196 million as of December 31, 1999. These earnings would become taxable in the United States upon the sale or liquidation of these foreign subsidiaries or upon the remittance of dividends. It is not practicable to estimate the amount of the deferred tax liability on such earnings.

15.  SEGMENTS

OPERATING SEGMENTS

(millions)                                          1999       1998       1997
------------------------------------------------------------------------------
[S]                                                [C]        [C]          [C]
Net Sales:
North American Gypsum                             $2,181     $1,826     $1,668
Worldwide Ceilings                                   648        657        634
Building Products
    Distribution                                   1,345      1,103        981
Eliminations                                        (574)      (456)      (409)
------------------------------------------------------------------------------
Total                                              3,600      3,130      2,874
==============================================================================

Amortization of Excess
   Reorganization Value:
North American Gypsum                                  -          -         60
Worldwide Ceilings                                     -          -         65
Building Products
    Distribution                                       -          -          2
------------------------------------------------------------------------------
Total                                                  -          -        127
==============================================================================

Operating Profit (Loss):
North American Gypsum                                651        534        402
Worldwide Ceilings                                    63         65         (1)
Building Products Distribution                        87         40         29
Corporate                                            (64)       (54)       (49)
Eliminations                                          (7)         -         (2)
------------------------------------------------------------------------------
Total                                                730        585        379
==============================================================================

Depreciation, Depletion
   and Amortization:
North American Gypsum                                 57         50         44
Worldwide Ceilings                                    19         18         17
Building Products Distribution                         6          5          4
Corporate                                              9          8          5
------------------------------------------------------------------------------
Total                                                 91         81         70
==============================================================================

Capital Expenditures:
North American Gypsum                                397        260        121
Worldwide Ceilings                                    20         39         45
Building Products Distribution                         8          9          5
Corporate                                              1          1          1
------------------------------------------------------------------------------
Total                                                426        309        172
==============================================================================

Assets:
North American Gypsum                              1,721      1,350      1,085
Worldwide Ceilings                                   425        434        398
Building Products Distribution                       309        258        213
Corporate                                            410        383        289
Eliminations                                         (92)       (68)       (59)
------------------------------------------------------------------------------
Total                                              2,773      2,357      1,926
==============================================================================


GEOGRAPHIC SEGMENTS

(millions)                                          1999       1998       1997
------------------------------------------------------------------------------
Net Sales:
United States                                     $3,262     $2,829     $2,570
Canada                                               240        206        184
Other Foreign                                        246        256        251
Geographic transfers                                (148)      (161)      (131)
------------------------------------------------------------------------------
Total                                              3,600      3,130      2,874
==============================================================================

Long-Lived Assets:
United States                                      1,473      1,094        869
Canada                                               198        155        156
Other Foreign                                        102         83         71
------------------------------------------------------------------------------
Total                                              1,773      1,332      1,096
==============================================================================

Effective with this annual report, USG's operations are organized into three operating segments - North American Gypsum, Worldwide Ceilings and Building Products Distribution. Previously, L&W Supply Corporation was a component of North American Gypsum. Because of the growth of L&W Supply, it is now presented as a separate operating segment.
     Transactions between operating and geographic segments are accounted for at transfer prices that are approximately equal to market value. Intercompany transfers between operating segments (shown above as Eliminations) largely reflect intercompany sales from U.S. Gypsum to L&W Supply. No single customer accounted for 10% or more of consolidated net sales. Revenues are attributed to geographic areas based on the location of the assets producing the revenues. Export sales to foreign unaffiliated customers represent less than 10% of consolidated net sales. Segment operating profit (loss) includes all costs and expenses directly related to the segment involved and an allocation of expenses that benefit more than one segment. Segment operating profit (loss) for 1997 also includes the noncash amortization of excess reorganization value, which had the impact of reducing operating profit for North American Gypsum, Worldwide Ceilings and Building Products Distribution.
     Corporate assets include the assets of USG Funding, which represent the outstanding balances of receivables purchased from U.S. Gypsum and USG Interiors, net of reserves. As of December 31, 1999, 1998 and 1997, such receivables, net of reserves, amounted to $125 million, $141 million and $128 million, respectively, including $97 million, $106 million and $95 million purchased from U.S. Gypsum and $28 million, $35 million and $33 million purchased from USG Interiors as of the respective dates.

16.  LITIGATION

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

Property Damage Cases: U.S. Gypsum is a defendant in 11 Property Damage Cases, most of which involve multiple buildings. One of the cases is a conditionally certified class action comprised of all colleges and universities in the United States, which certification is presently limited to the resolution of certain allegedly "common" liability issues (Central Wesleyan College v. W.R. Grace & Co., et al., U.S.D.C. S.C.). The Company anticipates that few additional Property Damage Cases will be filed, as a result of the operation of statutes of limitations and the impact of certain other factors, although if the class action referred to above is decertified, as sought by the Company, it is likely that some colleges and universities will file individual Property Damage Cases against U.S. Gypsum. It is possible that any cases that are filed will seek substantial damages.
    In total, U.S. Gypsum has settled approximately 115 Property Damage Cases involving 245 plaintiffs, in addition to four class action settlements. Twenty-four cases have been tried to verdict, 16 of which were won by U.S. Gypsum and five lost; three other cases, one won at the trial level and two lost, were settled during appeals. In the cases lost, compensatory damage awards against U.S. Gypsum totaled $11.5 million. Punitive damages totaling $5.5 million were entered against U.S. Gypsum in four trials. Two of the punitive damage awards, totaling $1.45 million, were paid, and two were settled during the appellate process.
     In 1999, no new Property Damage Cases were filed against U.S. Gypsum, one case was settled, and 11 were pending at year end. U.S. Gypsum expended $5 million for the defense and resolution of Property Damage Cases and received insurance payments of $24 million. In 1998, two Property Damage Cases were filed against U.S. Gypsum, two cases were dismissed before trial, four were settled, and 12 were pending at year end. U.S. Gypsum expended $29.5 million for the defense and resolution of Property Damage Cases (most of which consisted of payments for settlements agreed to in the prior year) and received insurance payments of $22.0 million in 1998. In 1997, one Property Damage Case was filed against U.S. Gypsum, three cases were dismissed before trial, six were settled, one closed case was reopened, and 16 were pending at year end. U.S. Gypsum expended $7.8 million for the defense and resolution of Property Damage Cases and received insurance payments of $15.5 million in 1997. A substantial portion of the insurance payments received during the years 1997-1999 constituted reimbursement for amounts expended in connection with Property Damage Cases in prior years.
     U.S. Gypsum's estimated cost of resolving pending Property Damage Cases is discussed below (see "Estimated Cost").

Personal Injury Cases: U.S. Gypsum is also a defendant in approximately 93,000 Personal Injury Cases pending at December 31, 1999, as well as an additional approximately 59,000 cases that have been settled but will be closed over time. Filings of new Personal Injury Cases totaled approximately 48,000 claims in 1999, compared to 80,000 claims in 1998, and 23,500 claims in 1997. The Company believes that the higher rate of personal injury case filings in 1998 resulted, at least in part, from a Supreme Court ruling striking down a class action settlement that included an injunction against the filing of certain Personal Injury Cases from September 1994 until July 1997. It is anticipated that Personal Injury Cases will continue to be filed in substantial numbers for the foreseeable future, although the percentage of such cases filed by claimants with little or no physical impairment is expected to remain high.
     U.S. Gypsum's average settlement cost for Personal Injury Cases over the past several years has been approximately $1,800 per claim, exclusive of defense costs. In 1999, U.S. Gypsum (through the Center for Claims Resolution, discussed below) agreed to settlements of approximately 76,000 Personal Injury Cases, including 39,000 cases that will be closed in future years at an average cost of approximately $1,250 per case, and 37,000 claims closed during 1999 for an average settlement of approximately $2,500 per case. The higher cost of settlements of those cases actually closed in 1999 was due primarily to more costly settlements in particular jurisdictions, and an increase in the number of such claims that came from individuals alleging serious illness, due in part to the courts' accelerated treatment of such claims. Management anticipates that the average settlement cost for most pending claims will continue to be moderated by opportunities for block settlements of large numbers of claims and the apparently high percentage of claims that appear to have been brought by individuals with little or no physical impairment. However, other factors, including the litigation strategies of certain co-defendants and an increasingly adverse litigation environment in particular jurisdictions, are expected to have an adverse impact on settlement costs for some pending and future cases and, therefore, on U.S. Gypsum's overall settlement costs.
     U.S. Gypsum is a member, together with 14 other former producers of asbestos-containing products, of the Center for Claims Resolution (the "Center"), which has assumed the handling of all Personal Injury Cases pending against U.S. Gypsum and the other members of the Center. Costs of defense and settlement are shared among the members of the Center pursuant to predetermined sharing formulae. Most of U.S. Gypsum's personal injury liability and defense costs have been paid by its insurance carriers. Punitive damages have never been awarded against U.S. Gypsum in a Personal Injury Case; whether such an award would be covered by insurance would depend on state law and the terms of the individual policies.
     During 1999, three companies left the Center and the membership of another company was terminated by the Center's Board. U.S. Gypsum and other Center members have stated their intention to pursue alternatives to the current tort system, including settlements with plaintiffs' firms that include agreements to resolve over time the firms' pending claims, as well as the firms' agreement to recommend to their future clients that they defer filing, or accept nominal payments on, personal injury claims that do not meet established disease criteria. The Center reached several such agreements in 1999 and will continue to attempt to negotiate similar agreements in the future. The impact of such agreements, and of the changes in the Center's membership, cannot be determined at this time.
     During 1999, approximately 48,000 Personal Injury Cases were filed against U.S. Gypsum, and approximately 37,000 were settled or dismissed. U.S. Gypsum incurred expenses of $100 million in 1999 with respect to the settlement and defense of Personal Injury Cases, of which approximately $85 million was paid by insurance. During 1998, approximately 80,000 Personal Injury Cases were filed against U.S. Gypsum, and 21,000 were settled or dismissed. U.S. Gypsum incurred expenses of $61.1 million in 1998 with respect to the resolution and defense of Personal Injury Cases, of which $45.5 million was paid by insurance. During 1997, approximately 23,500 Personal Injury Cases were filed against U.S. Gypsum, approximately 5,000 claims were refiled or amended to add U.S. Gypsum as a defendant, and approximately 14,000 were settled or dismissed. U.S. Gypsum incurred expenses of $31.6 million in 1997 with respect to Personal Injury Cases, of which $27.2 million was paid by insurance.
     U.S. Gypsum's estimated cost of resolving the pending Personal Injury Cases is discussed below (see "Estimated Cost").

Insurance Coverage Action: U.S. Gypsum sued its insurance carriers in 1983 to obtain coverage for asbestos cases (the "Coverage Action") and has settled all disputes with its solvent carriers. As of December 31, 1999, after deducting insolvent coverage and insurance paid out to date, and taking into account recent settlements, approximately $142 million of insurance remained with 8 carriers, all of which have agreed, subject to certain limitations and conditions, to cover asbestos-related costs.
     Insurance payments to U.S. Gypsum for all asbestos-related matters, including property damage, personal injury, insurance coverage litigation and related expenses, exceeded asbestos-related expenses by $6 million for 1999 and $0.7 million in 1997 due primarily to nonrecurring reimbursement for amounts expended in prior years. However, U.S. Gypsum's total asbestos-related expenditures exceeded aggregate insurance payments by $24 million in 1998.

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

Estimated Cost: The asbestos litigation involves numerous uncertainties that affect U.S. Gypsum's ability to estimate reliably its probable liability in the Personal Injury and Property Damage Cases. In the Property Damage Cases, such uncertainties include the identification and volume of asbestos-containing products in the buildings at issue in each case, which is often disputed; the claimed damages associated therewith; the viability of statute of limitations, product identification and other defenses, which varies depending upon the facts and jurisdiction of each case; the amount for which such cases can be resolved, which normally (but not uniformly) has been substantially lower than the claimed damages; and the viability of claims for punitive and other forms of multiple damages. Uncertainties in the Personal Injury Cases include the number, characteristics and venue of Personal Injury Cases that are filed against U.S. Gypsum; the Center's ability to continue to resolve claims at historical or acceptable levels; the level of physical impairment of claimants; the viability of claims for punitive damages; the effect of recent changes in membership in the Center and any future changes in Center membership; and the ability to negotiate settlements or develop other mechanisms that defer or reduce claims from unimpaired claimants. As a result, any estimate of U.S. Gypsum's liability, while based upon the best information currently available, may not be an accurate prediction of actual costs and is subject to revision as additional information becomes available and developments occur.
     Subject to the above uncertainties, and based in part on information provided by the Center, U.S. Gypsum estimates that it is probable that Property Damage and Personal Injury Cases pending at December 31, 1999, can be resolved for an amount totaling between $342 million and $485 million, including defense costs. Most of these amounts are expected to be expended over the next three to five years, although settlements of some Personal Injury Cases will be consummated over periods as long as seven years. Significant insurance funding is available for these costs, as detailed below, although resolution of the pending cases will consume U.S. Gypsum's remaining insurance. At this time, U.S. Gypsum does not believe that the number and severity of asbestos-related cases that ultimately will be filed in the future can be predicted with sufficient accuracy to provide the basis for a reasonable estimate of the liability that will be associated with such cases, although, as noted below, the Company is actively engaged in examining the feasibility of such an estimate with the objective of providing such information when possible.

Accounting for Asbestos Liability: As of December 31, 1999, U.S. Gypsum had reserved $342 million for liability from pending Property Damage and Personal Injury Cases (equaling the lower end of the estimated range of costs provided above). U.S. Gypsum had a corresponding receivable from insurance carriers of approximately $142 million, the estimated portion of the reserved amount that is expected to be paid or reimbursed by insurance. As of December 31, 1999, U.S. Gypsum had an additional $32 million reserved for asbestos liabilities and asbestos-related expenses.
     U.S. Gypsum compares its estimates of liability to then-existing reserves and available insurance assets and from time to time adjusts its reserves as appropriate. The Company historically has accrued $18 million annually ($4.5 million per quarter) for asbestos costs. In view of the increased level of personal injury filings beginning in 1998, U.S. Gypsum accrued an additional $8 million (or a total of $12.5 million) in both the fourth quarter of 1998 and the first quarter of 1999. U.S. Gypsum charged results of operations a total of $30 million in the second quarter of 1999, $20 million in the third quarter, and $18 million in the fourth quarter, based largely on new filings in those quarters. Although new Personal Injury Cases were filed in 1999 at a rate significantly below the rate at which cases were filed in 1998, asbestos charges to results of operations have been higher in 1999 because the estimated cost of resolving cases pending during 1998 will, when expended, consume all of U.S. Gypsum's remaining insurance; as a result, the estimated liability from new case filings is currently being charged against reported earnings. Accordingly, the Company expects that additional periodic charges will be necessary in the future, in amounts that could be higher or lower than recent quarters, and which could be material to the period in which they are taken. The amount of future periodic charges will depend upon factors that include, but may not be limited to, the rate at which new asbestos-related claims are filed, the potential imposition of medical criteria, the impact of changes in membership of the Center, changes in U.S. Gypsum's settlement cost and the estimated cost of resolving pending claims, and the necessity of higher-cost settlements in particular jurisdictions.
     In addition, U.S. Gypsum will continue to evaluate whether its probable liability for future Personal Injury Cases can be reasonably estimated. The ability to make such an estimate will require an assessment of the impact on future case filings and settlement values of the uncertainties identified above, including the outcome of negotiations currently underway between the Center and certain plaintiffs' firms concerning settlements that would, among other things, apply medical criteria to the firm's future Personal Injury Cases. When such an estimate can be made, it is probable that an additional charge to results of operations will be necessary. Although the timing and amount of the resulting charge cannot presently be determined, the amount is expected to be material to results of operations in the period in which it is taken.

Conclusion: The above estimates and reserves are re-evaluated periodically as additional information becomes available. Additional charges to results of operations are expected to be necessary in light of future events, and such charges could be material to results of operations in the period in which they are taken. However, it is management's opinion, taking into account all of the above information and uncertainties, including currently available information concerning U.S. Gypsum's liabilities, reserves and probable insurance coverage, that the asbestos litigation will not have a material adverse effect on the liquidity or financial position of the Corporation.

ENVIRONMENTAL LITIGATION
The Corporation and certain of its subsidiaries have been notified by state and federal environmental protection agencies of possible involvement as one of numerous "potentially responsible parties" in a number of so-called "Superfund" sites in the United States. In most of these sites, the involvement of the Corporation or its subsidiaries is expected to be minimal. The Corporation believes that appropriate reserves have been established for its potential liability in connection with all Superfund sites but continuously reviews its accruals as additional information becomes available. Such reserves take into account all known or estimated costs associated with these sites, including site investigations and feasibility costs, site cleanup and remediation, legal costs, and fines and penalties, if any. In addition, environmental costs connected with site cleanups on USG-owned property also are covered by reserves established in accordance with the foregoing. The Corporation believes that neither these matters nor any other known governmental proceeding regarding environmental matters will have a material adverse effect upon its results of operations or financial position.

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

William C. Foote
Chairman, Chief Executive Officer and President

Richard H. Fleming
Executive Vice President and Chief Financial Officer

Raymond T. Belz
Senior Vice President and Controller


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of USG Corporation:
     We have audited the accompanying consolidated balance sheets of USG Corporation (a Delaware corporation) and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of earnings, cash flows, stockholders' equity and comprehensive income for the years ended December 31, 1999, 1998 and 1997. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of USG Corporation and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for the years ended December 31, 1999, 1998 and 1997, in conformity with generally accepted accounting principles.

/s/ Arthur Andersen LLP

ARTHUR ANDERSEN LLP
Chicago, Illinois

January 27, 2000

     SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)



                                    First   Second    Third    Fourth      Total
(millions, except per share data) Quarter  Quarter  Quarter   Quarter       Year
--------------------------------------------------------------------------------
1999
Net sales                        $    823  $   895  $   952   $   930    $ 3,600
Gross profit                          231      265      283       289      1,068
Operating profit                      154      183      198       195        730
Net earnings                           86      104      116       115        421
Per Common Share:
  Net earnings (a) - basic           1.73     2.09     2.34      2.34       8.48
                   - diluted         1.71     2.07     2.32      2.32       8.39
  Price range  (b) - high          58.375   64.500   60.750    52.375     64.500
                   - low           44.750   51.438   46.438    41.125     41.125
  Cash dividends paid                0.10     0.10     0.10      0.15       0.45

1998
Net sales                        $    735  $   775  $   814   $   806    $ 3,130
Gross profit                          196      221      233       234        884
Operating profit                      124      147      158       156        585
Net earnings                           67       82       91        92        332
Per Common Share:
  Net earnings (a) - basic           1.42     1.68     1.83      1.85       6.81
                   - diluted         1.35     1.63     1.80      1.83       6.61
  Price range  (b) - high          56.750   58.000   58.750    51.625     58.750
                   - low           47.000   49.500   41.375    35.500     35.500
  Cash dividends paid                   -        -        -      0.10       0.10

(a) Basic earnings per share is calculated using average shares outstanding during the period. Diluted earnings per share is calculated using average shares and common stock equivalents outstanding during the period. Consequently, the sum of the four quarters is not necessarily the same as the total for the year.

(b) Stock price ranges are for transactions on the New York Stock Exchange (trading symbol USG), which is the principal market for these securities. Stockholders of record as of January 31, 2000: Common - 4,463; Preferred - none.

FIVE-YEAR SUMMARY (UNAUDITED)



(dollars in millions, except per share data)                            Years Ended December 31,
------------------------------------------------------------------------------------------------------------
                                                        1999        1998        1997        1996        1995
------------------------------------------------------------------------------------------------------------
EARNINGS STATEMENT DATA:
Net sales                                           $  3,600    $  3,130    $  2,874    $  2,590    $  2,444
Gross profit                                           1,068         884         787         645         603
Selling and administrative expenses                      338         299         281         268         244
Amortization of excess reorganization value                -           -         127         169         169
Operating profit                                         730         585         379         208         190
Interest expense                                          53          53          60          75          99
Interest income                                          (10)         (5)         (3)         (2)         (6)
Other expense, net                                         3           3           2           3          32
Income taxes                                             263         202         172         117          97
Net earnings (loss)                                      421         332         148          15         (32)
Net Earnings (Loss) Per Common Share:
   Basic                                                8.48        6.81        3.19        0.32       (0.71)
   Diluted                                              8.39        6.61        3.03        0.31       (0.71)

BALANCE SHEET DATA (as of the end of the period):
Working capital                                          382         368         264         159         167
Current ratio                                           1.78        1.86        1.70        1.41        1.46
Property, plant and equipment, net                     1,568       1,214         982         887         842
Total assets                                           2,773       2,357       1,926       1,864       1,927
Total debt (a)                                           593         596         620         772         926
Total stockholders' equity (deficit)                     867         518         147         (23)        (37)

OTHER INFORMATION:
Capital expenditures                                     426         309         172         120         147
Gross margin %                                          29.7        28.2        27.4        24.9        24.7
Stock price (per common share) (b)                     47.13       50.94       49.00       33.88       30.00
Cash dividends paid (per common share)                  0.45        0.10           -           -           -
Average number of employees                           14,300      13,700      13,000      12,500      12,400


(a) Total debt is shown at principal amounts for all periods presented. The carrying amounts of total debt (net of unamortized reorganization discount) as reflected on the consolidated balance sheets as of December 31, 1996 and 1995, were $755 million and $907 million, respectively.

(b)  Stock price per common share reflects the closing price on December 31.