Form 10-K405, Exhibit 13
period 2000-12-31
USG CORP
filed 2001-03-05
CIK 757011

                                   EXHIBIT 13

                                 USG CORPORATION
                                FINANCIAL REVIEW




                                                                         Page
                                                                         ----

        MANAGEMENT'S DISCUSSION AND ANALYSIS                              35

        CONSOLIDATED FINANCIAL STATEMENTS
        Statements of Earnings                                            44
        Balance Sheets                                                    45
        Statements of Cash Flows                                          46
        Statements of Stockholders' Equity                                47

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        1.  Significant Accounting Policies                               48
        2.  Provision for Restructuring Expenses                          50
        3.  Shutdown of Plasterco                                         50
        4.  Acquisition of Sybex, Inc.                                    50
        5.  Earnings Per Share                                            50
        6.  Common Stock                                                  50
        7.  Inventories                                                   51
        8.  Property, Plant and Equipment                                 51
        9.  Leases                                                        51
        10. Debt                                                          51
        11. Financing Arrangements                                        52
        12. Financial Instruments and Risk Management                     53
        13. Employee Retirement Plans                                     53
        14. Stock-Based Compensation                                      54
        15. Income Taxes                                                  55
        16. Segments                                                      56
        17. Litigation                                                    57


        REPORT OF MANAGEMENT                                              62

        REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                          62

        SELECTED QUARTERLY FINANCIAL DATA                                 63

        FIVE-YEAR SUMMARY                                                 64

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Overview

2000 was a challenging year for USG Corporation. First, the gypsum wallboard market in the United States, which represents USG's largest single business, transitioned from short supply to excess supply. Although, shipments of USG's SHEETROCK brand gypsum wallboard set a new record, selling prices fell significantly during the year because of excess supply in the market. The lower prices, combined with higher energy and raw material costs, had an adverse effect on USG's profitability in 2000.
     Second, the number of asbestos claims and related settlement values continued to increase, and two other major building products companies, Owens Corning and Armstrong World Industries, Inc., filed Chapter 11 bankruptcies due to asbestos-related liabilities. Based on an independent study, USG estimated its probable liability for costs associated with asbestos cases currently pending and expected to be filed through 2003 to be between $889 million and $1,281 million. In the fourth quarter of 2000, USG recorded a noncash, pretax provision of $850 million, increasing its total reserve for asbestos claims to $1,185 million as of December 31, 2000.
     Third, like the stock prices of several other building products companies, the price of USG's common stock declined significantly following the bankruptcies of Owens Corning and Armstrong World Industries.
     Fourth, USG experienced two unfavorable developments in the fourth quarter that could affect its ability to increase its liquidity in the future. The two credit rating agencies, Standard & Poor's and Moody's, downgraded USG's corporate debt rating. Standard & Poor's lowered its rating to investment grade BBB, while Moody's dropped its rating to Ba2, two levels below its minimum investment grade rating. In each case, the decrease was due to concerns over USG's increasing asbestos exposure. Even before these downgrades, the securities markets had steeply discounted securities, both debt and equity, of public companies that are defendants in asbestos-related litigation. This development came as a direct response to the Owens Corning bankruptcy filing. As a consequence of these developments, USG expects to find it increasingly difficult to raise new money in the capital markets so long as the long-term outcome of its asbestos litigation remains uncertain.
     Despite these challenges, 2000 also was a year of accomplishments for USG including record shipments for all major product lines, record net sales for its distribution business, a new $600 million revolving credit agreement and the completion of three major capital projects. These accomplishments are discussed in further detail below.

CONSOLIDATED RESULTS

NET SALES
Net sales in 2000 totaled $3,781 million, a slight decrease from 1999's record level of $3,810 million. Record shipments were achieved for all of USG's major product lines in 2000. However, the impact of favorable demand was offset by lower selling prices on SHEETROCK brand gypsum wallboard. Comparing 1999 with 1998, net sales increased 14% primarily due to increased shipments and record selling prices for SHEETROCK brand gypsum wallboard.

COST OF PRODUCTS SOLD
Cost of products sold totaled $2,941 million, up 7% versus 1999, reflecting the combination of increased volume and higher energy and raw material costs. Cost of products sold in 1999 was $2,742 million, up 12% from 1998 primarily due to increased volume and higher asbestos-related charges.
     In addition to the fourth quarter 2000 provision for asbestos claims, USG recorded asbestos-related charges to cost of products sold through September 30, 2000. These charges totaled $77 million during the first nine months of 2000, $80.5 million in 1999 and $26 million in 1998.

SELLING AND ADMINISTRATIVE EXPENSES
Selling and administrative expenses totaled $309 million in 2000, down 9% from $338 million in 1999. Expenses in 1998 totaled $299 million. As a percentage of net sales, these expenses improved to 8.2% in 2000 from 8.9% in 1999 and 1998.
      The decrease in expense dollars in 2000 versus 1999 primarily reflected lower charges for incentive compensation programs and a company-wide emphasis on reducing expenses. The increase in expense dollars in 1999 versus 1998 primarily was related to incentive compensation and information technology initiatives.

PROVISION FOR ASBESTOS CLAIMS
In the fourth quarter of 2000, based on an independent study, USG estimated its probable liability for costs associated with asbestos cases currently pending and expected to be filed through 2003 and recorded a noncash provision of $850 million pretax ($524 million after-tax). This provision, combined with the existing asbestos-related reserve of $335 million, resulted in a total reserve as of December 31, 2000, of $1,185 million, of which $250 million was classified as a short-term liability and $935 million was classified as a long-term liability on the consolidated balance sheet. See "Legal Contingencies" below and "Note 17. Litigation" for additional information on asbestos-related matters.

PROVISION FOR RESTRUCTURING EXPENSES
In the fourth quarter of 2000, USG recorded a charge of $50 million pretax ($31 million after-tax) related to a restructuring plan that included a salaried workforce reduction and the shutdown of three high-cost gypsum wallboard manufacturing lines and other operations. An additional restructuring-related charge of $4 million pretax ($2 million after-tax) was included in cost of products sold for the writedown of certain inventory. The restructuring, which will be completed in 2001, is designed to streamline operations and improve business efficiency.
     Included in the $50 million pretax charge was $16 million for severance related to the salaried workforce reduction of over 500 positions, $15 million for the write-off of property, plant and equipment, $12 million for razing buildings and equipment, $5 million for line shutdown and removal, and $2 million for contract cancellations and severance for over 100 hourly positions.
     Gypsum wallboard manufacturing lines were shut down at United States Gypsum Company's plants located at Gypsum, Ohio (closed in December 2000), Oakfield, N.Y. (closed in February 2001) and Fort Dodge, Iowa (closed in February 2001). Together, these closings eliminated approximately 700 million square feet of old, high-cost capacity. New, low-cost, high-speed manufacturing lines at East Chicago, Ind., and Aliquippa, Pa., are now serving the customers of the closed lines. Also, one of the two manufacturing lines at the Fort Dodge plant continues to operate. Other operations that were shut down included a mill and ship-loading system at Alabaster, Mich.
     Total payments charged against the restructuring reserve in 2000 amounted to $1 million. All restructuring-related payments are being funded with cash from normal operations. Annual savings from the restructuring initiatives are estimated at $40 million.

OPERATING PROFIT (LOSS)
An operating loss of $369 million was recorded in 2000. This loss included the pretax provisions of $850 million for asbestos claims, $50 million for restructuring expenses and $4 million for the writedown of certain inventory. Excluding these provisions, operating profit was $535 million, down 27% from $730 million in 1999 primarily due to a lower gross profit margin on gypsum wallboard. Operating profit totaled $585 million in 1998.

INTEREST EXPENSE
Interest expense remained relatively constant over the past three years at $52 million in 2000 and $53 million in both 1999 and 1998.

INCOME TAXES (BENEFIT)
An income tax benefit of $161 million was recorded in 2000 due to the net loss resulting from the provisions relating to asbestos claims and restructuring. Income tax expense was $263 million in 1999 and $202 million in 1998. The Corporation's effective tax rates were 38.4% in 2000 and 1999 and 37.8% in 1998.

NET EARNINGS (LOSS)
A net loss of $259 million, or $5.62 per share, was recorded in 2000. This loss included the after-tax provisions of $524 million, or $11.39 per share, for asbestos claims, $31 million, or $0.66 per share, for restructuring expenses and $2 million, or $0.06 per share, for the writedown of certain inventory. Excluding these provisions, net earnings in 2000 were $298 million and diluted earnings per share were $6.49. Net earnings totaled $421 million in 1999 and $332 million in 1998. Diluted earnings per share were $8.39 in 1999 and $6.61 in 1998.

CORE BUSINESS RESULTS

-----------------------------------------------------------------------------------------------------------------
(millions)                                            Net Sales                      Operating Profit (Loss)
                                         ---------------------------------      ---------------------------------
                                          2000         1999         1998         2000         1999         1998
                                         -------      -------      -------      -------      -------      -------
NORTH AMERICAN GYPSUM:
U.S. Gypsum Company                      $ 2,119      $ 2,255      $ 1,938      $   336      $   597      $   494
CGC Inc. (gypsum)                            206          183          156           34           27           18
Other subsidiaries                           112          108           95           22           27           22
Eliminations                                (139)        (130)        (144)          --           --           --
                                         -------      -------      -------      -------      -------      -------
Total                                      2,298        2,416        2,045          392          651          534
                                         -------      -------      -------      -------      -------      -------

WORLDWIDE CEILINGS:
USG Interiors, Inc.                          513          487          476           64           60           53
USG International                            232          226          250            3           --            9
CGC Inc. (ceilings)                           43           39           37            3            3            3
Eliminations                                 (83)         (63)         (68)          --           --           --
                                         -------      -------      -------      -------      -------      -------
Total                                        705          689          695           70           63           65
                                         -------      -------      -------      -------      -------      -------

BUILDING PRODUCTS DISTRIBUTION:
L&W Supply Corporation                     1,373        1,345        1,103          110           87           40
                                         -------      -------      -------      -------      -------      -------

Corporate                                     --           --           --          (44)         (64)         (54)
Eliminations                                (595)        (640)        (501)           3           (7)          --
Provision for asbestos claims *               --           --           --         (850)          --           --
Provision for restructuring expenses          --           --           --          (50)          --           --
                                         -------      -------      -------      -------      -------      -------
TOTAL USG CORPORATION                      3,781        3,810        3,342         (369)         730          585
                                         =======      =======      =======      =======      =======      =======


* Excludes asbestos-related charges totaling $77 million for the first nine months of 2000 recorded by U.S. Gypsum to cost of products sold. Comparable full-year charges in 1999 and 1998 were $80.5 million and $26 million, respectively.

--------------------------------------------------------------------------------

NORTH AMERICAN GYPSUM
Net sales in 2000 were $2,298 million, down 5% from 1999. Operating profit of $392 million declined 40% from 1999. Net sales and operating profit in 1999 increased 18% and 22%, respectively, versus 1998.
     United States Gypsum Company reported lower net sales in 2000 as compared with 1999. This decline primarily reflected lower wallboard selling prices, which more than offset record shipments. Selling prices on SHEETROCK brand gypsum wallboard declined steadily during 2000, and by December, prices averaged $93.59 per thousand square feet, down 44% from the record high of $166.05 in December 1999. This drop in selling prices resulted from the gypsum wallboard market's transition from short supply to excess supply. For the year, the average selling price of SHEETROCK brand gypsum wallboard was $130.61 per thousand square feet, down 15% from the average price of $153.40 in 1999. The average price in 1998 was $129.50. Shipments of SHEETROCK brand gypsum wallboard totaled 9.29 billion square feet in 2000, up slightly from the previous record of 9.24 billion square feet in 1999. Shipments in 1998 totaled 8.83 billion square feet. Shipments of SHEETROCK brand joint compounds and DUROCK brand cement board also set records in 2000.
     Operating profit for U.S. Gypsum declined in 2000 due to the lower selling prices and higher manufacturing costs for gypsum wallboard. Costs were up primarily due to rising energy costs and higher prices for wastepaper, the primary raw material of wallboard paper. Higher wastepaper prices also accounted for an increase in manufacturing costs in 1999 as compared with 1998. U.S. Gypsum's plants operated at 92% of capacity in 2000, compared with the estimated average rate of 84% for the U.S. wallboard industry.
     Asbestos-related charges to U.S. Gypsum's cost of products sold totaled $77 million during the first nine months of 2000, compared with full-year charges of

$80.5 million in 1999 and $26 million in 1998.
     The gypsum business of Canada-based CGC Inc. experienced improved net sales and operating profit in each of the past two years. Net sales increased 13% in 2000 to $206 million, a new record. This followed a 17% increase in 1999. Operating profit rose 26% in 2000 and 50% in 1999 as compared with the respective prior years. These trends were primarily attributable to higher selling prices on CGC's SHEETROCK brand gypsum wallboard.

WORLDWIDE CEILINGS
Net sales in 2000 were $705 million, up 2% versus 1999, while operating profit of $70 million increased 11%. USG's domestic ceilings business, USG Interiors, Inc., reported record net sales of $513 million, while operating profit of $64 million rose 7% over 1999. Domestic shipments of ceiling grid and AURATONE brand ceiling tile were at record levels. USG International reported a 3% increase in net sales, primarily due to increased sales in Europe, and recorded an operating profit of $3 million in 2000 versus breakeven results in 1999. The ceilings division of CGC contributed $3 million in operating profit, the same as last year.
     Comparing 1999 with 1998, net sales decreased slightly to $689 million from $695 million. Operating profit in 1999 was $63 million, compared with $65 million in 1998. These declines were primarily attributable to weak economic conditions in Eastern Europe and the Asia Pacific region. However, USG Interiors experienced increased net sales and operating profit, increased domestic shipments of ceiling grid and solid demand for ceiling tile products. These improvements were attributable to increased opportunity from the U.S. nonresidential construction market (both new construction and renovation). Operating profit in 1999 for USG Interiors also benefited from reduced manufacturing costs.

BUILDING PRODUCTS DISTRIBUTION
L&W Supply Corporation, the leading specialty building products distribution business in the United States, reported record net sales of $1,373 million in 2000, an increase of 2% versus 1999. Operating profit of $110 million, also a record, represented a 26% increase over the prior year. These results were driven by record shipments of gypsum wallboard and strong sales of complementary building products. As of December 31, 2000, L&W Supply operated out of 192 locations in the United States, distributing a variety of gypsum, ceilings and related building materials. Net sales and operating profit in 1999 increased 22% and 118%, respectively, versus 1998.

MARKET CONDITIONS AND OUTLOOK

Industry shipments of wallboard in the United States were an estimated 29.3 billion square feet in 2000, a 6% decrease from 1999. This decrease reflected softening demand from new residential construction and a slowdown in repair and remodel growth.
     Based on preliminary data issued by the U.S. Bureau of the Census, U.S. housing starts in 2000 were an estimated 1.592 million units, down 4% versus
1.667 million units in 1999. Housing starts totaled 1.617 million units in 1998. The repair and remodel market has been the fastest growing segment for USG, accounting for the second-largest portion of its sales. Record sales in 1999 of existing homes of 5.197 million units supported residential repair and remodeling in 2000. This, combined with strong nonresidential repair and remodeling, provided solid opportunity in this market segment. However, opportunity from this market in 2001 is expected to decline as sales of existing homes in 2000 were 5.030 million units, down 3% from 1999. Lease rates, government spending and other factors should support continued renovation of nonresidential space, such as offices and schools.
     Sales of USG products to the new nonresidential construction market were solid in 2000. Future demand for USG products from new nonresidential construction is determined by floor space for which contracts are signed. Installation of gypsum and ceilings products follows signing of construction contracts by about a year. Floor space for which contracts were signed was down 1% in 2000, following a 2% rise in 1999.
     The U.S. market for gypsum wallboard transitioned from short supply, as experienced in 1999, to excess supply in 2000. Also, new industry capacity was added in 2000 by USG and other gypsum wallboard manufacturers, and more is being added in 2001. As a result, management anticipates continued softness in USG's gypsum wallboard results in 2001. In response to the excess supply conditions, USG closed six wallboard manufacturing lines over a 16-month period ending in February 2001. These closures eliminated approximately 1.5 billion square feet of old, high-cost capacity. Pressure on gypsum wallboard pricing is likely to continue until more capacity in the industry is closed and/or demand increases.

LIQUIDITY AND CAPITAL RESOURCES

FINANCIAL STRATEGY
During the years 1997 through 2000, USG was focused on building long-term stockholder value through the implementation of its strategic growth plan, dividends and share repurchases.

Strategic Growth Plan: During the past four years, USG made significant investments in its businesses under five strategies. The first strategy, "building for growth by adding capacity and lowering production costs," is nearly complete with the addition of five new gypsum wallboard manufacturing lines, three of which were completed in 2000. A sixth line, currently under construction in Monterrey, Mexico, will be completed in 2001. The second strategy, "expanding its building products distribution business," is being achieved by increasing the number of L&W Supply locations from 161 as of December 31, 1996, to 192 as of December 31, 2000. The third strategy, "enhancing customer service," is being realized through USG's centralized customer service center that opened in 1997, the Genesis automated sales information system that was implemented in 1999 and through the recent consolidation of USG's gypsum and ceilings sales and marketing organizations. The fourth strategy, "promoting its brand names," is being accomplished through various brand awareness campaigns such as NASCAR sponsorships, television commercials and the USG "Rock Tour" promotion. Finally, "leading in product innovation" continues to be a USG standard. Recent examples are the "Next Generation" of SHEETROCK brand gypsum wallboard and the FIBEROCK brand gypsum fiber panel.

Dividends: USG began paying a quarterly cash dividend of $0.10 per-share in the fourth quarter of 1998. USG increased the dividend to $0.15 per share in the fourth quarter of 1999 and continued paying quarterly dividends at that rate through the fourth quarter of 2000. However, as explained below under "2001 Plan," USG reduced its quarterly cash dividend to $0.025 per share in the first quarter of 2001.

Share Repurchases: USG began a share-repurchase program in the fourth quarter of 1998. Under the program, the Corporation allocated a percentage of its free cash flow to stock repurchases. This percentage varied from quarter to quarter depending on the price of USG's stock, the level of USG's cash flow and alternative uses of cash. Share repurchases were made in the open market or through privately negotiated transactions and were funded with available cash from operations. However, due to uncertainties related to current business conditions and asbestos litigation, USG does not anticipate making any further repurchases of common stock at this time.
     Since the program began in the fourth quarter of 1998, USG purchased a total of 7.3 million shares, completing an initial 5-million-share authorization and purchasing 2.3 million shares of an additional 5-million-share authorization. Share repurchases by year amounted to 5.7 million shares in 2000,
1.4 million shares in 1999 and 0.2 million shares in 1998.

2001 Plan: Because of a cyclical downturn in its businesses, rising energy prices and asbestos litigation, USG's financial priorities in 2001 will focus on increasing cash flow and optimizing operating performance. The plan includes reducing capital expenditures, reducing costs and expenses, improving working capital performance and seeking opportunities for the sale of surplus assets. In addition, in the first quarter of 2001, USG reduced its quarterly cash dividend to $0.025 per share. This action will reduce annual dividend payments by approximately $22 million.

CAPITAL EXPENDITURES
Capital spending amounted to $380 million in 2000, compared with $426 million in 1999. As of December 31, 2000, remaining capital expenditure commitments for the replacement, modernization and expansion of operations amounted to $58 million, compared with $260 million as of December 31, 1999.
     A substantial portion of the capital spending in 1999 and 2000 related to the modernization of USG's gypsum wallboard capacity. This modernization has enabled USG to replace old capacity with much more efficient new facilities. The Corporation has completed construction of five new gypsum wallboard facilities and closed six old, high-cost facilities. The modernization program includes the construction of new gypsum wallboard plants located in Bridgeport, Ala. (opened in 1999), Aliquippa, Pa. (opened in 2000), Rainier, Ore. (opened in 2000), and Monterrey, Mexico (to be opened in 2001), and construction of new gypsum wallboard manufacturing lines at U.S. Gypsum's plants in East Chicago, Ind. (started up in 1999), and Plaster City, Calif. (started up in 2000). The new plant in Monterrey, Mexico, will allow USG Mexico S.A. de C.V., USG's wholly owned subsidiary in Mexico and the Mexican wallboard leader, to strengthen its position in northern Mexico while freeing existing capacity for southern Mexican markets. With a plant in northern Mexico, USG Mexico will become Mexico's first national wallboard manufacturer. Start-up of the Monterrey facility is anticipated to occur in the third quarter of 2001.
    Closure of old, high-cost capacity included the shutdown of the Plasterco, Va., plant in 1999 and shutdown of gypsum wallboard manufacturing lines at U.S. Gypsum's plants in East Chicago, Ind., in 1999, Plaster City, Calif., in 2000, and as part of USG's fourth quarter 2000 restructuring program, Gypsum, Ohio, in December 2000, Oakfield, N.Y., in February 2001 and Fort Dodge, Iowa, in February 2001. One of the two manufacturing lines at the Fort Dodge plant continues to operate.
    USG expects to have limited external sources of capital available and limited financial resources and liquidity to fund potential future growth opportunities such as new products, acquisitions and joint ventures.

WORKING CAPITAL
As of December 31, 2000, current liabilities exceeded current assets by $20 million. This deficit working capital position included $250 million of the total asbestos reserve of $1,185 million as a current liability. As of December 31, 1999, current assets exceeded current liabilities by $319 million. The ratio of current assets to current liabilities was .98 to 1 as of December 31, 2000, compared with 1.50 to 1 as of December 31, 1999.
    Cash and cash equivalents as of December 31, 2000, amounted to $70 million, down from $197 million as of December 31, 1999. During 2000, net cash flows from operating activities totaled $364 million. Net cash flows to investing activities of $377 million primarily reflected capital spending of $380 million. Net cash flows to financing activities of $114 million primarily reflected $207 million used for stock repurchases and $27 million used for cash dividends, partially offset by a net increase in borrowings of $118 million plus a currency translation adjustment of $2 million related to foreign borrowings.
    Receivables decreased to $305 million as of December 31, 2000, from $361 million as of December 31, 1999, primarily due to a lower level of net sales in the fourth quarter of 2000 as compared with the fourth quarter of 1999. Inventories increased to $271 million from $256 million, and accounts payable rose to $200 million from $172 million. As of December 31, 2000, $141 million of 9.25% senior notes were classified as a current liability due to their maturity in 2001.

DEBT
As of December 31, 2000, total debt amounted to $711 million, up $118 million from $593 million as of December 31, 1999. This increase primarily reflects $131 million of industrial revenue bonds recorded in connection with USG's capital spending program and $10 million of credit facility borrowings, partially offset by a repayment of $20 million on an accounts receivable facility.

AVAILABLE LIQUIDITY
As of December 31, 2000, USG had $692 million of liquidity through three financing arrangements. First, on June 30, 2000, USG entered into an agreement with a syndicate of banks that includes revolving credit facilities totaling $600 million. The agreement includes a five-year, multicurrency revolving credit facility that permits the Corporation to borrow up to $400 million, including borrowing capacity for its Canadian subsidiaries of up to $75 million in equivalent Canadian dollars. The agreement also includes a $200 million, 364-day facility. Second, USG has an accounts receivable facility that allows the Corporation to borrow up to $130 million. The maximum amount of debt issuable under the accounts receivable facility is determined by applicable reserve and eligibility requirements. As of December 31, 2000, the maximum allowed borrowing was $72 million based on these requirements. Third, USG maintains a $20 million multicurrency facility in Europe. As of December 31, 2000, outstanding loans on the three arrangements totaled $145 million, and letters of credit issued and outstanding amounted to $16 million, leaving the Corporation with $531 million of unused and available credit.
    In addition, a shelf registration statement on file with the Securities and Exchange Commission allows the Corporation to offer, from time to time, debt securities, shares of preferred and common stock or warrants to purchase shares of common stock, all having an aggregate initial offering price not to exceed $300 million. No securities have been issued pursuant to this registration and in view of the aforementioned issues involving asbestos litigation and credit ratings, the Corporation does not currently expect to raise new money in the public capital markets so long as the long-term outcome of its asbestos litigation remains uncertain.

OTHER MATTERS

MARKET RISK
In the normal course of business, USG uses financial instruments, including fixed and variable rate debt, to finance its operations. In addition, USG uses derivative instruments to manage well-defined commodity price, foreign currency and interest rate exposures. USG does not use derivative instruments for trading purposes.

Commodity Price Risk: USG uses swap and option agreements to manage price exposure on anticipated purchases of natural gas, wastepaper and fuel. A sensitivity analysis has been prepared to estimate the potential loss in fair value of such instruments assuming a hypothetical 10% increase in market prices. The sensitivity analysis includes the underlying exposures that are being hedged. Based on results of the sensitivity analysis, which may differ from actual results, USG's potential loss in fair value is $51 million.

Foreign Currency Exchange Risk: The foreign currency table below summarizes USG's foreign currency hedge forward contracts as of December 31, 2000. The table presents the notional values (in millions of U.S. dollar equivalents) and weighted average contract rates. All outstanding foreign currency hedge contracts mature within 12 months.

----------------------------------------------------------------------
FOREIGN CURRENCY

Currency              Currency              Notional       Contract
  Sold                Purchased              Value           Rate
----------------------------------------------------------------------
U.S. Dollars          Canadian Dollars       $   36        $  1.48
U.S. Dollars          Euros                       6           0.89
Mexican Pesos         U.S. Dollars                5          10.17
British Pounds        Euros                       4           0.62
Australian Dollars    New Zealand Dollars         1           1.29
----------------------------------------------------------------------

Interest Rate Risk: The interest rates table below provides information about USG's financial instruments that are sensitive to changes in interest rates, specifically debt obligations and interest rate swaps. For debt obligations, the table presents principal cash flows by expected maturity dates and related weighted average interest rates, except for variable-rate debt for which cash flows are presented by average variable rates based on implied forward rates at the reporting date. For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected (contractual) maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. The information is presented in U.S. dollar equivalents, which is USG's reporting currency.
     See "Note 1. Significant Accounting Policies" and "Note 12. Financial Instruments and Risk Management" for additional information on USG's financial exposures.

----------------------------------------------------------------------------------------------------------------------------------
INTEREST RATES

(dollars in millions)                                         Maturity Date
                                  ---------------------------------------------------------------------
                                   2001         2002         2003        2004        2005    Thereafter     Total     Fair Value
----------------------------------------------------------------------------------------------------------------------------------
DEBT

U.S. Dollar:

   Fixed rate                     $  141          --           --          --       $  150     $  260      $  551        $  404

   Average interest rate             9.3%         --           --          --          8.5%       5.9%        6.2%

   Variable rate                      --       $   4       $   25       $  46       $   50         --      $  125        $  108

   Average interest rate              --         6.4%         6.2%        6.3%         6.7%        --         6.4%

Canadian Dollar:

   Variable rate                      --          --           --          --       $   29         --      $   29        $   19

   Average interest rate              --          --           --          --          6.6%        --         6.6%

European Multicurrency Line:

   Variable rate                  $    6          --           --          --           --         --      $    6        $    6

   Average interest rate             5.7%         --           --          --           --         --         5.7%
----------------------------------------------------------------------------------------------------------------------------------

INTEREST RATE SWAPS

Canadian Dollar:

   Notional amount                $   27          --           --          --           --         --      $   27            --

   Average pay rate                  5.5%         --           --          --           --         --         5.5%

   Average receive rate              5.9%         --           --          --           --         --         5.9%
----------------------------------------------------------------------------------------------------------------------------------

EURO CURRENCY CONVERSION
Effective January 1, 1999, 11 of the 15 countries that are members of the European Union introduced a new, single currency unit, the euro. Prior to full implementation of the new currency for the participating countries on January 1, 2002, there is a three-year transition period during which parties may use either the existing currencies or the euro. However, during the transition period, all exchanges between currencies of the participating countries are required to be first converted through the euro.
     USG has proceeded to prepare for the conversion to the euro. USG's efforts are focused on two phases. The first phase addresses USG's European operations during the transition period. The second phase covers full conversion of these operations to the euro. USG was ready for the transition period that began on January 1, 1999, and expects to be ready for full conversion by January 1, 2002, the mandatory conversion date. USG also is prepared to deal with its critical suppliers and customers during the transition period and has been communicating with them as necessary. Based on its experience during the first two years of the transition period, USG does not expect the introduction of the euro currency to have a material adverse impact on its business, results of operations or financial position.

LEGAL CONTINGENCIES
One of USG Corporation's subsidiaries, U.S. Gypsum, is a defendant in asbestos lawsuits alleging both property damage and personal injury. As stated above, as of December 31, 2000, the Corporation estimated U.S. Gypsum's probable liability for costs associated with asbestos cases currently pending and expected to be filed through 2003 to be between $889 million and $1,281 million. U. S. Gypsum has reserved $1,185 million as the most likely estimate within that range. These amounts are stated before tax benefit and are not discounted to present value. In order to establish this reserve, a noncash, pretax charge to results of operations of $850 million was taken in the fourth quarter of 2000 and added to existing asbestos-related reserves totaling $335 million as of December 31, 2000, which primarily related to pending claims. U.S. Gypsum had a corresponding receivable from insurance carriers of $86 million as of December 31, 2000, the estimated portion of the reserved amount that is expected to be paid or reimbursed by insurance.
     The Corporation intends to monitor asbestos costs and trends, and it is reasonably possible that they may differ from the Corporation's current estimates and that any such difference may be material. In addition, asbestos personal injury claims will continue to be asserted after 2003, and it is probable that subsequent information will allow the Corporation to estimate the costs associated with those cases. When such events occur, additional charges to results of operations will be necessary in amounts that cannot currently be reasonably estimated, but which are likely to be material to the period in which they are taken.
     U.S. Gypsum's total asbestos-related payments, net of insurance recoveries, were $62 million in 2000 and $24 million in 1998. Insurance payments to U.S. Gypsum for asbestos-related matters exceeded asbestos-related expenses by $6 million for 1999 due primarily to nonrecurring reimbursement for amounts expended in prior years. In 2001, asbestos-related costs are currently expected to exceed insurance recoveries by approximately $215 million.
     Recent asbestos costs and charges, combined with declines in operating results, have adversely affected the Corporation's access to capital, results of operations, and financial position, but the Corporation currently believes that it has sufficient cash flow and other capital resources to meet its obligations and maintain its operations. However, although the Corporation's estimate of the cost of the asbestos litigation is based on the information currently available, the impact of the asbestos litigation on the Corporation may be affected by numerous factors, including but not limited to bankruptcies of other defendants, as well as other factors that may arise in the future. If asbestos-related costs materially exceed the Corporation's estimates or its cash flow and capital resources fall materially below current expectations, it is likely that the asbestos litigation would have a material adverse impact on the Corporation's results, liquidity and financial position.
     The Corporation and certain of its subsidiaries have been notified by state and federal environmental protection agencies of possible involvement as one of numerous "potentially responsible parties" in a number of so-called "Superfund" sites in the United States. The Corporation believes that neither these matters nor any other known governmental proceeding regarding environmental matters will have a material adverse effect upon its results of operations or financial position. See "Note 17. Litigation" for additional information on asbestos and environmental litigation.

RECENT ACCOUNTING PRONOUNCEMENTS
Effective January 1, 2001, USG will adopt Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." These statements establish accounting and reporting standards requiring that every derivative instrument be recorded on the consolidated balance sheet as either an asset or a liability measured at its fair value. These statements require that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. USG has determined that the impact of adopting SFAS No. 133 and SFAS No. 138 on January 1, 2001, will be increases in assets and liabilities of $111 million and $6 million, respectively, with the corresponding offset of $105 million reflected in accumulated other comprehensive income.
     In 2000, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board issued EITF 00-10, "Accounting for Shipping and Handling Revenues and Costs." This rule became effective in the fourth quarter of 2000 and requires that all shipping and handling revenues are included in net sales and related costs are included in cost of sales. USG's adoption of EITF 00-10 had the impact of increasing 2000 net sales and cost of products sold by $231 million. Accordingly, prior years' net sales and cost of products sold were restated to reflect increases of $210 million for 1999 and $212 million for 1998. Because each year's net sales and cost of products sold increased by an equal amount, there was no impact on operating profit and net earnings.

Forward-Looking Statements

This report contains forward-looking statements related to management's expectations about future conditions. Actual business or other conditions may differ significantly from management's expectations and accordingly affect the Corporation's sales and profitability or other results. Actual results may differ due to factors over which the Corporation has no control, including economic conditions such as construction activity, interest rates and consumer confidence; competitive conditions such as price and product competition; increases in raw material and energy costs; euro currency issues such as the ability and willingness of third parties to convert affected systems in a timely manner and the actions of governmental agencies or other third parties. The ultimate costs associated with the Corporation's asbestos litigation may differ as a result of factors over which the Corporation has little or no control, including the rate at which new asbestos-related claims are filed, the cost of claims settlements and verdicts, the impact of recent and possible future bankruptcies of other defendants and the recent reductions in the membership of the Center for Claims Resolution and the other factors described herein. The Corporation assumes no obligation to update any forward-looking information contained in this report.

CONSOLIDATED STATEMENTS OF EARNINGS


(millions, except per-share data)              Years Ended December 31,
----------------------------------------------------------------------------
                                            2000         1999         1998
----------------------------------------------------------------------------

Net sales                                 $ 3,781      $ 3,810      $ 3,342
Cost of products sold                       2,941        2,742        2,458
Selling and administrative expenses           309          338          299
Provision for asbestos claims                 850            -            -
Provision for restructuring expenses           50            -            -
----------------------------------------------------------------------------
Operating profit (loss)                      (369)         730          585
Interest expense                               52           53           53
Interest income                                (5)         (10)          (5)
Other expense, net                              4            3            3
----------------------------------------------------------------------------
Earnings (loss) before income taxes          (420)         684          534
Income taxes (benefit)                       (161)         263          202
----------------------------------------------------------------------------
Net earnings (loss)                          (259)         421          332
============================================================================

Net Earnings (Loss) Per Common Share:
Basic                                       (5.62)        8.48         6.81
============================================================================

Diluted                                     (5.62)        8.39         6.61
============================================================================




The notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS


(millions, except share data)                                                      As of December 31,
-----------------------------------------------------------------------------------------------------
                                                                                   2000        1999
-----------------------------------------------------------------------------------------------------
ASSETS
Current Assets:
Cash and cash equivalents                                                        $    70      $   197
Receivables (net of reserves of $18 and $18)                                         305          361
Inventories                                                                          271          256
Deferred income taxes                                                                194           80
Other current assets                                                                  36           57
-----------------------------------------------------------------------------------------------------
     Total current assets                                                            876          951
-----------------------------------------------------------------------------------------------------
Property, plant and equipment, net                                                 1,830        1,568
Deferred income taxes                                                                257            -
Other assets                                                                         251          275
-----------------------------------------------------------------------------------------------------
     Total assets                                                                  3,214        2,794
=====================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable                                                                     200          172
Accrued expenses                                                                     280          303
Taxes on income                                                                       19           21
Notes payable                                                                          6           16
Current portion of long-term debt                                                    141            -
Current portion of asbestos reserve                                                  250          120
-----------------------------------------------------------------------------------------------------
     Total current liabilities                                                       896          632
=====================================================================================================
Long-term debt                                                                       564          577
Long-term asbestos reserve                                                           935          254
Deferred income taxes                                                                  -          138
Other liabilities                                                                    355          326
Stockholders' Equity:
Preferred stock - $1 par value; authorized 36,000,000 shares;
                  $1.80 convertible preferred stock (initial series);
                  outstanding - none                                                   -            -
Common stock -    $0.10 par value; authorized 200,000,000 shares;
                  outstanding - 43,401,045 and 48,859,531 shares (after
                  deducting 6,584,177 and 1,125,691 shares held in treasury)           5            5
Treasury stock                                                                      (256)         (56)
Capital received in excess of par value                                              411          316
Accumulated other comprehensive loss                                                 (45)         (33)
Retained earnings                                                                    349          635
-----------------------------------------------------------------------------------------------------
     Total stockholders' equity                                                      464          867
-----------------------------------------------------------------------------------------------------
     Total liabilities and stockholders' equity                                    3,214        2,794
=====================================================================================================


The notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS


(millions)                                                      Years Ended December 31,
------------------------------------------------------------------------------------------
                                                               2000       1999       1998
------------------------------------------------------------------------------------------
Operating Activities
Net earnings (loss)                                           $(259)     $ 421      $ 332
Adjustments to Reconcile Net Earnings (Loss) to Net Cash:
   Provision for asbestos claims                                850          -          -
   Provision for restructuring expenses                          50          -          -
   Depreciation, depletion and amortization                      96         91         81
   Deferred income taxes                                       (365)       (42)        (2)
(Increase) Decrease in Working Capital:
   Receivables                                                   55         (4)       (52)
   Inventories                                                  (15)       (15)       (26)
   Payables                                                      15         24         20
   Accrued expenses                                             (58)        58         17
(Increase) decrease in other assets                              (2)       (20)         6
Increase in other liabilities                                     2        121          -
Other, net                                                       (5)        (3)        (2)
-----------------------------------------------------------------------------------------
   Net cash from operating activities                           364        631        374
-----------------------------------------------------------------------------------------

Investing Activities
Capital expenditures                                           (380)      (426)      (309)
Net proceeds from asset dispositions                              3          2          2
Acquisition of business, net of acquired cash                     -        (74)         -
-----------------------------------------------------------------------------------------
   Net cash to investing activities                            (377)      (498)      (307)
-----------------------------------------------------------------------------------------

Financing Activities
Issuance of debt                                                197         65         78
Repayment of debt                                              (114)       (50)      (107)
Short-term borrowings (repayments), net                          37        (21)         9
Issuances of common stock                                         -         12         48
Purchases of common stock                                      (207)       (72)       (10)
Cash dividends paid                                             (27)       (22)        (5)
-----------------------------------------------------------------------------------------
   Net cash (to) from financing activities                     (114)       (88)        13
-----------------------------------------------------------------------------------------

Net (Decrease) Increase in Cash and Cash Equivalents           (127)        45         80
Cash and cash equivalents at beginning of period                197        152         72
-----------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                       70        197        152
=========================================================================================

Supplemental Cash Flow Disclosures:
Interest paid                                                    52         56         56
Income taxes paid                                               211        281        186

The notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                Capital
                                                                                Received             Accumulated
                                     Common       Treasury                      in Excess  Retained     Other
                                      Shares      Shares    Common    Treasury   of Par    Earnings  Comprehensive
(millions, except share data)         (000)        (000)    Stock      Stock      Value    (Deficit)     Loss      Total
-------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1997          46,781        (49)   $     5      $  -    $   258    $   (91)   $   (25)    $  147
-------------------------------------------------------------------------------------------------------------------------
Comprehensive Income:
     Net earnings                          -          -          -         -          -        332          -        332
     Foreign currency translation          -          -          -         -          -          -         (5)        (5)
                                                                                                                  -------
     Total comprehensive income            -          -          -         -          -          -          -        327
Cash dividends paid                        -          -          -         -          -         (5)         -         (5)
Stock issuances                          589          -          -         -         18          -          -         18
Warrants exercised                     2,455          -          -         -         40          -          -         40
Purchases of common stock                  -       (225)         -       (10)         -          -          -        (10)
Other                                    (53)       (22)         -         -          1          -          -          1
Net change in treasury stock            (247)         -          -         -          -          -          -          -
-------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1998          49,525       (296)         5       (10)       317        236        (30)       518
-------------------------------------------------------------------------------------------------------------------------
Comprehensive Income:
     Net earnings                          -          -          -         -          -        421          -        421
     Foreign currency translation          -          -          -         -          -          -         (3)        (3)
                                                                                                                  ------
     Total comprehensive income            -          -          -         -          -          -          -        418
Cash dividends paid                        -          -          -         -          -        (22)         -        (22)
Stock issuances                          164        661          -        29        (18)         -          -         11
Purchases of common stock                  -     (1,425)         -       (72)         -          -          -        (72)
Other                                      1        (66)         -        (3)        17          -          -         14
Net change in treasury stock            (830)         -          -         -          -          -          -          -
-------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1999          48,860     (1,126)         5       (56)       316        635        (33)       867
-------------------------------------------------------------------------------------------------------------------------
Comprehensive Loss:
     Net loss                              -          -          -         -          -       (259)         -       (259)
     Foreign currency translation          -          -          -         -          -          -        (12)       (12)
                                                                                                                  ------
     Total comprehensive loss              -          -          -         -          -          -          -       (271)
Cash dividends paid                        -          -          -         -          -        (27)         -        (27)
Stock issuances                            -        262          -         9        (11)         -          -         (2)
Purchases of common stock                  -     (5,656)         -      (207)         -          -          -       (207)
Reduction of tax reserves                  -          -          -         -        103          -          -        103
Other                                     (1)       (64)         -        (2)         3          -          -          1
Net change in treasury stock          (5,458)         -          -         -          -          -          -          -
-------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2000          43,401     (6,584)         5      (256)       411        349        (45)       464
=========================================================================================================================

The notes to consolidated financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  Significant Accounting Policies

NATURE OF OPERATIONS
Through its subsidiaries, USG Corporation ("USG" or "the Corporation") is a leading manufacturer and distributor of building materials, producing a wide range of products for use in new residential, new nonresidential and repair and remodel construction, as well as products used in certain industrial processes. USG's operations are organized into three operating segments: North American Gypsum, which manufactures and markets SHEETROCK brand gypsum wallboard and related products in the United States, Canada and Mexico; Worldwide Ceilings, which manufactures and markets ceiling tile, ceiling grid and other interior systems products worldwide; and Building Products Distribution, which distributes gypsum wallboard, drywall metal, ceiling products, joint compound and other building products throughout the United States. USG's products also are distributed through building materials dealers, home improvement centers and other retailers, specialty wallboard distributors and contractors.

CONSOLIDATION
The consolidated financial statements include the accounts of the Corporation and its subsidiaries. All significant intercompany balances and transactions are eliminated in consolidation.

USE OF ESTIMATES
The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from these estimates.

RECLASSIFICATIONS
Certain amounts in the prior years' consolidated financial statements and notes thereto have been reclassified to conform with the 2000 presentation.

REVENUE RECOGNITION
Revenue is recognized upon the shipment of products to customers.

EARNINGS PER SHARE
Basic earnings per share are computed by dividing net earnings by the weighted average number of common shares outstanding during the year. The diluted loss per share in 2000 also was computed by dividing net earnings by the weighted average number of common shares outstanding during the year. Common stock equivalents are not included in a diluted loss per share calculation because they have an anti-dilutive effect. Diluted earnings per share in 1999 and 1998 include the dilutive effect of the potential exercise of outstanding stock options and, for 1998 warrants, under the treasury stock method.

COMPREHENSIVE INCOME (LOSS)
The components of comprehensive income (loss) for USG include net earnings
(loss) and foreign currency translation gain or loss adjustments. There was no tax impact on the foreign currency translation adjustments.

CASH AND CASH EQUIVALENTS
Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less.

FOREIGN CURRENCY TRANSLATION
Foreign currency-denominated assets and liabilities are translated into U.S. dollars at the exchange rates existing as of the respective balance sheet dates. Translation adjustments resulting from fluctuations in exchange rates are recorded as a separate component of accumulated other comprehensive income within stockholders' equity. Income and expense items are translated at the average exchange rates during the respective periods.

INVENTORY VALUATION
Most of the Corporation's domestic inventories are valued under the last-in, first-out ("LIFO") method. The remaining inventories are stated at the lower of cost or market under the first-in, first-out ("FIFO") or average production cost methods. Inventories include material, labor and applicable factory overhead costs.

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment are stated at cost, except for those assets that were revalued under fresh start accounting in May 1993. Provisions for depreciation of property, plant and equipment are determined principally on a straight-line basis over the expected average useful lives of composite asset groups. Estimated useful lives are determined to be 50 years for buildings and realty improvements and a range of 10 years to 25 years for machinery and equipment. Depletion is computed on a basis calculated to spread the cost of gypsum and other applicable resources over the estimated quantities of material recoverable.

LONG-LIVED ASSETS
Long-lived assets primarily include property, plant and equipment and goodwill (the excess of cost over the fair value of net assets acquired). The Corporation periodically reviews its long-lived assets for impairment by comparing the carrying value of the assets with their estimated future undiscounted cash flows. If impairment is determined, the asset is written down to estimated net realizable value. Goodwill is amortized on a straight-line basis over a period of 15 years to 40 years. Goodwill, net of accumulated amortization, amounted to $120 million and $116 million as of December 31, 2000 and 1999, respectively. Accumulated amortization of goodwill as of those dates totaled $9 million and $5 million, respectively. Goodwill is included in other assets on the consolidated balance sheets.

FINANCIAL INSTRUMENTS
The Corporation uses derivative instruments to manage well-defined commodity price, foreign currency and interest rate exposures. The Corporation does not use derivative instruments for trading purposes. The criteria used to determine if hedge accounting treatment is appropriate are (i) the designation of the hedge to an underlying exposure, (ii) whether or not overall uncertainty is being reduced and (iii) whether there is a correlation between the value of the derivative instrument and the underlying obligation.

Commodity Derivative Instruments: The Corporation uses swap and option agreements to hedge anticipated purchases of natural gas, wastepaper and fuel to be used in its manufacturing and shipping operations. These agreements are designated as hedges and qualify for hedge accounting. Unrealized gains and losses and option premiums are deferred and included in net earnings as part of the underlying transaction.

Foreign Exchange Derivative Instruments: The Corporation has operations in a number of countries and, as a result of intercompany and third-party transactions, is exposed to changes in foreign currency exchange rates. To the extent that the exposures are hedged, forward and/or option contracts are used. Gains and/or losses on these foreign currency hedges are included in net earnings in the period in which the exchange rates change.

Interest Rate Derivative Instruments: The Corporation uses interest rate swap agreements from time to time to manage the impact of interest rate changes on its underlying floating-rate debt. These agreements are designated as hedges and qualify for hedge accounting. Amounts payable or receivable under these swap agreements are accrued as an increase or decrease to interest expense on a current basis.

RESEARCH AND DEVELOPMENT
Research and development expenditures are charged to earnings as incurred and amounted to $21 million in the years ended December 31, 2000 and 1999, and $20 million in the year ended December 31, 1998.

RECENT ACCOUNTING PRONOUNCEMENTS
Effective January 1, 2001, the Corporation will adopt Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." These statements establish accounting and reporting standards requiring that every derivative instrument be recorded on the consolidated balance sheet as either an asset or a liability measured at its fair value. These statements require that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. USG has determined that the impact of adopting SFAS No. 133 and SFAS No. 138 on January 1, 2001, will be increases in assets and liabilities of $111 million and $6 million, respectively, with the corresponding offset of $105 million reflected in accumulated other comprehensive income.
     In 2000, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board issued EITF 00-10, "Accounting for Shipping and Handling Revenues and Costs." This rule became effective in the fourth quarter of 2000 and requires that all shipping and handling revenues are included in net sales and related costs are included in cost of sales. USG's adoption of EITF 00-10 had the impact of increasing 2000 net sales and cost of products sold by $231 million. Accordingly, prior years' net sales and cost of products sold were restated to reflect increases of $210 million for 1999 and $212 million for 1998. Because each year's net sales and cost of products sold increased by an equal amount, there was no impact on operating profit and net earnings.

2.  PROVISION FOR RESTRUCTURING EXPENSES

In the fourth quarter of 2000, USG recorded a pretax charge of $50 million related to a restructuring plan that included a salaried workforce reduction and the shutdown of three gypsum wallboard manufacturing lines and other operations. An additional restructuring-related charge of $4 million was included in cost of products sold for the writedown of certain inventory. The restructuring, which will be completed in 2001, is designed to streamline operations and improve business efficiency.
     Included in the $50 million charge was $16 million for severance related to the salaried workforce reduction of over 500 positions, $15 million for the write-off of property, plant and equipment, $12 million for razing buildings and equipment, $5 million for line shutdown and removal, and $2 million for contract cancellations and severance for over 100 hourly positions.
     Total payments charged against the restructuring reserve in 2000 amounted to $1 million. All restructuring-related payments are being funded with cash from normal operations.

3.  SHUTDOWN OF PLASTERCO

In the third quarter of 1999, U.S. Gypsum announced the planned shutdown of its Plasterco, Va., plant. In conjunction with the announcement, U.S. Gypsum recorded a $22 million charge to cost of products sold for expenses related to the closing of the plant and adjacent gypsum mine. The Plasterco facility was closed on December 23, 1999, following the start-up of U.S. Gypsum's new plant in Bridgeport, Ala., earlier in the year.

4.  ACQUISITION OF SYBEX, INC.

On November 30, 1999, USG acquired Sybex, Inc., the holding company of Beadex Manufacturing Company, Inc. and The Synkoloid Company of Canada. Sybex operated joint compound and paper-faced metal corner bead plants in the United States and Canada.


5.  EARNINGS PER SHARE

The reconciliation of basic earnings per share to diluted earnings per share is shown in the following table:

                                        Net                  Average
(millions, except                     Earnings    Shares    Per-Share
 share data)                           (Loss)     (000)       Amount
---------------------------------------------------------------------
2000:
Basic loss                            $ (259)     45,972     $  (5.62)
---------------------------------------------------------------------
Diluted loss                            (259)     45,972        (5.62)
=====================================================================
1999:
Basic earnings                           421      49,697         8.48
Dilutive effect of stock options                     519
---------------------------------------------------------------------
Diluted earnings                         421      50,216         8.39
=====================================================================
1998:
Basic earnings                           332      48,710         6.81
Dilutive effect of stock options                     861
Dilutive effect of stock warrants                    613
---------------------------------------------------------------------
Diluted earnings                         332      50,184         6.61
=====================================================================

The diluted loss per share in 2000 was computed using the weighted average number of common shares outstanding during the year. Common stock equivalents were not included in the calculation because they have an anti-dilutive effect. Including the dilutive effect of stock options, the weighted average number of diluted shares outstanding in 2000 were 46,067,121.

6.  COMMON STOCK

DIVIDENDS
USG paid cash dividends of $0.15 per share in each quarter of 2000. In 1999, USG paid cash dividends of $0.10 per share in the first, second and third quarters, and $0.15 in the fourth quarter. In the first quarter of 2001, USG reduced its quarterly cash dividend to $0.025 per share.

SHARE REPURCHASES
Due to uncertainties related to current business conditions and asbestos litigation, USG does not anticipate making any further repurchases of common stock at this time. Since the program began in the fourth quarter of 1998, USG purchased a total of 7.3 million shares, completing an initial 5-million-share authorization and purchasing 2.3 million shares of an additional 5-million-share authorization. Share repurchases by year amounted to 5.7 million shares in 2000,
1.4 million shares in 1999 and 0.2 million shares in 1998.

STOCKHOLDER RIGHTS PLAN
The Corporation's stockholder rights plan, which will expire on March 27, 2008, has four basic provisions. First, if an acquirer buys 15% or more of USG's outstanding common stock, the plan allows other stockholders to buy, with each right, additional USG shares at a 50% discount. Second, if USG is acquired in a merger or other business combination transaction, rights holders will be entitled to buy shares of the acquiring company at a 50% discount. Third, if an acquirer buys between 15% and 50% of USG's outstanding common stock, the Corporation can exchange part or all of the rights of the other holders for shares of the Corporation's stock on a one-for-one basis, or shares of a new junior preferred stock on a one-for-one-hundredth basis. Fourth, before an acquirer buys 15% or more of USG's outstanding common stock, the rights are redeemable for $0.01 per right at the option of the board of directors. This provision permits the board to enter into an acquisition transaction that is determined to be in the best interests of stockholders. The board is authorized to reduce the 15% threshold to not less than 10%.

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

7.  INVENTORIES

As of December 31, 2000 and 1999, the LIFO values of domestic inventories were $197 million and $191 million, respectively, and would have been $2 million higher for 2000 and $3 million higher for 1999 if they were valued under the FIFO and average production cost methods. All nondomestic inventory is valued under FIFO or average production cost methods. The LIFO value of U.S. domestic inventories exceeded that computed for U.S. federal income tax purposes by $30 million as of December 31, 2000 and 1999. Inventory classifications as of December 31 were as follows:


(millions)                                     2000         1999
----------------------------------------------------------------
Finished goods and work in progress         $   175      $   164
Raw materials                                    80           77
Supplies                                         16           15
----------------------------------------------------------------
Total                                           271          256
================================================================

8.  PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment classifications as of December 31 were as follows:

(millions)                                     2000         1999
----------------------------------------------------------------
Land and mineral deposits                   $    85      $    79
Buildings and realty improvements               551          423
Machinery and equipment                       1,664        1,439
----------------------------------------------------------------
                                              2,300        1,941
Reserves for depreciation and depletion        (470)        (373)
----------------------------------------------------------------
Total                                         1,830        1,568
================================================================

9.  LEASES

The Corporation leases certain of its offices, buildings, machinery and equipment, and autos under noncancelable operating leases. These leases have various terms and renewal options. Lease expense amounted to $70 million, $62 million and $59 million in the years ended December 31, 2000, 1999 and 1998, respectively. Future minimum lease payments required under operating leases with initial or remaining noncancelable terms in excess of one year as of December 31, 2000, were $49 million in 2001, $43 million in 2002, $29 million in 2003,
$24 million in 2004 and $18 million in 2005. The aggregate obligation subsequent to 2005 was $26 million.

10.  DEBT

Total debt, including debt maturing within one year, as of December 31 consisted of the following:

(millions)                                     2000         1999
----------------------------------------------------------------
Revolving credit facilities                 $    79      $    69
9.25% senior notes due 2001                     141          150
Receivables facility due 2003 and 2004           60           80
8.5% senior notes due 2005                      150          150
Industrial revenue bonds                        255          124
Other                                            26           20
----------------------------------------------------------------
Total                                           711          593
================================================================

REVOLVING CREDIT FACILITIES
On June 30, 2000, USG entered into an agreement with a syndicate of banks that includes revolving credit facilities totaling $600 million. The agreement includes a five-year, multicurrency revolving credit facility that permits the Corporation to borrow up to $400 million, including borrowing capacity for its Canadian subsidiaries of up to $75 million in equivalent Canadian dollars. The agreement also includes a $200 million, 364-day facility. The terms of the agreement include two financial covenants that require the Corporation to maintain a minimum interest coverage ratio and a maximum leverage ratio. As of December 31, 2000, the Corporation was in compliance with these covenants. These facilities replace a $500 million revolving credit facility in the United States and a $76 million ($110 million Canadian) facility in Canada, each scheduled to mature in 2002.
     As of December 31, 2000, outstanding loans under the five-year revolving credit facility totaled $79 million, and letters of credit issued and outstanding amounted to $16 million. There were no borrowings at year end under the 364-day facility. This left the Corporation with $505 million of available credit under these facilities.
     The average rate of interest on borrowings under the five-year facility was 6.5% during the period of July 1, 2000, through December 31, 2000. The average rates of interest on borrowings under the old U.S. and Canadian facilities during the period of January 1, 2000 through June 30, 2000, were 6.6% and 5.5%, respectively, and in 1999 were 5.7% and 5.8%, respectively.
     See "Note 12. Financial Instruments and Risk Management" for information on instruments used by the Corporation to manage the impact of interest rate changes.

INDUSTRIAL REVENUE BONDS
Industrial revenue bonds have fixed interest rates ranging from 5.5% to 8.75%. The weighted average rate of interest on the industrial revenue bonds is 6.0%. The average maturity of these bonds is 30 years.

OTHER INFORMATION
The fair market value of total debt outstanding was $537 million and $582 million as of December 31, 2000 and 1999, respectively. The fair market values were based on quoted market prices or, where quoted market prices were not available, on instruments with similar terms and maturities.
     Aggregate scheduled maturities of debt during the five years subsequent to December 31, 2000, are $147 million in 2001, $4 million in 2002, $25 million in 2003, $46 million in 2004, $229 million in 2005 and $260 million thereafter.

11.  FINANCING ARRANGEMENTS

ACCOUNTS RECEIVABLE FACILITY
The Corporation has an accounts receivable facility in which USG Funding Corporation, a special-purpose subsidiary of the Corporation formed under Delaware law, entered into agreements with U.S. Gypsum and USG Interiors, Inc. These agreements provide that USG Funding purchases trade receivables (excluding intercompany receivables owed by L&W Supply Corporation) of U.S. Gypsum and USG Interiors as generated, in a transaction designed to be a "true sale" under applicable law. USG Funding is a party to a Master Trust arrangement (the "Master Trust") under which the purchased receivables are then transferred to Chase Manhattan Bank as trustee to be held for the benefit of certificate holders in such trust. A residual interest in the Master Trust is owned by USG Funding through subordinated certificates. Under a supplement to the Master Trust, certificates representing an ownership interest in the Master Trust of up to $130 million have been issued to Citicorp Securities, Inc. Pursuant to the applicable reserve and eligibility requirements, the maximum amount of debt issuable under the receivables facility as of December 31, 2000 and 1999, (including $60 million and $80 million outstanding as of December 31, 2000 and 1999, respectively), was $72 million and $108 million, respectively. Debt issued under the receivables facility has a final maturity in 2004 but may be prepaid at any time. The underlying interest rate on this facility is based on A1/P1 commercial paper rates.
     Under the foregoing agreements and related documentation, USG Funding is a separate corporate entity with its own separate creditors that will be entitled to be satisfied out of USG Funding's assets prior to distribution of any value to its shareholder.
     As of December 31, 2000 and 1999, the outstanding balance of receivables sold to USG Funding and held under the Master Trust was $156 million and $192 million, respectively, and debt outstanding under the receivables facility was $60 million and $80 million as of December 31, 2000 and 1999, respectively. Receivables and debt outstanding in connection with the receivables facility remain in receivables and long-term debt, respectively, on the consolidated balance sheets.

SHELF REGISTRATION
A shelf registration statement filed with the Securities and Exchange Commission allows the Corporation to offer from time to time (i) debt securities (ii) shares of $1.00 par value preferred stock (iii) shares of $0.10 par value common stock and/or (iv) warrants to purchase shares of common stock, all having an aggregate initial offering price not to exceed $300 million. No securities have been issued pursuant to this registration.

12.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The amounts reported below as fair values represent the market value as obtained from broker quotations. Any negative fair values are estimates of the amounts USG would need to pay to cancel the contracts or transfer them to other parties.

COMMODITY RISK MANAGEMENT
The Corporation uses swap and option agreements to hedge anticipated purchases of natural gas, wastepaper and fuel to be used in its manufacturing and shipping operations. As of December 31, 2000 and 1999, the Corporation had swap agreements to exchange monthly payments on notional amounts of commodities amounting to $205 million and $53 million, respectively. These agreements mature within five years. The fair values of these swap agreements as of December 31, 2000 and 1999, were $105 million and zero, respectively.

FOREIGN EXCHANGE RISK MANAGEMENT
As of December 31, 2000 and 1999, the Corporation had a number of foreign currency contracts in place (primarily Canadian dollars and euros) to hedge its exposure to exchange rate fluctuations on foreign currency transactions. These foreign exchange contracts mature on the anticipated date of the underlying transaction, and all contracts mature within 12 months. The notional amounts of foreign currency contracts as of December 31, 2000 and 1999, were $52 million and $41 million, respectively. The fair value of these contracts as of December 31, 2000 and 1999, was zero.

INTEREST RATE RISK MANAGEMENT
The Corporation uses interest rate swap agreements from time to time to manage the impact of interest rate changes on the underlying floating-rate debt. The Corporation's swap portfolio consists of pay fixed/receive floating swaps, which effectively convert floating-rate obligations into fixed-rate instruments. As of December 31, 2000 and 1999, the Corporation had swap agreements in place to convert $27 million and $53 million, respectively, of notional principal from floating-rate to fixed-rate instruments. The swap agreements in place as of December 31, 2000, matured in February 2001. The fair value of these swap agreements as of December 31, 2000 and 1999, was zero.

COUNTERPARTY RISK
The Corporation is exposed to credit losses in the event of nonperformance by the counterparties on its financial instruments. All counterparties have investment grade credit standing; accordingly, the Corporation anticipates that these counterparties will be able to satisfy fully their obligations under the contracts. The Corporation does not obtain collateral or other security to support financial instruments subject to credit risk but monitors the credit standing of all counterparties.

13.  EMPLOYEE RETIREMENT PLANS

The Corporation and most of its subsidiaries have defined benefit pension plans for all eligible employees. Benefits of the plans are generally based on employees' years of service and compensation during the final years of employment. The Corporation also maintains plans that provide retiree health care and life insurance benefits for all eligible employees. Employees generally become eligible for the retiree benefit plans when they meet minimum retirement age and service requirements. The cost of providing most retiree health care benefits is shared with retirees. The components of net pension and postretirement benefit costs are summarized in the following tables:

                                         Pension Benefits
                                 -------------------------------
(millions)                         2000       1999        1998
----------------------------------------------------------------
Service cost of benefits
   earned                        $   16    $    19     $    14
Interest cost on projected
   benefit obligation                47         43          39
Expected return on plan assets      (54)       (49)        (44)
Net amortization                      3          2           1
----------------------------------------------------------------
Net pension cost                     12         15          10
================================================================

                                     Postretirement Benefits
                                 -------------------------------
(millions)                         2000       1999        1998
----------------------------------------------------------------
Service cost of benefits
   earned                         $   6      $   7       $   6
Interest cost on projected
   benefit obligation                16         15          14
Net amortization                     (2)         -          (1)
----------------------------------------------------------------
Net postretirement cost              20         22          19
================================================================

     The following tables summarize pension and postretirement benefit obligations, plan assets and funded status as of December 31:

                                  Pension        Postretirement
                              ----------------------------------
(millions)                     2000     1999     2000     1999
----------------------------------------------------------------
Change in Benefit Obligation:
Benefit obligation
   as of January 1            $  632   $  633    $ 195   $ 214
Service cost                      16       19        6       7
Interest cost                     47       43       16      15
Employee contributions            12        9        2       2
Benefits paid                    (55)     (49)     (12)    (12)
Plan amendment                     3        2       (1)     (7)
Actuarial (gain) loss             17      (28)      16     (24)
Foreign currency rate change      (2)       3        -       -
----------------------------------------------------------------
Benefit obligation
   as of December 31             670      632      222     195
================================================================

Change in Plan Assets:
Fair value as of January 1       667      597        -       -
Actual return on plan assets      14       97        -       -
Employer contributions            17        9        -       -
Employee contributions            12        9        -       -
Benefits paid                    (55)     (49)       -       -
Foreign currency rate change      (3)       4        -       -
----------------------------------------------------------------
Fair value as of December 31     652      667        -       -
================================================================

Funded Status:
As of December 31                (18)      35     (222)   (195)
Unrecognized prior service cost    6        7       (6)     (6)
Unrecognized net (gain) loss      (7)     (65)     (32)    (48)
----------------------------------------------------------------
Net balance sheet liability      (19)     (23)    (260)   (249)
================================================================

Assumptions as of December 31:
Discount rate                   7.50%    7.75%    7.50%   7.75%
Pension plans expected return      9%       9%       -       -
Compensation increase rate         5%       5%       5%      5%
----------------------------------------------------------------

   The assumed health-care-cost trend rate used to measure the accumulated postretirement benefit obligation will be 7.5% in 2001, with a rate gradually declining to 4.75% in 2007 and remaining at that level thereafter. A one-percentage-point change in the assumed health-care-cost trend rate would have the following effects:
                               One Percentage   One Percentage
(millions)                     Point Increase   Point Decrease
----------------------------------------------------------------
Effect on total service and
   interest cost components       $         4    $          (3)
Effect on postretirement
   benefit obligation                      31              (25)
----------------------------------------------------------------

14.  STOCK-BASED COMPENSATION

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

                                   2000       1999        1998
----------------------------------------------------------------
Expected life (years)               7.4        7.4         7.4
Risk-free interest rate             6.2%       6.5%        5.7%
Expected volatility                31.3%      31.4%       30.7%
Dividend yield                     1.29%      0.88%          -
----------------------------------------------------------------

     The weighted average fair value of options granted on January 3, 2000, was $18.84. The weighted average fair values of options granted on January 2, 1999, January 2, 1998, and January 19, 1998, were $22.05, $22.32 and $24.53, respectively.
     If the Corporation had elected to recognize compensation cost for stock-based compensation grants consistent with the method prescribed by SFAS No. 123, net earnings (loss) and net earnings (loss) per common share would have changed to the following pro forma amounts:

(millions, except per-share data)       2000       1999      1998
-------------------------------------------------------------------
Net Earnings(Loss): As reported      $  (259)   $   421   $   332
                    Pro forma           (262)       416       328
Basic EPS:          As reported        (5.62)      8.48      6.81
                    Pro forma          (5.70)      8.38      6.73
Diluted EPS:        As reported        (5.62)      8.39      6.61
                    Pro forma          (5.70)      8.29      6.54
-------------------------------------------------------------------

Stock option activity was as follows:

(options in thousands)                  2000       1999      1998
-------------------------------------------------------------------
Options:
Outstanding, January 1                 1,790      2,034     2,049
Granted                                  330        316       413
Exercised                                (22)      (553)     (388)
Canceled                                 (47)        (7)      (40)
-------------------------------------------------------------------
Outstanding, December 31               2,051      1,790     2,034
Exercisable, December 31               1,437      1,087     1,292
Available for grant, December 31       2,488        566     1,122
-------------------------------------------------------------------

Weighted Average Exercise Price:
Outstanding, January 1               $ 36.49    $ 30.43   $ 25.54
Granted                                46.14      50.87     48.44
Exercised                              10.31      22.29     22.72
Canceled                               44.79      48.99     40.53
Outstanding, December 31               38.12      36.49     30.43
Exercisable, December 31               33.70      28.05     23.80
-------------------------------------------------------------------

     The following table summarizes information about stock options outstanding as of December 31, 2000:

               Options Outstanding          Options Exercisable
          ------------------------------    --------------------
                    Weighted
                    Average     Weighted                Weighted
Range of            Remaining   Average                 Average
Exercise  Options  Contractual  Exercise    Options     Exercise
Prices     (000)   Life (yrs.)   Price       (000)       Price
--------  -------  -----------  --------     -----      --------
$ 5 - 15    135        2.4       $  10        135         $ 10
 15 - 25    121        3.6          22        121           22
 25 - 35    799        4.8          32        799           32
 35 - 55    996        7.9          48        382           48
-------------------------------------------------------------------
Total     2,051        6.1          38      1,437           34
===================================================================

     As of December 31, 2000, common shares totaling 2,051,025 were reserved for future issuance in conjunction with existing stock option grants. In addition, 2,487,720 common shares were reserved for future grants. Shares issued in option exercises may be from original issue or available treasury shares.

15.  INCOME TAXES

Earnings (loss) before income taxes consisted of the following:

(millions)                              2000       1999      1998
-------------------------------------------------------------------
U.S.                                   $(471)      $633      $487
Foreign                                   51         51        47
-------------------------------------------------------------------
Total                                   (420)       684       534
===================================================================

   Income taxes (benefit) consisted of the following:

(millions)                              2000       1999      1998
-------------------------------------------------------------------
Current:
Federal                                $ 154       $246      $165
Foreign                                   18         10        12
State                                     27         47        29
-------------------------------------------------------------------
                                         199        303       206
-------------------------------------------------------------------
Deferred:
Federal                                 (306)       (38)       (3)
Foreign                                    -          5        (1)
State                                    (54)        (7)        -
-------------------------------------------------------------------
                                        (360)       (40)       (4)
-------------------------------------------------------------------
Total                                   (161)       263       202
===================================================================

   Differences between actual provisions (benefits) for income taxes and provisions (benefits) for income taxes at the U.S. federal statutory rate (35%) were as follows:

(millions)                              2000       1999      1998
-------------------------------------------------------------------
Taxes on income (loss)
   at federal statutory rate           $(147)      $240      $187
Foreign sales corporation                 (1)        (1)       (1)
Foreign earnings subject
   to different tax rates                  4          -        (1)
State income tax, net of
   federal benefit                       (17)        26        19
Percentage depletion                      (4)        (4)       (3)
Other, net                                 4          2         1
-------------------------------------------------------------------
Provision (benefit) for
   income taxes                         (161)       263       202
===================================================================

Effective income tax rate               38.4%      38.4%     37.8%
===================================================================

   Significant components of deferred tax assets and liabilities as of December 31 were as follows:

(millions)                                     2000          1999
-------------------------------------------------------------------
Deferred Tax Assets:
Pension and postretirement benefits         $   104       $    93
Reserves not deductible until paid              550           178
Other                                            34             7
-------------------------------------------------------------------
                                                688           278
-------------------------------------------------------------------
Deferred Tax Liabilities:
Property, plant and equipment                   237           189
-------------------------------------------------------------------
Net deferred tax assets                         451            89
===================================================================

     The Corporation's income tax reserves were reduced by $103 million in the third quarter of 2000 to reflect the settlement of various tax audits. The benefit realized from the reduction of these reserves was credited to equity in accordance with AICPA Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code." The reduction of these reserves had no impact on the results of operations or cash flows of the Corporation.
     The Corporation does not provide for U.S. income taxes on the portion of undistributed earnings of foreign subsidiaries that are intended to be permanently reinvested. The cumulative amount of such undistributed earnings totaled approximately $206 million as of December 31, 2000. These earnings would become taxable in the United States upon the sale or liquidation of these foreign subsidiaries or upon the remittance of dividends. It is not practicable to estimate the amount of the deferred tax liability on such earnings.

16.  Segments

OPERATING SEGMENTS

(millions)                              2000       1999      1998
-------------------------------------------------------------------
Net Sales:
North American Gypsum                $ 2,298    $ 2,416   $ 2,045
Worldwide Ceilings                       705        689       695
Building Products Distribution         1,373      1,345     1,103
Eliminations                            (595)      (640)     (501)
-------------------------------------------------------------------
Total                                  3,781      3,810     3,342
===================================================================
Operating Profit (Loss):
North American Gypsum                    392        651       534
Worldwide Ceilings                        70         63        65
Building Products Distribution           110         87        40
Corporate                                (44)       (64)      (54)
Eliminations                               3         (7)        -
Provision for asbestos claims           (850)         -         -
Provision for restructuring expenses     (50)         -         -
-------------------------------------------------------------------
Total                                   (369)       730       585
===================================================================

Depreciation, Depletion
   and Amortization:
North American Gypsum                     70         57        50
Worldwide Ceilings                        18         19        18
Building Products Distribution             7          6         5
Corporate                                  1          9         8
-------------------------------------------------------------------
Total                                     96         91        81
===================================================================

Capital Expenditures:
North American Gypsum                    354        397       260
Worldwide Ceilings                        16         20        39
Building Products Distribution             9          8         9
Corporate                                  1          1         1
-------------------------------------------------------------------
Total                                    380        426       309
===================================================================

Assets:
North American Gypsum                  1,924      1,721     1,350
Worldwide Ceilings                       433        425       434
Building Products Distribution           278        309       258
Corporate                                639        431       392
Eliminations                             (60)       (92)      (68)
-------------------------------------------------------------------
Total                                  3,214      2,794     2,366
===================================================================

GEOGRAPHIC SEGMENTS

(millions)                              2000       1999      1998
-------------------------------------------------------------------
Net Sales:
United States                        $ 3,428    $ 3,449   $ 3,020
Canada                                   284        262       228
Other Foreign                            259        260       269
Geographic transfers                    (190)      (161)     (175)
-------------------------------------------------------------------
Total                                  3,781      3,810     3,342
===================================================================

Long-Lived Assets:
United States                          1,709      1,473     1,094
Canada                                   188        198       155
Other Foreign                            134        102        83
-------------------------------------------------------------------
Total                                  2,031      1,773     1,332
===================================================================

     Transactions between operating and geographic segments are accounted for at transfer prices that are approximately equal to market value. Intercompany transfers between operating segments (shown above as Eliminations) largely reflect intercompany sales from U.S. Gypsum to L&W Supply. No single customer accounted for 10% or more of consolidated net sales. Revenues are attributed to geographic areas based on the location of the assets producing the revenues. Export sales to foreign unaffiliated customers represent less than 10% of consolidated net sales. Segment operating profit (loss) includes all costs and expenses directly related to the segment involved and an allocation of expenses that benefit more than one segment.
     Corporate assets include the assets of USG Funding, which represent the outstanding balances of receivables purchased from U.S. Gypsum and USG Interiors, net of reserves. As of December 31, 2000, 1999, and 1998, such receivables, net of reserves, amounted to $93 million, $125 million and $141 million, respectively, including $59 million, $97 million and $106 million purchased from U.S. Gypsum and $34 million, $28 million and $35 million purchased from USG Interiors as of the respective dates.

17.  LITIGATION

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

Property Damage Cases: U.S. Gypsum is a defendant in ten Property Damage Cases, most of which involve multiple buildings. One of the cases is a conditionally certified class action comprising all colleges and universities in the United States, which certification is presently limited to the resolution of certain allegedly "common" liability issues (Central Wesleyan College v. W.R. Grace & Co., et al., U.S.D.C. S.C.). The Company anticipates that, as a result of the operation of statutes of limitations and the impact of certain other factors, few if any additional Property Damage Cases will be filed. However, if the class action referred to above is decertified, as sought by the Company, it is likely that some colleges and universities will file individual Property Damage Cases against U.S. Gypsum. It is likely that any cases that are filed will seek substantial damages.
     In total, U.S. Gypsum has settled approximately 116 Property Damage Cases involving 246 plaintiffs, in addition to four class action settlements. Twenty-four cases have been tried to verdict, seventeen of which were won by U.S. Gypsum and seven of which were lost. Three of the twenty-four cases, one won at the trial level and two lost, were settled during appeals. In the cases lost, compensatory damage awards against U.S. Gypsum totaled $11.5 million. Punitive damages totaling $5.5 million were entered against U.S. Gypsum in four trials. Two of the punitive damage awards, totaling $1.45 million, were paid, and two were settled during the appellate process.
     In 2000, no new Property Damage Cases were filed against U.S. Gypsum, one was settled, and ten were pending at year end. U.S. Gypsum expended approximately $14 million for the defense and resolution of Property Damage Cases and received insurance payments of approximately $21 million in 2000. In 1999, no new Property Damage Cases were filed against U.S. Gypsum, one case was settled, and eleven were pending at year end. U.S. Gypsum expended $5 million for the defense and resolution of Property Damage Cases and received insurance payments of $24 million. In 1998, two Property Damage Cases were filed against U.S. Gypsum, two cases were dismissed before trial, four were settled, and twelve were pending at year end. U.S. Gypsum expended $29.5 million for the defense and resolution of Property Damage Cases and received insurance payments of $22 million in 1998 (most of which consisted of payments for settlements agreed to in the prior year).
     U.S. Gypsum's estimated cost of resolving pending Property Damage Cases is discussed below (see "Estimated Cost").

Personal Injury Cases: U.S. Gypsum is also a defendant in approximately 92,000 Personal Injury Cases pending at December 31, 2000, as well as an additional approximately 59,000 cases that have been settled but will be closed over time. Filings of new Personal Injury Cases totaled approximately 53,000 claims in 2000, compared with 48,000 claims in 1999, 80,000 claims in 1998, and 23,500 claims in 1997. The Company believes that the higher rate of personal injury case filings in 1998 resulted, at least in part, from a Supreme Court ruling striking down a class action settlement that included an injunction against the filing of certain Personal Injury Cases from September 1994 until July 1997. It is likely that Personal Injury Cases will continue to be filed in substantial numbers for the foreseeable future, although the percentage of such cases filed by claimants with little or no physical impairment is expected to remain high.
     U.S. Gypsum's average settlement cost for Personal Injury Cases has been increasing. In 2000, U.S. Gypsum (through the Center for Claims Resolution, discussed below) closed approximately 57,000 claims for an average settlement of approximately $2,600 per case, exclusive of defense costs. In addition, during 2000, U.S. Gypsum agreed to settle, in future years, approximately 26,000 claims pending as of December 31, 2000, at approximately $1,475 per claim. See "Estimated Cost" below for the estimated cost of resolving pending and future asbestos cases to be filed through 2003.
     U.S. Gypsum has been a member, together with fourteen other former producers of asbestos-containing products, of the Center for Claims Resolution (the "Center"), which assumed the handling of all Personal Injury Cases pending against U.S. Gypsum and the other members of the Center. Since 1988, costs of defense and settlement of Personal Injury Cases have been shared among the members of the Center pursuant to predetermined sharing formulae. Effective February 1, 2001, the Center members, including U.S. Gypsum, will no longer share the costs of settlements entered into after that date, and each Center member, including U.S. Gypsum, will negotiate and be responsible for paying its own settlements separately. The Center will continue to perform certain claims administration, negotiation, and defense functions for its members, the costs of which will continue to be shared by 14 of the original Center members. Other selected defense costs will be borne separately by each Center member, including U.S. Gypsum. Most of U.S. Gypsum's personal injury liability and defense costs have been paid by insurance, but current and future costs will be paid largely by U.S. Gypsum, due to exhaustion of most available insurance. In addition, the end of indemnity sharing by Center members may affect the amounts paid by U.S. Gypsum to resolve Personal Injury Cases in the future. Plaintiffs' settlement demands to separate Center members, including U.S. Gypsum, may be greater than the members' historical share of settlement payments when the Center members shared settlement costs. In addition, it is possible that more cases will be tried to verdict against U.S. Gypsum than has previously been the case and that significant adverse verdicts may occur. In December 2000, a jury in Miami, Fla., returned a verdict against U.S. Gypsum in the amount of $14 million in compensatory damages and may award additional punitive damages. In February 2001, a jury in Beaumont, Texas, returned a verdict against U.S. Gypsum and in favor of 22 plaintiffs in the total net amount of $16.6 million in compensatory damages. No punitive damages were awarded. Damages awarded against U.S. Gypsum's co-defendant, Flexitallic, Inc. totaled $18.6 million. U.S. Gypsum plans to appeal.
     U.S. Gypsum and other Center members have negotiated a number of settlements with plaintiffs' firms that include agreements to resolve over time the firms' pending claims as well as certain future claims. With regard to future claims, these settlements typically provide that the plaintiffs' firms will recommend to their future clients that they defer filing, or accept nominal payments on, personal injury claims that do not meet established disease criteria, and, with regard to those claims meeting established disease criteria, that the future clients accept specified amounts to settle those claims. The Center reached several such agreements in 1999 and 2000. These agreements typically resolve claims for amounts consistent with historical per-claim settlement costs paid to the plaintiffs' firms involved. However, settlement costs for cases resolved outside such agreements have been increasing, reflecting higher settlement demands to all defendants for more serious cases, particularly in certain jurisdictions, and the bankruptcy of several defendants.
     During 2000 and early 2001, several defendants in the Personal Injury Cases (including one member and one former member of the Center) filed bankruptcy petitions, and others may file in the future. When such bankruptcies occur, the bankrupt defendant typically ceases paying asbestos claims for a period of years. The absence of these defendants from the litigation is increasing the cost of resolving Personal Injury Cases for other defendants, including U. S. Gypsum, because plaintiffs typically (and have recently) increased settlement demands to remaining solvent defendants to replace the expected payments of now-bankrupt defendants. Although the projected effect of recent bankruptcy filings has been considered in estimating the cost of settling pending and future asbestos cases (see "Estimated Cost," below), if additional major defendants were to file for bankruptcy, this likely would have a material impact on U. S. Gypsum's settlement costs and may increase the cost above that estimated below.
     During 2000, five members left the Center, three of which are (because of bankruptcy or insolvency) no longer paying their share of certain settlements agreed to by the Center while they were members. Although in the past, plaintiffs in such cases have accepted reduced payments from the remaining Center members consistent with their share of the agreed settlements, some plaintiffs now argue that the remaining Center members are required to fund the entire settlement. Although there are strong defenses to such claims, there can be no assurance as to the outcome. In other cases, the plaintiffs have certain rights to nullify the settlement as to any unpaid portion, and it is possible that such settlements will be jeopardized by the unwillingness of the remaining members to fund the absent shares. Such a development would be likely to increase U.S. Gypsum's costs of resolving the cases.
     During 2000, approximately 53,000 Personal Injury Cases were filed against U.S. Gypsum, and approximately 57,000 were closed. U.S. Gypsum incurred expenses of $162 million in 2000 with respect to Personal Injury Cases, and received approximately $90 million of insurance payments during that same year. During 1999, approximately 48,000 Personal Injury Cases were filed against U.S. Gypsum, and approximately 37,000 were settled or dismissed. U.S. Gypsum incurred expenses of $100 million in 1999 with respect to the settlement and defense of Personal Injury Cases, of which approximately $85 million was paid by insurance. During 1998, approximately 80,000 Personal Injury Cases were filed against U.S. Gypsum, and 21,000 were settled or dismissed. U.S. Gypsum incurred expenses of $61.1 million in 1998 with respect to the resolution and defense of Personal Injury Cases, of which $45.5 million was paid by insurance.
     U.S. Gypsum's estimated cost of resolving Personal Injury Cases is discussed below (see "Estimated Cost").

Insurance Coverage: U.S. Gypsum sued its insurance carriers in 1983 to obtain coverage for asbestos cases (the "Coverage Action") and has settled all disputes with its solvent carriers. As of December 31, 2000, after deducting insurance paid out to date, and taking into account recent settlements, approximately $86 million of insurance remained with four carriers, all of which have agreed, subject to certain limitations and conditions, to cover asbestos-related costs.
     Four of U.S. Gypsum's domestic insurance carriers, as well as underwriters of portions of various policies issued by Lloyds and other London market companies, providing a total of approximately $106 million of coverage, are insolvent. Because these policies would already have been consumed by U.S. Gypsum's asbestos expenses to date if the carriers had been solvent, the insolvencies will not adversely affect U.S. Gypsum's coverage for future asbestos-related costs. However, U.S. Gypsum is pursuing claims for reimbursement from the insolvent estates and other sources and expects to recover a presently indeterminable portion of the policy amounts from these sources. The amount of insurance remaining has increased due to increases in the distributions from the estate of an insolvent carrier.
     U.S. Gypsum's total asbestos-related payments, net of insurance recoveries, were $62 million in 2000 and $24 million in 1998. Insurance payments to U.S. Gypsum for asbestos-related matters exceeded asbestos-related expenses by $6 million for 1999 due primarily to nonrecurring reimbursement for amounts expended in prior years.

Estimated Cost: The asbestos litigation involves numerous uncertainties that make it difficult to estimate reliably U.S. Gypsum's probable liability in the Personal Injury and Property Damage Cases.
     In the Property Damage Cases, such uncertainties include, but may not be limited to, the identification and volume of asbestos-containing products in the buildings at issue in each case, which is often disputed; the claimed damages associated therewith; the viability of statute of limitations, product identification and other defenses, which varies depending upon the facts and jurisdiction of each case; the amount for which such cases can be resolved, which normally (but not uniformly) has been substantially lower than the claimed damages; and the viability of claims for punitive and other forms of multiple damages.
     Uncertainties in the Personal Injury Cases include, but may not be limited to, the number, disease and occupational characteristics, and venue of Personal Injury Cases that are filed against U.S. Gypsum; the age and level of physical impairment of claimants; the viability of claims for conspiracy or punitive damages; the elimination of indemnity sharing among Center members for future settlements and its impact on
U. S. Gypsum's ability to continue to resolve claims at historical or acceptable levels; the continued solvency of other defendants; the inability or refusal of former Center members to fund their share of existing settlements and its effect on such settlement agreements; the continued ability to negotiate settlements or develop other mechanisms that defer or reduce claims from unimpaired claimants; and the possibility that federal legislation addressing asbestos litigation will be enacted. In addition, additional bankruptcies of major defendants likely would have a material impact on U.S. Gypsum's settlement costs and may increase the cost above that estimated below.
     As a result, any estimate of U.S. Gypsum's liability, while based upon the information currently available, may not be an accurate prediction of actual costs and is subject to revision as additional information becomes available and developments occur, and U. S. Gypsum's liability may be materially different from its current estimate.
     The Corporation has in the past, in the opinion of management, been unable to reasonably estimate the probable cost of resolving future asbestos claims, although the Corporation has estimated and reserved for costs associated with then-pending claims. However, in 1999 and increasingly in 2000, the Center entered into a number of long-term, broad-based settlements with plaintiffs' law firms that provide, in addition to settlements of pending claims brought by such firms, that the Center would have certain rights relating to settlement of future claims brought by such firms. Generally, under these long-term settlements, these plaintiffs' firms agree to recommend to their future clients that they settle their claims against Center members consistent with specified amounts, depending upon the application of disease criteria.
     Concurrent with the increase in the number of these long-term settlements, the Corporation undertook a detailed study of U. S. Gypsum's current and potential future asbestos liability. This analysis was completed in the fourth quarter of 2000. As part of this analysis, the Corporation reviewed, among other things, historical case filings and increasing settlement costs; the type of products sold by U. S. Gypsum and the occupations of claimants expected to bring future asbestos-related claims; epidemiological data concerning the incidence of past and projected future asbestos-related diseases; trends in the propensity of persons alleging asbestos-related disease to sue U. S. Gypsum; the adverse effect on settlement costs of historical reductions in the number of solvent defendants available to pay claims, including reductions in membership of the Center; the pre-agreed settlement recommendations in, and the continued viability of, the long-term settlement agreements described above; and anticipated trends in recruitment by plaintiffs' firms of non-malignant or unimpaired claimants. The study attempted to weigh relevant variables and assess the impact of likely outcomes on future case filings and settlement costs. In addition, the Corporation considered future defense costs, as well as allegations that U. S. Gypsum and the other Center members bear joint liability for the share of certain settlement agreements that was to be paid by former members that now have refused or are unable to pay.
     Although substantial uncertainty remains, the Corporation believes it is now possible to provide a reasonable estimate of U. S. Gypsum's liability for asbestos cases to be filed through 2003 as well as those currently pending. The Corporation believes that it is probable that asbestos claims currently pending against U. S. Gypsum and future asbestos claims to be filed against it through 2003 (both property damage and personal injury) can be resolved for an amount between $889 million and $1,281 million, including defense costs, and that within this range the most likely estimate is $1,185 million. However, these amounts are expected to be expended over a period extending several years beyond 2003, because asbestos cases have historically been resolved an average of three years after filing. The above amounts are stated before tax benefit and are not discounted to present value.
     Although the Corporation estimates the probable liability for asbestos claims to be filed against U. S. Gypsum through 2003 to be in the range set forth above, it is also possible that the cost of resolving claims will be greater than that set forth in this range, which would require an additional charge to results of operations. Further, with regard to asbestos claims that may be filed after 2003, the Corporation does not believe that adequate information currently exists to allow it to reasonably estimate the number of claims to be filed beyond 2003, or the liability associated with such claims. However, claims will continue to be asserted after 2003, and it is probable that prior to the end of 2003 the Corporation will be able to reasonably estimate costs associated with claims to be filed after 2003 and will charge results of operations for such costs.

     The Corporation has attempted to evaluate and weigh all relevant factors in estimating U. S. Gypsum's liability. However, the Corporation cautions that liability in asbestos cases is difficult to predict and involves many subjective judgments that can be affected by the uncertainties identified above, as well as other presently unanticipated factors that may arise. Many of these factors, including but not limited to bankruptcies of co-defendants, are outside U. S. Gypsum's control. As a result, it is reasonably possible that actual costs may differ from the estimate set forth above and that this difference may be material.

Accounting for Asbestos Liability: As stated above, as of December 31, 2000, the Corporation estimated U. S. Gypsum's probable liability for asbestos costs associated with cases currently pending and expected to be filed through 2003 to be between $889 million and $1,281 million. U. S. Gypsum has reserved $1,185 million as the amount it believes to be the most likely estimate within that range. These amounts are stated before tax benefit and are not discounted to present value. In order to establish this reserve, a noncash, pre-tax charge to results of operations of $850 million was taken in the fourth quarter and added to existing asbestos-related reserves totaling $335 million as of December 31, 2000, which primarily related to pending claims. U.S. Gypsum had a corresponding receivable from insurance carriers of $86 million as of December 31, 2000, the estimated portion of the reserved amount that is expected to be paid or reimbursed by insurance.
     The Corporation intends to monitor asbestos-related costs and trends and, as noted above, it is reasonably possible that they may differ from the Corporation's current estimates and that any such difference may be material. In addition, asbestos claims will continue to be asserted after 2003, and it is probable that subsequent information will allow the Corporation to estimate the costs associated with those cases. When such events occur, additional charges to results of operations will be necessary in amounts that cannot presently be reasonably estimated, but which are likely to be material to the period in which they are taken.

Conclusion: Recent asbestos costs and charges, combined with declines in operating results, have adversely affected the Corporation's access to capital, results of operations, and financial position, but the Corporation currently believes that it has sufficient cash flow and other capital resources to meet its obligations and maintain its operations. However, although the Corporation's estimate of the cost of the asbestos litigation is based on the information currently available, the impact of the asbestos litigation on the Corporation may be affected by the numerous factors identified above, including but not limited to bankruptcies of other defendants, as well as other factors that may arise in the future. If asbestos-related costs materially exceed the Corporation's estimates or its cash flow and capital resources fall materially below current expectations, it is likely that the asbestos litigation would have a material adverse impact on the Corporation's results, liquidity and financial position.

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

REPORT OF MANAGEMENT

     Management of USG Corporation is responsible for the preparation, integrity and fair presentation of the financial information included in this report. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States and necessarily include certain amounts that are based on management's estimates and judgment.
     Management is responsible for maintaining a system of internal accounting controls to provide reasonable assurance as to the integrity and reliability of the financial statements, the proper safeguarding and use of assets, and the accurate execution and recording of transactions. Such controls are based on established policies and procedures and are implemented by trained personnel. The system of internal accounting controls is monitored by the Corporation's internal auditors to confirm that the system is proper and operating effectively. The Corporation's policies and procedures prescribe that the Corporation and its subsidiaries are to maintain ethical standards and that its business practices are to be consistent with those standards.
     The Corporation's financial statements have been audited by Arthur Andersen LLP, independent public accountants. Their audit was conducted in accordance with auditing standards generally accepted in the United States and included consideration of the Corporation's internal control system. Management has made available to Arthur Andersen LLP all the Corporation's financial records and related data, as well as minutes of the meetings of the Board of Directors. Management believes that all representations made to Arthur Andersen LLP were valid and appropriate.
     The Board of Directors, operating through its Audit Committee composed entirely of nonemployee directors, provides oversight to the financial reporting process. The Audit Committee meets periodically with management, the internal auditors and Arthur Andersen LLP, jointly and separately, to review accounting, auditing, internal control and financial reporting matters. Both Arthur Andersen LLP and the internal auditors have unrestricted access to the Audit Committee.

William C. Foote
Chairman, Chief Executive Officer and President

Richard H. Fleming
Executive Vice President and Chief Financial Officer

Raymond T. Belz
Senior Vice President and Controller

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of USG Corporation:
     We have audited the accompanying consolidated balance sheets of USG Corporation (a Delaware corporation) and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of earnings, cash flows and stockholders' equity for the years ended December 31, 2000, 1999 and 1998. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of USG Corporation and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for the years ended December 31, 2000, 1999 and 1998, in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP

ARTHUR ANDERSEN LLP
Chicago, Illinois

January 24, 2001

     SELECTED QUARTERLY FINANCIAL DATA (unaudited)


                                                First        Second            Third           Fourth              Total
     (millions, except per-share data)         Quarter       Quarter          Quarter          Quarter              Year
--------------------------------------------------------------------------------------------------------------------------------
     2000
     Net sales                                 $    989     $      995       $       956      $     841         $    3,781
     Operating profit (loss)                        184            165               122           (840)(a)           (369)(a)
     Net earnings (loss)                            106             93                65           (523)(a)           (259)(a)
     Per Common Share:
       Net earnings (loss) (b)  - basic            2.19           2.06              1.48         (12.05)             (5.62)
                                - diluted          2.18           2.04              1.48         (12.05)             (5.62)
       Price range (c)          - high           48.000         45.563            33.563         25.500             48.000
                                - low            30.750         30.359            24.625         13.125             13.125
       Cash dividends paid                         0.15           0.15              0.15           0.15               0.60

--------------------------------------------------------------------------------------------------------------------------------
     1999
     Net sales                                      873            949             1,006            982              3,810
     Operating profit                               154            183               198            195                730
     Net earnings                                    86            104               116            115                421
     Per Common Share:
       Net earnings (b)         - basic            1.73           2.09              2.34           2.34               8.48
                                - diluted          1.71           2.07              2.32           2.32               8.39
       Price range (c)          - high           58.375         64.500            60.750         52.375             64.500
                                - low            44.750         51.438            46.438         41.125             41.125
       Cash dividends paid                         0.10           0.10              0.10           0.15               0.45

--------------------------------------------------------------------------------------------------------------------------------

(a) Includes provisions of $850 million pretax ($524 million after-tax) for asbestos claims, $50 million pretax ($31 million after-tax) for restructuring expenses and $4 million pretax ($2 million after-tax) for the writedown of certain inventory.

(b) Basic earnings per share are calculated using weighted average common shares outstanding during the period. Diluted losses per share in the fourth quarter and full year 2000 also were calculated using weighted average common shares outstanding during the periods. Common stock equivalents were not included in these calculations because they have an anti-dilutive effect. For all other periods, diluted earnings per share were calculated using weighted average common shares and common stock equivalents outstanding during the period. The sum of the four quarters is not necessarily the same as the total for the year.

(c) Stock price ranges are for transactions on the New York Stock Exchange (trading symbol USG), which is the principal market for these securities. Stockholders of record as of January 31, 2001: Common - 4,314; Preferred - none.

FIVE-YEAR SUMMARY (unaudited)

(dollars in millions, except per-share data)                                          Years Ended December 31,
-----------------------------------------------------------------------------------------------------------------------------------
                                                                     2000          1999          1998          1997          1996
-----------------------------------------------------------------------------------------------------------------------------------
EARNINGS STATEMENT DATA:
Net sales                                                          $  3,781      $  3,810      $  3,342      $  3,066      $  2,764
Cost of products sold                                                 2,941         2,742         2,458         2,279         2,119
Selling and administrative expenses                                     309           338           299           281           268
Provision for asbestos claims                                           850            --            --            --            --
Provision for restructuring expenses                                     50            --            --            --            --
Amortization of excess reorganization value (a)                          --            --            --           127           169
Operating profit (loss)                                                (369)          730           585           379           208
Interest expense                                                         52            53            53            60            75
Interest income                                                          (5)          (10)           (5)           (3)           (2)
Other expense, net                                                        4             3             3             2             3
Income taxes (benefit)                                                 (161)          263           202           172           117
Net earnings (loss)                                                    (259)          421           332           148            15
Net Earnings (Loss) Per Common Share:
   Basic                                                              (5.62)         8.48          6.81          3.19          0.32
   Diluted (b)                                                        (5.62)         8.39          6.61          3.03          0.31

-----------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA (as of the end of the period):
Working capital                                                         (20)          319           410           199           150
Current ratio                                                          0.98          1.50          1.79          1.43          1.37
Property, plant and equipment, net                                    1,830         1,568         1,214           982           887
Total assets                                                          3,214         2,794         2,366         1,926         1,864
Total debt                                                              711           593           596           620           772
Total stockholders' equity (deficit)                                    464           867           518           147           (23)

-----------------------------------------------------------------------------------------------------------------------------------
OTHER INFORMATION:
Capital expenditures                                                    380           426           309           172           120
Stock price (per common share) (c)                                    22.50         47.13         50.94         49.00         33.88
Cash dividends paid (per common share)                                 0.60          0.45          0.10            --            --
Average number of employees                                          14,900        14,300        13,700        13,000        12,500

-----------------------------------------------------------------------------------------------------------------------------------

(a) Excess reorganization value was established in connection with a financial restructuring in May 1993 and was subsequently amortized through September 30, 1997.

(b) Basic earnings per share are calculated using weighted average common shares outstanding during the year. Diluted losses per share in 2000 also were calculated using weighted average common shares outstanding during the year. Common stock equivalents were not included in this calculation because they have an anti-dilutive effect. For all other years, diluted earnings per share were calculated using weighted average common shares and common stock equivalents outstanding during the year.


(c)  Stock price per common share reflects the final closing price of the year.